





Sonus

# 2013 Notice and Proxy Statement
# And
# 2012 Annual Report



April 25, 2013

TO OUR SHAREHOLDERS,

In a world that communicates through an ever-evolving set of tools, such as voice, video and text, Sonus strives to bring simplicity and capability to today's seemingly disparate network options. This premise underscores the promise we make to our customers each day. In last year's open letter to our shareholders, I described ways that Sonus had reset our go-to-market strategy and transformed our innovation road map to establish a new pace and build toward our next era of growth.

The transition of Sonus was set in motion by leveraging our foundation as a leading provider of VoIP infrastructure to service providers to now provide the technology to enable the next generation of Unified Communications frequently delivered through Cloud-based service providers. This strategic shift required Sonus to quickly and effectively establish a leadership position in the fast-growing session border controller (SBC) market. And we did. In 2012, Sonus significantly outpaced the SBC market rate of growth.

Sonus has emerged as the fastest growing brand of SBCs, capturing 19.2% share of the total service provider SBC market as of year-end 2012 (source: Infonetics). Sonus is now among the top three ranked brands in the enterprise SBC space (source: Infonetics). Further, Sonus was one of only two brands designated a 'leader' in the inaugural edition of the Gartner Magic Quadrant for SBCs. Additionally, we now offer the market's broadest portfolio of Microsoft Lync-qualified SBCs, an important opportunity to leverage with both service providers and enterprises. We expect our momentum in the growing SBC market to contribute well over 50% of our product revenues in 2013, representing an important milestone in the transformation of our business.

Our success and momentum is founded upon a well-executed strategy marked by these major operational milestones:

- Launching the Sonus SBC 5100 in June 2012, our first-ever SBC purpose-built for the enterprise and channel-ready to sell on day one.
- Unveiling our first global channel program in June 2012 with Sonus Partner Assure. The program equips channels to sell SBC solutions while expanding Sonus' coverage of the enterprise market globally.
- Updating the persona and image of Sonus with a new, current logo design as well as a refreshed website reflecting the strategic transformation of the company. We also published a series of 'Dummies' books to educate the market about SBCs, SIP Trunking and Session Management.
- Expanding our SBC product line with the August 2012 acquisition of NET, which enabled Sonus to deliver the industry's broadest enterprise SBC portfolio. The NET purchase also provided Sonus with a strengthened position in the fast-growing Microsoft Lync segment as well as an immediate foothold in the U.S. Federal Government market.

Global Corporate Headquarters • 4 Technology Park Drive • Westford, MA 01886 • U.S.A.
Tel: +1-978-614-8100 • Fax: +1-978-614-8101 • www.sonus.net


Sonus

- Investing in our product development process to ensure that the heritage of Sonus as a foundry of innovation remains strong, development processes are further streamlined and our commitment to quality remains paramount.
- Aligning our cost structure to the shift in our revenue mix, positioning Sonus for profitability in 2013 while enhancing the firm's strong financial foundation.

As our company strategy has shifted to establishing Sonus as a leading provider of SBC solutions, we have also witnessed the market decline in the legacy media gateway business as service providers move their capital investments toward revenue-generating opportunities. Put simply, the decommissioning of legacy voice switches, which drive the demand for media gateways, has become a lower priority for service providers. In response to this market shift, Sonus took action to right-size our cost structure such that we are now better aligned with the realities of a declining gateway market segment and are poised to support the forward growth of our SBC business.

As we look toward 2013, we expect our SBC business has become large enough and is growing fast enough to offset the continued decline in our legacy gateway business. More importantly, a new Sonus is emerging. A Sonus that can grow by hundreds of new customers each year versus just a dozen or so in previous years. A Sonus that unifies Unified Communications so service providers and enterprises no longer have to be constrained by prior investments in disparate communications infrastructure. A Sonus that leverages a strong operating model to deliver the continued innovation and capability our partners seeks and our customers demand.

Your investment in Sonus has allowed us to leverage the very best of our company to write our next chapter. Sonus' history of innovation is grounded in mission-critical communications, our blue-chip customer base and our foundation of talent who can see around corners to help define more effective ways for service providers and enterprises to communicate – each of these attributes serve as cornerstones in the future of Sonus. A future defined by helping companies communicate faster, smarter, and more collaboratively. A future defined by our continued march toward market leadership in the SBC market segment. And a future defined by Sonus' focus to generate sustained profitability and meaningful shareholder value.

Thank you for the trust you place in Sonus and for helping us reshape how the world communicates.

Sincerely,

Raymond P. Dolan
President and Chief Executive Officer





**SONUS NETWORKS, INC.**
**4 Technology Park Drive**
**Westford, MA 01886**

April 25, 2013

Dear Stockholder:

We cordially invite you to attend Sonus Networks, Inc.'s annual meeting of stockholders. The meeting will be held on Wednesday, June 12, 2013, at 10:00 a.m., local time, at the offices of Wilmer Cutler Pickering Hale and Dorr LLP, located at 60 State Street, Boston, Massachusetts.

The Notice of Annual Meeting of Stockholders and the Proxy Statement accompanying this letter describe the business to be acted upon at the meeting. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, which constitutes our annual report to our stockholders, is also enclosed. To ensure that your shares are represented at the meeting, you are urged to vote as described in the accompanying Proxy Statement.

Thank you for your support.

Sincerely,

Raymond P. Dolan
President and Chief Executive Officer



PROXY STATEMENT

**SONUS NETWORKS, INC.**
**4 Technology Park Drive**
**Westford, MA 01886**

---

## NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
**To be held June 12, 2013**

To the Stockholders of Sonus Networks, Inc.:

The 2013 annual meeting of stockholders of Sonus Networks, Inc. will be held on Wednesday, June 12, 2013 at 10:00 a.m., local time, at the offices of Wilmer Cutler Pickering Hale and Dorr LLP, located at 60 State Street, Boston, Massachusetts. At the meeting, we will consider and vote upon the following proposals to:

1. Elect eight nominees for director to hold office until the 2014 annual meeting of stockholders;
2. Approve the amendment to the Sonus Networks, Inc. 2007 Stock Incentive Plan, as amended;
3. Ratify the appointment of Deloitte & Touche LLP to serve as Sonus Networks' independent registered public accounting firm for the fiscal year ending December 31, 2013;
4. Approve, on a non-binding advisory basis, the compensation of our named executive officers as disclosed in the "Compensation Discussion and Analysis" section and the accompanying compensation tables and related narratives contained in the accompanying Proxy Statement; and
5. Transact any other business that may properly come before the meeting and any adjournments or postponements thereof.

These items are more fully described in the accompanying Proxy Statement. Stockholders of record at the close of business on April 15, 2013 are entitled to attend and vote at the 2013 annual meeting. All stockholders are invited to attend the annual meeting in person. Whether or not you plan to attend the annual meeting, your vote is important.

Stockholders of record may vote their shares by using the Internet or the telephone. Instructions for using these convenient services are set forth on the enclosed proxy card. Of course, you may also vote your shares by marking your votes on the enclosed proxy card, signing and dating it, and mailing it in the enclosed postage-paid envelope. If you hold your shares in "street name," you should follow the voting instructions provided by your broker, bank or other nominee. Any stockholder attending the meeting may vote in person, even if you have already voted on the proposal described in the accompanying Proxy Statement. Proof of identification will be required to enter the meeting. In addition, if your shares are held in the name of your broker, bank or other nominee, you must bring an account statement or letter from the nominee indicating that you were the beneficial owner of the shares on April 15, 2013, the record date for voting, and if you would like to vote at the meeting, you must also bring with you a legal proxy from your broker, bank or other nominee. Please note that cameras and other recording equipment will not be permitted at the meeting.

By Order of the Board of Directors,



Maurice L. Castonguay
Senior Vice President and Chief Financial Officer

Westford, Massachusetts
April 25, 2013

---

This Notice, the accompanying Proxy Statement and a form of proxy card are being mailed beginning on or about May 3, 2013 to all stockholders entitled to vote at the meeting. The Sonus Networks, Inc. 2012 Annual Report on Form 10-K, which includes our financial statements and constitutes our annual report to our stockholders, is being mailed with this Notice.

**Important Notice Regarding Availability of Proxy Materials for the Stockholder Meeting to be held on June 12, 2013: The Proxy Statement and the 2012 Annual Report to Stockholders are available at *https://materials.proxyvote.com/835916.***

PROXY STATEMENT

## TABLE OF CONTENTS

# SONUS NETWORKS, INC.
# PROXY STATEMENT

## INFORMATION ABOUT THE ANNUAL MEETING

Our Board of Directors, or our Board, is soliciting proxies for the annual meeting of stockholders of Sonus Networks, Inc. ("Sonus," "Sonus Networks," "our," "we," "us" or the "Company") to be held on Wednesday, June 12, 2013, and at any adjournments or postponements thereof. This Proxy Statement contains important information for you to consider when deciding how to vote on the matters brought before the meeting. Please read it carefully.

**Why am I receiving these materials?**

You have received these proxy materials because our Board is soliciting your vote at the 2013 annual meeting of stockholders. This Proxy Statement includes information that we are required to provide to you under the rules of the U.S. Securities and Exchange Commission, or the SEC, and that is designed to assist you in voting your shares.

**When and where is the meeting?**

The 2013 annual meeting of stockholders of the Company will be held on Wednesday, June 12, 2013 at 10:00 a.m., local time, at the offices of Wilmer Cutler Pickering Hale and Dorr LLP, located on the 26th floor at 60 State Street, Boston, Massachusetts.

**Who may vote at the meeting?**

Stockholders of record at the close of business on April 15, 2013, the record date, may attend and vote at the meeting. Each stockholder is entitled to one vote for each share of common stock held on all matters to be voted. As of the close of business on April 15, 2013, an aggregate of 285,726,703 shares of our common stock were outstanding (which includes 3,493,168 unvested shares underlying restricted stock grants that are not considered to be outstanding for accounting purposes). A list of our stockholders will be available for inspection at our corporate offices at 4 Technology Park Drive, Westford, Massachusetts beginning no less than ten days prior to the meeting.

**How many shares must be present to hold the meeting?**

A majority of the 285,726,703 shares of our common stock that were outstanding as of the record date must be present at the meeting in order to hold the meeting and conduct business. This is called a quorum. For purposes of determining whether a quorum exists, we count as present any shares that are properly represented in person at the meeting or that are represented by a valid proxy properly submitted over the Internet, by telephone or by mail. Further, for purposes of establishing a quorum, we will count as present shares that a stockholder holds and which are represented by their proxy even if the stockholder does not vote on one or more of the matters to be voted upon.

**What proposals will be voted on at the meeting?**

There are four proposals scheduled to be voted on at the meeting:

- The election of eight nominees for director to hold office until the 2014 annual meeting of stockholders;
- The approval of the amendment to the Sonus Networks, Inc. 2007 Stock Incentive Plan, as amended;
- The ratification of Deloitte & Touche LLP to serve as Sonus Networks' independent registered public accounting firm for the fiscal year ending December 31, 2013; and

- The non-binding advisory vote on the compensation of our named executive officers as disclosed in the "*Compensation Discussion and Analysis*" section and the accompanying compensation tables and related narratives contained in this Proxy Statement.

Please see "*Proposal 1—Election of Directors*" beginning on page 6 of this Proxy Statement; "*Proposal 2—Approval of the Amendment to the Sonus Networks, Inc. 2007 Stock Incentive Plan, as Amended*" beginning on page 10 of this Proxy Statement; "*Proposal 3—Ratification of the Appointment of Independent Registered Public Accounting Firm*" beginning on page 20 of this Proxy Statement; and "*Proposal 4—A Non-Binding Advisory Vote on the Compensation of Our Named Executive Officers*" beginning on page 22 of this Proxy Statement.

**How does the Board of Directors recommend that I vote?**

Our Board recommends that you vote your shares:

- "For" the election of each of the nominees to our Board;
- "For" the approval of the amendment to the Sonus Networks, Inc. 2007 Stock Incentive Plan, as amended;
- "For" the ratification of the appointment of Deloitte & Touche LLP to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2013; and
- "For" the approval, on a non-binding advisory basis, of the compensation of our named executive officers, as disclosed in the "*Compensation Discussion and Analysis*" section and the accompanying compensation tables and related narratives contained in this Proxy Statement.

**What vote is required to approve each matter and how are votes counted?**

*Election of Directors.* To be elected, each of the eight nominees for director must receive a plurality of the votes of the shares of common stock present or represented at the 2013 annual meeting of stockholders and entitled to vote as of the record date. Abstentions are not counted for purposes of electing directors. You may vote "For" all nominees, "Withhold" your vote from all nominees, or vote "For" one or more nominees and "Withhold" your vote from one or more of the nominees. Votes that are withheld will not be included in the vote tally for the election of directors and will not affect the results of the vote. Please note that if you are a beneficial owner of our common stock and your stock is held through a broker, under stock exchange rules a broker subject to those rules is not permitted to vote your shares on the election of directors without your instruction. Therefore, if a beneficial owner of our common stock fails to instruct such a broker on how to vote for the Board's nominees, that beneficial owner's shares cannot be voted on this matter—in other words, your broker's proxy will be treated as a "broker non-vote," which is explained in the following question and explanation.

*Approval of the Amendment to the Sonus Networks, Inc. 2007 Stock Incentive Plan, as Amended.* The affirmative vote of a majority of the shares of common stock present or represented at the 2013 annual meeting of stockholders and entitled to vote as of the record date will be required to approve the amendment to the Sonus Networks, Inc. 2007 Stock Incentive Plan, as amended, or the 2007 Plan. You may vote "For", "Against", or "Abstain" from voting on this proposal. Abstaining from the voting on this proposal will have the effect of a vote against approval of the amendment to the 2007 Plan. As in the case of the election of directors, please note that if your common stock is held with a broker, that broker is not permitted to vote your shares on the amendment to the 2007 Plan without your instructions.

*Ratification of the Appointment of Deloitte & Touche LLP to Serve as Sonus Networks' Independent Registered Public Accounting Firm for the Fiscal Year Ending December 31, 2013.* The affirmative vote of a majority of the shares of common stock present or represented at the 2013 annual meeting of stockholders and entitled to vote as of the record date will be required to approve the ratification of Sonus Networks' independent registered public accounting firm. You may vote "For", "Against", or "Abstain" from voting on this proposal. Abstaining from the voting on this proposal will have the effect of a vote against the proposal.

*A Non-Binding Advisory Vote on the Compensation of Our Named Executive Officers.* The vote on the compensation of our named executive officers is non-binding, as provided by law. However, our Board and the Compensation Committee will review and consider the outcome of this vote when making future compensation decisions for our named executive officers. The affirmative vote of a majority of the shares of common stock present or represented at the 2013 annual meeting of stockholders and entitled to vote as of April 15, 2013 will be required to approve the non-binding advisory vote on the compensation of our named executive officers. You may vote "For", "Against", or "Abstain" from voting on this proposal. Abstaining from the voting on this proposal will have the effect of a vote against the proposal. As in the case of the election of directors, please note that if your common stock is held with a broker, that broker is not permitted to vote your shares on the non-binding advisory vote on the compensation of our named executive officers without your instructions.

**What are broker non-votes and what is the effect of broker non-votes?**

Brokers have the discretion to vote shares held in "street name"—a term that means the shares are held in the name of the broker on behalf of its customer, the beneficial owner—on routine matters, such as ratification of independent registered public accounting firms, but not on non-routine matters. Generally, broker non-votes occur when shares held by a broker for a beneficial owner are not voted with respect to a non-routine matter because the broker has not received voting instructions from the beneficial owner and the broker lacks discretionary authority to vote the shares because of the non-routine nature of the matter. Broker non-votes are counted as shares present for purposes of determining the presence of a quorum. The election of directors, the approval of the amendment to the 2007 Plan and the non-binding advisory vote on compensation of our named executive officers are "non-routine" matters for which brokers, under applicable stock exchange rules, may not exercise discretionary voting power without instructions from the beneficial owner. Your vote is very important, whether you hold directly or through a broker, bank or other nominee. We encourage you to read the Proxy Statement and the 2012 Annual Report carefully and if you are a beneficial owner, please be sure to give voting instructions to your broker, bank or other nominee.

**How can I vote my shares in person at the meeting?**

Shares held directly in your name as the stockholder of record may be voted in person at the meeting. If you choose to attend the meeting, please bring the enclosed proxy card and proof of identification for entrance to the meeting. If you hold your shares in street name, please bring the enclosed proxy card or voting instruction form and proof of identification for entrance to the meeting. You must also request a legal proxy from your broker and bring it to the annual meeting if you would like to vote at the meeting.

**How can I vote my shares without attending the meeting?**

Whether you hold shares directly as a stockholder of record or beneficially in street name, you may vote without attending the meeting. If you are a stockholder of record, you may vote in any of the following ways:

- *Vote by mail.* You may complete, date and sign the proxy card and mail it in the postage-prepaid envelope that you received. The persons named in the proxy card will vote the shares you own in accordance with your instructions on the proxy card you return. If you return the proxy card but do not give any instructions on a particular matter described in this Proxy Statement, the persons named in the proxy card will vote the shares you own in accordance with the recommendations of our Board.

- *Vote over the Internet.* If you have Internet access, you may vote your shares by following the instructions set forth on your proxy card. If you vote on the Internet, please do not return your proxy card.
- *Vote by telephone.* If you are located in the United States or Canada, you may vote your shares by telephone by following the instructions set forth on your proxy card. If you vote by telephone, please do not return your proxy card.

Telephone and Internet voting will be available until 11:59 p.m., Eastern Daylight Time on June 11, 2013.

If your shares are held in the name of a broker, bank or other nominee, please follow the voting instructions on the forms you receive from such nominee. The availability of voting by Internet or telephone will depend upon their voting procedures.

**Who is serving as the Company's inspector of elections?**

Broadridge Financial Solutions, Inc. has been engaged as our independent inspector of elections to tabulate stockholder votes for the 2013 annual meeting.

**How can I change my vote?**

You may revoke your proxy and change your vote at any time before the polls close at the meeting. You may do this by signing and submitting a new proxy card with a later date, voting by telephone or using the Internet (your latest telephone or Internet proxy is counted) or by attending the meeting and voting in person. Attending the meeting will not revoke your proxy unless you specifically request it.

**Is my vote confidential?**

Proxy instructions, ballots and voting tabulations that identify stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Sonus or to third parties, except as necessary to meet applicable legal requirements; and to allow for the tabulation and certification of votes.

Occasionally, stockholders provide written comments on their proxy cards, which may be forwarded to management and our Board.

**What are the directions to the meeting?**

The offices of Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109, telephone: (617) 526-6000. The main reception area where you should check in is on the 26th floor, where the annual meeting will be held.

***By Car***

*From the West*

Take the Mass Pike (I-90).
Take Exit 24B into Liberty Tunnel, and stay in right lane.
Take Exit 23, Government Center, and stay in left lane.
At the end of the exit ramp, turn left onto Surface Road.

Turn right onto State Street from Surface Road.
Proceed up State Street to Merchants Row.
Take a right onto Merchants Row and proceed to end of street.
Take a left into garage, take a ticket, and proceed to the public parking area.

*From the South*

Take Route 93-North (Fitzgerald/Southeast Expressway).
Proceed through Liberty Tunnel, stay in right lane.
Take Exit 23, Government Center, and stay in left lane.
At the end of the exit ramp, turn left onto Surface Road.
Turn right onto State Street from Surface Road.
Proceed up State Street to Merchants Row.
Take a right onto Merchants Row and proceed to end of street.
Take a left into garage, take a ticket, and proceed to public parking area.

*From the North*

Take Route 93-South.
From Route 93-South, proceed over Zakim Bridge into the tunnel.
Take exit 24A, Government Center.
Follow signs for the Aquarium/Financial District.
At end of the exit, bear left and proceed onto Surface Road.
Take a right from Surface Road onto State Street.
Proceed up State Street to Merchants Row.
Take a right onto Merchants Row and proceed to end of street.
Take a left into garage, take a ticket, and proceed to public parking area.

*From Logan Airport*

Exit airport following signs for the Ted Williams Tunnel.
Take Exit 24 to I-93 North.
Take Exit 23, Government Center, and stay in left lane.
At the end of the exit ramp, turn left onto Surface Road.
Turn right onto State Street from Surface Road.
Proceed up State Street to Merchants Row.
Take a right onto Merchants Row and proceed to end of street.
Take a left into garage, take ticket, and proceed to public parking area.

***By Subway***

The offices of Wilmer Cutler Pickering Hale and Dorr LLP are located at 60 State Street in the financial district of downtown Boston at the State Street MBTA stop on the Blue and Orange lines.

## Proposal 1—ELECTION OF DIRECTORS

### Board of Directors

Our Board is presently composed of eight members, seven of whom are independent within our director independence standards, which meet the director independence standards of the NASDAQ Stock Market Marketplace Rules. Each of the directors elected at the 2013 annual meeting of stockholders will serve for a term expiring at the 2014 annual meeting of stockholders. At the 2013 annual meeting of stockholders, all of our directors will be elected to hold office in accordance with our Fourth Amended and Restated Certificate of Incorporation, as amended.

Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the nominees named below. If a nominee declines to serve or is unable to serve as a director at the time of the annual meeting, such shares will be voted for the election of such substitute nominee as our Board may propose. It is not presently expected that the nominees named below will be unable or will decline to serve as a director. Under Delaware law, the affirmative vote of the holders of a plurality of shares of common stock voting on this matter at the annual meeting (*i.e.,* the largest number of votes cast) is required to elect each director. Consequently, only shares that are voted in favor of a particular nominee will be counted toward such nominee's achievement of a plurality.

### Nominees Up For Election—Background and Qualifications

The Board proposes the election of the following eight directors of the Company to hold office until the 2014 annual meeting of stockholders. Below is information about each nominee, including biographical data for at least the last five years.

*James K. Brewington,* 69, has been a director since May 2009. Mr. Brewington is a veteran of the global communications market, with over 40 years of industry experience at AT&T Inc. and Lucent Technologies before his retirement in 2007. From mid-2004 until his retirement from Lucent Technologies, Mr. Brewington was President of the then newly-formed Developing Markets group, tasked with expanding the revenue base beyond domestic borders, reflecting his prior success in building out their global footprint. Prior to this, he was President of Lucent Technologies' Mobility Solutions division, where he was responsible for all wireless infrastructure for the mobility segment, including global wireless development and product architecture, project management, and business and product management. Mr. Brewington joined Lucent Technologies in 1996. He began his career at AT&T Inc. in 1968, and over the ensuing years held various executive management positions in the telecommunications industry, including overseeing Bell Telephone Wireless Laboratories.
Mr. Brewington has served on the Board of Directors and the Nominating and Corporate Governance Committee of Kopin Corporation since 2006 and serves on the Board of Directors of two privately-held companies. He also advises several technology startup companies. He has served on the boards of the U.S.-Saudi Arabian Business Council and INROADS/North Jersey, Inc., a non-profit organization that trains minority youth for careers in business and industry. He is a member of the Cellular Telecommunications Industry Association, or CTIA, and the CTIA Wireless Foundation.
Mr. Brewington has a Master of Business Administration degree from Seattle University, a Master of Science degree from Stanford University (Sloan Fellow) and a Bachelor of Arts degree from the College of Idaho.

Based primarily upon Mr. Brewington's extensive executive management and leadership experience and deep technical expertise in the telecommunications industry; strong risk analysis, corporate governance and administrative skills and experience; and contributions as a current Board and Board committee member, as well as those demonstrated attributes discussed above and the leadership skills and other experience of Mr. Brewington, the Board has determined that Mr. Brewington is well-qualified to continue serving as a director of Sonus.

*John P. Cunningham*, 75, has been a director since September 2004. In 2002, Mr. Cunningham retired from Citrix Systems, Inc., a global leader in virtual workplace software and services. From 2001 to 2002, Mr. Cunningham was Senior Vice President, Finance and Operations of Citrix Systems, Inc. He joined Citrix Systems, Inc. in 1999 as Senior Vice President, Finance and Administration and served in that capacity until 2001. From 1998 to 1999, Mr. Cunningham served as Executive Vice President and Chief Financial Officer of Wang Global, a worldwide provider of network services. Prior to joining Wang Global, he served as Chief Financial Officer of Whirlpool Corporation from 1996 to 1998 and Chief Financial Officer of Maytag Corporation from 1994 to 1996. Mr. Cunningham has also held various management positions, including Corporate Controller, at International Business Machines. Since 2001, he has served as a member of the Board of Directors of Smart Disk Corporation as well as its Audit Committee. Mr. Cunningham has a Master of Business Administration degree from New York University and a Bachelor of Science degree from Fordham University.

Based primarily upon Mr. Cunningham's extensive executive management and leadership experience as chief financial officer of various companies; deep financial expertise, including extensive accounting, risk analysis, corporate governance and administrative skills and experience; and contributions as a current Board and Board committee member, as well as those demonstrated attributes discussed above and the leadership skills and other experience of Mr. Cunningham, the Board has determined that Mr. Cunningham is well-qualified to continue serving as a director of Sonus.

*Raymond P. Dolan*, 55, has been our President, Chief Executive Officer and a director since October 2010, and is responsible for the strategic direction and management of our company. Mr. Dolan has more than 25 years of experience in the telecommunications industry, having served in senior leadership positions at QUALCOMM Incorporated, Nextwave Wireless and BellAtlantic/NYNEX Mobile. From 2006 to 2008, Mr. Dolan served as Chief Executive Officer of QUALCOMM/Flarion Technologies, a developer of mobile broadband communications technologies, as well as Senior Vice President of QUALCOMM Incorporated. Prior to its acquisition by QUALCOMM in 2006, Mr. Dolan served as Chairman and Chief Executive Officer of Flarion Technologies. Before his role at Flarion Technologies, from 1996 to 2000, Mr. Dolan was Chief Operating Officer of NextWave Telecom. Prior to that, he spent eight years at BellAtlantic/NYNEX Mobile, serving in numerous roles of increasing responsibility, most recently as Executive Vice President of Marketing. He began his career in the telecommunications industry at PacTel Cellular as a Manager of Network Operations. Mr. Dolan also served as an officer in the United States Marine Corps, where he spent more than seven years as a tactical jet pilot. He has served on the Board of Directors and is Chairman of the Nominating and Corporate Governance Committee of American Tower Corporation since 2003, and served on the Board of Directors of NII Holdings, Inc. from 2008 until May 2012. Mr. Dolan graduated from the U.S. Naval Academy with a degree in Mechanical Engineering and also holds a Master of Business Administration degree from the Columbia University School of Business.

Based primarily upon Mr. Dolan's extensive executive management and leadership experience as our President and Chief Executive Officer and as the Chief Executive Officer of QUALCOMM/Flarion Technologies; strong financial, risk analysis, corporate governance and administrative skills and experience; and contributions as a current Board and Board committee member, as well as those demonstrated attributes discussed above and the leadership skills and other experience of Mr. Dolan, the Board has determined that Mr. Dolan is well-qualified to continue serving as a director of Sonus.

*Beatriz V. Infante,* 59, has been a director since January 2010. Since 2009, Ms. Infante has served as Chief Executive Officer of BusinessExcelleration LLC, a business consultancy that she founded. From 2010 until its sale in 2011, Ms. Infante was the Chief Executive Officer and a director of ENXSUITE Corporation, a leading supplier of energy management solutions. From 2006 until its acquisition by Voxeo Corporation in 2008, she was the Chief Executive Officer and a director of VoiceObjects Inc., a market leader in voice applications servers. From 2004 to 2005, Ms. Infante served as Interim Chief Executive Officer and a director of Sychron Inc., which was sold to an investor group. From 1998 to

2003, Ms. Infante held various positions with Aspect Communications, a leading provider of call centers and unified communications solutions, including the roles of Chairman, President and Chief Executive Officer. Ms. Infante was also an Executive-in-Residence at U.S. Venture Partners, a leading Silicon Valley venture capital firm, from 2009 to 2010. She has served on the Board of Directors, Compensation Committee and Nominating and Corporate Governance Committee of Emulex Corporation since May 2012; has served on the Board of Directors of one privately-held company since April 2012; is on the Advisory Committee to the Princeton University School of Engineering and Applied Science and is an advisor and investor in a mobile-social startup incubator Tandem Entrepreneurs. She has been a director at a number of privately-held companies as well as two non-profit organizations, Silicon Valley Leadership Group and Joint Venture Silicon Valley Network. Additionally, Ms. Infante is a National Association of Corporate Directors (NACD) Board Leadership Fellow and a member of the Corporate Directors Group. Ms. Infante holds a Bachelor of Science and Engineering degree in Electrical Engineering and Computer Science from Princeton University and holds a Master of Science degree in Engineering and Computer Science from California Institute of Technology.

Based primarily upon Ms. Infante's extensive executive management and leadership experience as chairman and chief executive officer of various companies, including a telecommunications company; strong financial, risk analysis, corporate governance and administrative skills and experience; and contributions as a current Board and Board committee member, as well as those demonstrated attributes discussed above and the leadership skills and other experience of Ms. Infante, the Board has determined that Ms. Infante is well-qualified to continue serving as a director of Sonus.

*Howard E. Janzen*, 59, has been a director since January 2006 and the Chairman of the Board since December 2008. Since May 2012, Mr. Janzen has been the President and Chief Executive Officer of Cool Planet Energy Systems, Inc., a company that converts non-food biomass into sustainable, high-octane gasoline, as well as its director since July 2012. Since 2002, Mr. Janzen has served as President and Chief Executive Officer of Janzen Ventures, Inc., a private investment business venture. Mr. Janzen was the Chief Executive Officer of One Communications Corp., a supplier of integrated advanced telecommunications solutions to businesses, from 2007 until its sale in 2011, and served on the Board of Directors of One Communications from 2007 until the 2011 sale. He served as President of Sprint Business Solutions, the business unit serving Sprint Corporation's business customer base with almost 10,000 employees and $12 billion in annual revenue from 2004 to 2005. From 2003 to 2004, he was President of Sprint Corporation's Global Markets Group, responsible for Sprint Corporation's long distance service for both consumer and business customers. From 1994 until 2002, Mr. Janzen served as President and Chief Executive Officer, and Chairman from 2001 to 2002, of Williams Communications Group, Inc., a high technology company. Mr. Janzen has served as a member of the Board of Directors, the Compensation Committee and the Corporate Governance Committee of Global Telecom & Technology, Inc. since 2006; and a member of the Board of Directors, Compensation Committee and Strategy Committee of Macrosolve, Inc. from 2006 to May 2012. Mr. Janzen also serves as a member of the Board of Directors of three privately-held companies, a member of the Executive Committee of the Global Information Infrastructure Commission, and a member of the Boards of Directors of the following non-profit organizations—Hillcrest Healthcare System, Morningside Foundation and Heart of America Boy Scout Council. Mr. Janzen received his Bachelor of Science and Master of Science degrees in Metallurgical Engineering from the Colorado School of Mines. He also has completed the Harvard Business School Program for Management Development.

Based primarily upon Mr. Janzen's extensive executive management and leadership experience as president and chief executive officer of various telecommunications companies; strong strategic planning, risk analysis, corporate governance and administrative skills and experience; and contributions as a current Board and Board committee member, as well as those demonstrated attributes discussed above and the leadership skills and other experience of Mr. Janzen, the Board has determined that Mr. Janzen is well-qualified to continue serving as a director of Sonus.

*John A. Schofield*, 64, has been a director since January 2009. From 1999 to 2005, Mr. Schofield served as President, Chief Executive Officer and Chairman of the Board of Advanced Fibre Communications, Inc., a leading supplier of next-generation edge access equipment and multi-service broadband solutions for the telecommunications industry. From 1992 to 1999, Mr. Schofield served as Senior Vice President and then President of the Integrated Solutions Group of ADC Telecommunications, Inc., a world-wide supplier of network equipment, software solutions, and integration services for broadband and multiservice networks. Since 2000, he has served as the Chairman of the Board of Directors of Integrated Device Technology, Inc., as well as a member of its Compensation Committee and its Nominating and Governance Committee. Mr. Schofield has a Bachelor of Science degree in Electrical Engineering from the NSW Institute of Technology in Sydney, Australia and is a graduate of Raytheon's Management Development Program.

Based primarily upon Mr. Schofield's extensive executive management and leadership experience as president of various companies; deep expertise in corporate governance, including strong risk analysis and administrative skills and experience, as evidenced by his accreditation as a Board Leadership Fellow of the National Association of Corporate Directors; and contributions as a current Board and Board committee member, as well as those demonstrated attributes discussed above and the leadership skills and other experience of Mr. Schofield, the Board has determined that Mr. Schofield is well-qualified to continue serving as a director of Sonus.

*Scott E. Schubert*, 59, has been a director since February 2009. From 2005 until 2008, Mr. Schubert served as Chief Financial Officer of TransUnion LLC, a leading global information solutions company. From 2003 to 2005, Mr. Schubert served as Chief Financial Officer and, prior to that, Executive Vice President of Corporate Development of NTL, Inc. (now Virgin Media, Inc.). From 1999 to 2003, Mr. Schubert held the position of Chief Financial Officer of Williams Communications Group, Inc., a high technology company. Mr. Schubert also served as head of BP Amoco's Global Financial Services, leading the initial integration of BP and Amoco's worldwide financial operations following the merger of the two companies. Since 2011, he has been a member of the Board of Directors, the Compensation Committee, the Audit Committee and the Compliance Committee of Isle of Capri Casinos, Inc. Mr. Schubert is a graduate of the Krannert School of Business at Purdue University, where he completed his Master of Business Administration degree in Finance and Economics in 1976. He also earned his Bachelor of Science degree at Purdue University in 1975, with dual majors in Engineering and Accounting.

Based primarily upon Mr. Schubert's extensive executive management and leadership experience as chief financial officer of various companies; deep financial expertise, including extensive accounting, risk analysis, corporate governance and administrative skills and experience; and contributions as a current Board and Board committee member, as well as those demonstrated attributes discussed above and the leadership skills and other experience of Mr. Schubert, the Board has determined that Mr. Schubert is well-qualified to continue serving as a director of Sonus.

*H. Brian Thompson*, 74, has been a director since October 2003. Mr. Thompson has been Executive Chairman of GTT, a worldwide cloud network provider, since 2006. He continues to head his own private equity investment and advisory firm, Universal Telecommunications, Inc. From 2002 to 2007, Mr. Thompson was Chairman of Comsat International and served as Chairman and Chief Executive Officer of Global TeleSystems Group, Inc. from 1999 to 2000. Mr. Thompson was Chairman and Chief Executive Officer of LCI International, Inc. from 1991 until its merger with Qwest Communications International Inc. in 1998. Subsequent to the merger, Mr. Thompson became Vice Chairman of the Board of Directors for Qwest until his resignation in 1998. Mr. Thompson previously served as Executive Vice President of MCI Communications Corporation from 1981 to 1990. Prior to MCI, he was a management consultant with the Washington, D.C. offices of McKinsey & Company. He has served as a member of the Board of Directors, the Compensation Committee and the Nominating and Corporate Governance Committee of Axcelis Technologies, Inc. since 2002; a member of the

Board of Directors, the Compensation Committee and the Audit Committee of Pendrell Corporation (formerly known as ICO Global Communications (Holdings) Ltd.) since 2007; and a member of the Board of Directors, the Compensation Committee and the Nominating and Corporate Governance Committee of Penske Automotive Group, Inc. since 2002. Mr. Thompson is a member of the Board of Trustees for the Lab School of Washington. He is a former chairman of the U.S. Competitive Telecommunications Association and also served on the University of Massachusetts Chancellor's Executive Committee, as a member of the Board of Trustees of Capitol College in Laurel, Maryland, and the St. Stephens and St. Agnes School Foundation in Alexandria, Virginia. He received his Master of Business Administration degree from Harvard University's Graduate School of Business, and received an undergraduate degree in chemical engineering from the University of Massachusetts.

Based primarily upon Mr. Thompson's extensive executive management and leadership experience as chairman and chief executive officer of various telecommunications companies; strong financial, risk analysis, corporate governance and administrative skills and experience; and contributions as a current Board and Board committee member, as well as those demonstrated attributes discussed above and the leadership skills and other experience of Mr. Thompson, the Board has determined that Mr. Thompson is well-qualified to continue serving as a director of Sonus.

Our directors are a diverse group of leaders in their respective fields. Many of the current directors have leadership experience at major domestic and international companies with operations inside and outside of the United States, as well as experience on other companies' boards, which provides an understanding of different business processes, challenges and strategies. Other directors have experience as members on the board of directors of non-profit and philanthropic institutions, which brings unique perspectives to our Board and provides insight into issues faced by companies.

The Nominating and Corporate Governance Committee and the Board believe that the above-mentioned attributes, leadership skills and other diverse experiences of its Board members collectively provide the Company with the perspectives and judgment necessary to guide the Company's strategies and governance principles and to monitor their execution.

**Board of Directors' Recommendation**

**The Board of Directors unanimously recommends a vote "FOR" the election to the Board of Directors of each of the eight nominees.**

## Proposal 2—APPROVAL OF THE AMENDMENT TO THE SONUS NETWORKS, INC. 2007 STOCK INCENTIVE PLAN, AS AMENDED

The Sonus Networks, Inc. 2007 Stock Incentive Plan, as amended, or the 2007 Plan, which initially was approved by the stockholders at our 2007 annual meeting, continues our program of providing equity incentives to our eligible employees, officers, directors, consultants and advisors. We offer these incentives in order to assist in recruiting, retaining and motivating qualified employees, officers and directors. The 2007 Plan currently provides that 34,902,701 shares of common stock of the Company (subject to adjustment in the event of stock splits and other similar events) are available for the grant of awards under the 2007 Plan.

Our Board now recommends that the stockholders approve an amendment to the 2007 Plan to increase the maximum number of shares of the Company's common stock issuable under the 2007 Plan by 21,000,000, from 34,902,701 to 55,902,701. The only proposed change to the 2007 Plan is the revised maximum number of shares of the Company's common stock issuable under the 2007 Plan, as shown in ***Appendix A*** to this Proxy Statement, with new language indicated by underlining and deleted language indicated by strike-outs. All other provisions of the 2007 Plan will remain in full force and effective.

### Stock Available for Awards

The 2007 Plan provides for the grant of incentive stock options intended to qualify under Section 422 of the Code, non-statutory stock options (which are not tax-qualified), stock appreciation rights, restricted stock, restricted stock units and other stock-based awards and performance awards as described below (collectively referred to as awards).

Our Board has approved, and recommends that the stockholders approve, an increase to the number of shares of our common stock available for awards under the 2007 Plan so that the maximum number of shares issuable under the 2007 Plan is increased by 21,000,000. Our Board believes that this amendment, if approved, would assist in recruiting, retaining and motivating qualified employees, officers and directors.



### Reasons for Proposed Amendment to the 2007 Plan

*Shares currently available under the 2007 Plan and our 2008 Stock Incentive Plan are insufficient to meet our current needs based on our historical grant rate and our anticipated hiring and retention needs.*

Since our stockholders last approved amendments to the 2007 Plan in 2010, we have granted options to purchase our common stock and shares of restricted stock aggregating 7,494,627 shares under the plan in 2012, representing approximately 2.67% of our then outstanding common stock; options to purchase our common stock and shares of restricted stock aggregating 7,761,330 shares under the plan in 2011, representing approximately 2.78% of our then outstanding common stock; and options to purchase our common stock and shares of restricted stock aggregating 6,081,600 shares under the plan in 2010, representing approximately 2.19% of our then outstanding common stock. These options and shares of restricted stock were issued as a result of substantial changes in our management as well as our normal hiring and retention needs. The number of shares subject to options granted in 2010, 2011 and 2012 was due to our continued need to attract and retain executives in connection with the reconstitution of our management team during the past three years. Specifically, in 2010, we hired a new Chief Executive Officer; in 2011, we hired a new Chief Financial Officer, a new Senior Vice President of Worldwide Sales, a new Vice President of Business Development, along with other key officers and employees; and in 2012, we hired a new Vice President of Human Resources. As of April 1, 2013, there were 2,174,248 shares available for future issuance pursuant to future awards under the 2007 Plan.

In connection with the acquisition of Network Equipment Technologies, Inc. ("NET"), we assumed NET's 2008 Equity Incentive Plan (the "NET 2008 Plan"), which provides for the award of stock options, stock appreciation rights ("SARs"), restricted stock, performance-based awards and restricted stock units. However, awards granted under the NET 2008 Plan may only be issued to former NET employees who subsequently became our employees and new Sonus employees hired subsequent to the NET acquisition date of August 24, 2012. In December 2012, our Board of Directors approved the re-naming of the NET 2008 Plan to the 2008 Stock Incentive Plan (the "2008 Plan"). At December 31, 2012, there were 2,610,980 shares of common stock available for future issuance under the 2008 Plan. However, under the fungible pool formula for the 2008 Plan, the number of total shares available for future awards would be reduced by the fungible share pool multiple of 1.25 for each share of common stock included in an award other than a stock option or SAR award. Accordingly, the total number of shares that may be permitted to be awarded under the 2008 Plan could be less than the number of shares currently available for issuance.

As a result of the limited number of shares available for grant under the 2007 Plan and the 2008 Plan as well as the restrictions on who may be recipients of grants under the 2008 Plan, we believe that we do not have a sufficient number of shares authorized under our stock incentive plans to meet our anticipated hiring and retention needs and to motivate our current executives and employees. As a result, we are requesting the authorization of additional shares under the 2007 Plan, which allows for the grant of awards to our employees, officers, directors, consultants and advisors, regardless of when they began service with Sonus.

*Stock-based incentive compensation encourages and rewards employee performance while aligning our employees' interests with those of our stockholders.*

We continue to believe that alignment of the interests of our stockholders and our employees, officers and directors is best advanced through the issuance of equity incentives as a portion of their total compensation. In this way, we reinforce the link between our stockholders and our employees', officers' and directors' focus on personal responsibility, creativity and stockholder returns. We also believe that delivering a portion of their total compensation in the form of long-term equity compensation helps to encourage a long-term view as we transition from a media gateway trunking business to a session border controller business. We believe that equity is a key element of our compensation package and that equity awards encourage employee loyalty and align employee interests directly with those of our stockholders. We also believe that stock-based compensation encourages and rewards employee performance by increasing the value of their compensation if our stock performance improves. This results in employees being motivated to increase our share price, even when restricted shares are granted. Vesting requirements, including requirements with respect to the accumulation or reinvestment of dividends and dividend equivalents, further encourage long-term retention, which is beneficial to our growth and success. We need additional shares under the 2007 Plan to ensure that we have the continued ability to use equity compensation to motivate existing high-performing employees, hire additional and qualified employees and align our employees' interests with those of our stockholders.

*Our ability to attract, motivate and retain qualified, high-performing employees could be compromised without an increase in shares available for issuance under the 2007 Plan.*

We currently grant shares of restricted stock and/or stock options to new employees, upon the promotion of certain existing employees, and on an annual supplemental basis to certain key existing employees and many of our employees view equity incentives as a key aspect of their compensation. In addition, the executive turnover that we have experienced in recent years combined with the performance of our stock price, have led us to conclude that we may need to offer greater levels of equity incentive compensation to attract, motivate and retain the high-performing employees that we need to grow our company.

We have undergone a number of executive transitions over the past three years, including the hiring of a new Vice President of Human Resources in December 2012; a new Senior Vice President and Chief Financial Officer in August 2011; a new Vice President of Business Development in August 2011 (who has since been promoted to Senior Vice President of Technology Development in May 2012); a new Senior Vice President of Worldwide Sales and Marketing in May 2011 (who has since been promoted to Executive Vice President of Strategy and Go-to-Market in September 2012); and a new President and Chief Executive Officer in October 2010. Our executive transitions have also included the promotion of a number of key employees into new positions, including: a new Vice President, Corporate Controller in December 2012; a new Chief Administrative Officer in September 2012; and a new Senior Vice President of Global Services and Systems Management in May 2012.

At the same time, the performance of the stock markets in general and our stock in particular have diminished the value of our equity incentives. As a result, the Compensation Committee and management have been required to target total compensation, including for certain of our named executive officers, at a higher percentile than before in order to attract, motivate and retain the talented executives necessary to create a company with strong growth and earnings potential. We face competition for executives from larger companies with significantly greater cash compensation and from smaller private companies with greater perceived equity growth potential through an initial public offering or acquisition and therefore must at times pay a premium relative to market to be competitive in our total compensation in order to attract highly talented executives.

Based on our historical grant rate as well as our anticipated needs, we do not currently have enough shares available for issuance under our stock incentive plans to enable us to make sufficient equity compensation grants through the 2013 fiscal year. As a result, we believe that, absent an increase in the number of shares available for grant under the 2007 Plan, under which we are permitted to offer awards to our employees, officers, directors, consultants and advisors, regardless of when they began service with Sonus, we may lack the ability to attract and retain the best available personnel for positions of substantial responsibility and offer equity compensation that is commensurate with that of our peers and competitors.



*We recognize our responsibility to keep the dilutive impact of the equity incentives we offer within a reasonable range.*

We intend to continue to responsibly manage issuances of equity incentive awards under the 2007 Plan. The 2007 Plan also contains several features designed to protect stockholders' interests. For example, the exercise price of outstanding options issued under the 2007 Plan may not be reduced without stockholder approval, and the 2007 Plan does not allow any options to be granted at less than 100% of fair market value. The 2007 Plan also does not contain an "evergreen" provision whereby the number of authorized shares is automatically increased on a regular basis.

**Description of the 2007 Plan**

The following is a summary of the 2007 Plan as proposed to be amended. This summary does not purport to be complete, and is qualified in its entirety by reference to the full text of the 2007 Plan, a copy of which is included as ***Appendix A*** hereto.

*Shares Issuable under the 2007 Plan*

Awards may be made under the 2007 Plan for up to 34,902,701 shares of common stock (subject to adjustment for changes in capitalization, including stock splits and other similar events).

If an award expires, terminates, is cancelled or otherwise results in shares not being issued, the unused shares covered by such award will generally become available for future grant under the 2007 Plan. However, any shares tendered to pay the exercise price of an award or to satisfy a tax withholding obligation will not become available for future grant under the 2007 Plan. In addition, the full number of shares subject to any stock-settled SARs will count against the shares available for issuance under the 2007 Plan, regardless of the number of shares actually issued to settle such SAR upon exercise.

*Administration*

The 2007 Plan is administered by our Board, which has the authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the 2007 Plan and to interpret the provisions of the 2007 Plan. Pursuant to the terms of the 2007 Plan and to the extent permitted by applicable law, our Board may delegate authority under the 2007 Plan to one or more committees or subcommittees of our Board. Our Board has authorized the Compensation Committee of the Board, or the Compensation Committee, to administer the 2007 Plan and the Compensation Committee has authorized the Chief Executive Officer to grant options, subject to specific limitations set by the Compensation Committee, to newly hired employees of the Company or any of our present or future subsidiaries and employees who have referred new employees to us pursuant to our employee referral program.

Subject to any applicable limitations contained in the 2007 Plan, our Board, the Compensation Committee, or any other committee or officer to whom our Board or a committee delegates authority, as the case may be, selects the recipients of awards and determines the terms of the awards.

Our Board is required to make equitable adjustments in connection with the 2007 Plan and any outstanding awards to reflect stock splits, stock dividends, recapitalizations, combination of shares, reclassification of shares, spin-offs and other similar changes in capitalization, and any other dividend or distribution other than an ordinary cash dividend. The 2007 Plan also contains provisions addressing the consequences of any Reorganization Event, which is defined as:

- any merger or consolidation of Sonus with or into another entity as a result of which all of our common stock is converted into or exchanged for the right to receive cash, securities or other property, or is cancelled;
- any exchange of all of our common stock for cash, securities or other property pursuant to a share exchange transaction; or
- any liquidation or dissolution of our company.

In connection with a Reorganization Event, our Board will take any one or more of the following actions as to all or any (or any portion of) outstanding awards, other than restricted stock awards, on such terms as our Board determines:

- provide that awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof);
- upon written notice, provide that all unexercised awards will terminate immediately prior to the consummation of such Reorganization Event unless exercised within a specified period following the date of such notice;
- provide that outstanding awards will become exercisable, realizable or deliverable, or restrictions applicable to an award will lapse, in whole or in part prior to or upon such Reorganization Event;
- in the event of a Reorganization Event under the terms of which holders of common stock will receive upon consummation thereof a cash payment for each share surrendered in the Reorganization Event, or the Acquisition Price, make or provide for a cash payment to an award holder equal to the excess, if any, of (A) the Acquisition Price times the number of shares of common stock subject to the holder's awards (to the extent the exercise price does not exceed the Acquisition Price) over (B) the aggregate exercise price of all such outstanding awards and any applicable tax withholdings, in exchange for the termination of such awards;
- provide that, in connection with a liquidation or dissolution of our company, awards will convert into the right to receive liquidation proceeds (if applicable, net of the exercise price thereof and any applicable tax withholdings); and
- any combination of the foregoing.

In taking any of the actions permitted directly above, the Board will not be obligated by the 2007 Plan to treat identically all awards, all awards held by a holder of such awards or all awards issued at the same time.

With respect to awards of restricted stock and restricted stock units, or RSUs, upon the occurrence of a Reorganization Event other than a liquidation or dissolution of our company, the repurchase and other rights of the Company under each outstanding restricted stock award will inure to the benefit of our successor, and will, unless the Board determines otherwise, apply to the cash, securities or other property into which our common stock is converted or exchanged.

Our Board may at any time provide that any award will become immediately exercisable in full or in part, free of some or all restrictions or conditions, or otherwise realizable in full or in part, as the case may be.

*Types of Awards*

The 2007 Plan provides for the grant of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), non-statutory stock options, SARs, restricted stock, RSUs and other stock-based awards and performance awards as described below.

*Incentive Stock Options and Non-statutory Stock Options.* Optionees receive the right to purchase a specified number of shares of common stock at a specified option price and subject to such other terms and conditions as are specified in connection with the option grant. Options may be granted at an exercise price which is not less than the fair market value of our common stock at the close of trading on the date of grant. Under present law, incentive stock options and options intended to qualify as performance-based compensation under Section 162(m) of the Code may not be granted at an exercise price less than 100% of the fair market value of the common stock on the date of grant (or less than 110% of the fair market value in the case of incentive stock options granted to optionees holding more than 10% of our voting power). Options may not be granted for a term in excess of ten years. The 2007 Plan permits the following forms of payment of the exercise price of options: payment by cash, check or in connection with a "cashless exercise" through a broker or subject to certain conditions and if permitted by our Board, surrender to Sonus shares of common stock, or delivery to Sonus of a promissory note on terms determined by the Board, or any other lawful means as provided for in the applicable option agreement or approved by the Board, or any combination of these forms of payment.

*Stock Appreciation Rights.* A SAR is an award entitling the holder, upon exercise, to receive an amount in common stock or cash or a combination thereof determined by reference to appreciation, from and after the date of grant, in the fair market value of a share of common stock over the exercise price, which shall be not less than the fair market value on the date the SAR is granted. SARs may be granted independently or in tandem with an option. No SAR will be granted with a term in excess of 10 years.

*Restricted Stock Awards.* Restricted stock awards entitle recipients to acquire shares of common stock, subject to the right of Sonus to repurchase all or part of such shares at their issue price or other stated or formula price or to require forfeiture if issued at no cost if the conditions specified in the applicable award are not satisfied prior to the end of the applicable restriction period established by the Board for such award. Our Board will determine the terms and conditions of the applicable award, including the conditions for vesting and repurchase and the issue price, if any. Shares of common stock issued pursuant to restricted stock awards count against the shares of common stock available for issuance under the 2007 Plan as 1.5 shares for every one share issued in connection with such award.

*Restricted Stock Unit Awards.* RSU awards entitle the recipient to receive shares of common stock or cash to be delivered at the time such award vests pursuant to the terms and conditions established by our Board. Shares of common stock issued pursuant to RSU awards count against the shares of common stock available for issuance under the 2007 Plan as 1.5 shares for every one share issued in connection with such award.

*Other Stock Unit Awards.* Under the 2007 Plan, our Board has the right to grant other awards having such terms and conditions as our Board may determine, including the grant of shares based upon certain conditions, the grant of awards that are valued in whole or in part by reference to, or otherwise based on, shares of common stock or other property, and the grant of awards entitling recipients to receive shares of common stock to be delivered in the future (collectively, Other Stock

Unit Awards). Shares of common stock issued pursuant to Other Stock Unit Awards count against the shares of common stock available for issuance under the 2007 Plan as 1.5 shares for every one share issued in connection with such award.

*Performance Conditions.* Restricted stock and RSU awards and Other Stock Unit Awards that are intended to qualify as performance-based compensation under Section 162(m) of the Code will be made subject to the achievement of performance goals. We refer to these awards as "performance awards." Performance awards will vest solely upon the achievement of specified performance criteria designed to qualify for deduction under Section 162(m) of the Code.

The performance criteria for each such award will be based on one or more of the following measures: (a) net income; (b) earnings before or after discontinued operations, interest, taxes, depreciation and/or amortization; (c) operating profit before or after discontinued operations and/or taxes; (d) sales; (e) sales growth; (f) earnings growth; (g) cash flow or cash position; (h) gross margins; (i) stock price; (j) market share; (k) return on sales, assets, equity or investment; (l) improvement of financial ratings; (m) achievement of balance sheet or income statement objectives; or (n) total stockholder return; and may be absolute in their terms or measured against or in relationship to other companies comparably, similarly or otherwise situated. Our Board or a committee of the Board to whom the Board may delegate any or all of its powers under the 2007 Plan, or the Committee, may specify that such performance measures shall be adjusted to exclude any one or more of: (i) extraordinary items; (ii) gains or losses on the dispositions of discontinued operations; (iii) the cumulative effects of changes in accounting principles; (iv) the writedown of any asset; and (v) charges for restructuring and rationalization programs.

Such performance measures:

- may vary by participant and may be different for different awards;
- may be particular to a participant or the department, branch, line of business, subsidiary or other unit in which the participant works and may cover such period as may be specified by the Committee; and
- will be set by the Committee within the time period prescribed by, and will otherwise comply with the requirements of, Section 162(m) of the Code.

*Restrictions on Repricings*

Unless approved by our stockholders:

- no outstanding option or SAR granted under the 2007 Plan may be amended to provide an exercise price that is lower than its then-current exercise price (other than adjustments for changes in capitalization);
- no outstanding option or SAR grant may be cancelled and substituted with a new award under the 2007 Plan covering the same or a different number of shares of common stock and having an exercise price lower than the then-current exercise price of the cancelled option or SAR; and
- no outstanding option or SAR granted under the 2007 Plan may be purchased by the Company for cash.

*Transferability of Awards*

Awards, other than vested restricted stock awards, may not be sold, assigned, transferred, pledged or otherwise encumbered by the person to whom they are granted, either voluntarily or by operation of law, except by will or the laws of descent and distribution or, other than in the case of an incentive stock option, pursuant to a qualified domestic relations order. During the life of the holder of an award, awards, other than vested restricted stock awards, are exercisable only by such holder. Our Board may permit the gratuitous transfer of an award by the holder of an award to or for the benefit of any immediate family member, family trust or other entity established for the benefit of such holder or an immediate family member of such holder if, with respect to such transferee, Sonus would be eligible to use a Form S-8 for the registration of the sale of the common stock subject to such award under the Securities Act of 1933, as amended.



*Eligibility to Receive Awards*

Our employees, officers, directors, consultants and advisors and those of our subsidiaries are eligible to be granted awards under the 2007 Plan. Under present law, however, incentive stock options may only be granted to employees of Sonus and its subsidiaries.

The maximum number of shares with respect to which awards may be granted to any participant under the 2007 Plan may not exceed 2,000,000 shares per calendar year. For purposes of this limit, the combination of an option in tandem with a SAR is treated as a single award. In addition, the maximum number of shares with respect to which awards may be granted to non-employee directors in a calendar year is 100,000.

*Plan Benefits*

As of April 1, 2013, approximately 1,039 employees (including our 6 executive officers), 7 non-employee directors, and 175 consultants were eligible to receive awards under the 2007 Plan. The granting of awards under the 2007 Plan is discretionary and we cannot now estimate the number or type of awards to be granted in the future to any particular person or group. Since the 2007 Plan was adopted through April 1, 2013, we have granted the following number of options and restricted shares of our common stock under the 2007 Plan to the individuals and groups listed below: Mr. Dolan, 2,075,000 options and 2,513,570 restricted shares (of such number of restricted shares, 890,449 shares granted under performance-based awards were later forfeited); Mr. Castonguay, 645,833 options and 510,784 restricted shares; Mr. Abbott, 1,050,000 options and 1,010,295 restricted shares (of such number of restricted shares, 375,000 shares granted under performance-based awards were later forfeited); Mr. Dillon, 554,167 options and 417,261 restricted shares (of such number of restricted shares, 22,000 shares granted under performance-based awards were later forfeited); Mr. Scarfo, 700,000 options and 371,324 restricted shares; Mr. Brewington, 123,204 options and 35,131 restricted shares; Mr. Cunningham, 113,204 options and 36,051 restricted shares; Mr. Janzen, 113,204 options and 39,727 restricted shares; Ms. Infante, 123,204 options and 35,591 restricted shares; Mr. Schofield, 123,204 options and 27,778 restricted shares; Mr. Schubert, 123,204 options and 27,778 restricted shares; Mr. Thompson, 118,204 options and 32,144 restricted shares; all current executive officers as a group, 5,352,083 options and 5,434,411 restricted shares (of such number of restricted shares, 1,287,449 shares granted under performance-based awards were later forfeited); all current directors who are not executive officers as a group, 837,428 options and 234,200 restricted shares; all associates of any such directors, executive officers or nominees, none; and all other employees as a group, 22,864,814 options and 4,095,477 restricted shares.

*Substitute Awards*

In connection with a merger or consolidation of an entity with us or the acquisition by us of property or stock of an entity, our Board may grant awards in substitution for any options or other stock or stock-based awards granted by such entity or an affiliate thereof. Substitute awards may be granted on such terms as our Board deems appropriate in the circumstances, notwithstanding any limitations on awards contained in the 2007 Plan. Substitute awards will not count against the 2007 Plan's overall share limit, except as may be required by the Code.

*Provisions for Foreign Participants*

Our Board may modify awards granted to participants who are foreign nationals or employed outside the United States or establish subplans or procedures under the 2007 Plan to recognize differences in laws, rules, regulations or customs of such foreign jurisdictions with respect to tax, securities, currency, employee benefit or other matters.

*Amendment or Termination*

The 2007 Plan became effective on November 12, 2007, or the Effective Date. No new award may be granted under the 2007 Plan after completion of 10 years from the Effective Date but awards previously granted may extend beyond that date. Our Board may at any time amend, suspend or terminate the 2007 Plan; provided that, to the extent determined by our Board, no amendment requiring stockholder approval under any applicable legal, regulatory or listing requirement will become effective until such stockholder approval is obtained.

**Registration**

We have registered 9,500,000 shares of our common stock to be issued under the 2007 Plan on a registration statement on Form S-8, filed with the SEC on April 1, 2008. On December 11, 2009, we registered on Form S-8 an additional 5,402,701 shares of common stock underlying the options that were surrendered and cancelled in a 2009 stock option exchange tender offer under which eligible employees were offered the opportunity to surrender significantly "underwater" stock options in exchange for a lesser number of shares of restricted stock granted under the 2007 Plan. At the 2009 annual meeting of stockholders, our stockholders approved an amendment of the 2007 Plan to reserve the additional shares of common stock to be tendered pursuant to the stock option exchange tender offer. On November 2, 2010, we registered on Form S-8 an additional 20,000,000 shares of common stock to be issued under the 2007 Plan after our stockholders approved certain amendments to our 2007 Plan at our 2010 annual meeting of stockholders.

**Certain U.S. Federal Income Tax Consequences**

The following is a summary of the United States federal income tax consequences that generally will arise with respect to awards granted under the 2007 Plan. This summary is general in nature and is based on the federal tax laws in effect as of the date of this Proxy Statement. Changes to these laws could alter the tax consequences described below and the Company is not in a position to assure any particular tax result. In addition, this summary assumes that all awards are exempt from, or comply with, the rules under Section 409A of the Code regarding nonqualified deferred compensation.

*Incentive Stock Options*

A participant will not have income upon the grant of an incentive stock option. Also, except as described below, a participant will not have income upon exercise of an incentive stock option if the participant has been employed by us or a 50% or more-owned corporate subsidiary at all times beginning with the option grant date and generally ending three months before the date the participant exercises the option. If the participant has not been so employed during that time, then the participant will be taxed as described below under "Non-statutory Stock Options." The exercise of an incentive stock option may subject the participant to the alternative minimum tax.

A participant will have income upon the sale of the stock acquired under an incentive stock option at a profit (if sales proceeds exceed the exercise price). The type of income will depend on when the participant sells the stock. If a participant sells the stock more than two years after the option was granted and more than one year after the option was exercised, then all of the profit will be long-term capital gain (or long-term capital loss, if sales proceeds do not exceed the exercise price). If a participant sells the stock prior to satisfying these waiting periods, then the participant will have engaged in a disqualifying disposition and a portion of the profit will be ordinary income and a portion may be capital gain. This capital gain will be long-term if the participant has held the stock for more than one year and otherwise will be short-term. If a participant sells the stock at a loss (sales proceeds are less than the exercise price), then the loss will be a capital loss. This capital loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term.

*Non-statutory Stock Options*

A participant will not have income upon the grant of a non-statutory stock option. A participant will have ordinary income upon the exercise of a non-statutory stock option equal to the value of the stock on the day the participant exercised the option less the exercise price. Upon sale of the stock, the participant will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the day the option was exercised. This capital gain or loss will be long-term if the participant has held the stock for more than one year and otherwise will be short-term.

*Stock Appreciation Rights*

A participant will not have income upon the grant of a SAR. A participant will recognize ordinary income upon the exercise of a SAR equal to the amount of the cash and the fair market value of any stock received. Upon the sale of the stock, the participant will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the day the SAR was exercised. This capital gain or loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term.

*Restricted Stock Awards*

A participant will not have income upon the grant of restricted stock unless the participant voluntarily makes an election under Section 83(b) of the Code within 30 days of the date of grant. If a timely Section 83(b) election is made, then a participant will have ordinary income equal to the value of the stock on the date of grant less the purchase price. When the stock is sold, the participant will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the date of grant, if a timely Section 83(b) election has been made.

If the participant does not make a Section 83(b) election, then when the stock vests (*i.e.,* the transfer restrictions and forfeiture provisions lapse) the participant will have ordinary income equal to the value of the stock on the vesting date less the purchase price. When the stock is sold, the participant will have capital gain or loss equal to the sales proceeds less the value of the stock on the vesting date, if no Section 83(b) election has been made. Any capital gain or loss will be long-term if the participant held the stock for more than one year following (i) the grant date if a timely Section 83(b) election has been made or (ii) the vesting date if no Section 83(b) election has been made, and otherwise will be short-term.

*Restricted Stock Units*

A participant will not have income upon the grant of a restricted stock unit. A participant is not permitted to make a Section 83(b) election with respect to a restricted stock unit award. When the restricted stock unit is settled, the participant will have income on the settlement date in an amount equal to the fair market value of the stock on the settlement date less the purchase price, if any. When the stock is sold, the participant will have capital gain or loss equal to the sales proceeds less the value of the stock on the settlement date. Any capital gain or loss will be long-term if the participant held the stock for more than one year following the settlement date and otherwise will be short-term. Restricted stock units may be subject to Section 409A of the Code.

*Other Stock-Based Awards*

The tax consequences associated with any other stock-based award granted under the 2007 Plan will vary depending on the specific terms of such award. Among the relevant factors are whether or not the award has a readily ascertainable fair market value, whether or not the award is subject to forfeiture provisions or restrictions on transfer, the nature of the property to be received by the participant under the award and the participant's holding period and tax basis for the award or underlying common stock. Other stock-based awards may be subject to Section 409A of the Code.

*Tax Consequences to the Company*

The Company generally will be allowed a deduction for federal income tax purposes in an amount equal to the ordinary income recognized by a participant. Any such deduction will be subject to the limitations of Sections 162(m) and 280G of the Code.

**Required Vote**

Approval of the proposed amendment to the 2007 Plan requires the affirmative "FOR" vote of a majority of the shares of common stock present or represented at the 2013 annual meeting of stockholders and entitled to vote as of April 15, 2013. You may vote "For", "Against", or "Abstain" from voting on this proposal. Abstaining from the voting on this proposal will have the effect of a vote against approval of the amendment to the 2007 Plan. Please note that if your common stock is held with a broker, that broker is not permitted to vote your shares on the amendment to the 2007 Plan without your instructions.

**Board of Directors' Recommendation**

We believe strongly that the approval of the amendment to the 2007 Plan to increase the number of shares of common stock eligible for issuance is essential to our continued success. Our employees are one of our most valuable assets. Awards under the 2007 Plan are vital to our ability to attract and retain outstanding and highly skilled individuals. Such awards also are crucial to our ability to motivate employees to achieve our goals. For the reasons stated above, the stockholders are being asked to approve the amendment to the 2007 Plan.

**Our Board unanimously recommends a vote "FOR" the amendment to the Sonus Networks, Inc. 2007 Stock Incentive Plan, as amended.**

## Proposal 3—RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We are asking our stockholders to ratify the appointment by our Audit Committee of Deloitte & Touche LLP to serve as Sonus Networks' independent registered public accounting firm for the fiscal year ending December 31, 2013. Deloitte & Touche LLP has acted in this capacity since August 2005. Representatives of Deloitte & Touche LLP are expected to be present at the 2013 annual meeting of stockholders and will have the opportunity to make a statement if they desire to do so. It is also expected that they will be available to respond to appropriate questions. If this proposal is not approved at the annual meeting, our Audit Committee will reconsider this appointment. Even if the proposal is approved at the annual meeting, the Audit Committee may, in its discretion, direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such change would be in the best interests of the Company and its stockholders.

## DELOITTE & TOUCHE LLP FEES

The following is a summary of the aggregate fees billed to us by Deloitte & Touche LLP for the fiscal years ended December 31, 2012 and 2011 for each of the following categories of professional services:

| Fee Category | Fiscal 2012 Fees | Fiscal 2011 Fees |
|---|---|---|
| Audit Fees | $1,980,354 | $2,084,587 |
| Audit-Related Fees | — | — |
| Tax Fees | 489,382 | 415,158 |
| All Other Fees | 10,000 | 4,000 |
| Total Fees | $2,479,736 | $2,503,745 |

PROXY STATEMENT

### Audit Fees

These amounts represent fees for the audit of our consolidated financial statements included in our Annual Report on Form 10-K, the review of financial statements included in our Quarterly Reports on Form 10-Q, the audit of internal control over financial reporting and the services that an independent auditor would customarily provide in connection with subsidiary audits, statutory requirements, regulatory filing and similar engagements for the fiscal year, such as consents and assistance with review of documents filed with the SEC. Audit fees also include advice on accounting matters that may arise in connection with or as a result of the audit or the review of periodic consolidated financial statements and statutory audits that non-U.S. jurisdictions require.

### Audit-Related Fees

Audit-related fees consist of fees related to due diligence services and accounting consultations regarding the application of generally accepted accounting principles to proposed transactions.

### Tax Fees

Tax fees consist of professional services for tax compliance, tax advice and tax planning. These services include assistance regarding federal, state and international tax compliance, value-added tax compliance, research and development tax credit compliance, and transfer pricing advice and planning. Of this amount for fiscal 2012, approximately $369,000 represents fees for tax compliance and preparation.

### All Other Fees

All other fees consist of professional products and services other than the services reported above, including fees for our subscription to Deloitte & Touche LLP's on-line accounting research tool.

### Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services

The Audit Committee has adopted a policy to pre-approve audit and permissible non-audit services provided by our independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Prior to engagement of the independent registered public accounting firm for the next year's audit, the independent registered public accounting firm and our management submit a list of services expected to be rendered during that year for each of the four categories of services to the Audit Committee for approval. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services. The independent registered public accounting firm and our management periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval process. The Audit Committee may also pre-approve particular services on a case-by-case basis. The Audit Committee approved all of the services and fees of Deloitte & Touche LLP set forth above.

Our Audit Committee requires the regular rotation of the lead audit partner and concurring partner as required by Section 203 of the Sarbanes-Oxley Act of 2002 and is responsible for recommending to our Board policies for hiring employees or former employees of the independent registered public accounting firm. The Audit Committee has determined that the provision of services described above to us by Deloitte & Touche LLP is compatible with maintaining their independence.

### Board of Directors' Recommendation

**The Board of Directors unanimously recommends a vote "FOR" the ratification of the appointment of Deloitte & Touche LLP to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2013.**

## Proposal 4—A NON-BINDING ADVISORY VOTE ON THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

In accordance with Section 14A of the Securities Exchange Act of 1934, as amended, or the Exchange Act, which was added under the Dodd-Frank Wall Street Reform and Consumer Protection Act, we provide our stockholders with an annual opportunity to approve an advisory resolution on the Company's executive compensation as disclosed in our Proxy Statement. Our executive compensation programs are designed to support the Company's long-term success. The Compensation Committee has overseen the development and implementation of our executive compensation program.

### Key Objectives of Our Executive Compensation Program

As described below in the "*Compensation Discussion and Analysis*" section of this Proxy Statement, the Compensation Committee has structured our executive compensation program to achieve the following key objectives:

- Attract, motivate and retain those individuals with the leadership abilities and skills necessary to build long-term stockholder value;
- Drive performance by weighting compensation substantially towards performance-based cash- and equity-incentive compensation components rather than fixed base salaries as a percentage of total compensation; and
- Connect compensation to performance by providing incentives that promote near- and long-term financial goals to continuously enhance stockholder value.

### 2011 Say-on-Pay Results

The Compensation Committee considered the result of last year's advisory, non-binding "say-on-pay" proposal in connection with the discharge of its responsibilities. 98.6% of our stockholders approved the 2011 compensation of the named executive officers described in our 2012 proxy statement. Our 2012 compensation philosophy remained substantially the same as our 2011 compensation program. The Compensation Committee believes the 98.6% vote in favor of our 2011 executive compensation program demonstrated broad support for the Company's executive compensation program.

## 2012 Executive Compensation Program

The Company's executive compensation programs are administered by the Compensation Committee of the Board (the "Compensation Committee"). As described in more detail below, the Compensation Committee's responsibilities include establishing the general compensation policies for all employees and overseeing the specific compensation for executive officers of the Company, including the Chief Executive Officer. The Compensation Committee reviews these compensation programs and makes annual adjustments as appropriate to accomplish its objectives.

2012 was a unique year for Sonus—while the Compensation Committee believes that the executive team was effective in laying out the groundwork for the future success of the Company and in achieving a number of the Company's strategic goals for 2012, the Company did not meet the challenging performance metrics established by the Compensation Committee at the beginning of 2012. Recognizing the efforts and achievements of the executive team during 2012, and in order to keep in place the executive team essential to fully achieve this future success, in February 2013, the Compensation Committee decided to grant the executive team discretionary equity awards—most of which currently remain subject to continued vesting and risk of forfeiture.

At the beginning of 2012, the Compensation Committee established challenging performance metrics for our Chief Executive Officer, our Chief Financial Officer, and the other three most highly compensated executive officers serving as executive officers at December 31, 2012 (collectively, the "Named Executive Officers") for 2012 based on the Company's established philosophy regarding executive compensation. The performance metrics for 2012 included a revenue goal, a full-year operating earnings goal and a session border controller, or SBC, bookings goal. With the exception of base salary and time-based restricted stock granted to two of the Named Executive Officers, the executive compensation program for 2012 was designed to be performance-based, with realization of compensation dependent either on the achievement of specified corporate goals (in the case of the Company's annual cash incentive plan and performance-based restricted stock) or tied to the stock price of the Company (in the case of stock options).

2012 was expected to be an important transitional year for Sonus, as the Company continued to shift away from its historic media gateway trunking business toward an SBC business and pursued the other strategic goals detailed below. While the Company successfully continued to transform itself to an SBC business in 2012, it remained dependent upon the commercial success of its legacy media gateway trunking products. As a result of the weak macro-environment, communications service providers scrutinized their capital expenditures even more closely than expected, resulting in declining product revenues in the media gateway trunking business that were much more drastic than we and our industry had anticipated. Product revenue from sales of our trunking and communications applications products decreased by 26.4% during 2012, compared to a 4.7% decrease during 2011.

Against this backdrop, and to demonstrate his commitment toward, and belief in, the future success of the Company, in August 2012, our President and Chief Executive Officer elected to accept restricted shares of the Company's common stock in lieu of base salary from August 10, 2012 through December 31, 2012 and also elected to receive his 2012 cash bonus, if any, in the form of restricted shares. To further exhibit his faith in the Company, our President and Chief Executive Officer also made tax payments to the Company in cash, instead of using vested shares of stock, to offset all tax liabilities relating to the vesting of restricted shares during 2012.

## 2012 Compensation Payouts

In February 2013, in connection with determining compensation payouts with respect to 2012, the Compensation Committee reflected back on the fact that 2012 was a year of substantial transformation at Sonus, with the Company able to point to a variety of objective criteria as proof that it was successfully transforming its portfolio mix, its go-to-market strategy and its foundational relevance in the marketplace. Accordingly, the Compensation Committee determined that, although the 2012 performance goals for compensation purposes were only partially satisfied (as described in more detail in the "*Compensation Discussion and Analysis*" section of the Proxy Statement), the executive team had made significant progress against the long-term strategic plan to overhaul the Company's business model. In reaching its determination, the Compensation Committee considered that the underperformance relative to the 2012 compensation performance metrics did not, in the Compensation Committee's judgment, adequately reflect the progress the executive team made in 2012 to transform the Company from a shrinking media gateway business to a growing SBC business, including: growth in SBC revenue and market share; growth in the depth and breadth of the Company's SBC product portfolio; increases in the Company's media reach and third-party recognition that the Company is a 'leader' in the SBC marketplace; the launch of the Company's global channel sales program; and technology advancements intended to permit reductions in expenses in line with expected declines in the Company's media gateway business, which decline was much faster than was embedded in the numbers underlying the original performance targets. In addition, the Compensation Committee considered the discretion included in the original performance share awards with respect to the determination of whether the Company had achieved threshold performance and the need to provide motivating incentives to retain the Company's current executive officers. Based on these considerations, the Compensation Committee decided that:

- While no cash bonuses would be paid for 2012, because the established performance goals were not achieved at the specified threshold levels of performance, for the reasons discussed in the "*Compensation Discussion and Analysis*" section of the Proxy Statement, the Compensation Committee would authorize the payment of a bonus in the form of restricted shares of the Company's common stock in the amount equal to 100% of the target bonus of each Named Executive Officer. These restricted shares that were granted in lieu of a cash bonus remain subject to further vesting. In the case of our President and Chief Executive Officer, who had previously elected to receive his 2012 cash bonus in the form of restricted shares, this was accomplished by leaving outstanding a portion of shares issued to him in August 2012 when he made his election and his forfeiting the remaining shares. The restricted shares that were earned are subject to continued time-vesting, with 50% of such shares vesting on August 15, 2013 and the remaining 50% vesting on February 15, 2014; provided that our President and Chief Executive Officer remains employed by us on each of the vesting dates.
- While the established performance goals for vesting the performance-based restricted shares granted for 2012 had not been achieved at the specified target level of performance, for the reasons discussed in the "*Compensation Discussion and Analysis*" section of the Proxy Statement, the Compensation Committee would vest a portion of such shares on February 15, 2013, and make the remaining such shares subject to further performance- and time-vesting goals for 2013. The Compensation Committee believes that the established additional performance metrics for 2013, some of which relate to full-year performance and others of which relate to performance for portions of the year, are comparably challenging to the metrics set for 2012. The established performance conditions will be met upon the achievement of first-half or full-year goals, whichever are achieved first, if at all.

The Compensation Committee believes that the Company's executive compensation program is market competitive and provides suitable incentives for the Named Executive Officers to achieve sustained value for the Company and its stockholders. The Compensation Committee remains committed to providing our Named Executive Officers with competitive compensation opportunities that allow for significant upside when the Company is performing well above its corporate objectives, and the Compensation Committee believes that the Company's executive compensation program and practices incorporate a pay-for-performance approach that also avoids compensation arrangements that encourage excessive risk taking.

The compensation components described above evidence our goal to align executive compensation with Company performance and increase long-term stockholder value. We will continue to design and implement our executive compensation programs and policies in line with this philosophy to promote superior performance results and generate greater value for our stockholders. We believe that by directly linking a significant portion of the compensation of our Named Executive Officers to defined performance standards, we are able to promote balance between the drive for near-term growth and long-term increase in stockholder value.



**Advisory Resolution**

We urge stockholders to read the "*Compensation Discussion and Analysis*" section below, which describes in more detail how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives, as well as the accompanying compensation tables and related narratives, which provide detailed information on the compensation of our Named Executive Officers. The Compensation Committee and the Board believe that the policies and procedures articulated in the "*Compensation Discussion and Analysis*" section will be effective in achieving our goals and that the compensation of our Named Executive Officers reported in this Proxy Statement will contribute to the Company's success. Accordingly, for the reasons set forth above, we are asking our stockholders to approve the following advisory resolution at the 2013 annual meeting of stockholders:

> RESOLVED, that the stockholders of Sonus Networks, Inc. (the "Company") approve, on a non-binding advisory basis, the compensation paid to the Company's named executive officers as disclosed pursuant to the compensation disclosure rules of the U.S. Securities and Exchange Commission, including the "Compensation Discussion and Analysis" section and the accompanying compensation tables and the related narratives in the Proxy Statement for the Company's 2013 annual meeting of stockholders.

This vote is not intended to address any specific element of compensation, but rather the overall compensation paid to the Named Executive Officers. Because your vote is advisory, it will not be binding upon the Board. The Board and the Compensation Committee will, however, review carefully and take into account the outcome of this "say-on-pay" vote when considering future compensation arrangements.

**Board of Directors' Recommendation**

**The Board of Directors unanimously recommends a vote "FOR" the approval, on a non-binding advisory basis, of the compensation paid to our Named Executive Officers, as disclosed in the "*Compensation Discussion and Analysis*" section and the accompanying compensation tables and related narratives in this Proxy Statement.**

## CORPORATE GOVERNANCE AND BOARD MATTERS

### Code of Conduct

Our Board has adopted a written Code of Conduct, which qualifies as a "code of ethics" as defined by the regulations promulgated under the Securities Act of 1933, as amended, and the Exchange Act. The Code of Conduct is intended to provide guidance on the conduct expected of Sonus' employees, officers and directors in the interests of preserving Sonus' reputation for integrity, accountability and fair dealing. To ensure that our business is conducted in a consistently legal and ethical manner, all of our directors, officers and employees must act in accordance with our Code of Conduct.

We intend to disclose any amendment to or waiver of a provision of the Code of Conduct that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, by posting such information on our website available at *www.sonusnet.com* and/or in our public filings with the SEC.

A current copy of our Code of Conduct is available on our website *www.sonusnet.com*, in the section entitled *About Us—Investor Relations—Corporate Governance*. A copy of the Code of Conduct may also be obtained, free of charge, from us upon a request directed to our corporate secretary at: Sonus Networks, Inc., 4 Technology Park Drive, Westford, Massachusetts 01886, Attention: Corporate Secretary.

### Oversight of Risk Management

At Sonus, we believe that innovation and leadership are impossible without taking risks. We also recognize that imprudent acceptance of risk or the failure to appropriately identify and mitigate risks could be destructive to stockholder value. The Board is responsible for assessing the Company's approach to risk management and overseeing management's execution of its responsibilities for identifying and managing risk. The Board exercises its responsibilities through discussions in Board meetings and also through its committees, each of which examines various components of enterprise risk as part of their responsibilities. Generally, strategic risks and the risks related to management delegation are overseen and evaluated by the full Board; financial and internal control risks are overseen and evaluated by the Audit Committee; risks relating to our compensation policies are overseen and evaluated by the Compensation Committee; and risks related to governance are overseen and evaluated by the Nominating and Corporate Governance Committee. Each committee assesses identified risks and informs the Board about the risks as needed. Management also regularly reports on each such risk to the relevant committee or the Board. Additional review or reporting on risks is conducted as needed or as requested by the Board or one of its committees.

In addition, an overall review of risk is inherent in the Board's consideration of our long-term strategies and in the transactions and other matters presented to the Board, including capital expenditures, acquisitions and divestitures, and financial matters. The Board's role in risk oversight of the Company is consistent with our leadership structure. The President and Chief Executive Officer and other members of senior management have responsibility for assessing and managing our risk exposure. The Board and, if applicable, its committees provide oversight in connection with those efforts.

### Director Independence

Under the NASDAQ Stock Market Marketplace Rules, a director will only qualify as an "independent director" if, in the opinion of our Board, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. SEC rules also impose, through the NASDAQ Stock Market Marketplace Rules, special independence requirements for members of the Audit Committee. During its annual review of director independence, the Board considers all information it deems relevant, including without limitation, any transactions and relationships between each director or any member of his immediate family and the Company and its subsidiaries and affiliates.

Our Board has determined that each of James K. Brewington, John P. Cunningham, Beatriz V. Infante, Howard E. Janzen, John A. Schofield, Scott E. Schubert and H. Brian Thompson does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is an "independent director" as defined under Rule 5605(a)(2) of the NASDAQ Stock Market Marketplace Rules. The special independence requirements for Audit Committee members are discussed below under "*Board Committees—Audit Committee*."

**Meeting Attendance**

Our Board recognizes the importance of director attendance at Board and committee meetings. Our Board held 6 meetings during 2012. Each of the directors attended at least 75% of the aggregate of the total number of meetings of the Board and the total number of meetings of all committees of the Board on which they served during 2012. While we do not have a policy regarding the attendance of directors at our annual meetings of stockholders, all of the directors who served on our Board at the time of our 2012 annual meeting of stockholders attended the 2012 annual meeting of stockholders.

**Board Committees**

Our Board has three standing committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, and one ad-hoc committee: the Corporate Development and Investment Committee. With the exception of the Corporate Development and Investment Committee, each of these committees is composed entirely of independent directors as defined under applicable rules.

*Audit Committee*

Our Board has established an Audit Committee consisting of four members: Messrs. Schubert (Chairman), Cunningham, Janzen and Schofield. Each of the members of the Audit Committee is an "independent director" as defined under the NASDAQ Stock Market Marketplace Rules and the additional independence requirements for members of audit committees imposed by Rule 10A-3 under the Exchange Act. Our Board has determined that Mr. Schubert is an "audit committee financial expert" as defined in Item 407(d)(5) of Regulation S-K. Stockholders should understand that this designation is a disclosure requirement of the SEC related to Mr. Schubert's experience and understanding with respect to certain accounting and auditing matters. The designation does not impose upon Mr. Schubert any duties, obligations or liability that are greater than are generally imposed on him as a member of the Audit Committee and the Board, and his designation as an audit committee financial expert pursuant to this SEC requirement does not affect the duties, obligations or liability of any other member of the Audit Committee or the Board. The Audit Committee held 8 meetings during 2012.

As described more fully in its charter, the Audit Committee responsibilities include, among other things:

- appointing, evaluating, compensating, overseeing the work of and, if appropriate, terminating the appointment of the independent auditor;
- overseeing the Company's financial reporting, including reviewing and discussing with management, the independent auditor and a member of the internal audit function, prior to

public release, the Company's annual and quarterly financial statements to be filed with the SEC;

- overseeing management's design and maintenance of the Company's internal control over financial reporting and disclosure controls and procedures; and
- reviewing and discussing with management and the independent auditor the Company's financial risk exposures and assessing the policies and procedures management has implemented to monitor and control such exposures.

The Audit Committee operates pursuant to a written charter adopted by the Board that reflects standards and requirements adopted by the SEC and the NASDAQ Stock Market, a current copy of which is available at *www.sonusnet.com*, in the section entitled *About Us—Investor Relations—Corporate Governance*.

*Compensation Committee*

The Compensation Committee consists of three members: Mr. Schofield (Chairman), Mr. Thompson and Ms. Infante. Each of the members of the Compensation Committee is an "independent director" as defined under the applicable NASDAQ Stock Market Marketplace Rules. The Compensation Committee held 7 meetings during 2012.

As described more fully in its charter, the Compensation Committee responsibilities include, among other things:

- reviewing and approving the Company's compensation plans, practices and policies for directors and executive officers;
- reviewing the Company's succession plans for executive officers, where requested to do so by the Board;
- making recommendations to the Board regarding the establishment and terms of any incentive compensation or equity-based plans and monitoring their administration; and
- reviewing and approving the engagement and, at least annually, the remuneration provided to any compensation consultant who has provided advice to the Compensation Committee.

The Compensation Committee operates pursuant to a written charter adopted by the Board that reflects standards and requirements adopted by the NASDAQ Stock Market, a current copy of which is available at *www.sonusnet.com*, in the section entitled *About Us—Investor Relations—Corporate Governance*.

*Nominating and Corporate Governance Committee*

The Nominating and Corporate Governance Committee consists of three members: Messrs. Thompson (Chairman), Brewington and Janzen. Each of the members of the Nominating and Corporate Governance Committee is an "independent director" as defined under the NASDAQ Stock Market Marketplace Rules. The Nominating and Corporate Governance Committee held 4 meetings during 2012.

As described more fully in its charter, the Nominating and Corporate Governance Committee responsibilities include, among other things:

- identifying, screening and reviewing individuals qualified to serve as directors, consistent with criteria approved by the Board, and recommending to the Board candidates for: (i) nomination for election by the stockholders and (ii) any Board vacancies that are to be filled by the Board, subject to any rights regarding the selection of directors by holders of preferred shares and any other contractual or other commitments of the Company;

- developing and recommending to the Board, overseeing the implementation and effectiveness of, and recommending modifications as appropriate to, a set of corporate governance guidelines applicable to the Company;
- reviewing annually with the Board the composition of the Board as a whole and a succession plan in the event one or more directors ceases to serve for any reason; and
- identifying appropriate director development and continuing education opportunities and making recommendations to the Board as appropriate.

The Nominating and Corporate Governance Committee operates under a written charter adopted by the Board that reflects standards and requirements adopted by the NASDAQ Stock Market, a current copy of which is available at *www.sonusnet.com*, in the section entitled *About Us—Investor Relations—Corporate Governance.*

*Corporate Development and Investment Committee*

The Corporate Development and Investment Committee is an ad-hoc committee of the Board and consists of five members: Messrs. Brewington, Cunningham, Dolan and Schubert and Ms. Infante. Each of Messrs. Brewington, Cunningham and Schubert and Ms. Infante is an "independent director" as defined under the NASDAQ Stock Market Marketplace Rules. The Corporate Development and Investment Committee held 4 meetings during 2012.

Among other things, the purposes of the Corporate Development and Investment Committee include providing advice to the Board with respect to: the Company's minority investments; the issuance of debt securities of the Company; stock repurchase programs that may be adopted by the Board; potential acquisitions, merger transactions, joint ventures and other investment transactions; uses of the Company's cash and short-term investments; and tax planning. The Corporate Development and Investment Committee also performs any other activities or responsibilities from time to time assigned to it by the Board. The Corporate Development and Investment Committee, however, does not have any authority to act on behalf of or bind the Company unless the Board delegates such authority to the Corporate Development and Investment Committee.

The Corporate Development and Investment Committee operates pursuant to a written charter adopted by the Board, a current copy of which is available at *www.sonusnet.com*, in the section entitled *About Us—Investor Relations—Corporate Governance.*

**Compensation Committee Interlocks and Insider Participation**

No interlocking relationship exists between any member of our Board or our Compensation Committee and any member of our Board or Compensation Committee of any other company, and none of these interlocking relationships have existed in the past.

**Director Nomination Process**

The Nominating and Corporate Governance Committee encourages the selection of directors who will contribute to our overall corporate goals of responsibility to our stockholders, customers and employees. The Nominating and Corporate Governance Committee reviews from time to time the appropriate skills and characteristics required of individual directors to contribute to our success in today's business environment. The process followed by the Nominating and Corporate Governance Committee to identify and evaluate director candidates includes requests to our Board members and others for recommendations, meetings from time to time to evaluate biographical information and background material relating to potential candidates and interviews of selected candidates by members of the Nominating and Corporate Governance Committee and our Board.

In considering whether to recommend any particular candidate for inclusion in our Board's slate of recommended director nominees, the Nominating and Corporate Governance Committee applies the criteria generally set forth in the Nominating and Corporate Governance Committee Charter. There are no specific minimum qualifications for a recommended nominee to our Board; however, the Nominating and Corporate Governance Committee considers, among other skills and criteria, the following criteria for nomination as a director: demonstrated business knowledge and experience and an ability to exercise sound judgment in matters that relate to our current and long-term objectives; commitment to understanding us and our industry and to regularly attend and participate in meetings of our Board and its committees; a reputation for integrity, honesty and adherence to high ethical standards; the ability and experience to understand the sometimes conflicting interests of our various constituencies and to act in the interests of all stockholders; and the absence of any conflict of interest that would impair the nominee's ability to represent the interest of all our stockholders and to fulfill the responsibilities of being a director. The Nominating and Corporate Governance Committee does not assign specific weights to particular criteria and no particular criterion is a prerequisite for each prospective nominee. Our Board believes that the backgrounds and qualifications of its directors, considered as a group, should provide a composite mix of experience, knowledge and abilities that will allow our Board to fulfill its responsibilities. In identifying potential director candidates, the Nominating and Corporate Governance Committee and the Board also focus on ensuring that the Board reflects a diversity of experiences, backgrounds and skills. The Nominating and Corporate Governance Committee has the authority to engage independent advisors to assist in the process of identifying and evaluating director candidates, but has not engaged any such advisors to date.

Stockholders may recommend individuals to the Nominating and Corporate Governance Committee for consideration as potential director candidates. All director candidates will be evaluated based on the criteria identified above, regardless of the identity of the individual or entity or person who proposed the director candidate. A stockholder who wishes to propose a candidate may provide the candidate's name and a detailed background of the candidate's qualifications to the Nominating and Corporate Governance Committee, c/o Corporate Secretary, Sonus Networks, Inc., 4 Technology Park Drive, Westford, MA 01886. Stockholders may also directly nominate director candidates, without any action or recommendation on the part of the Nominating and Corporate Governance Committee or our Board, by following the procedures set forth under "*Stockholder Proposals For Presentation At 2014 Annual Meeting.*"

**Board Leadership Structure**

The Company's by-laws delegate to the Board the right to exercise its discretion to either separate or combine the offices of Chairman of the Board and Chief Executive Officer. The Board evaluates its leadership structure and role in risk oversight on an ongoing basis. The decision to combine or separate the Chairman and Chief Executive Officer roles is determined on the basis of what the Board considers to be best for the Company at any given point in time. The current Board leadership structure separates the roles of Chairman and Chief Executive Officer. The independent Chairman meets regularly with the Chief Executive Officer to discuss appropriate business to come before the Board and its committees and actively recommends agenda items for Board meetings.

The Board separated the roles of Chairman and Chief Executive Officer in 2008. The Board continues to believe that this separation of roles and the current Board leadership structure is most appropriate for the Company at this time because it believes that the leadership structure offers the following benefits:

- Increasing the independent oversight of Sonus and enhancing our Board's objective evaluation of our Chief Executive Officer;
- Liberating the Chief Executive Officer to focus on company operations instead of Board administration;
- Providing the Chief Executive Officer with an experienced sounding board;
- Providing greater opportunities for communication between stockholders and our Board;
- Enhancing the independent and objective assessment of risk by our Board; and
- Providing an independent spokesperson for our Company.

The duties of the independent Chairman of the Board, among others, are to: convene and preside over Board meetings; convene and preside over executive sessions or other meetings of the independent directors; consult with the Chief Executive Officer as to agenda items and appropriate materials for Board and committee meetings; coordinate with committee chairs in the development and recommendations relative to Board and committee meeting content and schedules; and provide the Chief Executive Officer's annual performance evaluation communicating the feedback from the Compensation Committee and the Board.

**Executive Sessions of the Board**

The Company's Board is structured to promote independence. All but one member of the Board are independent directors. Under our Corporate Governance Guidelines, our independent directors are required to meet regularly in executive session without management to review the performance of management and our Company and any related matters. Generally, executive sessions are held in conjunction with regularly scheduled meetings of the Board. We expect the Board to have a least four executive sessions each year.

The Board's leadership is designed so that independent directors exercise oversight of the Company's management and key issues related to strategy and risk. Only independent directors serve on the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee, and all standing Board committees are chaired by independent directors. The Board of Directors believes its leadership structure provides for appropriate independence between the Board and management.

**Additional Governance Matters**

*Public Availability of Corporate Governance Documents*

For more corporate governance information, you are invited to access our key corporate governance documents, including our Corporate Governance Guidelines, Code of Conduct and the charters of our Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee and Corporate Development and Investment Committee, on our corporate website at *http://www.sonus.net* or in print if you request them from our corporate secretary. The references in this Proxy Statement to our corporate website are not intended to, and do not, incorporate by reference into this Proxy Statement any materials contained on such website.

*Stockholder Communications with the Board of Directors*

Stockholders may communicate with our Board by writing, e-mailing or calling our Investor Relations Department at Sonus Networks, Inc., 4 Technology Park Drive, Westford, MA 01886, Attention: Investor Relations, (978) 614-8440, *ir@sonusnet.com.* Our Investor Relations Department will review all such communications and will forward to the Chairman of the Audit Committee all communications that raise an issue appropriate for consideration by our Board.

## EXECUTIVE OFFICERS OF THE REGISTRANT

The executive officers of the Company as of the date hereof are listed below.

| Name | Age | Position |
|---|---|---|
| Raymond P. Dolan | 55 | President and Chief Executive Officer |
| Maurice L. Castonguay | 61 | Senior Vice President, Chief Financial Officer and Treasurer |
| Todd A. Abbott | 53 | Executive Vice President, Strategy and Go-to-Market |
| Matthew Dillon | 52 | Senior Vice President, Global Services and Systems Management |
| Anthony Scarfo | 52 | Senior Vice President, Technology Development |
| Jeffrey M. Snider | 49 | Senior Vice President, Chief Administrative Officer, General Counsel and Secretary |

Biographical information regarding each executive officer other than Raymond P. Dolan is set forth below. Mr. Dolan's biographical information is set forth above under *"Proposal 1—Election of Directors."*

***Maurice L. Castonguay*** has been our Senior Vice President and Chief Financial Officer since August 2011. Prior to joining the Company, Mr. Castonguay served as Senior Vice President and Chief Financial Officer of BigBand Networks, Inc., a developer of digital video networking solutions, from 2008 to 2010. Mr. Castonguay was the Chief Financial Officer of Acopia Networks, Inc., a developer of intelligent file virtualization software, from 2006 until its acquisition by F5 Networks, Inc. in 2007. In 2006, Mr. Castonguay was the Chief Financial Officer of video-on-demand solutions provider Broadbus Technologies, Inc. until it was acquired by Motorola, Inc., a leader in wireless and broadband communications. From 2005 to 2006, Mr. Castonguay served as the Chief Financial Officer of Colubris Networks Inc., a wireless access devices company. Prior to that, he served as the Chief Financial Officer of MatrixOne, Inc., a product lifecycle management software company, from 1999 to 2004. Mr. Castonguay served as a director of Media 100 Inc., a manufacturer of video editing software and non-linear editing systems designed for professional cutting and editing, from 1997 to 2004, and as a director of Cedar Point Communications, Inc., a company that specialized in voice over internet protocol switches, from 2005 to 2010. Mr. Castonguay is a certified public accountant and holds a Bachelor of Science degree in accounting and a Master of Science degree in taxation from Bentley College, as well as a Master of Business Administration degree from Babson College.

***Todd A. Abbott*** has been our Executive Vice President, Strategy and Go-to-Market since September 2012. He was previously our Senior Vice President, Worldwide Sales and Marketing from May 2011 to September 2012, and is responsible for overseeing the strategic planning, portfolio management, marketing, channel enablement and sales functions at the Company. Prior to joining Sonus, Mr. Abbott served as Senior Vice President of Sales and Marketing at Avaya Inc., an enterprise communications systems company, from 2008 to 2010. Previously, Mr. Abbott was Executive Vice President of Worldwide Sales, Marketing and Service at Seagate Technology LLC, a provider of hard drives and storage solutions, from 2007 to 2008, and Senior Vice President of Worldwide Sales and Marketing at Symbol Technologies, Inc., a manufacturer and supplier of mobile data capture and delivery equipment, from 2002 to 2006. He held positions of increasing responsibility at Cisco Systems, Inc., a leader in information technology, including Group Vice President of Service Providers in Europe and Vice President of South Asia, from 1994 to 2002. He also served in various sales and sales management positions at IBM Corp., a global leader in information technology and services, from 1982 to 1994. Mr. Abbott holds a Bachelor of Science degree from Northeastern University with a double major in Finance and Marketing.

***Matthew Dillon*** has been our Senior Vice President, Global Services and Systems Management since May 2012 and was previously our Senior Vice President, Global Services from June 2011 to May 2012, as well as our Vice President, Global Services from 2001 to 2011. Prior to joining Sonus, from 1987 to 2000, he was a founding member of Boston Technology (later purchased by Comverse Technology Corp.), which created the de-facto standard in scalable central office-based voicemail platforms for Bell Atlantic.

***Anthony Scarfo*** has been our Senior Vice President, Technology Development since May 2012, and was previously our Vice President and General Manager of Trunking, Policy and Business Development from February 2012 to May 2012, and our Vice President of Business Development from September 2011 to February 2012. Mr. Scarfo is in charge of product development and global engineering. Prior to joining Sonus, Mr. Scarfo was the Vice President of Global Services Providers and System Integrators at Polycom Inc., a leader in open, standards-based unified communications and collaboration solutions for voice and video collaboration, from February 2010 to May 2011, where he was responsible for developing Polycom Inc.'s cloud strategy to deploy video and voice infrastructure for Managed and Hosted Unified Communication services. Previously, Mr. Scarfo was the Chief Strategy Officer and Head of Global Channels at ECI Telecom, which delivers communications platforms to carriers and services providers worldwide, from July 2006 to January 2010, where he led the development of a multi-faceted business strategy and developed a partner program with strategic and original equipment manufacturer partners. He also served as Vice President of Global Alliances and Partnerships at Juniper Networks, Inc., which designs, develops and sells network infrastructure products and services, from July 2002 to June 2006. Mr. Scarfo started his career at AT&T Inc., a premier communications holding company, and held leadership roles at Lucent Technologies, which designed and delivered systems, services and software for next-generation communications networks. Mr. Scarfo holds a Bachelor of Science degree in computer information systems from Manhattan College and a Master of Business Administration degree from Seton Hall University.

***Jeffrey M. Snider*** has served as our Chief Administrative Officer since September 2012 and our Senior Vice President, General Counsel and Secretary since June 2009. Prior to joining Sonus, from 2006 to 2008, Mr. Snider served in a dual legal and operating role as Executive Vice President and General Counsel of Bankruptcy Management Solutions, Inc., a provider of hardware, software and services to the bankruptcy industry. From 2003 to 2006, Mr. Snider was the Senior Vice President and General Counsel of Geac Computer Corporation, Ltd., a global software and services provider. Prior to Geac Computer Corporation, Ltd., Mr. Snider was Senior Vice President and General Counsel at Lycos, Inc., an industry-leading Internet conglomerate. Before his in-house career, Mr. Snider was a member of the Boston law firm of Hutchins & Wheeler. Mr. Snider served as a Director on the Board of the New England Legal Foundation from 2001 to 2009, and was a Trustee of the Boston Bar Foundation from 2003 to 2007. Mr. Snider is a graduate of Amherst College and the University of Virginia School of Law.

## BENEFICIAL OWNERSHIP OF OUR COMMON STOCK

The following table sets forth information regarding beneficial ownership of our common stock as of March 16, 2013 by:

- each person who beneficially owns, to the best of our knowledge, more than 5% of the outstanding shares of our common stock;
- each of our Chief Executive Officer, our Chief Financial Officer, and our other three most highly compensated executive officers serving as executive officers at December 31, 2012 (collectively, the "Named Executive Officers");
- each of our directors; and
- all of our current executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares. In computing the number of shares beneficially owned by each person named in the following table and the percentage ownership of that person, shares of common stock that are subject to stock options held by that person that are currently exercisable or exercisable within 60 days of March 16, 2013 are deemed owned by that person and are also deemed outstanding. These shares are not, however, deemed outstanding for purposes of computing the percentage ownership of any other person.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. The percentage of common stock outstanding as of March 16, 2013 is based upon 282,167,499 shares of common stock outstanding on that date plus shares subject to options to the extent noted above.

| Name and Address of Beneficial Owner | Number of Shares Beneficially Owned | Percentage Outstanding |
|---|---|---|
| **Named Executive Officers:** | | |
| Raymond P. Dolan(1) | 2,445,725 | * |
| Maurice L. Castonguay(2) | 720,187 | * |
| Todd A. Abbott(3) | 924,273 | * |
| Matthew Dillon(4) | 1,092,234 | * |
| Tony Scarfo(5) | 445,665 | * |
| **Non-Employee Directors:** | | |
| James K. Brewington(6) | 105,964 | * |
| John P. Cunningham(7) | 166,884 | * |
| Beatriz V. Infante(8) | 98,091 | * |
| Howard E. Janzen(9) | 167,560 | * |
| John A. Schofield(10) | 86,111 | * |
| Scott E. Schubert(11) | 103,611 | * |
| H. Brian Thompson(12) | 207,977 | * |
| All current executive officers and directors as a group (13 persons)(13) | 7,113,562 | 2.52% |
| **5% Owners:** | | |
| Senate Limited (Trustee)—P.O. Box 71082, Dubai, United Arab Emirates(14) | 67,295,079 | 23.84% |
| Empire Capital—1 Gorham Island, Suite 201, Westport, CT 06880(15) | 38,595,000 | 13.68% |

* Less than 1% of the outstanding shares of common stock.

(1) Includes 815,104 shares subject to outstanding options that are exercisable as of May 15, 2013 and 1,172,356 shares of restricted stock and performance-based restricted stock subject to vesting.

(2) Includes 250,868 shares subject to outstanding options that are exercisable as of May 15, 2013 and 398,806 shares of restricted stock and performance-based restricted stock subject to vesting.

(3) Includes 331,250 shares subject to outstanding options that are exercisable as of May 15, 2013 and 495,362 shares of restricted stock and performance-based restricted stock subject to vesting.

(4) Includes 911,528 shares subject to outstanding options that are exercisable as of May 15, 2013 and 180,239 shares of restricted stock and performance-based restricted stock subject to vesting.

(5) Includes 91,667 shares subject to outstanding options that are exercisable as of May 15, 2013 and 330,699 shares of restricted stock and performance-based restricted stock subject to vesting.

(6) Includes 70,833 shares subject to outstanding options that are exercisable as of May 15, 2013 and 17,778 shares of restricted stock subject to vesting.

(7) Includes 130,833 shares subject to outstanding options that are exercisable as of May 15, 2013 and 17,778 shares of restricted stock subject to vesting.

(8) Includes 62,500 shares subject to outstanding options that are exercisable as of May 15, 2013 and 17,778 shares of restricted stock subject to vesting.

(9) Includes 110,833 shares subject to outstanding options that are exercisable as of May 15, 2013 and 17,778 shares of restricted stock subject to vesting.

(10) Includes 58,333 shares subject to outstanding options that are exercisable as of May 15, 2013 and 17,778 shares of restricted stock subject to vesting.

(11) Includes 70,833 shares subject to outstanding options that are exercisable as of May 15, 2013 and 17,778 shares of restricted stock subject to vesting.

(12) Includes 145,833 shares subject to outstanding options that are exercisable as of May 15, 2013 and 17,778 shares of restricted stock subject to vesting.

(13) Includes 3,256,856 shares subject to outstanding options that are exercisable as of May 15, 2013, and 2,919,335 shares of restricted stock and performance-based restricted stock subject to vesting owned by our current directors and executive officers. Each of our current directors and executive officers may be reached at 4 Technology Drive, Westford, Massachusetts 01886.

(14) According to a Schedule 13D/A No. 10 filed with the SEC on January 15, 2010, reporting the beneficial ownership of 67,295,079 shares of our common stock, each of Galahad Securities Limited, Legatum Capital Limited, Legatum Global Holdings Limited, Legatum Global Investment Limited and Senate Limited (acting on behalf of a trust formed under the laws of The Cayman Islands as of July 1, 1996) reports sole voting power and sole dispositive power of the 67,295,079 shares.

(15) According to a Schedule 13G/A No. 3 filed with the SEC on February 14, 2013, reporting the beneficial ownership of 38,595,000 shares of our common stock, each of Empire Capital Management, L.L.C. ("Empire"), Scott A. Fine ("Mr. Fine"), and Peter J. Richards ("Mr. Richards") reports shared dispositive power over the 38,595,000 shares. According to the Schedule 13G/A No. 3, (i) Empire serves as the investment manager to and has investment discretion over the securities held by Empire Capital Partners, LP; Empire Capital Partners, LTD; Empire Capital Partners Enhanced Master Fund, LTD; Charter Oak Partners, LP and Charter Oak Partners II LP; and (ii) Mr. Fine and Mr. Richards are the only managing members of Empire and the only managing partners of Empire.

## AUDIT COMMITTEE REPORT

*The information contained in this report shall not be deemed to be "soliciting material" or "filed" or incorporated by reference in future filings with the U.S. Securities and Exchange Commission, or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended, except to the extent that we specifically request that it be treated as soliciting material or specifically incorporate it by reference into a document filed under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.*

We reviewed Sonus' audited financial statements for the fiscal year ended December 31, 2012 and discussed these financial statements with Sonus' management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. Sonus' management is responsible for Sonus' financial reporting process, including its system of internal controls, and for the preparation of consolidated financial statements in accordance with generally accepted accounting principles. Sonus' independent registered public accounting firm, Deloitte & Touche LLP, or Deloitte, is responsible for performing an independent audit of Sonus' financial statements in accordance with standards of the Public Company Accounting Oversight Board (United States) (PCAOB) and issuing a report on those financial statements and issuing a report on the effectiveness of Sonus' internal control over financial reporting as of the end of the fiscal year. Our responsibility is to monitor and review these processes. We also reviewed and discussed with Deloitte the audited financial statements and the matters required by SEC Regulation S-X Rule 2-07 and Statement on Auditing Standards No. 61, *Communication with Audit Committees*, as amended (AICPA *Professional Standards*, Vol. 1. AU section 380), as adopted by the PCAOB in Rule 3200T.

Deloitte provided us with the written disclosures and the letter required by PCAOB Ethics and Independence Rule 3526, *Communications with Audit Committees Concerning Independence*. This Standard requires independent registered public accounting firms annually to disclose in writing all relationships that in the independent registered public accounting firm's professional opinion may reasonably be thought to bear on independence, to confirm their independence and to engage in a discussion of independence. We also considered whether Deloitte's provision of other, non-audit related services to Sonus is compatible with maintaining Deloitte's independence.

Based on its discussions with management and Deloitte, and our review of information provided by management and Deloitte, we recommended to the Sonus Board of Directors that the audited financial statements and management's report on internal control over financial reporting be included in Sonus' Annual Report on Form 10-K for the year ended December 31, 2012.

Submitted by,
*AUDIT COMMITTEE:*
Scott E. Schubert (Chairman)
John P. Cunningham
Howard E. Janzen
John A. Schofield

## COMPENSATION COMMITTEE REPORT

*The information contained in this report shall not be deemed to be "soliciting material" or "filed" or incorporated by reference in future filings with the U.S. Securities and Exchange Commission, or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended, except to the extent that we specifically request that it be treated as soliciting material or specifically incorporate it by reference into a document filed under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.*

The Compensation Committee consists of John A. Schofield (Chairman), Beatriz V. Infante and H. Brian Thompson. The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with our management. Based on this review and discussion, the Compensation Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Submitted by,
*COMPENSATION COMMITTEE:*
John A. Schofield (Chairman)
Beatriz V. Infante
H. Brian Thompson

## EXECUTIVE COMPENSATION

### Compensation Discussion and Analysis

The Company's executive compensation programs are administered by the Compensation Committee of the Board, or the Compensation Committee. As described in more detail below, the Compensation Committee's responsibilities include establishing the general compensation policies for all employees and overseeing the specific compensation for executive officers of the Company, including the Chief Executive Officer. The Compensation Committee reviews these compensation programs and makes annual adjustments as appropriate to accomplish its objectives.

***Executive Summary***

*2012 Executive Compensation Program*

2012 was a unique year for Sonus—while the Compensation Committee believes that the executive team was effective in laying out the groundwork for the future success of the Company and in achieving a number of the Company's strategic goals for 2012, the Company did not meet the challenging performance metrics established by the Compensation Committee at the beginning of 2012. Recognizing the efforts and achievements of the executive team during 2012, and in order to keep in place the executive team essential to fully achieve this future success, in February 2013, the Compensation Committee decided to grant the executive team discretionary equity awards—most of which currently remain subject to continued vesting and risk of forfeiture.

At the beginning of 2012, the Compensation Committee established challenging performance metrics for the Named Executive Officers for 2012 based on the Company's established philosophy regarding executive compensation—which is to attract, retain, motivate and reward the most qualified executive officers and to align their interests with those of the Company and its stockholders by tying a material portion of our executive officers' total compensation to the Company's financial performance. The performance metrics for 2012 included a revenue goal, a full-year operating earnings goal and a session border controller, or SBC, bookings goal. With the exception of base salary and time-based restricted stock granted to two of the Named Executive Officers, the executive compensation program for 2012 was designed to be performance-based, with realization of compensation dependent either on the achievement of specified corporate goals (in the case of the Company's annual cash incentive plan and performance-based restricted stock) or tied to the stock price of the Company (in the case of stock options).

2012 was expected to be an important transitional year for Sonus, as the Company continued to shift away from its historic media gateway trunking business toward an SBC business and pursued the other strategic goals detailed below. While the Company successfully continued to transform itself to an SBC business in 2012, it remained dependent upon the commercial success of its legacy media gateway trunking products. As a result of the weak macro-environment, communications service providers scrutinized their capital expenditures even more closely than expected, resulting in declining product revenues in the media gateway trunking business that were much more drastic than we and our industry had anticipated. Product revenue from sales of our trunking and communications applications products decreased by 26.4% during 2012, compared to a 4.7% decrease during 2011.

Against this backdrop, and to demonstrate his commitment toward, and belief in, the future success of the Company, in August 2012, our President and Chief Executive Officer elected to accept restricted shares of the Company's common stock in lieu of base salary from August 10, 2012 through December 31, 2012 and also elected to receive his 2012 cash bonus, if any, in the form of restricted shares. To further exhibit his faith in the Company, our President and Chief Executive Officer also made tax payments to the Company in cash, instead of using vested shares of stock, to offset all tax liabilities relating to the vesting of restricted shares during 2012.

*2012 Compensation Payouts*

In February 2013, in connection with determining compensation payouts with respect to 2012, the Compensation Committee reflected back on the fact that 2012 was a year of substantial transformation at Sonus, with the Company able to point to a variety of objective criteria as proof that it was successfully transforming its portfolio mix, its go-to-market strategy and its foundational relevance in the marketplace. Accordingly, the Compensation Committee determined that, although the 2012 performance goals for compensation purposes were only partially satisfied (as described in more detail below), the executive team had made significant progress against the long-term strategic plan to overhaul the Company's business model. In reaching its determination, the Compensation Committee considered that the underperformance relative to the 2012 compensation performance metrics did not, in the Compensation Committee's judgment, adequately reflect the progress the executive team made in 2012 to transform the Company from a shrinking media gateway business to a growing SBC business, including: growth in SBC revenue and market share; growth in the depth and breadth of the Company's SBC product portfolio; increases in the Company's media reach and third-party recognition that the Company is a 'leader' in the SBC marketplace; the launch of the Company's global channel sales program; and technology advancements intended to permit reductions in expenses in line with expected declines in the Company's media gateway business, which decline was much faster than was embedded in the numbers underlying the original performance targets. In addition, the Compensation Committee considered the discretion included in the original performance share awards with respect to the determination of whether the Company had achieved threshold performance and the need to provide motivating incentives to retain the Company's current executive officers. Based on these considerations, the Compensation Committee decided that:

- While no cash bonuses would be paid for 2012, because the established performance goals were not achieved at the specified threshold levels of performance, for the reasons discussed in this section of the Proxy Statement, the Compensation Committee would authorize the payment of a bonus in the form of restricted shares of the Company's common stock in the amount equal to 100% of the target bonus of each Named Executive Officer. These restricted shares that were granted in lieu of a cash bonus remain subject to further vesting. In the case of our President and Chief Executive Officer, who had previously elected to receive his 2012 cash bonus in the form of restricted shares, this was accomplished by leaving outstanding a portion of shares issued to him in August 2012 when he made his election and his forfeiting the remaining shares. The restricted shares that were earned are subject to continued time-vesting, with 50% of such shares vesting on August 15, 2013 and the remaining 50% vesting on February 15, 2014; provided that our President and Chief Executive Officer remains employed by us on each of the vesting dates.
- While the established performance goals for vesting the performance-based restricted shares granted for 2012 had not been achieved at the specified target level of performance, for the reasons discussed in this section of the Proxy Statement, the Compensation Committee would vest a portion of such shares on February 15, 2013, and make the remaining such shares subject to further performance- and time-vesting goals for 2013. The Compensation Committee believes that the established additional performance metrics for 2013, some of which relate to full-year performance and others of which relate to performance for portions of the year, are comparably challenging to the metrics set for 2012. The established performance conditions will be met upon the achievement of first-half or full-year goals, whichever are achieved first, if at all.

The Compensation Committee believes that the Company's executive compensation program is market competitive and provides suitable incentives for the Named Executive Officers to achieve sustained value for the Company and its stockholders. The Compensation Committee remains committed to providing our Named Executive Officers with competitive compensation opportunities that allow for significant upside when the Company is performing well above its corporate objectives, and the Compensation Committee believes that the Company's executive compensation program and practices incorporate a pay-for-performance approach that also avoids compensation arrangements that encourage excessive risk taking. The Compensation Committee reviewed, analyzed and considered whether the Company's compensation policies and practices create risks that are reasonably likely to have a material adverse effect on Sonus Networks, and concluded that no such material risks exist.

***Company Performance; Relationship of Pay to Performance***

As Sonus entered 2012, we established four strategic goals for the year that we believed would mark the important transformation of the Company. The Compensation Committee used these four goals as a basis for determining the 2012 performance metrics for the Named Executive Officers. As we look back on 2012, Sonus achieved most of these strategic goals outright and made great progress on all of them as we transitioned to establish ourselves as a leader in the market for cloud-based, Session Initiation Protocol-enabled communications. A summary of our 2012 strategic goals and our achievements is as follows:

| 2012 Strategic Goals | 2012 Achievements |
|---|---|
| Continue to shift the firm's revenue mix toward session border controllers, or SBCs, by outpacing industry growth in the segment to demonstrate sustained SBC momentum | Outpaced SBC industry growth significantly, taking substantial market share in the process. As a result, the mix of Sonus' SBC product revenue now represents roughly 45% of our total product revenue (up from 25% in 2011).<br><br>With the acquisition of Network Equipment Technologies, Inc., or NET, in August 2012, we now feature the only end-to-end portfolio of enterprise SBC solutions.<br><br>Further, we offer more Microsoft Lync-qualified SBCs than any other brand and we were one of just two companies named a 'Leader' in Gartner's first-ever magic quadrant for the SBC category. |
| Launch our channel initiative with reseller-ready products and a set of high-quality partners that would extend our coverage globally as well as into the enterprise segment | Launched our global channel partner program, Sonus Partner Assure, and have recruited and trained over 30 'Select' level partners, which was well ahead of our original target of 20 'Select' level partners.<br><br>In concert with Sonus Partner Assure, we expanded our channel-ready products, both organically and through the NET acquisition. In doing so, we delivered our first-ever solutions designed to be sold through channels—the May 2012 release of the Sonus SBC 5200 and the all-new Sonus SBC 5100. We have the broadest portfolio of channel-centric SBCs that are all purpose-built to the needs of enterprise customers. |

| 2012 Strategic Goals | 2012 Achievements |
|---|---|
| Expand beyond our install base by acquiring new enterprise and service provider customers and open new geographies | Updated our brand identity and the positioning of the Company to make it more relevant to new prospects and help establish the Company as a thought leader. We added 29 new SBC 5000 and SBC 9000-based customers in 2012, a 38% increase from 2011.<br>In doing so, we saw our year-over-year monthly website traffic totals double and our press coverage increase more than ten-fold for the year.<br>Verizon selected Sonus as part of its global SIP Carrier Interconnect Platform, where Verizon is deploying the Sonus SBC 9000 as a pure SBC platform.<br>Additionally, we established new sales leadership in the Europe, Middle East and Asia regions as part of our efforts to strengthen our global footprint, which helped Sonus add 130 new SBC customers in the fourth quarter of 2012. |
| Provide greater transparency and predictability into our business through operational execution | The 2012 macro-environment was clearly challenging for Sonus as well as for others in our industry. Nevertheless, our SBC results demonstrated substantial share gains, but we fell short of our forecasts for the media gateway business. Product revenue from sales of our trunking and communications applications products was $85.7 million for the year ended December 31, 2012, $116.5 million for the year ended December 31, 2011, and $122.2 million for the year ended December 31, 2010, which represented decreases of 26.4% in fiscal 2012 compared to fiscal 2011 and 4.7% in fiscal 2011 compared to fiscal 2010. The decline in product revenue from our media gateway trunking business in 2012 by 26.4% was more drastic than we and our industry had initially anticipated.<br>Throughout 2012, Sonus took decisive actions to reduce its cost structure, including restructurings in August and again in December. |

As we reflect back, 2012 was a year of substantial transformation at Sonus. We transformed our portfolio mix, we transformed our go-to-market strategy and we transformed our foundational relevance in the marketplace.

The Compensation Committee's general philosophy is to tie increases or decreases in overall executive compensation with the overall financial performance of the Company. The Compensation Committee selected challenging metrics to measure bonus achievement that correspond to the financial needs and strategic goals of the Company during the relevant period. For 2012, bonus metrics were focused on our revenues, operating earnings, and bookings from the sale of our SBC products. These were important components that supported our strategic goals for 2012.

Despite the significant progress Sonus Networks made against the long-term strategic plan to overhaul the Company's business model from a shrinking media gateway business to a growing SBC business, the Company's performance in 2012 did not meet the corporate objectives set by the Compensation Committee. However, for the reasons discussed above, the Compensation Committee determined that the executive team made significant progress in 2012 to transform the Company's business model, especially in light of the decline of the media gateway business which was deteriorating faster than was embedded in the numbers underlying the original performance metrics. As a result of such reasons and in order to retain the executives who have worked diligently towards these ends, the Compensation Committee decided to vest a portion of the performance-based restricted shares to our Named Executive Officers and to grant them time-based restricted shares following the determination that no 2012 cash bonuses were earned. In demonstration of the Company's commitment to pay for performance, however, the Compensation Committee elected to grant a significant majority of the equity awards subject to either time-based vesting and/or performance-based vesting, such that most of the equity granted for fiscal year 2012 to our Named Executive Officers has not vested and remains at risk.

***Compensation Philosophy and Practices***

Our compensation philosophy and practices are an important part of our business strategy in helping to attract, retain, motivate and reward executive talent and to align the interests of our executive officers with those of our stockholders. We have a rigorous performance and compensation management system and we believe our compensation processes and programs are aligned to provide strong incentive for success while appropriately balancing risk. Our executive compensation program is designed to achieve the following key objectives:

- Attract, motivate and retain those individuals with the leadership abilities and skills necessary to build long-term stockholder value;
- Drive performance by weighting compensation substantially towards performance-based cash- and equity-incentive compensation components rather than fixed base salaries as a percentage of total compensation; and
- Connect compensation to performance by providing incentives that promote near- and long-term financial goals to continuously enhance stockholder value.

We seek to accomplish these objectives by:

- Providing independent Board oversight;
- Avoiding being overly rigid, formulaic or short-term oriented;
- Offering compensation opportunities that attract, retain and develop highly talented executives;
- Motivating individuals to perform at their highest levels, and encouraging and rewarding outstanding initiative, achievement, teamwork and a shared success environment; and
- Reinforcing critical measures of performance derived from our business strategy and key success factors.

These objectives, and our general compensation philosophy, are reviewed on an annual basis and updated as appropriate.

Our executive compensation program has historically targeted executive base salaries below the median of our peer group, but includes additional annual cash incentives designed to make us competitive with our peer group on a total cash compensation basis and long-term equity incentives that are highly competitive relative to our peer group (at the $50^{th}$ percentile if annual goals are achieved, below the 50th percentile if annual goals are not achieved, and well above the 50th percentile if long-term performance goals are achieved). While our executive compensation programs are intended to provide competitive, performance-based incentives to our executives, actual executive compensation can vary greatly.

Executive turnover in recent years has influenced executive compensation decision-making. The Company has undergone a number of executive transitions over the past three years, hiring a new Vice President of Human Resources in December 2012; a new Senior Vice President and Chief Financial Officer in August 2011; a new Vice President of Business Development in August 2011 (who has since been promoted to Senior Vice President of Technology Development in May 2012); a new Senior Vice President of Worldwide Sales and Marketing in May 2011 (who has since been promoted to Executive Vice President of Strategy and Go-to-Market in September 2012); and a new President and Chief Executive Officer in October 2010. In 2012, the Company also promoted key employees to the following positions: a new Vice President of Corporate Controller in December 2012; a new Chief Administrative Officer in September 2012; and a new Senior Vice President of Global Services and Systems Management in May 2012, among other senior positions. Meanwhile, the performance of the stock markets in general and the Company's stock in particular have diminished the value of the Company's equity incentives. As a result, the Compensation Committee and management have been required to set certain base salaries, including for certain of our Named Executive Officers, at a higher percentile in order to attract, motivate and retain the talented executives necessary to create a company with strong growth and earnings potential. We face competition for executives from larger companies with significantly greater cash compensation and from smaller private companies with greater perceived equity growth potential through an initial public offering or acquisition and therefore must at times pay a premium relative to market to be competitive in our total compensation in order to attract highly talented executives.

***2011 Say-on-Pay Results***

The Compensation Committee considered the result of last year's advisory, non-binding "say-on-pay" proposal in connection with the discharge of its responsibilities. 98.6% of our stockholders approved the 2011 compensation of the named executive officers described in our 2012 proxy statement. Our 2012 compensation philosophy remained substantially the same as our 2011 compensation program. The Compensation Committee believes the 98.6% vote in favor of our 2011 executive compensation program demonstrated broad support for the Company's executive compensation program.

***Determining Executive Compensation***

The Compensation Committee determines and approves the compensation level for the President and Chief Executive Officer; reviews and sets compensation levels of other key executive officers; evaluates and approves goals and objectives of the President and Chief Executive Officer as well as other key executive officers; evaluates the performance of these executives in light of those goals and objectives; evaluates and approves all grants of equity-based compensation to the President and Chief Executive Officer and the other executive officers; and recommends to our Board compensation policies for outside directors. The Compensation Committee may form and delegate authority to one or more subcommittees as it deems appropriate from time to time.

Our Board sets the overall corporate performance goals for each year, while the Compensation Committee reviews and approves each executive officer's objectives and target bonus. After the end of the fiscal year, the Compensation Committee reviews the actual corporate performance against the predetermined performance goals and objectives as well as other performance considerations related to unforeseen events during the year to determine the appropriate bonus amount, if any, to be paid to each eligible participant.

The Compensation Committee reviews each component of the executive's compensation against data collected from both the public filings of our peer group firms and published survey data. The data used for comparison reflect compensation levels and practices for persons holding comparable positions at comparable companies. The Compensation Committee also solicits input from our President and Chief Executive Officer, who works with our Chief Administrative Officer and the Vice President of Human Resources, to recommend compensation for those executives reporting directly to him. The Compensation Committee considers, but is not bound by, recommendations made by Company management. Similarly, the Compensation Committee may accept, reject or modify any recommendations by compensation consultants or other outside advisors. All decisions regarding the President and Chief Executive Officer's compensation are made by the Compensation Committee in executive session without the President and Chief Executive Officer present.

The Compensation Committee has the authority to retain compensation consultants and other outside advisors to assist in the evaluation of executive officer compensation. For 2012, the Compensation Committee retained Pearl Meyer & Partners as its compensation consultant to provide an analysis of the total compensation practices for our executive and senior management positions. The Compensation Committee has conducted an assessment of Pearl Meyer & Partners' independence relative to standards prescribed by the SEC and determined that no conflicts exist. Pearl Meyer & Partners provided the Compensation Committee with a study of the competitiveness of our total cash and long-term incentive compensation. The study provided a significant amount of comparative information, using a 50% blend of peer data and 50% blend of market survey data for our Chief Executive Officer, our Chief Financial Officer, our Executive Vice President of Strategy & Go-to-Market, and our Senior Vice President, Chief Administrative Officer and General Counsel; and 100% of market survey data for our Senior Vice President of Global Services and Systems Management and our Senior Vice President of Technology Development. Our 2012 target compensation was benchmarked relative to this data. The survey was conducted using the 2012 Radford Global Technology survey, employing the appropriate industry and size criteria (technology firms with revenues of $200 million to $500 million). No information was provided for any individual company within the survey.

The following peer companies were used in Pearl Meyer & Partner's executive compensation assessment of our 2012 executive compensation program, and such assessment included a compensation analysis and comparison of each such company based upon information derived from publicly disclosed filings for the most recent fiscal year end as of September 2012:

| Company | Fiscal Year End Date for Data Considered in 2012 Executive Compensation Analysis | Data as of Applicable Fiscal Year End Date | | | | |
|---|---|---|---|---|---|---|
| | | Revenue ($ Millions) | Market Capitalization ($ Millions) | Net Income (Loss) ($ Millions) | Research and Development Expense ($ Millions) | Number of Employees |
| Acme Packet, Inc. | December 2011 | $287 | $1,115 | $6 | $62 | 570 |
| ADTRAN, Inc. | December 2011 | $657 | $1,061 | $74 | $118 | 1,737 |
| Aruba Networks, Inc. | July 2012 | $517 | $2,025 | $(9) | $109 | 1,057 |
| BroadSoft, Inc. | December 2011 | $160 | $1,063 | $13 | $34 | 487 |
| Calix, Inc. | December 2011 | $330 | $322 | $(27) | $67 | 625 |
| Digi International Inc. | September 2012 | $191 | $243 | $8 | $31 | 691 |
| Harmonic Inc. | December 2011 | $541 | $504 | $(11) | $105 | 1,145 |
| Infinera Corp. | December 2011 | $422 | $552 | $(89) | $122 | 1,181 |
| Interdigital, Inc. | December 2011 | $295 | $1,617 | $70 | $65 | 330 |
| Ixia | December 2011 | $371 | $1,027 | $52 | $88 | 1,300 |
| Oplink Communications, Inc. | July 2012 | $175 | $316 | $(3) | $22 | 3,454 |
| Riverbed Technology, Inc. | December 2011 | $802 | $2,842 | $70 | $140 | 1,610 |
| ShoreTel, Inc. | June 2012 | $268 | $257 | $(24) | $54 | 933 |
| Symmetricom, Inc. | June 2012 | $238 | $252 | $8 | $29 | 570 |
| Sonus Networks, Inc. | December 2011 | $253 | $519 | $(30) | $68 | 1,095 |
| Sonus Networks Inc. Percentile Position | | 27th | 41st | 7th | 54th | 54th |

The peer group selection factors included revenue size and industry (communications equipment). The Compensation Committee modified the peer group as compared to 2011. Three of the companies included in the 2011 peer group were eliminated, including BigBand Networks, Inc. (acquired by Arris Group in late 2011), Blue Coat Systems, Inc. (acquired by private equity investor Thoma Bravo in 2012); and Tekelec (taken private in 2012 by a group of investors led by Siris Capital Group). After a review to determine if there were any additional companies that would be appropriate to add to the 2012 peer group, the Compensation Committee decided to replace these three companies with Interdigital, Inc. and Oplink Communications, Inc. The Compensation Committee believes that the 2012 peer group is relevant for purposes of benchmarking executive pay because this collection of companies are similar to us with respect to business model profile and size in terms of revenue (all are between one-half and three times the revenue of the Company).

Although the competitive positioning of individual executives varied, the findings by Pearl Meyer & Partners indicated that, in the aggregate:

- with the exception of certain newly promoted executive officers, total compensation paid to our executive officers was generally above the median of our peer group;
- target total cash compensation in aggregate approximated at the 60th percentile of the market data; and
- target total direct compensation in aggregate approximated the peer group 75th percentile, reflecting both the Company's focus on targeting above median equity incentive award opportunities and the impact of executive turnover on executive compensation decision making.

***Compensation Components***

Our executive compensation program has three major components that support the Company's compensation objectives, each of which is discussed in detail below. The Compensation Committee reviews the executive compensation program on an annual basis.

*Compensation Mix.* A significant portion of our executive officers' total direct compensation (which includes base salary, cash bonus and equity-based incentives) opportunity is attributable to variable compensation—that is, the amount our executives earn is dependent upon Company performance. The Compensation Committee does not have a policy for allocating target compensation among the various elements in any particular ratio, but generally attempts to provide an allocation similar to that used by other companies with whom the Company competes for executive talent using the peer data provided by our outside compensation consultant. Of the elements of total direct compensation, only base salary is fixed compensation, while cash bonuses and equity-based awards are variable compensation. The equity-based component of each Named Executive Officer's compensation package consists of restricted stock with performance-based and/or time-based vesting and stock options, which vest over time, and therefore, the value of which is tied to the Company's stock performance. These variable elements are intended to align the executives' performance and interests with Company performance and long-term stockholder value. We do not typically offer perquisites or employee benefits to executive officers that are not also made available to employees on a broad basis. However, all of our executive officers are eligible for certain benefits offered to employees generally, including life, health, disability and dental insurance, as well as to participate in our 401(k) plan. We have also entered into executive agreements with certain of our executive officers, including our Named Executive Officers, which provide for certain severance benefits upon termination of employment, including a termination following a change in control of the Company.

*Base Salary.* Base salaries are designed to reflect the scope of responsibilities, performance and competencies of the individual executives. Increases in base salary, if any, are based upon an evaluation of the individual's performance and level of pay compared to benchmark data for similar positions at peer companies. With the exception of Mr. Dillon who joined us as our Vice President, Global Services in 2001 and with whom we did not sign a formal employment agreement, the salary for each Named Executive Officer was originally determined in his respective employment agreement. Each Named Executive Officer's base salary is reviewed on an annual basis as well as at the time of a promotion or other change in responsibilities.

In fiscal 2012, after taking into account the Company's performance, the Compensation Committee determined for the fourth year in a row that it would not be appropriate to implement changes to the base salaries, with the exception of promotions. As a result, the base salaries of the Chief Executive Officer and the Chief Financial Officer remain the same as when they were first hired by the Company in 2010 and 2011, respectively. In May 2012, the Compensation Committee increased the annual base salary of Mr. Dillon from $270,000 to $300,000, as a result of his promotion to Senior Vice President, Global Services and Systems Management. Also in May 2012, the Compensation Committee increased the annual base salary of Mr. Scarfo from $270,000 to $320,000 to reflect the increased responsibilities Mr. Scarfo gained with his promotion as Senior Vice President, Technology Development. In September 2012, following Mr. Abbott's assumption of the role of Executive Vice President, Strategy and Go-to-Market, the Compensation Committee increased his annual base salary from $370,000 to $400,000 per year, reflecting the increased responsibilities Mr. Abbott gained.

On August 7, 2012, Mr. Dolan elected to accept shares of restricted stock, or the 2012 Dolan Salary Shares, in lieu of his base salary from August 10, 2012 through December 31, 2012. With such election, the 2012 Dolan Salary Shares were subject to a risk of loss before they vested and could have declined in value. Nevertheless, Mr. Dolan made the election to accept the 2012 Dolan Salary Shares in lieu of base salary to demonstrate his commitment towards and belief in the future success of the

Company. Accordingly, on August 10, 2012, the Company granted Mr. Dolan 108,398 shares of restricted stock, such number equaled the balance of Mr. Dolan's base salary for the year ended December 31, 2012 divided by $1.78, the closing price of the Company's common stock, both as of the date of grant. The 2012 Dolan Salary Shares vested on December 31, 2012.



For 2013, Mr. Dolan again wanted to exhibit his confidence in the future success of the Company and elected to accept shares of restricted stock, or the 2013 Dolan Salary Shares, in lieu of his annual base salary for the period January 1, 2013 through December 31, 2013. Accordingly, on February 15, 2013, the Company granted Mr. Dolan 183,824 shares of restricted stock, such number calculated by dividing his 2013 base salary of $500,000 by $2.72, the closing price of the Company's common stock on the grant date. The 2013 Dolan Salary Shares will vest on December 31, 2013. If Mr. Dolan's employment is terminated by Mr. Dolan with Good Reason (as defined in his employment agreement) or by the Company without Cause (as defined in his employment agreement) before December 31, 2013, a pro rata portion of the 2013 Dolan Salary Shares will vest on the date of such termination. If Mr. Dolan terminates his employment without Good Reason or his employment is terminated by the Company for Cause before December 31, 2013, he will forfeit the 2013 Dolan Salary Shares. Therefore, these 2013 Dolan Salary Shares remain subject to a risk of loss and may decrease in value.

*Cash Bonuses.* The Company has one cash incentive plan—the Senior Management Cash Incentive Plan, or the SMCIP—that covers all executive officers and certain other senior employees. The eligibility for an annual cash bonus creates an incentive to achieve desired near-term corporate goals that are in furtherance of the Company's long-term objectives. The compensation program establishes target bonuses, set as a percentage of annual base salary, for each position. Cash bonuses are expected to represent a substantial part of total compensation for our executives if the Company achieves certain annual financial objectives, as applicable. The target bonuses for executive officers covered by the SMCIP in fiscal 2012 were determined by the Compensation Committee based upon competitive market and peer group data and analysis, were paid out at 100% of annual base salary in the form of restricted stock that is subject to additional time-vesting. Total cash compensation—base salary plus cash bonus—has historically been targeted at the 50$^{th}$ percentile opportunity when compared to our peer group if annual goals are achieved. For 2012, on average, the target total cash compensation to our executive officers was at the 60$^{th}$ percentile, whereas target bonuses as a percentage of base salary were in line with the market. The Compensation Committee annually benchmarks target bonuses as a component of executive compensation against peer group data. It believes that the target bonuses for our executive officers for 2012 were within the appropriate range as a percentage of base salary and overall total compensation.

The 2012 corporate goals for the SMCIP were based upon achievement of the following corporate metrics:

| Objective(1) | Target | Threshold Level of Achievement | Leverage Factor for Overachievement | 2012 Actual Achievement | 2012 Actual Achievement Percentage | Weight | 2012 Bonus Payout Percentage (2012 Actual Achievement Percentage × Weight) |
|---|---|---|---|---|---|---|---|
| Revenue(2) | $295,000,000 | 85% | Maximum 1.5x at 120% ($354,000,000) | $237,014,000 | 0% | 30% | 0% |
| Full Year Operating Earnings(3) | $ 14,632,000 | 60% | Maximum 1.5x at 125% ($18,290,000) | $(16,547,000) | 0% | 30% | 0% |
| SBC/Session Management Bookings at Targeted Margin of 60% | $ 97,100,000 | 80% | Maximum 1.5x at 125% ($121,375,000) | $ 53,669,000 | 0% | 40% | 0% |
| | | | | | | 100% | 0% |

(1) The objectives do not include the results from Network Equipment Technologies, Inc., as such acquisition occurred in August 2012.

(2) If this measure was not achieved, it would be deemed achieved if the sum of (i) the actual performance of this measure and (ii) the amount of any positive change in deferred revenue for 2012 met or exceeded the target performance for this measure. However, the impact of any positive change in deferred revenue did not count towards greater than 100% achievement for this measure.

(3) This metric is a non-GAAP measure and excludes the impact of stock-based compensation and amortization of intangible assets recorded in fiscal 2012.

On February 14, 2013, the Compensation Committee determined that the performance goals with respect to the 2012 cash bonuses for each of the Named Executive Officers were not satisfied at the specified threshold levels of performance and therefore no 2012 cash bonuses were earned. Nevertheless, because the executive team had made significant progress against the long-term strategic plan to overhaul the Company's business model from a shrinking media gateway business to a growing SBC business, the Compensation Committee approved the award of restricted stock having a value equal to 100% of the target bonus of each Named Executive Officer. These restricted shares are subject to time vesting as described below.

For Mr. Dolan, the Compensation Committee approved the payment of a bonus in an amount equal to 100% of his target bonus. The bonus eligibility of Mr. Dolan under the SMCIP was determined pursuant to the terms of his employment agreement with the Company, as amended. On August 7, 2012, Mr. Dolan elected to receive his 2012 cash bonus, if any bonus was earned, in the form of restricted shares of the Company's common stock. On August 10, 2012, he was granted 421,348 shares of restricted stock, which was equal to his maximum bonus of 150% of his annual target bonus, divided by $1.78, the closing price of the Company's common stock on the grant date. However, as noted above, Mr. Dolan did not earn his maximum bonus amount of 150% of his annual target bonus but instead received the payment of a bonus in an amount equal to 100% of his target bonus. Accordingly, Mr. Dolan earned 280,899 of the restricted shares, or two-thirds of the maximum bonus. Subject to Mr. Dolan's continued employment with the Company on the vesting dates, 50% of such shares will vest on August 15, 2013 and the remaining 50% of the restricted stock earned will vest on February 15, 2014. The remaining one-third of the restricted shares that were granted to Mr. Dolan in August 2012 was forfeited by Mr. Dolan on February 14, 2013.

The following table summarizes the actions taken with respect to 2012 cash bonuses for our remaining four Named Executive Officers:

| Named Executive Officer and Principal Position | Bonus Eligibility Under SMCIP | Full Year Target Bonus at 100% of Target | Number of Restricted Shares Granted(1) | Number of Restricted Shares Forfeited |
|---|---|---|---|---|
| Maurice L. Castonguay(2) . . . Senior Vice President and Chief Financial Officer | 60% of base salary | $171,000 | 62,868 | — |
| Todd A. Abbott(3) . . . . . . . . Executive Vice President, Strategy and Go-to-Market | 75% of base salary | $300,000 | 110,295 | — |
| Matthew Dillon(4) . . . . . . . . Senior Vice President, Global Services and Systems Management | 60% of base salary | $180,000 | 66,177 | — |
| Anthony Scarfo(5) . . . . . . . . Senior Vice President, Technology Development | 50% of base salary | $160,000 | 58,824 | — |

(1) Represents 100% of each Named Executive Officer's full year target bonus at 100% of target, divided by $2.72, the closing price of the Company's common stock on February 15, 2013, the date of grant of such shares. 50% of the restricted shares granted will vest on August 15, 2013 and the remaining 50% of such shares earned will vest on February 15, 2014.

(2) The bonus eligibility of Mr. Castonguay under the SMCIP was determined pursuant to the terms of his employment agreement, as amended.

(3) For Mr. Abbott, his base salary and bonus eligibility under the SMCIP were originally determined pursuant to the terms of his employment agreement. With Mr. Abbott's promotion from Senior Vice President, Worldwide Sales and Marketing to Executive Vice President, Strategy and Go-to-Market in September 2012, his base salary and bonus eligibility were revised accordingly from 50% of a base salary of 370,000 to 75% of a base salary of $400,000.

(4) Because Mr. Dillon does not have an employment agreement with the Company that contains a percentage relating to his bonus eligibility under the SMCIP, Mr. Dillon's target bonus level was based upon competitive data, including peer group data, his position in the Company, and his anticipated contributions to our long-term goals. The President and Chief Executive Officer provided a recommendation as to Mr. Dillon's target bonus to the Compensation Committee for the Compensation Committee's consideration and approval.

(5) For Mr. Scarfo, his base salary and bonus eligibility under the SMCIP were originally determined pursuant to the terms of his employment agreement. With Mr. Scarfo's promotion from Vice President of Business Development to Senior Vice President, Technology Development in May 2012, his base salary and bonus eligibility were revised accordingly from 30% of a base salary of $270,000 to 50% of a base salary of $320,000.

In order to receive their restricted stock awards, each of our executive officers was required to agree that all such awards, if and to the extent subject to the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, are subject to any incentive compensation clawback policy established from time to time by the Company in order to comply with the Dodd-Frank Act. The Compensation Committee intends to revise the SMCIP to implement a new clawback policy once final rules are adopted with respect to the requirements under the Dodd-Frank Act.

The Compensation Committee will continue the SMCIP for fiscal 2013, using financial metrics consistent with our 2013 operating plan and the financial objectives associated with that plan. We achieved approximately 209.7% of the corporate goals for 2010, 55.56% of the corporate goals for 2011, and 0% of the corporate goals for 2012.

*Equity-based Incentives.* Equity-based incentives are provided to executives whose decisions and actions have a direct impact upon our performance and success. Stock options and performance- and/or time-vested restricted stock awards are granted to our executive officers in order to tie their compensation directly to our long-term success and to increase stockholder value. In determining the size of the stock option and/or restricted stock awards granted to each executive officer, the Compensation Committee takes into account the executive officer's position, past performance, anticipated contribution to our long-term goals and market data for executive officers in similar roles at peer companies. Equity granted in prior years and existing levels of stock ownership are also taken into consideration. The Compensation Committee does not assign specific weights to the various factors it considers, but instead subjectively determines the number of equity awards granted. The Compensation Committee believes that a combination of stock options and performance-based stock awards is most effective in meeting the key objectives of employee retention, motivation, and alignment with stockholder interests, and is the most cost effective and efficient manner of share usage, taking into account stock-based compensation expense and cash flow. Our stock option and restricted stock policy is described in further detail below under "*Stock Option and Restricted Stock Grant Policy.*"

Stock Option Grants

In connection with the Company's annual equity incentive grant, the Compensation Committee authorized the 2012 grants on March 15, 2012, with the exception of Mr. Dolan and Mr. Abbott, who were granted equity on March 16, 2012. Grant dates are generally on the 15th day of the month following the date of action by the Compensation Committee, consistent with grants generally made to all employees. The equity grants to Messieurs Dolan and Abbott on March 16, 2012 were exceptions to the Compensation Committee's standard practice as the committee required an extra day to finalize the terms of such grants. The Compensation Committee granted options to purchase the following number of shares of our common stock: Mr. Dolan (625,000 options), Mr. Castonguay (145,833 options), Mr. Abbott (300,000 options), Mr. Dillon (104,167 options), and Mr. Scarfo (100,000 options). The exercise price of each option equaled the closing price on the date of grant, or $2.89 per share for the grants made on March 15, 2012, and $2.92 per share for the grants made on March 16, 2012.

On June 15, 2012, Mr. Scarfo received an option to purchase 250,000 shares of our common stock with an exercise price of $2.25 per share in connection with his promotion to the position of Senior Vice President, Technology Development.

Restricted Stock Awards

Also in connection with the Company's annual incentive grant, on March 16, 2012, Mr. Dolan and Mr. Abbott were granted 250,000 and 125,000 shares of restricted stock of the Company, respectively.

Of Mr. Dolan's shares, 93,750 vested on March 16, 2012; 31,250 vested on each of October 12, 2012 and March 12, 2013; and 31,250 will vest on each of October 12, 2013, March 12, 2014 and October 12, 2014.

Of Mr. Abbott's shares, 31,250 vested on March 16, 2012; 15,625 shares vested on November 3, 2012; and 15,625will vest on each of May 3, 2013, November 3, 2013, May 3, 2014, November 3, 2014 and May 3, 2015.

The following table summarizes the actions taken with respect to performance-based share awards that were originally granted between September 2011 and March 2012, including the number of shares that the Compensation Committee vested as of February 15, 2013 and the number of shares that the Compensation Committee made subject to further performance- and time-vesting criteria. At the time the performance conditions for these awards were established, the Compensation Committee specified target levels of achievement for vesting of the awards (which target levels were not achieved), but provided the Compensation Committee with discretion to determine threshold and maximum levels of achievement. With respect to the shares made subject to further goals, the Compensation Committee, in its sole discretion, established performance conditions reflecting certain levels of achievement during 2013. The actual number of shares that will become performance-vested will be determined by the Compensation Committee's assessment of Company performance during 2013. The Compensation Committee believes that the established performance conditions for 2013, some of which relate to full-year performance and others of which relate to performance for portions of the year, are comparably challenging to the performance conditions set for 2012. The established performance conditions will be met upon the achievement of first-half or full-year goals, whichever are achieved first, if at all.



| Named Executive Officer | Maximum Number of Shares Subject to Original Performance Share Grants(1) | Number of Performance Shares Vested as of 2/15/13 | Number of Performance Shares Eligible for Future Vesting(2) |
|---|---|---|---|
| Raymond P. Dolan<br>president and Chief Executive Officer | 800,000(3) | 186,117 | 613,883(8) |
| Maurice L. Castonguay<br>Senior Vice President and Chief Financial Officer | 447,917(4) | 111,979 | 335,938(9) |
| Todd A. Abbott<br>Executive Vice President, Strategy and Go-to-Market | 400,000(5) | 93,058 | 306,942(10) |
| Matthew Dillon<br>Senior Vice President, Global Services and Systems Management | 174,083(6) | 38,021 | 136,062(11) |
| Anthony Scarfo<br>Senior Vice President, Technology Development | 162,500(7) | 40,625 | 121,875(12) |

(1) Represents, in each case, the number of shares that would have vested as of the date the Company reported its financial results by which the achievement of 2012 performance conditions could be determined pursuant to the terms of the award had the maximum level of performance been achieved with respect to such award.

(2) The number of shares included in this column depicts the maximum number of shares the corresponding individual could earn if the maximum level of performance is achieved during fiscal year 2013. However, these numbers could potentially be zero if the level of performance is not achieved. These performance shares all have the same performance vesting criteria and, if any such shares are earned, will vest subject to the continued employment of each Named Executive Officer at the time of each vesting.

Represents, with respect to Mr. Dolan, the remaining shares that will be subject to further performance- and time-vesting criteria as discussed below, as well as 166,650 shares of performance stock that are eligible to performance vest pursuant to the same performance- and time-vesting criteria discussed below; such 166,650 shares were granted to Mr. Dolan in March 2012 and the Compensation Committee first established the performance conditions and vesting schedule for such shares on February 14, 2013.

With respect to Mr. Castonguay, this number represents the remaining shares that will be subject to further performance- and time-vesting criteria as discussed below.

With respect to Mr. Abbott, this number represents the remaining shares that will be subject to further performance- and time-vesting criteria as discussed below, as well as 83,325 shares of performance stock that are eligible to performance vest pursuant to the same performance- and time-vesting criteria as discussed below; such 83,325 shares were granted to Mr. Abbott in March 2012 and the Compensation Committee first established the performance conditions and vesting schedule for such shares on February 14, 2013.

With respect to Mr. Dillon, this number represents the remaining shares that will be subject to further performance- and time-vesting criteria as discussed below, as well as 22,000 shares of performance stock that are eligible to be granted and performance vest pursuant to the same performance- and time-vesting criteria as discussed below; such 22,000 shares, if any shares are earned, will be issued to Mr. Dillon pursuant to the terms of his Severance and Retention Program and Agreement, dated October 2008. The Compensation Committee first established the performance conditions and vesting schedule for such shares on February 14, 2013.

With respect to Mr. Scarfo, the number represents the remaining shares that will be subject to further performance- and time vesting criteria as discussed below.

(3) Consists of three separate performance-based share awards granted to Mr. Dolan in March 2012.

(4) Consists of two separate performance-based share awards granted to Mr. Castonguay; one in September 2011 and the other in March 2012.

(5) Consists of three separate performance-based share awards granted to Mr. Abbott in March 2012.

(6) Consists of two separate performance share awards granted to Mr. Dillon, one in October 2011 and the other in March 2012, and a potential issuance of 22,000 shares of performance-based stock. Pursuant to his Severance and Retention Program and Agreement, dated October 2008, if the performance- and time-vesting criteria discussed below are satisfied, then Mr. Dillon will be issued 22,000 shares of stock.

(7) Consists of two separate performance share awards granted to Mr. Scarfo, one in September 2011 and the other in March 2012.

(8) If all of the 613,883 shares are earned, (i) 222,233 shares will vest as follows: one-half of the shares that become performance vested (i.e., up to a maximum of 111,117 shares) will vest on the later of the date the achievement of such metrics is determined or October 12, 2013; and the remaining one-half (i.e., up to a maximum of 111,116 shares) will time vest on October 12, 2014; (ii) 225,000 shares will vest as follows: one-third of such shares that become performance vested (i.e., up to a maximum of 75,000 shares) will vest on the later of the date the achievement of such metrics is determined or March 16, 2013; and the remaining two-thirds of such shares (i.e., up to a maximum of 75,000 shares at each remaining vesting date) will time vest on each of March 16, 2014 and March 16, 2015; and (iii) 166,650 shares will vest as follows: one-third of such shares that become performance vested (i.e., up to a maximum of 55,550 shares) will vest on the date the achievement of such metrics is determined; and the remaining two-thirds of such shares (i.e., up to a maximum of 55,550 shares at each remaining vesting date) will time vest on each of March 15, 2014 and March 15, 2015.

(9) If all of the 335,938 shares are earned, (i) 281,250 shares will vest as follows: one-third of such shares that become performance vested (i.e., up to a maximum of 93,750 shares) will vest on the later of the date the achievement of such metrics is determined or August 26, 2013; and the remaining two-thirds of such shares (i.e., up to a maximum of 93,750 shares at each remaining vesting date) will time vest on each of August 26, 2014 and August 26, 2015; and (ii) 54,688 shares will vest as follows: one-third of such shares (i.e., up to a maximum of 18,229 shares) that become performance vested will vest on the later of the date the achievement of such metrics is

determined or March 15, 2013; one-third of such shares (i.e., up to a maximum of 18,229 shares) will time vest on March 15, 2014; and the remaining one-third of such shares (i.e., up to a maximum of 18,230 shares) will time vest on March 15, 2015.

(10) If all of the 306,942 shares are earned, (i) 111,117 shares will vest as follows: one-half of the shares that become performance vested (i.e., up to a maximum of 55,558 shares) will vest on the later of the date the achievement of such metrics is determined or May 3, 2014; and the remaining one-half of such shares (i.e., up to a maximum of 55,559 shares) will time vest on May 3, 2015; (ii) 112,500 shares will vest as follows: one-third of such shares that become performance vested (i.e., up to a maximum of 37,500 shares) will vest on the later of the date the achievement of such metrics is determined or March 16, 2013; and the remaining two-thirds of such shares (i.e., up to a maximum of 37,500 shares at each remaining vesting date) will time vest on each of March 16, 2014 and March 16, 2015; and (iii) 83,325 shares will vest as follows: one-third of such shares that become performance vested (i.e., up to a maximum of 27,775 shares) will vest on the date the achievement of such metrics is determined; and the remaining two-thirds of such shares (i.e., up to a maximum of 27,775 shares at each remaining vesting date) will time vest on each of March 15, 2014 and March 15, 2015.

(11) If all of the 136,062 shares are earned, (i) 75,000 shares will vest as follows: one-third of such shares that become performance vested (i.e., up to a maximum of 25,000 shares) will vest on the later of the date the achievement of such metrics is determined or October 15, 2013; and the remaining two-thirds of such shares (i.e., up to a maximum of 25,000 shares at each remaining vesting date) will time vest on each of October 15, 2014 and October 15, 2015; (ii) 39,062 shares will vest as follows: one-third of such shares (i.e., up to a maximum of 13,021 shares) that become performance vested will vest on the later of the date the achievement of such metrics is determined or March 15, 2013; one-third of such shares (i.e., up to a maximum of 13,021 shares) will time vest on March 15, 2014; and the remaining one-third of such shares (i.e., up to a maximum of 13,020 shares) will time vest on March 15, 2015; and (iii) 22,000 shares will vest as follows: 100% of the number of shares earned with respect to such performance will vest in full on the date the achievement of such metrics is determined.

(12) If all of the 121,875 shares are earned, (i) 84,375 shares will vest as follows: one-third of such shares that become performance vested (i.e., up to a maximum of 28,125 shares) will vest on the later of the date the achievement of such metrics is determined or September 12, 2013; and the remaining two-thirds of such shares (i.e., up to a maximum of 28,125 shares at each remaining vest date) will time vest on each of September 12, 2014 and September 12, 2015; and (ii) 37,500 shares will vest as follows: one-third of such shares that become performance vested (i.e., up to a maximum of 12,500 shares) will vest on the later of the date the achievement of such metrics is determined or March 15, 2013; and the remaining two-thirds of such shares (i.e., up to a maximum of 12,500 shares at each remaining vesting date) will time vest on each of March 15, 2014 and March 15, 2015.

***Benefits and Other Compensation***

*Benefit Plans*

We have various broad-based employee benefit plans. We do not typically offer perquisites or employee benefits to executive officers that are not also made available to employees on a broad basis. Our executive officers are eligible for the same benefits that are available to all employees, which include group health insurance, life and disability insurance, dental insurance, and paid holidays. With the exception of our President and Chief Executive Officer, who began to accrue four weeks of vacation per year upon his date of hire, all other employees begin accruing three weeks of vacation per year upon date of hire. We offer a 401(k) program, which allows our employees to invest in a wide array of funds, and the ability to purchase shares of our common stock under our Amended and Restated 2000 Employee Stock Purchase Plan. We do not provide pension arrangements or post-retirement health coverage for our Named Executive Officers or other employees. We also enter into executive agreements with certain of our executive officers providing for certain severance benefits that may be triggered as a result of the termination of such officer's employment under certain circumstances. We have generally entered into indemnification agreements with our officers and directors.

Because Mr. Dolan elected to accept shares of restricted stock in lieu of base salary for the period August 10, 2012 to December 31, 2013, as well as January 1, 2013 through December 31, 2013, for the 4.5 months in 2012 and the 2013 fiscal year during which Mr. Dolan is employed by the Company, the Company has paid and will continue to pay Mr. Dolan's share of the insurance premium relating to the benefit plans generally provided to employees of the Company in accordance with Company policy, currently including group health, life and dental insurance.

*Severance Agreements*

We have entered into severance agreements with certain of our executive officers, including each of our Named Executive Officers. The severance agreements generally provide that, upon termination of the executive officer's employment without cause, the executive officer is entitled to severance payments equal to 100% of the executive officer's base salary and target cash bonus (or 150% for our President and Chief Executive Officer), and continued health plan premium payments for up to 12 months (or 18 months for our President and Chief Executive Officer). The severance agreements also generally provide that, upon an involuntary termination upon a change in control, or upon a resignation for good reason upon a change in control, the executive officer is entitled to 150% of the executive's base salary and target cash bonus (or 200% for our President and Chief Executive Officer), continued health plan premium payments for up to 18 months, and full vesting of all unvested restricted stock and stock options.

None of our severance agreements provide for tax gross-ups in connection with severance benefits following a change-in-control.

The Compensation Committee believes that these provisions are consistent with executive severance arrangements that are customary for public companies at our stage of development and were necessary in order to hire and/or retain the executives.

***Transactions Involving Hedging, Monetization, Margin Accounts, Pledges, Puts, Calls and Other Derivative Securities***

The Company intends to adopt a hedging policy once final rules are adopted with respect to the requirements under the Dodd-Frank Act. In the meantime, our current insider trading policy discourages all employees, officers and directors from engaging in transactions involving hedging, monetization, margin accounts, pledges, puts, calls and other derivative securities, and requires those who wish to enter into such an arrangement to first pre-clear the proposed transaction with either the Chief Financial Officer or the General Counsel.

***Tax and Accounting Considerations***

*Accounting for Stock-Based Compensation.* We account for stock-based compensation in accordance with Accounting Standards Codification 718, *Compensation—Stock-Based Compensation*, or ASC 718.

*Incentive Stock Options.* Options granted to employees through 2007 were intended to qualify as "incentive stock options" under Section 422 of the Internal Revenue Code of 1986, as amended, or the

Code. Although the 2007 Plan allows for the granting of incentive stock options, the Company's current practice is not to grant options to employees as incentive stock options. However, there are outstanding incentive stock options that were previously granted to employees that continue to be exercised and were exercisable at December 31, 2012. We make no representation or warranty as to the tax treatment to the optionee upon receipt or exercise of the option or sale or other disposition of the shares covered by the option. In addition, options will not be treated as incentive stock options for tax purposes to the extent that options covering in excess of $100,000 of stock (based upon fair market value of the stock as of the respective dates of grant of such options) become exercisable in any calendar year.

*Policy on Deductibility of Executive Compensation.* The Internal Revenue Service, pursuant to Section 162(m) of the Code, generally disallows a tax deduction for compensation in excess of $1.0 million paid to our Chief Executive Officer and to each other officer (other than the Chief Executive Officer and Chief Financial Officer) whose compensation is required to be reported to our stockholders pursuant to the Securities Exchange Act of 1934, as amended, by reason of being among our three most highly paid executive officers. Certain compensation, including qualified performance-based compensation, will not be subject to the deduction limit if certain requirements are met. The Compensation Committee reviews the potential effect of Section 162(m) of the Code periodically and uses its judgment to authorize compensation payments that may be subject to the limit when the Compensation Committee believes such payments are appropriate and in our best interests and our stockholders' best interests, after taking into consideration changing business conditions and the performance of our employees.

**Risk Management and Our Executive Compensation Program**

The Compensation Committee monitors and manages our executive compensation program to help ensure that it does not encourage excessive risk taking. The Compensation Committee concluded that our plans do not encourage excessive or inappropriate risk taking by our executive officers for the following reasons, among others:

- we structure our pay to consist of both fixed and variable compensation, so that our executive officers' cash compensation is not entirely tied to financial results;
- the variable cash compensation of our executive officers who are covered by the SMCIP are tied to the achievement of the Company's corporate financial metrics, including profitability, and therefore, their bonuses are not tied to any subjective individual metric;
- our stock option awards generally vest over a period of four years and are only valuable if our stock price increases over time; and
- our incentive plans include a profit metric as a significant component of performance to promote disciplined progress toward financial goals. None of Sonus' incentive plans is based solely on bookings or revenue targets, which mitigates the risk of employees focusing exclusively on the short term.

The Compensation Committee and our management review potential risks relating to our compensation programs on an annual basis. The Compensation Committee believes that our compensation program for 2012 was aligned with the interests of our stockholders and rewards for performance, and that our compensation policies and practices for our employees are not reasonably likely to have a material adverse effect on the Company.

## Executive Compensation Tables

The following table sets forth, for the year ended December 31, 2012 and for the two years prior thereto, the compensation earned by our Chief Executive Officer, our Chief Financial Officer, the other three most highly compensated executive officers serving as executive officers at December 31, 2012 (collectively, the "Named Executive Officers").

### 2012 SUMMARY COMPENSATION TABLE

| Name and Principal Position | Year | Salary ($) | Bonus ($)(1) | Stock Awards ($)(2) | Option Awards ($)(3) | Non-Equity Incentive Plan Compensation ($)(4) | All Other Compensation ($) | Total ($) |
|---|---|---|---|---|---|---|---|---|
| Raymond P. Dolan(5) | 2012 | $500,001 | $ — | $2,140,231 | $ 980,625 | $ — | $22,978 | $3,643,835 |
| President and Chief Executive | 2011 | $500,000 | $ — | $1,570,000 | $ — | $277,800 | $ 4,742 | $2,352,542 |
| Officer | 2010 | $111,859 | $ — | $ — | $1,942,100 | $232,607 | $15,091 | $2,301,657 |
| Maurice L. Castonguay(6) | 2012 | $285,000 | $171,001 | $ 504,654 | $ 226,464 | $ — | $19,749 | $1,206,867 |
| Senior Vice President and | 2011 | $ 99,385 | $ — | $ — | $ 639,500 | $ 31,669 | $ 4,156 | $ 774,710 |
| Chief Financial Officer | | | | | | | | |
| Todd A. Abbott(7) | 2012 | $378,750 | $300,002 | $ 936,228 | $ 470,700 | $ — | $20,874 | $2,106,554 |
| Executive Vice President, | 2011 | $244,058 | $ — | $ 760,000 | $ 755,900 | $ 68,524 | $ 589 | $1,829,071 |
| Strategy and Go-to-Market | | | | | | | | |
| Matthew Dillon(8) | 2012 | $288,538 | $180,001 | $ 224,567 | $ 161,761 | $ — | $20,820 | $ 875,687 |
| Senior Vice President, | 2011 | $255,469 | $ — | $ 66,880 | $ 246,800 | $ 90,007 | $ 567 | $ 659,723 |
| Global Services and | 2010 | $235,125 | $ — | $ 54,560 | $ 178,550 | $256,895 | $ 510 | $ 725,640 |
| Systems Management | | | | | | | | |
| Anthony Scarfo(9) | 2012 | $300,897 | $160,001 | $ 210,168 | $ 457,090 | $ — | $24,355 | $1,152,511 |
| Senior Vice President, | | | | | | | | |
| Technology Development | | | | | | | | |

(1) These amounts were paid in shares of restricted stock of the Company. Please see notes 6 through 9 below for additional information.

(2) The amounts shown in this column do not reflect compensation actually received by the Named Executive Officer. Instead, the amounts reflect the grant date fair value of each stock award granted to each Named Executive Officer. The grant date fair values of stock awards were estimated in accordance with ASC 718 using the assumptions discussed in notes 5 through 9 below.

(3) The amounts shown in this column do not reflect compensation actually received by the Named Executive Officer. Instead, the amounts reflect the grant date fair value of each option award granted to each Named Executive Officer. The grant date fair values of option awards were estimated in accordance with ASC 718 using the Black-Scholes valuation model with the following assumptions, excluding the options granted to Mr. Dolan.

| | Year ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Risk-free interest rate | 0.67%–0.89% | 0.95%–2.12% | 1.46–2.65% |
| Expected dividends | — | — | — |
| Weighted average volatility | 67.4% | 67.6% | 64.5% |
| Expected life (years) | 4.5 | 4.5 | 4.5 |

The grant date fair values of Mr. Dolan's option awards were estimated in accordance with ASC 718 using the Black-Scholes valuation model with the following assumptions:

| | March 16, 2012 Award | October 15, 2010 Award |
|---|---|---|
| Risk-free interest rate | 0.89% | 1.54% |
| Expected dividends | — | — |
| Weighted average volatility | 67.8% | 62.3% |
| Expected life (years) | 6.0 | 6.0 |

For further discussion regarding the assumptions used in calculating the amounts in this column, please see Note 15 to our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2012.

(4) Please see "*Compensation Discussion and Analysis—Compensation Components—Cash Bonuses*" for a description of our incentive compensation program.

(5) On August 7, 2012, Mr. Dolan elected to accept restricted shares of the Company's common stock in lieu of base salary from August 10, 2012 through December 31, 2012, and on August 10, 2012, the Company granted Mr. Dolan 108,398 shares of restricted stock, which had a total grant date fair value equal to the balance of Mr. Dolan's base salary for the year ended December 31, 2012, calculated by dividing Mr. Dolan's remaining base salary for the year by $1.78, the closing price of the Company's common stock on the date of grant. These restricted shares vested in full on December 31, 2012. Accordingly, the amount reported for Mr. Dolan as "Salary" for 2012 in the table above is comprised of $307,053 of cash payments and $192,948 of restricted stock.

On August 7, 2012, Mr. Dolan elected to receive his 2012 cash bonus, if any bonus was earned, in the form of restricted shares of the Company's common stock and on August 10, 2012, he was granted 421,348 shares of restricted stock, which number of shares was calculated by dividing Mr. Dolan's maximum 2012 bonus amount, or $750,000, by $1.78, the closing price of the Company's common stock on the date of grant. The grant date fair value for this award was $415,000, representing the value of the number of shares that the Company believed were probable that Mr. Dolan would earn as of the date of grant at the percentage rate commensurate with the Company's accrual for achievement of the Company-wide cash bonus program. The $415,000 grant date fair value is included in the amount reported for Mr. Dolan under "Stock Awards" in the table above. The maximum value for this award, based on the closing price of the Company's common stock on August 10, 2012, was $750,000. On February 14, 2013, the Compensation Committee determined that Mr. Dolan ultimately earned 280,899 of the restricted shares. Subject to Mr. Dolan's continued employment on the vesting dates, 50% of such shares will vest on August 15, 2013 and the remaining 50% will vest on February 15, 2014. The remaining 140,449 shares that were not deemed earned by Mr. Dolan were forfeited by Mr. Dolan on February 14, 2013.

On March 16, 2012, Mr. Dolan was granted 250,000 restricted shares of the Company's common stock. Of these shares, 93,750 vested on March 16, 2012; 31,250 shares vested on each of October 12, 2012 and March 12, 2013; and 31,250 shares will vest on each October 12, 2013, March 12, 2014 and October 14, 2014. The grant date fair value of these shares was $730,000, calculated using a grant date fair value per share of $2.92, the closing price of the Company's common stock on the date of grant, and is included as a component of the amount reported for Mr. Dolan as "Stock Awards" for 2012 in the table above.

On March 16, 2012, Mr. Dolan was granted 800,000 restricted shares of the Company's common stock, subject to both performance- and time-vesting criteria. On August 3, 2012, the Compensation Committee established performance conditions for these awards; however, due to the level of discretion of the Compensation Committee in determining the final number of shares earned under the performance-based awards, the grant date criteria for accounting purposes were not met in 2012. Because the performance conditions for these shares related to 2012 Company performance, the Company recorded stock-based compensation expense based upon the most probable outcome of the performance conditions during 2012 using a mark-to-market methodology of fair-valuing the outstanding performance-based share awards at each reporting period. Absent a grant date for accounting purposes, the amount reported for Mr. Dolan which is included as a component of "Stock Awards" for 2012 in the table above is $995,231, calculated using the closing price of the Company's common stock on August 3, 2012, the date the performance conditions were communicated to Mr. Dolan, multiplied by the number of shares that would be earned at the target level of achievement, which is the performance level that the Company estimated would be achieved as of that date. The maximum value of this award, based on the closing price of the Company's common stock on August 3, 2012, was $1,352,000. For a further discussion of Mr. Dolan's performance-based share awards, please see "Compensation Components—Restricted Stock Awards" in this Proxy Statement.

Mr. Dolan's "All Other Compensation" of $22,978 for 2012 is comprised of $18,123 related to health insurance, $3,500 for our 401(k) matching contribution and $1,355 related to group term life insurance.

(6) Under the terms of his employment agreement, on September 15, 2011, Mr. Castonguay was granted 375,000 restricted shares of the Company's common stock, and on March 15, 2012, Mr. Castonguay was granted 72,917 restricted shares of the Company's common stock, all of which are subject to both performance- and time-vesting requirements. On August 3, 2012, the Compensation Committee established performance conditions for these awards; however, due to the level of discretion of the Compensation Committee in determining the final number of shares earned under the performance-based awards, the grant date criteria for accounting purposes were not met in 2012. Because the performance conditions for these shares related to 2012 Company performance, the Company recorded stock-based compensation expense based upon the most probable outcome of the performance conditions during 2012 using a mark-to-market methodology of fair-valuing the outstanding performance-based share awards at each reporting period. Absent a grant date for accounting purposes, the amount reported for Mr. Castonguay which is reported as "Stock Awards" for 2012 in the table above was calculated using the closing price of the Company's common stock on August 3, 2012, the date the performance conditions were communicated to Mr. Castonguay, multiplied by the number of shares that would be earned at the target level of achievement, which is the performance level that the Company estimated would be achieved as of that date. The aggregate maximum value for these awards, based on the closing price of the Company's common stock on August 3, 2012, was $756,473. For a further discussion of Mr. Castonguay's performance-based share awards, please see "Compensation Components—Restricted Stock Awards" in this Proxy Statement.

On February 14, 2013, the Compensation Committee determined that the performance goals with respect to the 2012 non-equity incentive plan awards for each of the Named Executive Officers were not satisfied at the specified threshold levels of performance and no amounts had been earned under those awards. Nevertheless, because the executive team had made significant progress against the long-term strategic plan to overhaul the Company's business model from a shrinking media gateway business to a growing SBC business, the Compensation Committee approved the grant of restricted stock awards having a value equal to 100% of the target bonus of each Named Executive Officer and subject to time vesting. As a result, on February 15, 2013, Mr. Castonguay was granted 62,868 restricted shares of the Company's common stock, which had a total grant date fair value equal to 100% of Mr. Castonguay's target bonus, calculated by dividing Mr. Castonguay's 2012 target bonus amount by $2.72, the closing price of the Company's common stock on the date of grant. Subject to Mr. Castonguay's continued employment on the vesting dates, 50% of such shares will vest on August 15, 2013 and the remaining 50% will vest on February 15, 2014. The amount reported for Mr. Castonguay as "Bonus" for 2012 in the table above represents the grant date fair value of these shares.

Mr. Castonguay's "All Other Compensation" of $19,749 for 2012 is comprised of $14,388 related to health insurance, $3,500 for our 401(k) matching contribution and $1,861 related to group term life insurance.

(7) On March 16, 2012, Mr. Abbott was granted 125,000 shares of restricted stock of the Company. Of these shares, 93,750 vested on March 16, 2012; 15,625 shares vested on November 3, 2012; and 15,625 shares will vest on each May 3, 2013, November 3, 2013, May 3, 2014, November 3, 2014 and May 3, 2015. The grant date fair value of these shares was $365,000, calculated using a grant date fair value per share of $2.92, the closing price of the Company's common stock on the date of grant, and is included as a component of the amount reported for Mr. Abbott as "Stock Awards" for 2012 in the table above.

On March 16, 2012, Mr. Abbott was granted 400,000 restricted shares of the Company's common stock, subject to both performance- and time-vesting criteria. On August 3, 2012, the Compensation Committee established performance conditions for these awards; however, due to the level of discretion of the Compensation Committee in determining the final number of shares earned under the performance-based awards, the grant date criteria for accounting purposes were not met in 2012. Because the performance conditions for these shares related to 2012 Company performance, the Company recorded stock-based compensation expense based upon the most probable outcome of the performance conditions during 2012 using a mark-to-market methodology of fair-valuing the outstanding performance-based share awards at each reporting period. Absent a grant date for accounting purposes, the amount reported for Mr. Abbott which is included as a component of "Stock Awards" for 2012 in the table above is $571,228, calculated using the closing price of the Company's common stock on August 29, 2012, the date the performance conditions were communicated to Mr. Abbott, multiplied by the number of shares that would be earned at the target level of achievement, which is the performance level that the Company estimated would be achieved as of that date. The maximum value of this award, based on the closing price of the Company's common stock on August 29, 2012, was $776,000. For a further discussion of Mr. Abbott's performance-based share awards, please see "Compensation Components—Restricted Stock Awards" in this Proxy Statement.

On February 14, 2013, the Compensation Committee determined that the performance goals with respect to the 2012 non-equity incentive plan awards for each of the Named Executive Officers were not satisfied at the specified threshold levels of performance and that no amounts had been earned under those awards. Nevertheless, because the executive team had made significant progress against the long-term strategic plan to overhaul the Company's business model from a shrinking media gateway business to a growing SBC business, the Compensation Committee approved the grant of restricted stock awards having a value equal to 100% of the target bonus of each Named Executive Officer and subject to time vesting. As a result, on February 15, 2013, Mr. Abbott was granted 110,295 restricted shares of the Company's common stock, which had a total grant date fair value equal to Mr. Abbott's target bonus, calculated by dividing Mr. Abbott's 2012 target bonus amount by $2.72, the closing price of the Company's common stock on the date of grant. Subject to Mr. Abbott's continued employment on the vesting dates, 50% of such shares will vest on August 15, 2013 and the remaining 50% will vest on February 15, 2014. The amount reported for Mr. Abbott as "Bonus" for 2012 in the table above represents the grant date fair value of these shares.

Mr. Abbott's "All Other Compensation" of $20,874 for 2012 is comprised of $19,666 related to health insurance and $908 related to group term life insurance.

(8) On October 15, 2011, Mr. Dillon was granted 100,000 restricted shares of the Company's common stock and on March 15, 2012, Mr. Dillon was granted 52,083 restricted shares of the Company's common stock, all of which are subject to both performance- and time-vesting requirements. In addition, in October 2008, the Compensation Committee approved a severance and retention program and agreement for Mr. Dillon. Under the terms of his Executive Severance and Arbitration Agreement, Mr. Dillon was entitled to a grant of 22,000 restricted shares of the Company's common stock, which would vest if certain performance conditions in fiscal 2012 were met. On August 3, 2012, the Compensation Committee established performance conditions for all three of these awards; however, due to the level of discretion of the Compensation Committee in determining the final number of shares earned under the performance-based awards, the grant date criteria for accounting purposes were not met in 2012. Because the performance conditions for these shares related to 2012 Company performance, the Company recorded stock-based compensation expense based upon the most probable outcome of the performance conditions during 2012 using a mark-to-market methodology of fair-valuing the outstanding performance-based share awards at each reporting period. Absent a grant date for accounting purposes, the amount reported for Mr. Dillon which is reported as "Stock Awards" for 2012 in the table above was calculated using the closing price of the Company's common stock on August 29, 2012, the date the performance conditions were communicated to Mr. Dillon, multiplied by the number of shares that would be earned at the target level of achievement, which is the performance level that the Company estimated would be achieved as of that date. The aggregate maximum value of these awards, based on the closing price of the Company's common stock on August 29, 2012, was $337,721. For a further discussion of Mr. Dillon's performance-based share awards, please see "Compensation Components—Restricted Stock Awards" in this Proxy Statement.

On February 14, 2013, the Compensation Committee determined that the performance goals with respect to the 2012 non-equity incentive plan awards for each of the Named Executive Officers were not satisfied at the specified threshold levels of performance and that no amounts had been earned under those awards. Nevertheless, because the executive team had made significant progress against the long-term strategic plan to overhaul the Company's business model from a shrinking media gateway business to a growing SBC business, the Compensation Committee approved the grant of restricted stock awards having a value equal to 100% of the target bonus of each Named Executive Officer and subject to time vesting. As a result, on February 15, 2013, Mr. Dillon was granted 66,177 restricted shares of the Company's common stock, which had a total grant date fair value equal to Mr. Dillon's target bonus, calculated by dividing Mr. Dillon's 2012 target bonus amount by $2.72, the closing price of the Company's common stock on the date of grant. Subject to Mr. Dillon's continued employment on the vesting dates, 50% of such shares will vest on August 15, 2013 and the remaining 50% will vest on February 15, 2014. The amount reported for Mr. Dillon as "Bonus" for 2012 in the table above represents the grant date fair value of these shares.

Mr. Dillon's "All Other Compensation" of $20,820 for 2012 is comprised of $20,162 related to health insurance and $659 related to group term life insurance.



(9) Under the terms of his employment agreement, on September 15, 2011, Mr. Scarfo was granted 112,500 restricted shares of the Company's common stock, and on March 15, 2012, Mr. Scarfo was granted 50,000 restricted shares of the Company's common stock, all of which are subject to both performance- and time-vesting requirements. On August 3, 2012, the Compensation Committee established performance conditions for these awards; however, due to the level of discretion of the Compensation Committee in determining the final number of shares earned under the performance-based awards, the grant date criteria for accounting purposes were not met in 2012. Because the performance conditions for these shares related to 2012 Company performance, the Company recorded stock-based compensation expense based upon the most probable outcome of the performance conditions during 2012 using a mark-to-market methodology of fair-valuing the outstanding performance-based share awards at each reporting period. Absent a grant date for accounting purposes, the amount reported for Mr. Scarfo which is reported as "Stock Awards" for 2012 in the table above was calculated using the closing price of the Company's common stock on August 29, 2012, the date the performance conditions were communicated to Mr. Scarfo, multiplied by the number of shares that would be earned at the target level of achievement, which is the performance level that the Company estimated would be achieved as of that date. The maximum aggregate value of these awards, based on the closing price of the Company's common stock on August 29, 2012, was $315,250. For a further discussion of Mr. Scarfo's performance-based share awards, please see "Compensation Components—Restricted Stock Awards" in this Proxy Statement.

On February 14, 2013, the Compensation Committee determined that the performance goals with respect to the 2012 non-equity incentive plan awards for each of the Named Executive Officers were not satisfied at the specified threshold levels of performance and that no amounts had been earned under those awards. Nevertheless, because the executive team had made significant progress against the long-term strategic plan to overhaul the Company's business model from a shrinking media gateway business to a growing SBC business, the Compensation Committee approved the grant of restricted stock awards having a value equal to 100% of the target bonus of each Named Executive Officer and subject to time vesting. As a result, on February 15, 2013, Mr. Scarfo was granted 58,824 restricted shares of the Company's common stock, which had a total grant date fair value equal to 100% of Mr. Scarfo's target bonus, calculated by dividing Mr. Scarfo's 2012 target bonus amount by $2.72, the closing price of the Company's common stock on the date of grant. Subject to Mr. Scarfo's continued employment on the vesting dates, 50% of such shares will vest on August 15, 2013 and the remaining 50% will vest on February 15, 2014. The amount reported for Mr. Scarfo as "Bonus" for 2012 in the table above represents the grant date fair value of these shares.

Mr. Scarfo's "All Other Compensation" of $24,355 for 2012 is comprised of $20,162 related to health insurance, $3,500 for our 401(k) matching contribution and $693 related to group term life insurance.

### *Grants of Plan-Based Awards in 2012*

The following table sets forth information about incentive plan awards made to the Named Executive Officers during the year ended December 31, 2012:

## 2012 GRANTS OF PLAN-BASED AWARDS

| Name | Grant Date(1) | Date of Compensation Committee Action(2) | Estimated Future Payouts Under Non-Equity Incentive Plan Awards(3) | | | Estimated Future Payouts Under Equity Incentive Plan Awards | | | All Other Stock Awards: Number of Shares of Stock or Units (#) | All Other Option Awards: Number of Securities Underlying Options (#) | Exercise or Base Price of Option Awards ($/Sh) | Grant Date Fair Value of Stock And Option Awards ($)(4) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Threshold ($) | Target ($) | Maximum ($) | Threshold (#) | Target (#) | Maximum (#) | | | | |
| Raymond P. Dolan(5) | | 2/13/12(6) | — | $500,000(6) | $750,000(6) | | | | | | | |
| | 8/10/12 | 8/10/12 | | | | | 280,899(6) | 421,348(6) | | | | $415,000 |
| | 3/16/12 | 3/16/12 | | | | | | | 250,000 | | | $730,000 |
| | 3/16/12 | 3/16/12 | | | | | | | | 625,000 | $2.92 | $980,625 |
| | 8/3/12 | 3/16/12 | | | | 111,106 | 222,244 | 333,350 | | | | $375,592 |
| | 8/3/12 | 3/16/12 | | | | 100,000 | 200,000 | 300,000 | | | | $338,000 |
| | 8/3/12 | 3/16/12 | | | | | 166,650 | 166,650 | | | | $281,639 |
| | 8/10/12 | 8/7/12 | | | | | | | 108,398 | | | $192,948 |
| Maurice L. Castonguay(7) | | 2/13/12 | — | $171,000 | $256,500 | | | | | | | |
| | 3/15/12 | 3/8/12 | | | | | | | | 145,833 | $2.89 | $226,464 |
| | 8/3/12 | 9/8/11 | | | | 125,000 | 250,000 | 375,000 | | | | $422,500 |
| | 8/3/12 | 3/8/12 | | | | 24,306 | 48,612 | 72,916 | | | | $ 82,154 |
| Todd A. Abbott(8) | | 2/13/12 | — | $300,000 | $450,000 | | | | | | | |
| | 3/16/12 | 3/16/12 | | | | | | | 125,000 | | | $365,000 |
| | 3/16/12 | 3/16/12 | | | | | | | | 300,000 | $2.92 | $470,700 |
| | 8/29/12 | 3/16/12 | | | | 55,553 | 111,122 | 166,675 | | | | $215,577 |
| | 8/29/12 | 3/16/12 | | | | 50,000 | 100,000 | 150,000 | | | | $194,000 |
| | 8/29/12 | 3/16/12 | | | | | 83,325 | 83,325 | | | | $161,651 |
| Matthew Dillon(9) | | 2/13/12 | — | $180,000 | $270,000 | | | | | | | |
| | 3/15/12 | 3/8/12 | | | | | | | | 104,167 | $2.89 | $161,761 |
| | 8/29/12 | 10/3/08 | | | | 7,333 | 14,367 | 22,000 | | | | $ 27,872 |
| | 8/29/12 | 10/13/11 | | | | 33,333 | 66,667 | 100,000 | | | | $129,334 |
| | 8/29/12 | 3/8/12 | | | | 17,361 | 34,722 | 52,084 | | | | $ 67,361 |
| Anthony Scarfo(10) | | 2/13/12 | — | $160,000 | $240,000 | | | | | | | |
| | 3/15/12 | 3/8/12 | | | | | | | | 100,000 | $2.89 | $155,290 |
| | 6/15/12 | 5/22/12 | | | | | | | | 250,000 | $2.25 | $301,800 |
| | 8/29/12 | 9/8/11 | | | | 37,500 | 75,000 | 112,500 | | | | $145,500 |
| | 8/29/12 | 3/8/12 | | | | 16,667 | 33,334 | 50,000 | | | | $ 64,668 |

(1) As discussed in notes 5 and 7 through 10 below, the performance-based stock awards do not yet have a grant date for accounting purposes as a result of the level of discretion that the Compensation Committee had in the final determination of the number of performance-based shares that would ultimately be earned. Accordingly, the grant dates reported for all performance-based stock awards in the table above represent the dates that the performance conditions for these awards were communicated to the respective individuals.

(2) Date on which Compensation Committee took action to approve the award.

(3) Amounts reflect potential cash award amounts payable under our incentive compensation program for 2012 described above in "*Compensation Discussion and Analysis.*" No amounts were earned under our incentive compensation program for 2012, but on February 14, 2013, the Compensation Committee determined to grant restricted stock awards having a value equal to 100% of the 2012 target bonus of each Named Executive Officer. These restricted shares of the Company's common stock will vest 50% on August 15, 2013 and 50% February 15, 2014, subject to each individual's continued employment with the Company on each vesting date. The value of these shares is reported in the "Bonus" column of the Summary Compensation Table.

(4) Amounts reflect the fair values of the performance-based stock awards, restricted stock awards and stock option grants as of the respective grant dates. The fair values of the performance-based stock awards included in the table above represent the fair values of the respective number of shares the Company believed were probable of being earned on the date that the performance conditions were communicated to the respective individuals (see note 1 above). These amounts represent the fair value of the number of shares that would be earned upon achievement of the "target" performance level.

(5) On August 7, 2012, Mr. Dolan elected to receive his 2012 cash bonus, if any bonus was earned, in the form of restricted shares of the Company's common stock and on August 10, 2012, he was granted 421,348 shares of restricted stock, which number of shares was calculated by dividing Mr. Dolan's maximum 2012 bonus amount, or $750,000, by $1.78, the closing price of the Company's common stock on the date of grant. The grant date fair value for this award was $415,000, representing the value of the number of shares that the Company believed were probable that Mr. Dolan would earn as of the date of grant at the percentage rate commensurate with the Company's accrual for achievement of the Company-wide cash bonus program. On February 14, 2013, the Compensation Committee determined that Mr. Dolan ultimately earned 280,899 of the restricted shares. Subject to Mr. Dolan's continued employment on the vesting dates, 50% of such shares will vest on August 15, 2013 and the remaining 50% will vest on February 15, 2014. The remaining 140,449 shares that were not deemed earned by Mr. Dolan were forfeited by Mr. Dolan on February 14, 2013.

On March 16, 2012, Mr. Dolan was granted 250,000 restricted shares of the Company's common stock. Of these shares, 93,750 vested on March 16, 2012; 31,250 shares vested on each of October 12, 2012 and March 12, 2013; and 31,250 shares will vest on each October 12, 2013, March 12, 2014 and October 12, 2014.

On March 16, 2012, Mr. Dolan was granted 800,000 restricted shares of the Company's common stock, subject to both performance- and time-vesting criteria. On August 3, 2012, the Compensation Committee established performance conditions for these awards; however, due to the level of discretion of the Compensation Committee in determining the final number of shares earned under the performance-based awards, the grant date criteria for accounting purposes were not met in 2012. Absent a grant date for accounting purposes, the grant date fair value for these shares reported for Mr. Dolan in the table above was calculated using the closing price of the Company's common stock on August 3, 2012, the date the performance conditions were communicated to Mr. Dolan, multiplied by the number of shares that would be earned at the target level of achievement, which is the performance level that the Company estimated would be achieved as of that date. Because the performance conditions for these shares related to 2012 Company performance, the Company recorded stock-based compensation expense based upon the most probable outcome of the performance conditions during 2012 using a mark-to-market methodology of fair-valuing the outstanding performance-based share awards at each reporting period. On February 14, 2013, the Compensation Committee determined that 186,117 of Mr. Dolan's performance-based shares would vest on February 15, 2013, and subjected the remaining 613,883 performance-based shares to future performance and service conditions. For a further discussion of Mr. Dolan's performance-based share awards, please see "Compensation Components—Restricted Stock Awards" in this Proxy Statement.

(6) On August 7, 2012, Mr. Dolan elected to receive the non-equity incentive plan award granted to him on February 13, 2012 in the form of restricted shares of the Company's common stock, which shares were granted to Mr. Dolan on August 10, 2012. See note 5 above for additional details.

(7) Under the terms of his employment agreement, on September 15, 2011, Mr. Castonguay was granted 375,000 restricted shares of the Company's common stock, and on March 15, 2012, Mr. Castonguay was granted 72,917 restricted shares of the Company's common stock, all of which are subject to both performance- and time-vesting requirements. On August 3, 2012, the Compensation Committee established performance conditions for these awards; however, due to the level of discretion of the Compensation Committee in determining the final number of shares earned under the performance-based awards, the grant date criteria for accounting purposes were not met in 2012. Absent a grant date for accounting purposes, the amount reported for Mr. Castonguay in the table above was calculated using the closing price of the Company's common stock on August 3, 2012, the date the performance conditions were communicated to Mr. Castonguay, multiplied by the number of shares that would be earned at the target level of achievement, which is the performance level that the Company estimated would be achieved as of that date. Because the performance conditions for these shares related to 2012 Company performance, the Company recorded stock-based compensation expense based upon the most probable outcome of the performance conditions during 2012 using a mark-to-market methodology of fair-valuing the outstanding performance-based share awards at each reporting period. On February 14, 2013, the Compensation Committee determined that 111,979 of Mr. Castonguay's performance-based shares would vest on February 15, 2013, and subjected the remaining 447,917 performance-based shares to future performance and service conditions. For a further discussion of Mr. Castonguay's performance-based share awards, please see "Compensation Components—Restricted Stock Awards" in this Proxy Statement.

On February 14, 2013, the Compensation Committee determined that the performance goals with respect to the 2012 non-equity incentive plan awards for each of the Named Executive Officers were not satisfied at the specified threshold levels of performance and that no amounts had been earned under those awards. Nevertheless, because the executive team had made significant progress against the long-term strategic plan to overhaul the Company's business model from a shrinking media gateway business to a growing SBC business, the Compensation Committee approved the grant of restricted stock awards having a value equal to 100% of the target bonus of each Named Executive Officer and subject to time vesting. As a result, on February 15, 2013, Mr. Castonguay was granted 62,868 restricted shares of the Company's common stock, which had a total grant date fair value equal to 100% of Mr. Castonguay's target bonus, calculated by dividing Mr. Castonguay's 2012 target bonus amount by $2.72, the closing price of the Company's common stock on the date of grant. Subject to Mr. Castonguay's continued employment on the vesting dates, 50% of such shares will vest on August 15, 2013 and the remaining 50% will vest on February 15, 2014. The amount reported for Mr. Castonguay as "Bonus" for 2012 in the Summary Compensation Table above represents the grant date fair value of these shares.

(8) On March 16, 2012, Mr. Abbott was granted 125,000 shares of restricted stock of the Company. Of these shares, 93,750 vested on March 16, 2012; 15,625 shares vested on November 3, 2012; and 15,625 shares will vest on each May 3, 2013, November 3, 2013, May 3, 2014, November 3, 2014 and May 3, 2015.

On March 16, 2012, Mr. Abbott was granted 400,000 restricted shares of the Company's common stock, subject to both performance- and time-vesting criteria. On August 3, 2012, the Compensation Committee established performance conditions for these awards; however, due to the level of discretion of the Compensation Committee in determining the final number of shares earned under the performance-based awards, the grant date criteria for accounting purposes were not met in 2012. Absent a grant date for accounting purposes, the amount reported for Mr. Abbott in the table above was calculated using the closing price of the Company's common stock on August 29, 2012, the date the performance conditions were communicated to Mr. Abbott, multiplied by the number of shares that would be earned at the target level of achievement, which is the performance level that the Company estimated would be achieved as of that date. Because the performance conditions for these shares related to 2012 Company performance, the Company recorded stock-based compensation expense based upon the most probable outcome of the performance conditions during 2012 using a mark-to-market methodology of fair-valuing the outstanding performance-based share awards at each reporting period. On February 14, 2013, the Compensation Committee determined that 93,058 of Mr. Abbott's performance-based shares would vest on February 15, 2013, and subjected the remaining 306,942 performance-based shares to future performance and service conditions. For a further discussion of Mr. Abbott's performance-based share awards, please see "Compensation Components—Restricted Stock Awards" in this Proxy Statement.

On February 14, 2013, the Compensation Committee determined that the performance goals with respect to the 2012 non-equity incentive plan awards for each of the Named Executive Officers were not satisfied at the specified threshold levels of performance and that no amounts had been earned under those awards. Nevertheless, because the executive team had made significant progress against the long-term strategic plan to overhaul the Company's business model from a shrinking media gateway business to a growing SBC business, the Compensation Committee approved the grant of restricted stock awards having a value equal to 100% of the target bonus of each Named Executive Officer and subject to time vesting. As a result, on February 15, 2013, Mr. Abbott was granted 110,295 restricted shares of the Company's common stock, which had a total grant date fair value equal to 100% of Mr. Abbott's target bonus, calculated by dividing Mr. Abbott's 2012 target bonus amount by $2.72, the closing price of the Company's common stock on the date of grant. Subject to Mr. Abbott's continued employment on the vesting dates, 50% of such shares will vest on August 15, 2013 and the remaining 50% will vest on February 15, 2014. The amount reported for Mr. Abbott as "Bonus" for 2012 in the Summary Compensation Table above represents the grant date fair value of these shares.

(9) On October 15, 2011, Mr. Dillon was granted 100,000 restricted shares of the Company's common stock and on March 15, 2012, Mr. Dillon was granted 52,083 restricted shares of the Company's common stock, all of which are subject to both performance- and time-vesting requirements. In addition, in October 2008, the Compensation Committee approved a severance and retention program and agreement for Mr. Dillon. Under the terms of his Executive Severance and Arbitration Agreement, Mr. Dillon was entitled to a grant of 22,000 restricted shares of the Company's common stock, which would vest if certain performance conditions in fiscal 2012 were met. On August 3, 2012, the Compensation Committee established performance conditions for all three of these awards; however, due to the level of discretion of the Compensation Committee in determining the final number of shares earned under the performance-based awards, the grant date criteria for accounting purposes were not met in 2012. Absent a grant date for accounting purposes, the amount reported for Mr. Dillon in the table above was calculated using the closing price of the Company's common stock on August 29, 2012, the date the performance conditions were communicated to Mr. Dillon, multiplied by the number of shares that would be earned at the target level of achievement, which is the performance level that the Company estimated would be achieved as of that date. Because the performance conditions for these shares related to 2012 Company performance, the Company recorded stock-based compensation expense based upon the most probable outcome of the performance conditions during 2012 using a mark-to-market methodology of fair-valuing the outstanding performance-based share awards at each reporting period. On February 14, 2013, the Compensation Committee determined that 38,021 of Mr. Dillon's performance-based shares would vest on February 15, 2013, and subjected the remaining 136,083 performance-based shares to future performance and service conditions. For a further discussion of Mr. Dillon's performance-based share awards, please see "Compensation Components—Restricted Stock Awards" in this Proxy Statement.

On February 14, 2013, the Compensation Committee determined that the performance goals with respect to the 2012 non-equity incentive plan awards for each of the Named Executive Officers were not satisfied at the specified threshold levels of performance and that no amounts had been earned under those awards. Nevertheless, because the executive team had made significant progress against the long-term strategic plan to overhaul the Company's business model from a shrinking media gateway business to a growing SBC business, the Compensation Committee approved the grant of restricted stock awards having a value equal to 100% of the target bonus of each Named Executive Officer and subject to time vesting. As a result, on February 15, 2013, Mr. Dillon was granted 66,177 restricted shares of the Company's common stock, which had a total grant date fair value equal to Mr. Dillon's target bonus, calculated by dividing Mr. Dillon's 2012 target bonus amount by $2.72, the closing price of the Company's common stock on the date of grant. Subject to Mr. Dillon's continued employment on the vesting dates, 50% of such shares will vest on August 15, 2013 and the remaining 50% will vest on February 15, 2014. The amount reported for Mr. Dillon as "Bonus" for 2012 in the Summary Compensation Table above represents the grant date fair value of these shares.

(10) Under the terms of his employment agreement, on September 15, 2011, Mr. Scarfo was granted 112,500 restricted shares of the Company's common stock, and on March 15, 2012, Mr. Scarfo was granted 50,000 restricted shares of the Company's common stock, all of which are subject to both performance- and time-vesting requirements. On August 3, 2012, the Compensation Committee established performance conditions for these awards; however, due to the level of discretion of the Compensation Committee in determining the final number of shares earned under the performance-based awards, the grant date criteria for accounting purposes were not met in 2012. Absent a grant date for accounting purposes, the amount reported for Mr. Scarfo in the table above was calculated using the closing price of the Company's common stock on August 29, 2012, the date the performance conditions were communicated to Mr. Scarfo, multiplied by the number of shares that would be earned at the target level of achievement, which is the performance level that the Company estimated would be achieved as of that date. Because the performance conditions for these shares related to 2012 Company performance, the Company recorded stock-based compensation expense based upon the most probable outcome of the performance conditions during 2012 using a mark-to-market methodology of fair-valuing the outstanding performance-based share awards at each reporting period. On February 14, 2013, the Compensation Committee determined that 40,625 of Mr. Scarfo's performance-based shares would vest on February 15, 2013, and subjected the remaining 121,875 performance-based shares to future performance and service conditions. For a further discussion of Mr. Scarfo's performance-based share awards, please see "Compensation Components—Restricted Stock Awards" in this Proxy Statement.

On February 14, 2013, the Compensation Committee determined that the performance goals with respect to the 2012 non-equity incentive plan awards for each of the Named Executive Officers were not satisfied at the specified threshold levels of performance and that no amounts had been earned under those awards. Nevertheless, because the executive team had made significant progress against the long-term strategic plan to overhaul the Company's business model from a shrinking media gateway business to a growing SBC business, the Compensation Committee approved the grant of restricted stock awards having a value equal to 100% of the target bonus of each Named Executive Officer and subject to time vesting. As a result, on February 15, 2013, Mr. Scarfo was granted 58,824 restricted shares of the Company's common stock, which had a total grant date fair value equal to 100% of Mr. Scarfo's target bonus, calculated by dividing Mr. Scarfo's 2012 target bonus amount by $2.72, the closing price of the Company's common stock on the date of grant. Subject to Mr. Scarfo's continued employment on the vesting dates, 50% of such shares will vest on August 15, 2013 and the remaining 50% will vest on February 15, 2014. The amount reported for Mr. Scarfo as "Bonuses" for 2012 in the Summary Compensation Table above represents the grant date fair value of these shares.

### *Outstanding Equity Awards at Fiscal Year End*

The following table sets forth information concerning stock options and unvested stock awards held by the Named Executive Officers as of December 31, 2012:

## OUTSTANDING EQUITY AWARDS AT 2012 FISCAL YEAR-END

| Name | Option Awards | | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable(1) | Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock that Have Not Vested (#) | Market Value of Shares or Units of Stock That Have Not Vested ($)(2) | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(3) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2) |
| Raymond P. Dolan | 541,667 | 458,333 | | $3.38 | 10/12/2020 | 546,348 | $928,792 | 1,221,348(4) | $2,076,292 |
| | — | 625,000 | | $2.92 | 3/16/2022 | | | | |
| Maurice L. Castonguay | 166,667 | 333,333 | | $2.38 | 9/15/2021 | | | 447,917 | $ 761,459 |
| | — | 145,833 | | $2.89 | 3/15/2022 | | | | |
| Todd A. Abbott | 197,917 | 302,083 | | $2.81 | 5/16/2021 | 78,125 | $132,813 | 400,000 | $ 680,000 |
| | — | 300,000 | | $2.92 | 3/16/2022 | | | | |
| Matthew Dillon | 59,376 | — | | $4.47 | 6/16/2013 | | | 174,083 | $ 295,941 |
| | 90,624 | — | | $5.21 | 6/16/2013 | | | | |
| | 75,000 | — | | $5.19 | 8/27/2014 | | | | |
| | 100,000 | — | | $4.87 | 6/17/2015 | | | | |
| | 150,000 | — | | $4.91 | 9/9/2015 | | | | |
| | 100,000 | — | | $4.91 | 1/9/2016 | | | | |
| | 140,000 | — | | $5.64 | 8/15/2017 | | | | |
| | 78,125 | 46,875 | | $2.69 | 6/15/2020 | | | | |
| | 58,333 | 141,667 | | $2.28 | 10/17/2021 | | | | |
| | — | 104,167 | | $2.89 | 3/15/2022 | | | | |
| Anthony Scarfo | 46,875 | 103,125 | | $2.38 | 9/15/2021 | | | 162,500 | $ 276,250 |
| | — | 100,000 | | $2.89 | 3/15/2022 | | | | |
| | — | 250,000 | | $2.25 | 6/15/2022 | | | | |

(1) Of Mr. Dolan's 458,333 unvested stock options, 20,833 will vest on the 12th of each month through October 12, 2014. Of Mr. Dolan's 625,000 unvested stock options, 156,250 will vest on March 16, 2013 and 13,020 will vest on the 16th of each month, starting April 16, 2013, through March 16, 2016.

Of Mr. Castonguay's 333,333 unvested stock options, 10,416 will vest on the 26th of each month through August 26, 2015. Of Mr. Castonguay's 145,833 unvested stock options, 36,459 will vest on March 15, 2013 and 3,038 will vest on the 15th of each month, starting April 15, 2013, through March 15, 2016.

Of Mr. Abbott's 302,083 unvested stock options, 10,416 will vest on the 3rd of each month through May 3, 2015. Of Mr. Abbott's 300,000 unvested stock options, 75,000 will vest on March 16, 2013 and 6,250 will vest on the 16th of each month, starting April 16, 2013, through March 16, 2016.

Of Mr. Dillon's 46,875 unvested stock options, 2,604 will vest on the 15th of each month through June 15, 2014. Of Mr. Dillon's 141,667 unvested stock options, 4,166 will vest on the 17th of each month through October 17, 2015. Of Mr. Dillon's 104,167 unvested stock options, 26,042 will vest on March 15, 2013 and 2,170 will vest on the 15th of each month, starting April 15, 2013 through March 15, 2016.

Of Mr. Scarfo's 103,125 unvested stock options, 3,125 will vest on the 12th of each month through September 12, 2015. Of Mr. Scarfo's 100,000 unvested stock options, 25,000 will vest on March 15, 2013 and 2,083 will vest on the 15th of each month through March 15, 2016. Of Mr. Scarfo's 250,000 unvested stock options, 62,500 will vest on June 15, 2013 and 5,208 will on the 15th of each month, starting July 15, 2013, through June 15, 2016.

(2) In accordance with SEC rules, the market value of unvested shares of restricted stock is determined by multiplying the number of such shares by $1.70, the closing market price of our common stock on December 31, 2012.

(3) On August 3, 2012, the Compensation Committee established performance conditions for these performance-based share awards. The Compensation Committee vested as of February 15, 2013 the following number of shares for each Named Executive Officer:

| | |
|---|---|
| Raymond P. Dolan | 186,117 |
| Maurice L. Castonguay | 111,979 |
| Todd A. Abbott | 93,058 |
| Matthew Dillon | 38,021 |
| Anthony Scarfo | 40,625 |

The remaining shares that the Compensation Committee did not vest as of February 15, 2013 were made subject to further performance- and time-vesting criteria by the Compensation Committee. For further information regarding these performance-based share awards, please see "Compensation Components—Restricted Stock Awards" included in this Proxy Statement.

(4) This number includes 421,348 shares of restricted stock outstanding at December 31, 2012 relating to the award of restricted stock granted to Mr. Dolan in lieu of his 2012 non-equity incentive plan award. On February 14, 2013, the Compensation Committee determined that Mr. Dolan ultimately earned 280,899 of these restricted shares. Subject to Mr. Dolan's continued employment on the vesting dates, 50% of such shares will vest on August 15, 2013 and the remaining 50% will vest on February 15, 2014. The remaining 140,449 shares that were not deemed earned by Mr. Dolan were forfeited on February 14, 2013.

*Option Exercises and Stock Vested*

The following table summarizes for the Named Executive Officers in 2012: (i) the number of shares acquired upon exercise of stock options and the value realized; and (ii) the number of shares acquired upon the vesting of restricted stock and the value realized, before payout of any applicable withholding tax:

**2012 OPTION EXERCISES AND STOCK VESTED**

| | Stock Awards | |
|---|---|---|
| Name | Number of Shares Acquired on Vesting (#)(1) | Value Realized on Vesting ($)(2) |
| Raymond P. Dolan | 233,398 | $508,544 |
| Maurice L. Castonguay | — | — |
| Todd A. Abbott | 46,875 | $119,375 |
| Matthew Dillon | — | — |
| Anthony Scarfo | — | — |

(1) Of Mr. Dolan's 233,398 shares that vested and were released to him in 2012, none were returned to us to satisfy the tax withholding obligation associated with the vesting of the shares. Instead, Mr. Dolan elected to pay the tax withholding obligation himself.

Of Mr. Abbott's 46,875 shares that vested and were released to him in 2012, 14,881 shares were returned to us to satisfy the tax withholding obligation associated with the vesting of the shares.

(2) In accordance with SEC rules, the aggregate dollar amount realized upon vesting of shares of restricted stock was determined by multiplying the number of shares by the closing market price of our common stock on the date of vesting.

**EQUITY COMPENSATION PLAN INFORMATION**

The following table provides information as of December 31, 2012 with respect to the shares of our common stock that may be issued under our existing equity compensation plans:

| Plan Category | (A) Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights | (B) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights | (C) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column A) |
|---|---|---|---|
| Equity Compensation Plans Approved by Stockholders | 22,958,536(1) | $3.47(2) | 20,888,388(3) |
| Equity Compensation Plans Not Approved by Stockholders | 1,337,400(4) | $1.97(5) | 2,610,980(6) |
| Total | 24,295,936 | $3.46 | 23,499,368 |

(1) Consists of options to purchase common stock of the Company and 22,000 unvested shares of stock granted in the form of performance-based stock awards, which do not have voting or other rights of ownership, under the Company's 2007 Stock Incentive Plan, as amended (the "2007 Plan"). Excludes purchase rights accruing under the Company's Amended and Restated 2000 Employee Stock Purchase Plan (the "ESPP").

(2) Represents the weighted average exercise price for 22,936,536 options to purchase the Company's common stock under the 2007 Plan.

(3) Consists of shares available for future issuance under the 2007 Plan and the ESPP. As of December 31, 2012, 8,525,596 shares of common stock were available for issuance under the 2007 Plan and 12,362,792 shares of common stock were available for issuance under the ESPP. The ESPP incorporates an evergreen provision pursuant to which, on January 1 of each year, the aggregate number of shares reserved for issuance under the ESPP automatically increases by a number equal to the lesser of (i) 2% of the total number of shares of common stock outstanding on December 31 of the preceding year, or (ii) such number as our Board may determine. However, not more than an aggregate of 25,000,000 shares of common stock may be issued pursuant to the ESPP. In addition to being available for future issuance upon exercise of options that may be granted after December 31, 2012, the shares available under the 2007 Plan may also be issued in the form of restricted stock, restricted stock units, stock appreciation rights, performance-based share awards or other equity-based awards. However, shares granted under the 2007 Plan in the form of non-option awards reduce the remaining available pool of shares at a ratio of 1:1.5.

(4) In connection with the Company's August 24, 2012 acquisition of Network Equipment Technologies, Inc. ("NET"), the Company assumed NET's 2008 Equity Incentive Plan and renamed it the 2008 Stock Incentive Plan (the "2008 Plan"). The amount reported here consists of options to purchase common stock granted under the 2008 Plan following the Company's acquisition of NET and excludes the options to purchase common stock and restricted stock units that were outstanding as of the date of the acquisition of NET, which awards were assumed by the Company in connection with the acquisition. These excluded awards consist of options to purchase an aggregate of 842,462 shares of common stock, which had a weighted average exercise price of $1.11 at December 31, 2012, and 56,507 restricted stock units.

(5) Represents the weighted average exercise price for all options to purchase the Company's common stock granted under the 2008 Plan since August 24, 2012 (see note 4 above).

(6) Consists of shares available for future issuance under the 2008 Plan. The shares available under the 2008 Plan may be issued in the form of stock options, restricted stock, stock appreciation rights and performance-based share awards. However, awards granted under the 2008 Plan that are not stock options or stock appreciation rights reduce the remaining available pool of shares at a multiple of 1.25 times the number of shares subject to the awards.

Awards granted under the 2008 Plan may only be issued to former NET employees who subsequently became Sonus employees and new Sonus employees, directors, consultants and advisors hired subsequent to the NET acquisition date of August 24, 2012. Incentive stock options may only be granted to employees. The purpose of the 2008 Plan is to encourage ownership in key personnel whose long-term employment or other service relationship with us is considered essential to our continued progress and, thereby, encourage recipients to act in the stockholders' interest and share in our success.

The Board may terminate the 2008 Plan at any time, but the 2008 Plan does not have a set termination date. Any awards outstanding upon the termination of the 2008 Plan will continue to remain outstanding and exercisable in accordance with the terms and provisions of the instruments evidencing those grants. The Board may amend or modify the 2008 Plan, or any part thereof, at any time and for any reason, subject to the requirement that stockholder approval be obtained for any amendment to the 2008 Plan to the extent necessary to comply with applicable laws and that, unless approved by the stockholders of the Company, no amendment may be made that would reduce the minimum exercise price at which options may be granted or cancel outstanding options or stock appreciation rights in exchange for an award with an exercise price less than the exercise price of the original award. Generally, no amendment by the Board or stockholders may alter or impair any award previously granted under the 2008 Plan without the consent of the awardee.

The 2008 Plan is administered by our Board, by a committee appointed by our Board, and/or by other delegates approved by our board of directors consistent with applicable law (the "Plan Administrator"). Subject to the provisions of the 2008 Plan, the Plan Administrator has exclusive authority, with the ability to delegate such authority, to determine the eligible individuals who are to receive awards and the terms of the awards. The Plan Administrator has the authority to establish rules and regulations for proper plan administration.

*Stock Options:* Subject to applicable law, the Plan Administrator has the authority to determine whether each option is to be an incentive stock option under the federal tax laws, or a "non-statutory" stock option. The exercise price of any option granted under the 2008 Plan may not be less than fair market value of the common stock on the date of grant. The Plan Administrator cannot cancel outstanding options and grant replacement options at a lower exercise price for the same or a different number of shares of common stock without stockholder approval (except in connection with a change of capitalization). The option exercise price may be paid to the Company in cash, in shares of common stock valued at fair market value on the exercise date (subject to any conditions or limitations that may be established by the Plan Administrator), broker-assisted sales acceptable to the Plan Administrator, and any other form of consideration permitted by applicable law (which may include a "net exercise" program), or any combination thereof. Options may be exercisable immediately or may become exercisable in cumulative increments over a period of months or years as determined by the Plan Administrator. The maximum period during which any option may remain outstanding may not exceed seven years. Generally, if an optionee's service to the Company terminates other than by reason of death or disability, vested options will remain exercisable for a period of three months following the optionee's termination. If an optionee dies or becomes disabled while an employee or director of, or a consultant or independent contractor to, the Company, or dies within three months following termination, the optionee's vested options will be exercisable for one year following death or disability, or if earlier, the expiration of the term of the option. The Plan Administrator may, in its discretion, either extend the exercise period for any option, but not beyond the expiration date, or accelerate the vesting of the option. Incentive stock options are not assignable or transferable other than by will or by the laws of inheritance and, during the optionee's lifetime, the option may be exercised only by the optionee. Other options are generally not assignable or transferable other than by will or by the laws of inheritance, though the Plan Administrator may in its discretion permit transfers that are not for consideration.

*Stock Appreciation Rights:* The Plan Administrator may grant stock appreciation rights either alone, in addition to, or in tandem with other awards granted under the 2008 Plan. Stock appreciation rights become exercisable, in whole or in part, at such times as the Plan Administrator shall specify in the applicable stock award agreement. Upon exercise of a stock appreciation right, in whole or in part, the participant is generally entitled to a payment in an amount equal to the excess of the fair market value on the date of exercise over the fair market value on the grant date of the shares covered by the exercised portion of the stock appreciation right. The amount due to the participant upon exercise of a stock appreciation right may be paid in cash, shares or a combination thereof.

*Grants of Stock:* The Plan Administrator may grant restricted stock awards that, in the discretion of the Plan Administrator, may be vested immediately or may vest over a period of time, as specified in the restricted stock agreement. Whether or not the shares of restricted stock are vested when issued, the awardee will have all rights of a stockholder as of the date of issuance, which will entitle the awardee to voting rights and the right to receive dividends. Unless otherwise provided by the Plan Administrator, upon termination of employment, the unvested shares of restricted stock will be surrendered to the Company for cancellation to the extent not purchased or earned (with Company having the right to repurchase unvested shares that have been purchased or earned) and the awardee will thereafter cease to have any rights in those shares so surrendered or repurchased. In its discretion, the Plan Administrator may waive, in whole or in part, the Company's cancellation of unvested restricted stock held by an employee at termination.

*Adjustments Upon Changes in Capitalization:* In the event of any stock split, reverse stock split, stock dividend, combination or reclassification of our common stock or any other change to the capital structure of the Company (effected without receipt of consideration by the Company), the Plan Administrator will make proportionate adjustments to (1) the number of shares of common stock covered by each outstanding award, (2) the number of shares of common stock which have been authorized for issuance under the 2008 Plan but as to which no awards have yet been granted or which have been returned to the 2008 Plan upon cancellation, forfeiture or expiration of an award or repurchase of shares, (3) the price per share of common stock covered by each such outstanding award under the 2008 Plan, and (4) the Section 162(m) limits under the 2008 Plan.

*Corporate Transactions:* In the event of certain "Corporate Transactions" that constitute a "Change in Control" of Sonus (each as defined in the 2008 Plan), if outstanding options or stock awards are not assumed by the successor corporation or parent thereof or replaced by an equivalent option or stock award for the stock of the successor corporation, then, subject to any limitations imposed at the time of grant, the vesting of such awards will accelerate and become fully exercisable. In addition, the Plan Administrator has discretion, either in advance of or at the time of such a "Change in Control", to provide for the automatic acceleration of awards upon the occurrence of the Change in Control. Options held by an eligible officer will be automatically accelerated if the officer is terminated in conjunction with, or within one year after, the Change in Control.

*Hostile Takeovers:* Eligible executive officers are granted limited stock appreciation rights in connection with a Hostile Take-Over (as defined in the 2008 Plan). Upon the occurrence of a Hostile Take-Over, each option in effect for at least six months will automatically be canceled and the optionee will be entitled to a cash payment as determined under the 2008 Plan.

***Stock Option and Restricted Stock Grant Policy***

As described above, we have two stock incentive plans—the 2007 Plan and the 2008 Plan (together, the "Plans"). We assumed the 2008 Plan in connection with the acquisition of NET in August 2012. Pursuant to such acquisition, restricted stock units and in-the-money options issued under the 2008 Plan that were outstanding on August 24, 2012 were assumed by Sonus, together with the 2008 Plan. These awards continue to be subject to and governed by the 2008 Plan and have all the same terms and conditions, except that the number of shares subject to the award and the exercise price (in the case of options) were adjusted to reflect the equity award exchange ratio in the acquisition. Any awards issued under the 2008 Plan since the August 24, 2012 acquisition date will only be issued to employees of NET who subsequently become employees of Sonus or other persons who were not performing services for us at the time of the merger, such as new employee hires after August 24, 2012.

We have granted stock options under the Plans as a means of promoting the long-term success of our business because we believe that sharing ownership with our employees aligns their interests with our interests and the interests of our stockholders and encourages our employees to devote the best of their abilities and efforts to our company. Each stock option award specifies the exercise price that the employee must pay to purchase shares of common stock when the option is exercised. The exercise price per share is set at the closing market price of a share of our common stock on the date the option is granted. Employees receive value from their options only if the value of our shares has increased above their value on the date of grant of the options.

*New Hire Grants*

The Compensation Committee has delegated authority to our President and Chief Executive Officer to grant new hire options consistent with approved guidelines and restrictions governing the delegation. These guidelines are as follows:

- Such options are granted pursuant to the 2007 Plan;
- Such options are on the terms of our standard form of stock option agreement;
- The grant date is the 15th day of the month following the employee's start date and the exercise price of such options is equal to the closing price of our common stock on that grant date, or the next business day in the event that the 15th day falls on a day that the NASDAQ Stock Market is closed;
- The Chief Executive Officer is not authorized to grant (i) options (a) to himself or to any of our executive officers, or (b) to any new employee for more than 100,000 shares of our common stock, or (ii) restricted shares;
- The Chief Executive Officer is authorized to delegate his authority to our Chief Financial Officer and/or Vice President of Human Resources (or the most senior human resources executive); and
- The Chief Executive Officer maintains a list of the options granted pursuant to the delegated authority and reports to the Compensation Committee regarding the options granted.

The Compensation Committee reviews all new hire grants issued under the delegation of authority. The Compensation Committee also reviews and, if appropriate, approves the grants of restricted shares to new hires at a Compensation Committee meeting or by formal, written consent. The actions taken at the meetings are documented in meeting minutes subsequently approved by the Compensation Committee. The list of proposed individual grants is provided in advance of the Compensation Committee meeting and is included in the meeting minutes.

*Annual Equity Incentive Grants*

The Compensation Committee annually considers an equity incentive grant for certain of our key employees, including executives, in connection with its annual review of employee and executive compensation. At a Compensation Committee meeting, the Compensation Committee reviews a proposed plan for the granting of equity awards to executives and employees in connection with the annual equity incentive program. Typically, employee eligibility is based upon hire date with a required minimum of one year of service. Among the eligible employees, awards are allocated to employees based upon management's evaluation of employee performance and other business criteria.

The proposed plan for each year includes overall parameters of the plan and a pool of shares to be allocated under the plan. The Compensation Committee discusses the plan with management and then requests that management provide the Compensation Committee with a specific list of individual grants for employees consistent with the Compensation Committee's guidance. The Compensation Committee determines specific grants for executives. Management then prepares a list of individual grants for employees and executives and submits to the Compensation Committee the list of individual grants for employees and executives. The Compensation Committee reviews and, if appropriate, approves the list of individual grants at a Compensation Committee meeting or by written consent. The actions taken at the meetings are documented in meeting minutes subsequently approved by the Compensation Committee. The list of individual grants is attached to the meeting minutes.

The annual equity incentive grant date is generally March 15 of each year, or the next business day following March 15 if March 15 falls on a weekend or a holiday. In fiscal 2012, the Company granted, and expects to continue to grant, annual equity incentive awards on March 15th. The Compensation Committee retains the right to change the annual equity incentive grant date based on business events that might warrant using another date.

*Promotion and Achievement Grants*

From time to time, our management recommends to the Compensation Committee promotion or achievement grants to our employees or executives. The Compensation Committee must approve all promotion or achievement grants at Compensation Committee meetings. The actions taken at the meetings are documented in meeting minutes, including all stock option grants approved. Promotion and achievement grants typically have a grant date of the 15th day of the month following the Compensation Committee's approval of the grant, or the next business day if such 15th day of the month is a weekend or a holiday.

*Performance Stock Grants—Generally*

Under the Plans, the Compensation Committee has the authority to approve grants of performance-vested restricted shares, or performance shares, to our employees and executives (subject, in the case of the 2008 Plan, to the requirement that such employees or executives were employees of NET who become employees of Sonus after the acquisition or were otherwise not performing services for us at the time of the acquisition). The Compensation Committee, in its sole discretion, may establish the metrics and the vesting schedule underlying such shares. To date, the Compensation Committee has only granted performance shares to certain executive officers. Such shares that were awarded in connection with the Company's performance in fiscal 2012 were granted under the 2007 Plan and were subject to both performance- and time-vesting. For fiscal 2012, if the performance shares had become performance vested, the subsequent time-vesting schedule would have been the following: (a) 25% of the restricted shares vest on the date that the Company reports its financial results by which the performance metrics were determined and, subject to the executive's continued employment with the Company, an additional 25% of the restricted shares will vest on each of the second, third and fourth anniversaries of such executive's commencement date, or (b) one-third of the restricted shares vest on the date that the Company reports its financial results by which the performance metrics were determined and, subject to the executive's continued employment with the Company, an additional one-third of such shares would vest on the next two anniversaries of the employment commencement date of each applicable executive.

Any performance shares that do not vest are forfeited and the shares of common stock underlying the forfeited performance shares will again become available for the grant of awards pursuant to the terms of the respective Plans unless the Compensation Committee, in its sole discretion, elects to subject any unearned performance shares to further performance- and time-vesting conditions, as happened in February 2013 relative to the 2012 performance shares.

*General Vesting of Stock Options and Restricted Stock*

Under our Plans, provided that an employee continues his or her employment with us, on the applicable vesting date, options will generally vest and become exercisable as follows: (i) 25% of the shares vest on the first anniversary of the grant date or the employee's commencement date (as defined in the applicable notice of grant of stock options and option agreement) and the remaining 75% of the shares vest in equal increments of 2.0833% monthly thereafter through the fourth anniversary of such date; and (ii) generally for restricted stock grants: 25% of the shares vest on the first anniversary of the grant date or the employee's commencement date and the remaining 75% vest either in equal increments of 12.5% semi-annually through the fourth anniversary of such date or equal increments of 25% annually through the fourth anniversary of such date.

Option grants to non-employee directors have been granted under the 2007 Plan and have the same vesting schedule as specified above subject to continued service on our Board.

For more disclosure relating to equity awards made in 2012 or outstanding equity awards granted to the Named Executive Officers, please see pages 60 to 63.

*Termination*

Under the 2007 Plan, options typically expire on the tenth anniversary of the grant date (or the fifth anniversary of the grant date, if the optionee owns more than 10% of our common stock), provided that if an employee's employment relationship with us terminates, the option termination date is determined based upon the reason for employment termination as follows: (i) death or total and permanent disability of optionee (as defined in Section 22(e)(3) of the Internal Revenue Code of 1986, as amended)—180 days thereafter; or (ii) termination for any other reason—30 days thereafter under the 1997 Plan or 90 days thereafter under the 2007 Plan, unless otherwise extended.

Under the 2008 Plan, options typically expire on the seventh anniversary of the grant date (or the fifth anniversary of the grant date, if the optionee owns more than 10% of our common stock); provided that if an employee's employment relationship with us terminates, the option termination date is based upon the reason for employment termination as follows: (a) death or disability—12 months following the termination of employment (or such other period as specified in the applicable option agreement); termination for any other reason—3 months following the termination of employment.

Shares of restricted stock granted under the Plans generally vest through the fourth anniversary of the grant date or the employee's commencement date, as applicable. If an employee's employment relationship with us terminates for any reason prior to the fourth anniversary of such date, then effective upon the cessation of his or her employment, the employee will automatically forfeit, without any action required on the part of the employee, all the unvested shares that the employee received under the award without the payment of any consideration by the Company. The forfeited shares of restricted stock revert back to the Company.

We have entered into agreements with certain executives providing for extended terms for stock option grants under the Plans following the executive's termination, as described under "*Executive, Severance and Change of Control Benefits*" below.

*Acceleration*

Except as otherwise noted in an employment agreement, in the event of an acquisition of us, or an Acquisition as defined in the 2007 Plan or a Change in Control as defined in the 2008 Plan, our stock plan documents provide a pre-determined vesting schedule for such awards.

Except as otherwise noted in an employment agreement or as otherwise provided under the 2008 Plan with respect to awards granted under the 2008 Plan prior to our acquisition of NET, effective immediately prior to the occurrence of an Acquisition or Change in Control, the lesser of the number of then unvested shares subject to a stock option award or 25% of the total number of shares subject to that stock option award will become vested. In such event, the balance of the unvested shares subject to a stock option award will continue to vest pursuant to the vesting schedule set forth in the award. Additionally, the vesting schedule will be shortened by 12 months.

Except as otherwise noted in an employment agreement or as otherwise provided under the 2008 Plan with respect to awards granted under the 2008 Plan prior to our acquisition of NET, effective immediately prior to the occurrence of an Acquisition or Change in Control, an additional 25% of the number of shares covered by the restricted stock award will become vested and the remaining unvested shares subject to the restricted stock award will continue to vest pursuant to the vesting schedule set forth in the award. Additionally, the vesting schedule will be shortened by 12 months.

PROXY STATEMENT

Under our standard restricted stock agreement executed pursuant to a 2009 stock option exchange tender offer, under which eligible employees were offered the opportunity to surrender significantly "underwater" stock options in exchange for a lesser number of shares of restricted stock granted under the 2007 Plan, effective immediately prior to the occurrence of an Acquisition, an additional 33⅓% of the number of shares covered by such restricted stock award will become vested and the remaining unvested shares subject to the restricted stock award will continue to vest pursuant to the vesting schedule set forth in the award. Additionally, the vesting schedule will be shortened by 12 months.

We have entered into agreements with certain executives providing for acceleration of the vesting of stock options and restricted stock upon a change of control as described under "*Executive, Severance and Change of Control Benefits*" below.

***Executive, Severance and Change of Control Benefits***

To attract and retain key executive officers, the Company has entered into executive agreements that include severance and change of control benefits. In the event, or threat, of a change of control transaction, these agreements reduce uncertainty and provide compensation for the significant levels of executive engagement and support required during an ownership transition that results in the termination of their employment. The severance agreements described in the "*Compensation Discussion and Analysis*" section generally provide that, upon termination of the executive officer's employment without cause, the executive officer is entitled to severance payments and continued health plan premium payments. The severance agreements for each of our Named Executive Officers were amended on February 15, 2013 to make more uniform the change of control provisions for the Company's executive team. The receipt of the severance benefits discussed below is contingent upon the execution of a release of all claims of any kind or nature in favor of the Company. The severance agreements, as amended, contain the following provisions:

<table>
<tr><th></th><th>Mr. Dolan</th><th>Mr. Castonguay</th><th>Mr. Abbott</th><th>Mr. Scarfo</th><th>Mr. Dillon</th></tr>
<tr><th colspan="6">Basic Severance Benefit</th></tr>
<tr><td>Severance Payment (Multiple of Base Salary and Target Bonus)</td><td>1.5x</td><td colspan="4">1.0x</td></tr>
<tr><td>Accelerated Vesting of Equity</td><td>24 months for restricted stock and options(1)</td><td colspan="3">12 months for restricted stock and options(2)</td><td>100% for restricted stock and 12 months for options</td></tr>
<tr><td>Health Benefit Continuation</td><td>18 months</td><td colspan="4">12 months</td></tr>
<tr><th colspan="6">Change of Control(3) Benefit</th></tr>
<tr><td>Accelerated Vesting of Equity</td><td colspan="4">50% of unvested options and 50% of unvested restricted stock(4)</td><td>100% of unvested options and unvested restricted stock</td></tr>
<tr><th colspan="6">Severance Following Change of Control(3) Benefit</th></tr>
<tr><td>Severance Payment (Multiple of Base Salary and Target Bonus)</td><td>2.0x</td><td colspan="4">1.5x</td></tr>
<tr><td>Accelerated Vesting of Equity</td><td colspan="5">100% for options and restricted stock(5)</td></tr>
<tr><td>Health Benefit Continuation</td><td colspan="5">18 months</td></tr>
<tr><th colspan="6">Other Agreement Provisions</th></tr>
<tr><td>Non-Compete(6)</td><td colspan="5">1 year</td></tr>
<tr><td>Non-Solicitation(7)</td><td colspan="5">1 year</td></tr>
<tr><td>Non-Disclosure(8)</td><td colspan="5">Indefinitely</td></tr>
</table>

(1) If a termination occurs during a performance period for a performance-based share award held by Mr. Dolan, the performance criteria for such award would be deemed achieved at the target level of performance, and of the resulting performance shares that could then vest, 25% would vest immediately and the remainder would have 24 months' accelerated vesting.

(2) If a termination occurs during a performance period for a performance-based share award held by Mr. Castonguay, Mr. Abbott, or Mr. Scarfo, the performance criteria for such award would be deemed achieved at the target performance level, and of the resulting performance shares that could then vest, 25% would vest immediately and the remainder would have 12 months' accelerated vesting.

(3) "Change in Control" or "Acquisition," as used in the employment agreements signed by the Named Executive Officers, means, in summary: (i) an acquisition of 50 percent or more of either the then-outstanding shares of common stock or the combined voting power of the then-outstanding voting securities excluding certain specified acquisitions; (ii) a change in the composition of the Board such that the individuals who constitute the Board at that point in time cease to constitute a majority of the Board; (iii) consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company or the acquisition of shares

or assets of another Company excluding certain specified transactions; or (iv) the approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.

(4) If a "Change in Control" or "Acquisition," as used in the employment agreements signed by the Named Executive Officers, occurs during a performance period for a performance-based share award held by Mr. Dolan, Mr. Castonguay, Mr. Abbott, or Mr. Scarfo, the performance criteria for such award would be deemed achieved at the target performance level, and of the resulting performance shares that could then vest, 50% of such shares would vest immediately with the remaining shares vesting in equal increments on the first, second and third anniversaries of the date of the Change in Control or Acquisition.

(5) If termination occurs during a performance period for a performance-based share award held by Mr. Dolan, Mr. Castonguay, Mr. Abbott, or Mr. Scarfo, the performance criteria for such award would be deemed achieved at the target performance level and all of the resulting performance shares would vest immediately.

(6) To the extent not provided in a Noncompetition and Confidentiality Agreement previously entered into by the applicable Named Executive Officer with us, each of the employment agreements signed by the Named Executive Officers contains a provision that restricts the executive from performing any acts that advance the interests of any existing or prospective competitors of the Company during the period specified in the agreement.

(7) To the extent not provided in a Noncompetition and Confidentiality Agreement previously entered into by the applicable Named Executive Officer with us, each of the employment agreements signed by the Named Executive Officers contains a provision that restricts the executive from soliciting employees to terminate their relationship with the Company.

(8) To the extent not provided in a Noncompetition and Confidentiality Agreement previously entered into by the applicable Named Executive Officer with us, each of the employment agreements signed by the Named Executive Officers contains a provision that restricts the executive from disclosing confidential information as defined in the agreement.

Additionally, in 2008, the Compensation Committee approved a severance and retention program and agreement for certain executive officers, including our Senior Vice President of Global Services and Systems Management. The Compensation Committee considered the value of services provided by such officers and their unique capabilities. The Compensation Committee engaged an executive compensation consultant, the Wilson Group, and the Compensation Committee developed a compensation package and terms for such officers. The Compensation Committee concluded it was in our best interests to provide a retention package with incentives based on performance and appreciation of stock value. Matthew Dillon, our Senior Vice President of Global Services and Systems Management, entered into an Executive Severance and Arbitration Agreement with us in October 2008.

The severance program and agreement provide for post-termination benefits in the event Mr. Dillon's employment is terminated by us without Cause (as defined in his agreement) or is terminated by Mr. Dillon for Good Reason (as defined in his agreement). The post-termination benefits include: (1) a lump sum payment equal to Mr. Dillon's annual base salary and target bonus; (2) continuation of payment of our share of benefits for 12 months; (3) payment of unreimbursed expenses and any accrued but unused vacation pay; (4) 12-months forward vesting of unvested options; and (5) complete vesting of unvested restricted stock. Pursuant to the program and agreement, we granted Mr. Dillon certain restricted shares of our common stock, or Restricted Stock, under the 2007 Plan, subject to the terms of the 2007 Plan and our restricted stock agreement, which Restricted Stock vested 25% on September 15, 2009, 25% on September 15, 2010 and 50% on September 15, 2011, subject to continued employment by Mr. Dillon. Mr. Dillon was also eligible to receive additional Restricted Stock, or Performance Stock, upon the achievement of certain performance metrics for the 2010, 2011 and 2012 fiscal years, as determined by the Compensation Committee. If the performance metrics had been achieved, Mr. Dillon would have been granted one-third of such Performance Stock, and such Performance Stock would have been fully vested on the date of grant.

The Compensation Committee determined that the Company met certain performance metrics in 2010, and on March 15, 2011, Mr. Dillon received 22,000 shares of Performance Stock. For 2011, however, the performance conditions were not satisfied by the end of the 2011 performance period and as a result, 22,000 shares of the Performance Stock were forfeited by Mr. Dillon as of February 21, 2012, the date the Company issued a press release reporting its financial results for the quarter and year ended December 31, 2011. For 2012, the performance metrics were not met as they were tied to the Company's corporate metrics, and no Performance Stock was issued to Mr. Dillon for the fiscal 2012 year. However, due to the significant progress the executive team made against the long-term strategic plan to overhaul the Company's business model, the Compensation Committee determined that the remaining 22,000 shares of Performance Stock that were eligible to granted to Mr. Dillon for the 2012 fiscal year pursuant to the terms of this 2008 severance and retention program and agreement would be subject to additional performance- and time-vesting criteria. If such performance and time-vesting criteria are satisfied, then Mr. Dillon will be issued the 22,000 shares of Performance Stock and such Performance Stock will vest in full on the date the achievement of such metrics is determined. In the event of a change in control (as defined in their respective agreements), 100% of all Restricted Stock granted to an Executive would accelerate and become fully vested and any and all restrictions on such Restricted Stock would be terminated.

The number of shares granted, or eligible for granting, as applicable, to Mr. Dillon under the severance and retention program is set forth as follows:

| Name | Current Title | Restricted Stock | Performance Stock |
|---|---|---|---|
| Matthew Dillon ....... | Senior Vice President, Global Services and Systems Management | 133,000 | 66,000 |

## POTENTIAL PAYMENTS UPON TERMINATION OR UPON CHANGE IN CONTROL

The table below shows potential payments to the Named Executive Officers with severance or change in control arrangements upon termination or upon a change in control of our Company. The amounts shown assume that termination and/or change in control was effective as of December 31, 2012, the last day of our fiscal year, and are estimates of the amounts that would have been paid to or realized by the Named Executives Officers upon such a termination or change in control. The severance agreements for each of our Named Executive Officers were amended on February 15, 2013 to make more uniform the change of control provisions, which had the effect of increasing the benefits payable, for the Company's executive team. The amounts in the table below are as of December 31, 2012 and reflect the arrangements resulting from the February 15, 2013 amendments. The actual amounts to be paid or realized can only be determined at the time of a Named Executive Officer's termination or following a change in control.

| | Termination without Cause or for Good Reason(1) | Change in Control(2) | Termination without Cause or for Good Reason following Change in Control |
|---|---|---|---|
| Raymond P. Dolan | | | |
| Cash Severance(3) | $1,500,000 | $ — | $2,000,000 |
| Stock Options(4) | — | — | — |
| Stock Awards(5) | 1,900,097 | 1,025,014 | 1,900,097 |
| Health Benefits | 23,000 | — | 23,000 |
| | $3,423,097 | $1,025,014 | $3,923,097 |
| Maurice L. Castonguay | | | |
| Cash Severance(3) | $ 456,000 | $ — | $ 684,000 |
| Stock Options(4) | — | — | — |
| Stock Awards(6) | 523,503 | 380,729 | 523,503 |
| Health Benefits | 10,949 | — | 16,424 |
| | $ 990,452 | $ 380,729 | $1,223,927 |
| Todd A. Abbott | | | |
| Cash Severance(3) | $ 700,000 | $ — | $1,050,000 |
| Stock Options(4) | — | — | — |
| Stock Awards(7) | 452,742 | 406,406 | 532,430 |
| Health Benefits | 15,288 | — | 22,932 |
| | $1,168,030 | $ 406,406 | $1,605,362 |
| Matthew Dillon | | | |
| Cash Severance(3) | $ 480,000 | $ — | $ 720,000 |
| Stock Options(4) | — | — | — |
| Stock Awards(8) | 177,749 | 129,271 | 177,749 |
| Health Benefits | 15,333 | — | 23,000 |
| | $ 673,082 | $ 129,271 | $ 920,749 |
| Anthony Scarfo | | | |
| Cash Severance(3) | $ 480,000 | $ — | $ 720,000 |
| Stock Options(4) | — | — | — |
| Stock Awards(9) | 189,922 | 138,125 | 189,922 |
| Health Benefits | 15,333 | — | 23,000 |
| | $ 685,255 | $ 138,125 | $ 932,922 |

(1) Assumes employment termination without a change in control. "Change in Control" or "Acquisition," as used in each of the employment agreements or executive severance and arbitration agreement, as applicable, signed by the Named Executive Officers, means, in summary: (i) an acquisition of 50 percent or more of either the then-outstanding shares of common stock or the combined voting power of the then-outstanding voting securities excluding certain specified acquisitions; (ii) a change in the composition of the Board such that the individuals who constitute the Board at that point in time cease to constitute a majority of the Board; (iii) consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company or the acquisition of shares or assets of another Company excluding certain specified transactions; or (iv) the approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.

(2) If the Company is acquired, 50% of all unvested stock options and 50% of unvested shares of restricted stock will vest immediately and the rest of the unvested stock options and shares of restricted stock will vest according to their terms, except that in the case of Mr. Dillon all of his outstanding stock options and restricted stock would vest in full.

(3) Pursuant to Mr. Dolan's agreement, as amended, Mr. Dolan would be entitled to lump sum cash severance payments equal to 1.5 times his then-current base salary payable at the time of termination (or 2.0 times his then-current base salary if his termination follows an acquisition) and 1.5 times his then-target bonus payable at the time of termination (or 2.0 times his then-target bonus if a termination follows an acquisition).

 Pursuant to the terms of their respective agreements, as amended, Mr. Castonguay, Mr. Abbott, Mr. Scarfo would be entitled to cash severance payments equal to their then-current base salary, less applicable state and federal withholdings, paid by the Company in accordance with the Company's usual payroll practices, for a period of twelve months following the termination date (or if a termination follows an acquisition, for a period of 18 months following the date of termination). The Company would pay Mr. Castonguay, Mr. Abbott, Mr. Scarfo their then-current annual target bonus at 100% of target, less applicable state and federal withholdings, in a lump sum (or their respective then-current annual target bonus at 150% of target if a termination follows an acquisition).

 Pursuant to Mr. Dillon's agreement, as amended, Mr. Dillon would be entitled to lump sum cash payments equal to 1.0 times his then-current base salary (or 1.5 times his then-current base salary if his termination follows an acquisition) and 1.0 times his then-current target bonus (or 1.5 times his then-current target bonus if his termination follows an acquisition).

 Each of Messieurs Dolan, Castonguay, Abbott, Dillon and Scarfo must sign a release of all claims of any kind or nature in favor of the Company before receipt of any such severance payments.

(4) All of the stock options held by each of our Named Executive Officers were out of the money on December 31, 2012. Accordingly, there would be no gain realized at December 31, 2012 related to the accelerated vesting of their stock options.

(5) Under Mr. Dolan's agreement, as amended, in the event of his termination without Cause or for Good Reason, the vesting of his restricted stock would be accelerated by 24 months, except that if such termination occurs in connection with a change of control the vesting of his restricted stock would be fully accelerated. If such termination occurs during a performance period for a performance-based share award held by Mr. Dolan, the performance criteria for such award would be deemed achieved at the target level of performance, and of the resulting performance shares that could then vest, 25% would vest immediately and the remainder would have 24 months' accelerated vesting.

(6) Under Mr. Castonguay's agreement, as amended, in the event of his termination without Cause or for Good Reason, the vesting of his restricted stock would be accelerated by 12 months, except that if such termination occurs in connection with a change of control the vesting of his restricted stock would be fully accelerated. If such termination occurs during a performance period for a performance-based share award held by Mr. Castonguay, the performance criteria for such award would be deemed achieved at the target performance level, and of the resulting performance shares that could then vest, 25% would vest immediately and the remainder would have 12 months' accelerated vesting.

(7) Under Mr. Abbott's agreement, as amended, in the event of his termination without Cause or for Good Reason, the vesting of his restricted stock would be accelerated by 12 months, except that if such termination occurs in connection with a change of control the vesting of his restricted stock would be fully accelerated. If such termination occurs during a performance period for a

performance-based share award held by Mr. Abbott, the performance criteria for such award would be deemed achieved at the target performance level, and of the resulting performance shares that could then vest, 25% would vest immediately and the remainder would have 12 months' accelerated vesting.

(8) Under Mr. Dillon's agreement, as amended, in the event his termination without Cause or for Good Reason, whether or not related to a change of control, 100% of the restricted shares to which he is entitled would vest immediately.

(9) Under Mr. Scarfo's agreement, as amended, in the event of his termination without Cause or for Good Reason, the vesting of his restricted stock would be accelerated by 12 months, except that if such termination occurs in connection with a change of control the vesting of his restricted stock would be fully accelerated. If such termination occurs during a performance period for a performance-based share award held by Mr. Scarfo, the performance criteria for such award would be deemed achieved at the target performance level, and of the resulting performance shares that could then vest, 25% would vest immediately and the remainder would have 12 months' accelerated vesting.

## DIRECTOR COMPENSATION

Our President and Chief Executive Officer, the one member of our Board who is an employee and officer of Sonus, receives no compensation for his service as a director. Effective January 1, 2012, non-employee directors of our Board receive cash compensation as follows:

| Description of Board and Committee Service | Board Member Annual Fee |
|---|---|
| Board Membership | $30,000 |
| Audit Committee Membership(1) | $10,000 |
| Compensation Committee Membership(1) | $ 7,500 |
| Nominating and Corporate Governance Committee Membership(1) | $ 5,000 |
| Corporate Development and Investment Committee Membership(1) | $ 5,000 |
| Non-Executive Chairman of the Board(2) | $20,000 |
| Audit Committee Chair(3) | $20,000 |
| Compensation Committee Chair(3) | $15,000 |
| Nominating and Corporate Governance Committee Chair(3) | $10,000 |

(1) Compensation for service as a committee member is in addition to compensation paid for the Board's membership.

(2) Compensation for service as the Non-Executive Chairman is in addition to compensation paid for the Board's membership.

(3) Compensation for service as a Committee Chair includes compensation for such committee's membership.

Directors also are eligible to be reimbursed for reasonable out-of pocket expenses incurred in connection with attendance at our Board or committee meetings.

For 2012, non-employee directors of the Board were entitled to equity compensation as follows:

| Type of Grant | Number of Shares of Common Stock Underlying Options | Cash Value of Shares of Common Stock Underlying Options(1) | Cash Value of Shares of Restricted Stock(1) |
|---|---|---|---|
| Initial Grant | 50,000(2) | — | — |
| Annual Grant | | $40,000(2) | $40,000(3) |

(1) The number of options to purchase common stock granted to each non-employee director was calculated by dividing $40,000 by the grant date fair value of an option to purchase one share of common stock. In fiscal 2012, each non-employee director was granted 33,204 options to purchase shares of our common stock using this methodology. The number of shares of restricted stock granted to each non-employee director was calculated by dividing $40,000 by the closing price of our common stock on the date of grant. In fiscal 2012, each non-employee director was granted 17,778 restricted shares of our common stock using this methodology.

(2) Option grants are subject to four-year vesting under the Company's 2007 Stock Incentive Plan, as amended.

(3) Annual grants of restricted stock will vest on the earlier of (i) immediately prior to the Company's annual meeting of stockholders for the following calendar year or (ii) one year from the date of grant.

The following table contains information on compensation earned by each non-employee member of our Board during 2012:

**2012 Director Compensation**

| | Fees Earned or Paid in Cash ($) | Stock Awards ($)(1) | Option Awards ($)(2) | Total ($) |
|---|---|---|---|---|
| James K. Brewington | $40,000 | $40,000 | $40,000 | $120,000 |
| John P. Cunningham | $45,000 | $40,000 | $40,000 | $125,000 |
| Beatriz V. Infante | $42,500 | $40,000 | $40,000 | $122,500 |
| Howard E. Janzen | $65,000 | $40,000 | $40,000 | $145,000 |
| John A. Schofield | $55,000 | $40,000 | $40,000 | $135,000 |
| Scott E. Schubert | $55,000 | $40,000 | $40,000 | $135,000 |
| H. Brian Thompson | $47,500 | $40,000 | $40,000 | $127,500 |

(1) The amounts in this column do not reflect compensation actually received by the director. Instead the amounts reflect the grant date fair value of 2011 awards of restricted stock, as calculated in accordance with ASC 718. The grant date fair values of restricted stock awards granted to our directors are equal to the closing price of our common stock on the date of grant.

(2) The amounts in this column do not reflect compensation actually received by the director. Instead, the amounts reflect the grant date fair value of 2012 awards, as calculated in accordance with ASC 718. The grant date fair values of options to purchase common stock granted to our non-employee directors in 2012 were estimated using the Black-Scholes valuation model with the following assumptions:

| | |
|---|---|
| Risk-free interest rate | 0.71% |
| Expected dividends | — |
| Weighted average volatility | 67.8% |
| Expected life (years) | 4.5 |

For further discussion regarding the assumptions used in calculating the amounts in this column, please see Note 15 to our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2012.

At December 31, 2012, our non-employee directors held the following aggregate number of outstanding stock options: Mr. Brewington, 123,204; Mr. Cunningham, 183,204; Ms. Infante, 123,204; Mr. Janzen, 163,204; Mr. Schofield, 110,704; Mr. Schubert, 123,204; and Mr. Thompson, 198,204 (other than 37,500 options held by Mr. Schofield, all of the options have exercise prices above $1.70, the closing price of our common stock on December 31, 2012). At December 31, 2012, each of our non-employee directors held 17,778 unvested restricted shares of our common stock.

## TRANSACTIONS WITH RELATED PERSONS

Our Board has adopted a written related party transaction policy, which sets forth our policies and procedures for the review, approval or ratification of any transaction required to be reported in our filings with the SEC. Our policy with regard to related party transactions is that all related party transactions are to be reviewed by our general counsel, who, in consultation with our Chief Executive Officer, will determine whether the contemplated transaction or arrangement requires the approval or ratification of the Audit Committee, the Compensation Committee (in the case of compensation of executive officers), both or neither.

Other than the compensation arrangements described elsewhere in this Proxy Statement, since January 1, 2012, there has not been, and there is not currently proposed, any transaction or series of similar transactions (i) to which we were or will be a participant, (ii) in which the amount involved exceeded or will exceed $120,000 (or, where the amount is less than $120,000, that was not entered into in the ordinary course of business on an arms-length basis), and (iii) in which any director, executive officer or a holder of five percent or more of any class of our capital stock or any member of their immediate family had or will have a direct or indirect material interest.

## SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers, directors and persons who beneficially own more than 10% of our common stock to file reports of initial ownership and subsequent changes in that ownership with the SEC. Based solely on a review of the copies of reports furnished to us and the written representations of our directors and executive officers, we believe that during the year ended December 31, 2012, our directors, executive officers and greater than 10% stockholders complied with all Section 16(a) filing requirements.

## STOCKHOLDER PROPOSALS FOR INCLUSION IN 2014 PROXY STATEMENT

To be considered for inclusion in the proxy statement relating to our annual meeting of stockholders to be held in 2014, stockholder proposals must be received at our principal executive offices no later than January 3, 2014, which is not less than 120 calendar days before the date of our proxy statement released to our stockholders in connection with the prior year's annual meeting of stockholders, and must otherwise comply with the rules promulgated by the SEC. If the date of next year's annual meeting is changed by more than 30 days from the anniversary date of this year's annual meeting on June 12, 2013, then the deadline is a reasonable time before we begin to print and mail proxy materials.

## STOCKHOLDER PROPOSALS FOR PRESENTATION AT 2014 ANNUAL MEETING

According to our by-laws, we must receive other proposals of stockholders (including director nominations) intended to be presented at the 2014 annual meeting of stockholders but not included in the proxy statement by the close of business on February 12, 2014, but not before March 14, 2014, which is not later than the ninetieth ($90^{th}$) day nor earlier than the one hundred twentieth ($120^{th}$) day prior to the first anniversary of the date of the 2013 annual meeting of stockholders. Such proposals must be delivered to the Secretary of the Company at our principal executive office. However, in the event the 2014 annual meeting of stockholders is scheduled to be held on a date before May 13, 2014, or after August 21, 2014, which are dates 30 days before or 70 days after the first anniversary of our 2013 annual meeting of stockholders, then your notice must be received by us at our principal executive office not earlier than the close of business on the $120^{th}$ day prior to such annual meeting and not later than the close of business on the later of the $90^{th}$ day before the scheduled date of such annual meeting or the $10^{th}$ day after the day on which we first make a public announcement of the date of such annual meeting. Any proposals that are not made in accordance with the above standards may not be presented at the 2014 annual meeting of stockholders.

## STOCKHOLDERS SHARING THE SAME ADDRESS

We have adopted a procedure called "householding." Under this procedure, we are delivering only one copy of the annual report and Proxy Statement to multiple stockholders who share the same address and have the same last name, unless we have received contrary instructions from an affected stockholder. Stockholders who participate in householding will continue to receive separate proxy cards.

We will deliver promptly upon written or oral request a separate copy of the annual report and the Proxy Statement to any stockholder at a shared address to which a single copy of either of those documents was delivered. To receive a separate copy of the annual report or Proxy Statement, please submit your request to Broadridge Financial Solutions by calling 1-800-579-1639 or by following the instructions on your notice of Internet availability of proxy materials to request delivery of paper copies through the Internet or by e-mail, or in writing addressed to Sonus Networks, Inc., 4 Technology Park Drive, Westford, MA 01886 Attn: Investor Relations.

If you are a holder of record and would like to revoke your householding consent and receive a separate copy of the annual report or Proxy Statement in the future, please contact Broadridge Householding Department, 51 Mercedes Way, Edgewood, NY 11717, tel. 800-542-1061. You will be removed from the householding program within 30 days of receipt of the revocation of your consent.

Any stockholders of record who share the same address and currently receive multiple copies of our annual report and Proxy Statement who wish to receive only one copy of these materials per household in the future please contact Broadridge Householding Department at the contact information listed above to participate in the householding program.

A number of brokerage firms have instituted householding. If you hold your shares in "street name," please contact your bank, broker or other holder of record to request information about householding.

## FORM 10-K

Our Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on March 6, 2013, is being delivered to stockholders in connection with this proxy solicitation. With the payment of an appropriate processing fee, we will provide copies of the exhibits to our Annual Report on Form 10-K. Please address all such requests to the Investor Relations department at our principal executive offices at 4 Technology Park Drive, Westford, MA 01886.

PROXY STATEMENT

## OTHER MATTERS

Our Board knows of no other matters to be submitted at the meeting and the deadline under our by-laws for submission of matters by stockholders has passed. If any other matters properly come before the meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as our Board may recommend.

We will pay the costs of soliciting proxies from stockholders. We have not engaged any third party as our proxy solicitor to help us solicit proxies from brokers, bank and other nominees. In addition to soliciting proxies by mail, telephone and via the Internet, our directors, executive officers and regular employees may solicit proxies, either personally or by other electronic means, on our behalf, without additional compensation, other than the time expended and communications charges in making such solicitations. We will also request brokerage houses, custodians, nominees and fiduciaries to forward copies of the proxy material to those persons for whom they hold shares and request instructions for voting the proxies. We will reimburse such brokerage houses and other persons for their reasonable expenses in connection with this distribution.

By Order of the Board of Directors,



Maurice L. Castonguay
Senior Vice President and Chief Financial Officer

Westford, Massachusetts
April 25, 2013

(This page has been left blank intentionally.)

# SONUS NETWORKS, INC.

## 2007 STOCK INCENTIVE PLAN, AS AMENDED

1. *Purpose.*

The purpose of this 2007 Stock Incentive Plan (the "Plan") of Sonus Networks, Inc., a Delaware corporation (the "Company"), is to advance the interests of the Company's stockholders by enhancing the Company's ability to attract, retain and motivate persons who are expected to make important contributions to the Company and by providing such persons with equity ownership opportunities and performance-based incentives that are intended to align their interests with those of the Company's stockholders. Except where the context otherwise requires, the term "Company" shall include any of the Company's present or future parent or subsidiary corporations as defined in Sections 424(e) or (f) of the Internal Revenue Code of 1986, as amended, and any regulations promulgated thereunder (the "Code") and any other business venture (including, without limitation, joint venture or limited liability company) in which the Company has a controlling interest, as determined by the Board of Directors of the Company (the "Board").

2. *Eligibility.*

All of the Company's employees, officers, directors, consultants and advisors are eligible to receive options, stock appreciation rights ("SARs"), restricted stock, restricted stock units and other stock-based awards (each, an "Award") under the Plan. Each person who receives an Award under the Plan is deemed a "Participant".

3. *Administration and Delegation.*

(a) *Administration by Board of Directors.* The Plan will be administered by the Board. The Board shall have authority to grant Awards and to adopt, amend and repeal such administrative rules, guidelines and practices relating to the Plan as it shall deem advisable. The Board may construe and interpret the terms of the Plan and any Award agreements entered into under the Plan. The Board may correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award in the manner and to the extent it shall deem expedient to carry the Plan into effect and it shall be the sole and final judge of such expediency. All decisions by the Board shall be made in the Board's sole discretion and shall be final and binding on all persons having or claiming any interest in the Plan or in any Award. No director or person acting pursuant to the authority delegated by the Board shall be liable for any action or determination relating to or under the Plan made in good faith.

(b) *Appointment of Committees.* To the extent permitted by applicable law, the Board may delegate any or all of its powers under the Plan to one or more committees or subcommittees of the Board (a "Committee"). All references in the Plan to the "Board" shall mean the Board or a Committee of the Board or the officers referred to in Section 3(c) to the extent that the Board's powers or authority under the Plan have been delegated to such Committee or officers.

(c) *Delegation to Officers.* To the extent permitted by applicable law, the Board may delegate to one or more officers of the Company the power to grant Awards (subject to any limitations under the Plan) to employees or officers of the Company or any of its present or future subsidiary corporations and to exercise such other powers under the Plan as the Board may determine, provided that the Board shall fix the terms of the Awards to be granted by such officers (including the exercise price of such Awards, which may include a formula by which the exercise price will be determined) and the maximum number of shares subject to Awards that the officers may grant; provided further, however, that no officer shall be authorized to grant Awards to any "executive officer" of the Company (as defined by Rule 3b-7 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) or to any "officer" of the Company (as defined by Rule 16a-1 under the Exchange Act).

4. *Stock Available for Awards.*

(a) *Number of Shares.* Subject to adjustment under Section 9, the aggregate number of shares of common stock, $0.001 par value per share, of the Company (the "Common Stock") reserved for Awards under the Plan is 55,902,701~~34,902,701~~. Shares issued under the Plan may consist in whole or in part of authorized but unissued shares or treasury shares.

(b) *Share Count.* Shares issued pursuant to Awards of Restricted Stock or Restricted Stock Units or Other Stock Unit Awards will count against the shares of Common Stock available for issuance under the Plan as one and one-half (1.5) shares for every one (1) share issued in connection with the Award. Shares issued pursuant to the exercise of Options will count against the shares available for issuance under the Plan as one (1) share for every one (1) share to which such exercise relates. The total number of shares subject to SARs that are settled in shares shall be counted in full against the number of shares available for issuance under the Plan, regardless of the number of shares actually issued upon settlement of the SARs. If Awards are settled in cash, the shares that would have been delivered had there been no cash settlement shall not be counted against the shares available for issuance under the Plan. If any Award expires or is terminated, surrendered or canceled without having been fully exercised, is forfeited in whole or in part (including as the result of shares of Common Stock subject to such Award being repurchased by the Company at the original issuance price pursuant to a contractual repurchase right), then the shares of Common Stock covered by such Award shall again become available for the grant of Awards under the Plan; provided that any one (1) share issued as Restricted Stock or subject to a Restricted Stock Unit Award or Other Stock Unit Award that is forfeited or terminated shall be credited as one and one-half (1.5) shares when determining the number of shares that shall again become available for Awards under the Plan. Shares that are exchanged by a Participant or withheld by the Company as full or partial payment in connection with any Award under the Plan, as well as any shares exchanged by a Participant or withheld by the Company to satisfy the tax withholding obligations related to any Award, shall not be available for subsequent Awards under the Plan. In the case of Incentive Stock Options (as hereinafter defined), the foregoing provisions shall be subject to any limitations under the Code.

(c) *Sub-limits.* Subject to adjustment under Section 9, the following sub-limits on the number of shares subject to Awards shall apply:

(1) *Section 162(m) Per-Participant Limit.* The maximum number of shares of Common Stock with respect to which Awards may be granted to any Participant under the Plan shall be 2,000,000 per calendar year. For purposes of the foregoing limit, the combination of an Option in tandem with a SAR (as each is hereafter defined) shall be treated as a single Award. The per-Participant limit described in this Section 4(b)(1) shall be construed and applied consistently with Section 162(m) of the Code or any successor provision thereto, and the regulations thereunder ("Section 162(m)").

(2) *Limit on Awards to Directors.* The maximum number of shares with respect to which Awards may be granted to any director who is not an employee of the Company at the time of grant shall be 100,000 per calendar year.

(d) *Substitute Awards.* In connection with a merger or consolidation of an entity with the Company or the acquisition by the Company of property or stock of an entity, the Board may grant Awards in substitution for any options or other stock or stock-based awards granted by such entity or an affiliate thereof. Substitute Awards may be granted on such terms as the Board deems appropriate in the circumstances, notwithstanding any limitations on Awards contained in the Plan. Substitute Awards shall not count against the overall share limit set forth in Section 4(a) or any sublimits contained in the Plan, except as may be required by reason of Section 422 and related provisions of the Code.



5. *Stock Options.*

(a) *General.* The Board may grant options to purchase Common Stock (each, an "Option") and determine the number of shares of Common Stock to be covered by each Option, the exercise price of each Option and the conditions and limitations applicable to the exercise of each Option, including conditions relating to applicable federal or state securities laws, as it considers necessary or advisable. An Option that is not an Incentive Stock Option (as hereinafter defined) shall be designated a "Nonstatutory Stock Option."

(b) *Incentive Stock Options.* An Option that the Board intends to be an "incentive stock option" as defined in Section 422 of the Code (an "Incentive Stock Option") shall only be granted to employees of Sonus Networks, Inc., any of Sonus Networks, Inc.'s present or future parent or subsidiary corporations as defined in Sections 424(e) or (f) of the Code, and any other entities the employees of which are eligible to receive Incentive Stock Options under the Code, and shall be subject to and shall be construed consistently with the requirements of Section 422 of the Code. The Company shall have no liability to a Participant, or any other party, if an Option (or any part thereof) that is intended to be an Incentive Stock Option is not an Incentive Stock Option or for any action taken by the Board, including without limitation the conversion of an Incentive Stock Option to a Nonstatutory Stock Option.

(c) *Exercise Price.* The Board shall establish the exercise price of each Option and specify such exercise price in the applicable option agreement. The exercise price shall be not less than 100% of the Fair Market Value (as defined below) on the date the Option is granted; provided that if the Board approves the grant of an Option with an exercise price to be determined on a future date, the exercise price shall be not less than 100% of the Fair Market Value on such future date.

(d) *Duration of Options.* Each Option shall be exercisable at such times and subject to such terms and conditions as the Board may specify in the applicable option agreement, provided, however, that no Option will be granted for a term in excess of 10 years.

(e) *Exercise of Option.* Options may be exercised by delivery to the Company of a written notice of exercise signed by the proper person or by any other form of notice (including electronic notice) approved by the Board, together with payment in full as specified in Section 5(f) for the number of shares for which the Option is exercised. Shares of Common Stock subject to the Option will be delivered by the Company as soon as practicable following exercise.

(f) *Payment Upon Exercise.* Common Stock purchased upon the exercise of an Option granted under the Plan shall be paid for as follows:

(1) in cash or by check, payable to the order of the Company;

(2) except as may otherwise be provided in the applicable option agreement, by (i) delivery of an irrevocable and unconditional undertaking by a creditworthy broker to deliver promptly to the Company sufficient funds to pay the exercise price and any required tax withholding or (ii) delivery by the Participant to the Company of a copy of irrevocable and unconditional instructions to a creditworthy broker to deliver promptly to the Company cash or a check sufficient to pay the exercise price and any required tax withholding;

(3) to the extent provided for in the applicable option agreement or approved by the Board, in its sole discretion, by delivery (either by actual delivery or attestation) of shares of Common Stock owned by the Participant valued at their fair market value as determined by (or in a manner approved by) the Board ("Fair Market Value"), provided (i) such method of payment is then

permitted under applicable law, (ii) such Common Stock, if acquired directly from the Company, was owned by the Participant for such minimum period of time, if any, as may be established by the Board in its discretion and (iii) such Common Stock is not subject to any repurchase, forfeiture, unfulfilled vesting or other similar requirements;

(4) to the extent permitted by applicable law and provided for in the applicable option agreement or approved by the Board, in its sole discretion, by (i) delivery of a promissory note of the Participant to the Company on terms determined by the Board or (ii) payment of such other lawful consideration as the Board may determine; or

(5) by any combination of the above permitted forms of payment.

(g) *Fair Market Value.* Fair Market Value of a share of Common Stock for purposes of the Plan will be determined as follows:

(1) if the Common Stock trades on a national securities exchange, the closing sale price (for the primary trading session) on the date of grant; or

(2) if the Common Stock does not trade on any such exchange, the average of the closing bid and asked prices as reported by the National Association of Securities Dealers, Inc. Automated Quotation System ("Nasdaq") for the date of grant; or

(3) if no such closing sale price information is available, the average of bids and asked prices that Nasdaq reports for the date of grant; or

(4) if there are no such closing bid and asked prices, the average of the bid and asked prices as reported by any other commercial service for the date of grant.

For any date that is not a trading day, the Fair Market Value of a share of Common Stock for such date will be determined by using the closing sale price or average of the bid and asked prices, as appropriate, for the immediately following trading day and with the timing in the formulas above adjusted accordingly. The Board can substitute a particular time of day or other measure of "closing sale price" or "bid and asked prices" if appropriate because of exchange or market procedures or can, in its sole discretion, use weighted averages either on a daily basis or such longer period as complies with Code Section 409A.

(h) *Limitation on Repricing.* Unless such action is approved by the Company's stockholders: (1) no outstanding Option granted under the Plan may be amended to provide an exercise price per share that is lower than the then-current exercise price per share of such outstanding Option (other than adjustments pursuant to Section 9), (2) the Board may not cancel any outstanding option (whether or not granted under the Plan) and grant in substitution therefore new Awards under the Plan covering the same or a different number of share of Common Stock and having an exercise price per share lower than the then-current exercise price per share of the cancelled option, and (3) no outstanding Option granted under the Plan may be purchased by the Company for cash.

6. *Stock Appreciation Rights.*

(a) *General.* The Board may grant Awards consisting of a SAR entitling the holder, upon exercise, to receive an amount in Common Stock or cash or a combination thereof (such form to be determined by the Board) determined in whole or in part by reference to appreciation, from and after the date of grant, in the Fair Market Value of a share of Common Stock over the exercise price established pursuant to Section 6(c). The date as of which such appreciation or other measure is determined shall be the exercise date.

(b) *Grants.* SARs may be granted in tandem with, or independently of, Options granted under the Plan.

(1) *Tandem Awards.* When SARs are expressly granted in tandem with Options, (i) the SAR will be exercisable only at such time or times, and to the extent, that the related Option is exercisable (except to the extent designated by the Board in connection with a Reorganization Event) and will be exercisable in accordance with the procedure required for exercise of the related Option; (ii) the SAR will terminate and no longer be exercisable upon the termination or exercise of the related Option, except to the extent designated by the Board in connection with a Reorganization Event and except that a SAR granted with respect to less than the full number of shares covered by an Option will not be reduced until the number of shares as to which the related Option has been exercised or has terminated exceeds the number of shares not covered by the SAR; (iii) the Option will terminate and no longer be exercisable upon the exercise of the related SAR; and (iv) the SAR will be transferable only with the related Option.



(2) *Independent SARs.* A SAR not expressly granted in tandem with an Option will become exercisable at such time or times, and on such conditions, as the Board may specify in the SAR Award.

(c) *Exercise Price.* The Board shall establish the exercise price of each SAR and specify it in the applicable SAR agreement. The exercise price shall not be less than 100% of the Fair Market Value on the date the SAR is granted; provided that if the Board approves the grant of a SAR with an exercise price to be determined on a future date, the exercise price shall be not less than 100% of the Fair Market Value on such future date.

(d) *Term.* The term of a SAR shall not be more than 10 years from the date of grant.

(e) *Exercise.* SARs may be exercised by delivery to the Company of a written notice of exercise signed by the proper person or by any other form of notice (including electronic notice) approved by the Board, together with any other documents required by the Board.

(f) *Limitation of Repricing.* Unless such action is approved by the Company's stockholders: (1) no outstanding SAR granted under the Plan may be amended to provide an exercise price per share that is lower than the then-current exercise price per share of such outstanding SAR (other than adjustments pursuant to Section 9), (2) the Board may not cancel any outstanding SAR (whether or not granted under the Plan) and grant in substitution therefor new Awards under the Plan covering the same or a different number of shares of Common Stock and having an exercise price per share lower than the then-current exercise price per share of the cancelled SAR, and (3) no outstanding SAR granted under the Plan may be purchased by the Company for cash.

7. *Restricted Stock; Restricted Stock Units.*

(a) *General.* The Board may grant Awards entitling recipients to acquire shares of Common Stock ("Restricted Stock"), subject to the right of the Company to repurchase all or part of such shares at their issue price or other stated or formula price (or to require forfeiture of such shares if issued at no cost) from the recipient in the event that conditions specified by the Board in the applicable Award are not satisfied prior to the end of the applicable restriction period or periods established by the Board for such Award. Instead of granting Awards for Restricted Stock, the Board may grant Awards entitling the recipient to receive shares of Common Stock or cash to be delivered at the time such Award vests ("Restricted Stock Units") (Restricted Stock and Restricted Stock Units are each referred to herein as a "Restricted Stock Award").

(b) *Terms and Conditions for all Restricted Stock Awards.* The Board shall determine the terms and conditions of a Restricted Stock Award, including the conditions for vesting and repurchase (or forfeiture) and the issue price, if any.

(c) *Additional Provisions Relating to Restricted Stock.*

(1) *Dividends.* Participants holding shares of Restricted Stock will be entitled to all ordinary cash dividends paid with respect to such shares, unless otherwise provided by the Board; provided, however, that dividends on Restricted Stock that are subject to performance conditions will either be accumulated or reinvested and paid upon vesting of the underlying Restricted Stock. Unless otherwise provided by the Board, if any dividends or distributions are paid in shares, or consist of a dividend or distribution to holders of Common Stock other than an ordinary cash dividend, the shares, cash or other property will be subject to the same restrictions on transferability and forfeitability as the shares of Restricted Stock with respect to which they were paid. Each dividend payment will be made no later than the end of the calendar year in which the dividends are paid to stockholders of that class of stock or, if later, the 15th day of the third month following the date the dividends are paid to stockholders of that class of stock.

(2) *Stock Certificates.* The Company may require that any stock certificates issued in respect of shares of Restricted Stock shall be deposited in escrow by the Participant, together with a stock power endorsed in blank, with the Company (or its designee). At the expiration of the applicable restriction periods, the Company (or such designee) shall deliver the certificates no longer subject to such restrictions to the Participant or if the Participant has died, to the beneficiary designated, in a manner determined by the Board, by a Participant to receive amounts due or exercise rights of the Participant in the event of the Participant's death (the "Designated Beneficiary"). In the absence of an effective designation by a Participant, "Designated Beneficiary" shall mean the Participant's estate.

(d) *Additional Provisions Relating to Restricted Stock Units.*

(1) *Settlement.* Upon the vesting of and/or lapsing of any other restrictions (i.e., settlement) with respect to each Restricted Stock Unit, the Participant shall be entitled to receive from the Company one share of Common Stock or an amount of cash equal to the Fair Market Value of one share of Common Stock, as provided in the applicable Award agreement. The Board may, in its discretion, provide that settlement of Restricted Stock Units shall be deferred, on a mandatory basis or at the election of the Participant.

(2) *Voting Rights.* A Participant shall have no voting rights with respect to any Restricted Stock Units.

(3) *Dividend Equivalents.* To the extent provided by the Board, in its sole discretion, a grant of Restricted Stock Units may provide Participants with the right to receive an amount equal to any dividends or other distributions declared and paid on an equal number of outstanding shares of Common Stock ("Dividend Equivalents"); provided, however, that Dividend Equivalents on Restricted Stock Units that are subject to performance conditions will either we accumulated or reinvested and paid upon vesting of the underlying Restricted Stock Unit. Dividend Equivalents may be paid currently or credited to an account for the Participants, may be settled in cash and/or shares of Common Stock and may be subject to the same restrictions on transfer and forfeitability as the Restricted Stock Units with respect to which paid, as determined by the Board in its sole discretion, subject in each case to such terms and conditions as the Board shall establish, in each case to be set forth in the applicable Award agreement.

8. *Other Stock Unit Awards.*

Other Awards of shares of Common Stock, and other Awards that are valued in whole or in part by reference to, or are otherwise based on, shares of Common Stock or other property, may be granted hereunder to Participants ("Other Stock Unit Awards"), including without limitation Awards entitling recipients to receive shares of Common Stock to be delivered in the future. Such Other Stock Unit

Awards shall also be available as a form of payment in the settlement of other Awards granted under the Plan or as payment in lieu of compensation to which a Participant is otherwise entitled. Other Stock Unit Awards may be paid in shares of Common Stock or cash, as the Board shall determine. Subject to the provisions of the Plan, the Board shall determine the terms and conditions of each Other Stock Unit Award, including any purchase price applicable thereto.



9. *Adjustments for Changes in Common Stock and Certain Other Events.*

(a) *Changes in Capitalization.* In the event of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any dividend or distribution to holders of Common Stock other than an ordinary cash dividend, (i) the number and class of securities available under this Plan, (ii) the sub-limits set forth in Section 4(b), (iii) the number and class of securities and exercise price per share of each outstanding Option, (iv) the share- and per-share provisions and the exercise price of each SAR, (v) the number of shares subject to and the repurchase price per share subject to each outstanding Restricted Stock Award and (vi) the share- and per-share-related provisions and the purchase price, if any, of each outstanding Other Stock Unit Award, shall be equitably adjusted by the Company (or substituted Awards may be made, if applicable) in the manner determined by the Board. Without limiting the generality of the foregoing, in the event the Company effects a split of the Common Stock by means of a stock dividend and the exercise price of and the number of shares subject to an outstanding Option are adjusted as of the date of the distribution of the dividend (rather than as of the record date for such dividend), then an optionee who exercises an Option between the record date and the distribution date for such stock dividend shall be entitled to receive, on the distribution date, the stock dividend with respect to the shares of Common Stock acquired upon such Option exercise, notwithstanding the fact that such shares were not outstanding as of the close of business on the record date for such stock dividend.

(b) *Reorganization Events.*

(1) *Definition.* A "Reorganization Event" shall mean: (a) any merger or consolidation of the Company with or into another entity as a result of which all of the Common Stock of the Company is converted into or exchanged for the right to receive cash, securities or other property or is cancelled, (b) any exchange of all of the Common Stock of the Company for cash, securities or other property pursuant to a share exchange transaction or (c) any liquidation or dissolution of the Company.

(2) *Consequences of a Reorganization Event on Awards Other than Restricted Stock Awards.* In connection with a Reorganization Event, the Board may take any one or more of the following actions as to all or any (or any portion of) outstanding Awards other than Restricted Stock Awards on such terms as the Board determines: (i) provide that Awards shall be assumed, or substantially equivalent Awards shall be substituted, by the acquiring or succeeding corporation (or an affiliate thereof), (ii) upon written notice to a Participant, provide that the Participant's unexercised Awards will terminate immediately prior to the consummation of such Reorganization Event unless exercised by the Participant within a specified period following the date of such notice, (iii) provide that outstanding Awards shall become exercisable, realizable, or deliverable, or restrictions applicable to an Award shall lapse, in whole or in part prior to or upon such Reorganization Event, (iv) in the event of a Reorganization Event under the terms of which holders of Common Stock will receive upon consummation thereof a cash payment for each share surrendered in the Reorganization Event (the "Acquisition Price"), make or provide for a cash payment to a Participant equal to the excess, if any, of (A) the Acquisition Price times the number of shares of Common Stock subject to the Participant's Awards (to the extent the exercise price does not exceed the Acquisition Price) over (B) the aggregate exercise price of all such outstanding Awards and any applicable tax withholdings, in exchange for the termination of such Awards, (v) provide

that, in connection with a liquidation or dissolution of the Company, Awards shall convert into the right to receive liquidation proceeds (if applicable, net of the exercise price thereof and any applicable tax withholdings) and (vi) any combination of the foregoing. In taking any of the actions permitted under this Section 9(b), the Board shall not be obligated by the Plan to treat all Awards, all Awards held by a Participant, or all Awards of the same type, identically.

For purposes of clause (i) above, an Option shall be considered assumed if, following consummation of the Reorganization Event, the Option confers the right to purchase, for each share of Common Stock subject to the Option immediately prior to the consummation of the Reorganization Event, the consideration (whether cash, securities or other property) received as a result of the Reorganization Event by holders of Common Stock for each share of Common Stock held immediately prior to the consummation of the Reorganization Event (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares of Common Stock); provided, however, that if the consideration received as a result of the Reorganization Event is not solely common stock of the acquiring or succeeding corporation (or an affiliate thereof), the Company may, with the consent of the acquiring or succeeding corporation, provide for the consideration to be received upon the exercise of Options to consist solely of common stock of the acquiring or succeeding corporation (or an affiliate thereof) equivalent in value (as determined by the Board) to the per share consideration received by holders of outstanding shares of Common Stock as a result of the Reorganization Event.

(3) *Consequences of a Reorganization Event on Restricted Stock Awards.* Upon the occurrence of a Reorganization Event other than a liquidation or dissolution of the Company, the repurchase and other rights of the Company under each outstanding Restricted Stock Award shall inure to the benefit of the Company's successor and shall, unless the Board determines otherwise, apply to the cash, securities or other property which the Common Stock was converted into or exchanged for pursuant to such Reorganization Event in the same manner and to the same extent as they applied to the Common Stock subject to such Restricted Stock Award. Upon the occurrence of a Reorganization Event involving the liquidation or dissolution of the Company, except to the extent specifically provided to the contrary in the instrument evidencing any Restricted Stock Award or any other agreement between a Participant and the Company, all restrictions and conditions on all Restricted Stock Awards then outstanding shall automatically be deemed terminated or satisfied.

(c) *Acquisition.* An "Acquisition" shall mean any (i) merger or consolidation in which the Company is a constituent party or a subsidiary of the Company is a constituent party and the Company issues shares of its capital stock pursuant to such merger or consolidation, which results in the voting securities of the Company outstanding immediately prior thereto representing immediately thereafter (either by remaining outstanding or by being converted into voting securities of the surviving or acquiring entity (the "Acquiror")) less than a majority of the combined voting power of the voting securities of the Company or the Acquiror outstanding immediately after such merger or consolidation or (ii) sale, transfer or other disposition of all or substantially all of the assets of the Company. The effect of an Acquisition on any Award granted under the Plan shall be specified in the agreement evidencing such Award.

10. *General Provisions Applicable to Awards.*

(a) *Transferability of Awards.* Awards (other than vested Restricted Stock Awards) shall not be sold, assigned, transferred, pledged or otherwise encumbered by the person to whom they are granted, either voluntarily or by operation of law, except by will or the laws of descent and distribution or, other than in the case of an Incentive Stock Option, pursuant to a qualified domestic relations order, and, during the life of the Participant, shall be exercisable only by the Participant; provided, however, that the Board may permit or provide in an Award for the gratuitous transfer of the Award by the

Participant to or for the benefit of any immediate family member, family trust or other entity established for the benefit of the Participant and/or an immediate family member thereof if, with respect to such proposed transferee, the Company would be eligible to use a Form S-8 for the registration of the sale of the Common Stock subject to such Award under the Securities Act of 1933, as amended; provided, further, that the Company shall not be required to recognize any such transfer until such time as the Participant and such permitted transferee shall, as a condition to such transfer, deliver to the Company a written instrument in form and substance satisfactory to the Company confirming that such transferee shall be bound by all of the terms and conditions of the Award. References to a Participant, to the extent relevant in the context, shall include references to authorized transferees.



(b) *Documentation.* Each Award shall be evidenced in such form (written, electronic or otherwise) as the Board shall determine. Each Award may contain terms and conditions in addition to those set forth in the Plan.

(c) *Board Discretion.* Except as otherwise provided by the Plan, each Award may be made alone or in addition or in relation to any other Award. The terms of each Award need not be identical, and the Board need not treat Participants uniformly.

(d) *Termination of Status.* The Board shall determine the effect on an Award of the disability, death, termination of employment, authorized leave of absence or other change in the employment or other status of a Participant and the extent to which, and the period during which, the Participant, or the Participant's legal representative, conservator, guardian or Designated Beneficiary, may exercise rights under the Award.

(e) *Withholding.* The Participant must satisfy all applicable federal, state, and local or other income and employment tax withholding obligations before the Company will deliver stock certificates or otherwise recognize ownership of Common Stock under an Award. The Company may decide to satisfy the withholding obligations through additional withholding on salary or wages. If the Company elects not to or cannot withhold from other compensation, the Participant must pay the Company the full amount, if any, required for withholding or have a broker tender to the Company cash equal to the withholding obligations. Payment of withholding obligations is due before the Company will issue any shares on exercise or release from forfeiture of an Award or, if the Company so requires, at the same time as is payment of the exercise price unless the Company determines otherwise. If provided for in an Award or approved by the Board in its sole discretion, a Participant may satisfy such tax obligations in whole or in part by delivery of shares of Common Stock, including shares retained from the Award creating the tax obligation, valued at their Fair Market Value; provided, however, except as otherwise provided by the Board, that the total tax withholding where stock is being used to satisfy such tax obligations cannot exceed the Company's minimum statutory withholding obligations (based on minimum statutory withholding rates for federal and state tax purposes, including payroll taxes, that are applicable to such supplemental taxable income). Shares surrendered to satisfy tax withholding requirements cannot be subject to any repurchase, forfeiture, unfulfilled vesting or other similar requirements.

(f) *Amendment of Award.* The Board may amend, modify or terminate any outstanding Award, including but not limited to, substituting therefor another Award of the same or a different type, changing the date of exercise or realization, and converting an Incentive Stock Option to a Nonstatutory Stock Option, provided either (i) that the Participant's consent to such action shall be required unless the Board determines that the action, taking into account any related action, would not materially and adversely affect the Participant or (ii) that the change is permitted under Section 9 hereof.

(g) *Conditions on Delivery of Stock.* The Company will not be obligated to deliver any shares of Common Stock pursuant to the Plan or to remove restrictions from shares previously delivered under the Plan until (i) all conditions of the Award have been met or removed to the satisfaction of the Company, (ii) in the opinion of the Company's counsel, all other legal matters in connection with the issuance and delivery of such shares have been satisfied, including any applicable securities laws and any applicable stock exchange or stock market rules and regulations, and (iii) the Participant has executed and delivered to the Company such representations or agreements as the Company may consider appropriate to satisfy the requirements of any applicable laws, rules or regulations.

(h) *Acceleration.* The Board may at any time provide that any Award shall become immediately exercisable in full or in part, free of some or all restrictions or conditions, or otherwise realizable in full or in part, as the case may be.

(i) *Performance Awards.*

(1) *Grants.* Restricted Stock Awards and Other Stock Unit Awards under the Plan may be made subject to the achievement of performance goals pursuant to this Section 10(i) ("Performance Awards"), subject to the limit in Section 4(b)(1) on shares covered by such grants.

(2) *Committee.* Grants of Performance Awards to any Covered Employee intended to qualify as "performance-based compensation" under Section 162(m) ("Performance-Based Compensation") shall be made only by a Committee (or subcommittee of a Committee) comprised solely of two or more directors eligible to serve on a committee making Awards qualifying as "performance-based compensation" under Section 162(m). In the case of such Awards granted to Covered Employees, references to the Board or to a Committee shall be deemed to be references to such Committee or subcommittee. "Covered Employee" shall mean any person who is a "covered employee" under Section 162(m)(3) of the Code.

(3) *Performance Measures.* For any Award that is intended to qualify as Performance-Based Compensation, the Committee shall specify that the degree of granting, vesting and/or payout shall be subject to the achievement of one or more objective performance measures established by the Committee, which shall be based on the relative or absolute attainment of specified levels of one or any combination of the following: (a) net income, (b) earnings before or after discontinued operations, interest, taxes, depreciation and/or amortization, (c) operating profit before or after discontinued operations and/or taxes, (d) sales, (e) sales growth, (f) earnings growth, (g) cash flow or cash position, (h) gross margins, (i) stock price, (j) market share, (k) return on sales, assets, equity or investment, (l) improvement of financial ratings, (m) achievement of balance sheet or income statement objectives or (n) total stockholder return, and may be absolute in their terms or measured against or in relationship to other companies comparably, similarly or otherwise situated. The Committee may specify that such performance measures shall be adjusted to exclude any one or more of (i) extraordinary items, (ii) gains or losses on the dispositions of discontinued operations, (iii) the cumulative effects of changes in accounting principles, (iv) the writedown of any asset, and (v) charges for restructuring and rationalization programs. Such performance measures: (i) may vary by Participant and may be different for different Awards; (ii) may be particular to a Participant or the department, branch, line of business, subsidiary or other unit in which the Participant works and may cover such period as may be specified by the Committee; and (iii) shall be set by the Committee within the time period prescribed by, and shall otherwise comply with the requirements of, Section 162(m). Awards that are not intended to qualify as Performance-Based Compensation may be based on these or such other performance measures as the Board may determine.

(4) *Adjustments.* Notwithstanding any provision of the Plan, with respect to any Performance Award that is intended to qualify as Performance-Based Compensation, the Committee may adjust downwards, but not upwards, the cash or number of Shares payable pursuant to such Award, and the Committee may not waive the achievement of the applicable

performance measures except in the case of the death or disability of the Participant or a change in control of the Company.

(5) *Other.* The Committee shall have the power to impose such other restrictions on Performance Awards as it may deem necessary or appropriate to ensure that such Awards satisfy all requirements for Performance-Based Compensation.

11. *Miscellaneous.*

(a) *No Right To Employment or Other Status.* No person shall have any claim or right to be granted an Award, and the grant of an Award shall not be construed as giving a Participant the right to continued employment or any other relationship with the Company. The Company expressly reserves the right at any time to dismiss or otherwise terminate its relationship with a Participant free from any liability or claim under the Plan, except as expressly provided in the applicable Award.

(b) *No Rights As Stockholder.* Subject to the provisions of the applicable Award, no Participant or Designated Beneficiary shall have any rights as a stockholder with respect to any shares of Common Stock to be distributed with respect to an Award until becoming the record holder of such shares.

(c) *Effective Date and Term of Plan.* The Plan shall become effective on the date the Plan is approved by the Company's stockholders (the "Effective Date"). No Awards shall be granted under the Plan after the completion of 10 years from the Effective Date, but Awards previously granted may extend beyond that date.

(d) *Amendment of Plan.* The Board may amend, suspend or terminate the Plan or any portion thereof at any time provided that (i) to the extent required by Section 162(m), no Award granted to a Participant that is intended to comply with Section 162(m) after the date of such amendment shall become exercisable, realizable or vested, as applicable to such Award, unless and until such amendment shall have been approved by the Company's stockholders if required by Section 162(m) (including the vote required under Section 162(m)); (ii) no amendment that would require stockholder approval under the rules of The NASDAQ Stock Market ("NASDAQ") may be made effective unless and until such amendment shall have been approved by the Company's stockholders; and (iii) if the NASDAQ amends its corporate governance rules so that such rules no longer require stockholder approval of "material amendments" to equity compensation plans, then, from and after the effective date of such amendment to the NASDAQ rules, no amendment to the Plan (A) materially increasing the number of shares authorized under the Plan (other than pursuant to Section 9), (B) expanding the types of Awards that may be granted under the Plan, or (C) materially expanding the class of participants eligible to participate in the Plan shall be effective unless stockholder approval is obtained. In addition, if at any time the approval of the Company's stockholders is required as to any other modification or amendment under Section 422 of the Code or any successor provision with respect to Incentive Stock Options, the Board may not effect such modification or amendment without such approval. Unless otherwise specified in the amendment, any amendment to the Plan adopted in accordance with this Section 11(d) shall apply to, and be binding on the holders of, all Awards outstanding under the Plan at the time the amendment is adopted, provided the Board determines that such amendment does not materially and adversely affect the rights of Participants under the Plan. No Award shall be made that is conditioned upon stockholder approval of any amendment to the Plan.

(e) *Provisions for Foreign Participants.* The Board may modify Awards or Options granted to Participants who are foreign nationals or employed outside the United States or establish subplans or procedures under the Plan to recognize differences in laws, rules, regulations or customs of such foreign jurisdictions with respect to tax, securities, currency, employee benefit or other matters.

(f) *Compliance With Code Section 409A.* No Award shall provide for deferral of compensation that does not comply with Section 409A of the Code, unless the Board, at the time of grant, specifically provides that the Award is not intended to comply with Section 409A of the Code. The Company shall have no liability to a Participant, or any other party, if an Award that is intended to be exempt from, or compliant with, Section 409A is not so exempt or compliant or for any action taken by the Board.

(g) *Governing Law.* The provisions of the Plan and all Awards made hereunder shall be governed by and interpreted in accordance with the laws of the State of Delaware, excluding choice-of-law principles of the law of such state that would require the application of the laws of a jurisdiction other than such state.

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**WASHINGTON, D.C. 20549**



# FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2012**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**Commission File Number 001-34115**

# SONUS NETWORKS, INC.
(Exact name of Registrant as specified in its charter)

| **DELAWARE** | **04-3387074** |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |

**4 Technology Park Drive, Westford, Massachusetts 01886**
(Address of principal executive offices, including zip code)

**(978) 614-8100**
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Name of each exchange on which registered |
|---|---|
| Common Stock, par value $0.001 | The NASDAQ Global Select Market |

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the common stock held by non-affiliates of the Registrant was approximately $337,835,000 based on the closing price for the Common Stock on the NASDAQ Global Select Market on June 29, 2012. As of February 14, 2013, there were 281,266,327 shares of common stock, $0.001 par value, outstanding.

## DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement to be delivered to stockholders in connection with the 2013 Annual Meeting of Stockholders are incorporated by reference into Part III of this report.

**SONUS NETWORKS, INC.**
**FORM 10-K**
**YEAR ENDED DECEMBER 31, 2012**
**TABLE OF CONTENTS**

**Cautionary Note Regarding Forward-Looking Statements**

This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, which are subject to a number of risks and uncertainties. All statements other than statements of historical facts contained in this Annual Report on Form 10-K, including statements regarding our future results of operations and financial position, business strategy, plans and objectives of management for future operations and plans for future product development and manufacturing are forward-looking statements. Without limiting the foregoing, the words "anticipates", "believes", "could", "estimates", "expects", "intends", "may", "plans", "seeks" and other similar language, whether in the negative or affirmative, are intended to identify forward-looking statements, although not all forward looking statements contain these identifying words. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We therefore caution you against relying on any of these forward-looking statements. Important factors that could cause actual results to differ materially from those in these forward-looking statements are discussed in Item 1A., "Risk Factors" of Part I and Items 7 and 7A., "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Quantitative and Qualitative Disclosures About Market Risk," respectively, of Part II of this Annual Report on Form 10-K. Also, any forward-looking statement made by us in this Annual Report on Form 10-K speaks only as of the date on which this Form 10-K was first filed. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

References in this Annual Report on Form 10-K to "Sonus," "Sonus Networks," "Company," "we," "us" and "our" are to Sonus Networks, Inc. and its subsidiaries, collectively, unless the context requires otherwise.


10-K

## PART I

### Item 1. Business

**Overview**

Sonus helps many of the world's leading communications service providers and enterprises embrace the next generation of Session Initiation Protocol (SIP)-based solutions, including Voice over Internet Protocol (VoIP), video and Unified Communications (UC) through secure, reliable and scalable Internet Protocol (IP) networks. With customers around the globe and 15 years of experience transforming networks to IP, Sonus enables service providers and enterprises to capture and retain users and generate significant related return on investment. Sonus products include session border controllers (SBCs), policy/routing servers, subscriber feature servers, media and signaling gateways and network analytics tools. Sonus products are supported by a global services team with experience in design, deployment and maintenance of some of the world's largest and most complex IP networks. Our customers include AT&T, Belgacom ICS, BT Group, CenturyLink, COLT, KDDI, Level 3, Orange, Softbank Corporation, TalkTalk, Tata Communications, T-Systems Business Services (a division of Deutsche Telekom Group), Verizon, Vonage and XO Communications.

Our solutions address the need for interoperability, innovation and ease of management in networked communications. Our original flagship product, the GSX9000 VoIP softswitch, helped usher in the VoIP revolution by providing a carrier-class IP telephony switch that would support the transition from circuit-switched to IP-based network communications. Other products soon followed (e.g., ASX Feature Server and PSX Centralized Routing & Policy Server) that allowed communications service providers to replace high-cost circuit-based and space-consuming network equipment with smaller and more cost-efficient IP-based servers. We leveraged this expertise in managing and scaling large VoIP networks and introduced one of the industry's first SBCs, the Sonus Network Border Switch (referred to today as the Sonus Session Border Controller) which addresses the growing need for secure interconnection between private communications networks and the public Internet.

Today we provide communication solutions to service providers and, increasingly, to enterprises that enable them to advance, protect, secure and unify their communications and improve collaboration. Our solutions enable our customers to seamlessly link and leverage multivendor, multiprotocol communications systems and applications across their networks, around the world and in a rapidly changing ecosystem of IP-enabled devices such as smartphones and tablets. Our solutions help our customers realize the intended value and benefits of UC platforms such as Microsoft Lync by enabling disparate communications environments, commonplace in most enterprises today, to work seamlessly together. Likewise, Sonus solutions facilitate the deployment and adoption of cloud-based application delivery.

We have traditionally sold our products principally through a direct sales force located in North America, Europe, Asia-Pacific, Central/Latin America and the Middle East, with additional sales support from regional channel partners throughout the world. In 2012, we launched an expanded channel partner program, Sonus Partner Assure, to address tier two and three service provider and enterprise market opportunities. This move was prompted in part by the rise of complexity in enterprise communications and the return on investment that companies can realize by simplifying and unifying their communications (e.g., voice, video, instant messaging and business applications) over SIP-based systems. In concert with Sonus Partner Assure, we updated our flagship SBC in May 2012 to be more channel-centric (the Sonus SBC 5200) and we launched a new SBC targeted at mid-to-large enterprise environments (the Sonus SBC 5100). Both are offered through our Sonus Partner Assure program and are designed for the needs of those enterprises seeking to reduce network complexity and add capability by moving to SIP-based communications. Consistent with our strategy to extend our capabilities into the broader business market, in August 2012, we acquired Network Equipment Technologies, Inc. (NET), a company that brings to Sonus strong knowledge of the enterprise and government markets with additional expertise in Microsoft Lync deployments. Today, Sonus has more Lync-qualified SBCs than any other brand.

Our SBC products are the fastest growing segment of our business, addressing the needs of mid- to large-sized enterprises from core to branch offices, as well as the full spectrum of communications services providers, both large and small.

**Industry Background**

The single greatest cost for telecommunications service providers has been and continues to be their networks. In order to reduce costs and deliver new services like triple-play (voice, television and Internet) bundles, incumbent service providers needed to shift their infrastructure from the costly, legacy Public Switched Telephony Network (PSTN) model to a more efficient and flexible IP-based network model. Migrating from the PSTN to VoIP reduces the cost and complexity of transporting voice, video and data to subscribers and provides a more "open" foundation for creating new subscriber services based on the global IP standard.

The shift from PSTN-to IP-based communications began around 1996 and was driven by the desire of communications service providers to reduce costs. This global shift, however, is a complex undertaking and is still underway. For most telecommunications service providers, the move to IP-based network communications presumed a strategic, phased migration. This strategy typically involved deploying VoIP-based network equipment to add network capacity, retiring legacy switching equipment in favor of IP softswitches where the investment was justified, and using SIP-based applications and servers to offer new media services to business and residential subscribers. As a result, service providers typically operate hybrid networks that feature a mix of old (Time Division Multiplexing, or TDM) and new (IP/SIP) technology. Issues like security, call control and quality of service now must be addressed over a converged IP network that carries not just data, but voice and multimedia as well. Our original solution portfolio focused almost exclusively on helping telecommunications service providers successfully transition from TDM to all-IP communications while reducing costs and increasing revenue opportunities. As IP-to-IP communications have become more common, our main product focus has naturally shifted from core network switching to SBCs.

While we anticipate that TDM-to-IP interoperability will remain a core requirement of communications networks for years to come, communications service providers and enterprises face a new generation of potentially disruptive market trends including cloud-based communications, UC and Bring Your Own Device/Application (BYOD/A). Although hosted communications are not a new concept, service providers have a unique opportunity to deliver communications services over the Cloud. Local and long-distance voice, video, Interactive Voice Response (IVR) systems and call recording are just a few examples of applications that are beginning to be delivered in this manner. The second key trend affecting both enterprises and service providers is the demand by users for the unification of communication modalities such as instant messaging (IM), short message service (SMS), video and web-sharing. The third trend primarily impacts enterprises and their ability to support the explosion of communications devices (e.g., tablets, smartphones, laptops) and third-party applications in the workforce. We believe our SBC and session management solutions are designed to help enterprises and service providers effectively address these trends.

**Network Requirements and the Sonus Solutions**

The quality and reliability of the public telephone network set the bar high for VoIP services and in the beginning, VoIP services fell well short of that bar. The introduction of the Sonus GSX9000 Open Services Switch helped to change that by delivering the industry's first "carrier-class" IP telephony switch. We believe that our commitment to quality can be found in all of our solutions and is summed up in five solution attributes: Reliability, Scalability, Interoperability, Security and Simplicity.

***Reliability.*** Service providers and enterprises operate complex, mission-critical networks. Our products are designed to offer the highest levels of quality and reliability, including:

- Full redundancy, designed for 5-nine's (99.999%) availability;
- Quality of service equal or superior to the PSTN;
- System hardware designed to comply with Network Equipment Building System (NEBS) standards Level 3;
- Interworking between numerous signaling and media formats to support multivendor, global networks;
- Sophisticated security, network monitoring and analytics capabilities; and
- Multi-tenant, geo-redundant voice applications.

***Scalability.*** Service providers and enterprises face challenging scalability requirements, with communications networks that may support tens or even hundreds of thousands of simultaneous sessions. To be economically attractive, new infrastructure investments must compare favorably with existing networks in terms of performance, cost per port, space occupation, power consumption and cooling requirements. Our products scale simply and cost-effectively from a handful of sessions to hundreds of thousands of simultaneous sessions. In addition, our equipment offers unparalleled density and requires significantly less space, power and cooling compared to legacy systems and is therefore more environmentally friendly.

***Interoperability.*** New network infrastructure equipment and software must often sustain the full range of network communications standards, while supporting both data networking protocols as well as telephony protocols. Infrastructure solutions must also integrate seamlessly with existing operations support systems. Our products are designed to be compatible with a wide range of voice and data networking standards and interfaces, including:

- SS7 and other telephony signaling protocols, including numerous country variants, number translations (e.g., ENUM, DNS) and intelligent services routing;
- Call signaling standards such as SIP and its variants: BICC, MGCP, H.323 and Diameter;
- Narrowband and Wideband media encoding/decoding formats and standards such as G.711 and G.722;
- All bearer interfaces over both packet- and circuit-based bearers such as TDM, Optical and Ethernet;
- Management and accounting interfaces such as Radius, Diameter, SNMP and AMA; and
- Interoperability with enterprise systems including Private Branch eXchanges (PBXs), IVR applications and Microsoft Lync Server.

***Security.*** IP communications networks must be secure against both internal and external attacks. Our SBCs and other networking products provide seamless network security through a variety of methods including endpoint authentication, signaling and media encryption, prevention of denial-of-service (DoS) and distributed DoS (DoS) attacks, Network Address Translation firewall support and robust support for user-defined policies such as whitelisting and blacklisting.

***Simplicity.*** Our solutions are built on the idea of a simple, flexible architecture that allows service providers and enterprises to quickly deploy our solutions as standalone products within their networks, or as the single point of provisioning and control for an entire network. This is achieved not only through our unique, centralized SIP architecture, but through our commitment to third-party interoperability testing and certification, adherence to industry standards, customer and partner product training, and our industry-leading global services organization.

## Sonus Products

### *Sonus Session Border Controllers*

Our complete portfolio of SBCs addresses the network requirements for small, medium and large business as well as regional and global communications service providers. SBCs are the fastest-growing segment of our business, and Sonus SBCs are the fastest-growing SBCs in the service provider market, growing approximately five times the industry average between the third quarter of 2011 and the third quarter of 2012, according to industry analysts Infonetics (*Service Provider VoIP and IMS Equipment and Subscribers Report*, third quarter of 2012).

We currently offer six different SBC products:

- **Sonus SBC 1000 Session Border Controller** for small businesses, branch offices and small Points of Presence (PoPs) that require performance of up to 100 concurrent SIP sessions in a standalone SBC;
- **Sonus SBC 2000 Session Border Controller** for midsize enterprises and regional PoPs that require performance of up to 600 concurrent SIP sessions in a standalone SBC;
- **Sonus SBC 5100 Session Border Controller** for larger enterprises and service providers that require performance of up to 10,000 concurrent SIP sessions in a standalone SBC;
- **Sonus SBC 5200 Session Border Controller** for Fortune 500 enterprises and large national/global service providers that require performance of up to 64,000 concurrent SIP sessions in a standalone SBC;
- **Sonus SBC 9000 Session Border Controller** for large enterprises and service providers that require a hybrid gateway/SBC solution for a mix of TDM and IP voice traffic; and,
- **Sonus VX Session Border Controller** hybrid gateway/SBC solutions for a mix of TDM and IP voice traffic.

***Sonus GSX9000 Open Services Switch and Sonus GSX4000 Open Services Switch***

The Sonus GSX9000 Open Services Switch, or the GSX9000, bridges IP and TDM networks by converting any type of voice signal into IP packets and transmitting those IP packets over a data network. It then converts whatever type of signal is necessary to be deposited back onto non-IP networks and delivers such signal to its intended destination. The GSX9000 is designed to deliver voice quality that is equal or superior to that of the legacy circuit-switched public network. Further, it supports multiple voice encoding schemes used in circuit switches and delivers a number of other voice compression algorithms. The GSX9000 scales to very large configurations such as those required by large national service providers. A single GSX9000 shelf can support up to 22,000 simultaneous calls, while a single GSX9000 in a multiple-shelf configuration can support 100,000 or more simultaneous calls. The GSX9000 also operates with our PSX Policy & Routing Server and with softswitches and network products offered by other vendors. The Sonus GSX4000 Open Services Switch allows service providers and enterprises to realize the benefits of the GSX9000 in a smaller form factor.

***Sonus PSX Policy & Routing Server***

The Sonus PSX Policy & Routing Server, or the PSX, is the central routing and policy engine for our softswitch and (optionally) distributed SBC solutions. The PSX plays an integral role in many of our network deployments, and provides both the call routing intelligence and policy intelligence for SIP sessions across the network. The PSX is unique in that it can act as a central control and provisioning point for hundreds of switches or SBCs, resulting in significant operational savings for our customers. The PSX is based upon a modular architecture that is designed for high performance and scalability, as well as interoperability with third-party gateways, devices and services. The PSX is an all-IP component and can perform most IP-based database lookups natively. The core PSX technology is also available as a standalone solution as the Sonus Centralized Policy Server for applications such as Number Portability and Breakout Gateway Control Functions (for hybrid IMS networks).

***Sonus ASX Call Feature Server***

The Sonus ASX Call Feature Server, or the ASX, provides residential VoIP call features (e.g., call waiting, call forwarding, etc.) to legacy TDM and IP devices in a geo-redundant architecture. The ASX allows the same features to run over various transport technologies, including analog lines, Ethernet, voice over DSL, voice over cable, fixed wireless and long-term evolution (LTE) infrastructure. The Sonus ASX integrates with a variety of third-party desk phones, conference phones and IADs, and enables TDM devices to connect to SIP networks.

**Sonus Network Management Solutions**

We offer our customers a variety of products to help manage and integrate our networked solutions with internal provisioning and billing systems, including:

- **Sonus NetScore** network performance analysis tool, which provides a real-time assessment of the state of a service provider's or enterprise's network, including quality of service, call delay, network effectiveness, congestion and efficiency;
- **Sonus NetEng** network audit and visualization tool, which provides visibility into the performance and capacity levels of Sonus IP networks by collecting, analyzing and aggregating historical data from each Sonus network element and presenting the information through visual reports;
- **Sonus Element Management System** for centralized management and provisioning of Sonus network elements;
- **Sonus DataStream Integrator** for integration of call detail records with back-office billing and accounting systems;
- **Sonus Trunk Group Activator** for simplified, automated provisioning of SIP trunk groups in Sonus IP networks; and
- **Sonus Insight Customer Portal** for web-based self-provisioning of voice subscriber services.

**Sonus Global Services**

Sonus Global Services offers professional consulting and services that support our industry-leading IP communications solutions. Through a wide range of service offerings, our consultants provide the skill and expertise to help communications service providers and enterprises transform their communications networks, from network engineering and design through network integration and commissioning to network operations. These service offerings accelerate our customers' return on investment, optimize their operational capability, enhance their network's performance and health, and help them generate new revenue. In addition to end-to-end design, integration and deployment services, our Global Services team offers customized engagements, training workshops, interoperability/verification testing and around-the-clock technical support worldwide.

The Sonus Global Services team is an important part of our success, providing our customers with:

- A full-service portfolio including consulting, integration, deployment, migration and operation support services;
- Global reach through our worldwide service organization and partner presence in all major global markets;
- Program managers who use a disciplined methodology for all deployment and integration projects; and
- Consistent execution in the design, deployment and support of the world's largest and most advanced networks.

In addition to global solution support teams, Sonus Global Services maintains regional technical assistance centers located in Westford (Massachusetts), Tokyo and Prague. We also have customer test and support centers located in Richardson, Texas and Bangalore, India. As of December 31, 2012, our customer support and professional services organization consisted of 229 employees.

**Sonus Market Strategy**

Sonus is focused on enabling Cloud-based communications. The trend toward Cloud-based communications is driven by many market factors and requires infrastructure investment by the enterprises who buy Cloud services as well as the service providers who deliver Cloud services. Our SBCs, installed between service provider networks, enable service providers to access and seamlessly provide services across these networks. Our SBCs, installed at the edge of service providers' networks, allow service providers to securely and seamlessly deliver these services to enterprises. We believe the delivery of SIP trunks and services on top of these trunks will continue to drive the need for SBCs.

We expect that service providers will look to a variety of ways to augment their Cloud offerings, including offering hosted and managed infrastructure and applications. We also anticipate that service providers will expand the Cloud-based services they offer across all their networks, further driving a need for interworking and session management between those applications and their networks. We are partnering with companies, such as BroadSoft, Inc., whose products allow service providers to increase their Cloud application offerings while using our SBCs and our policy engine to facilitate the integration of their network and offerings.

We currently sell our SBCs to enterprise customers for use at the edge of their networks, which allows them to set up a secure IP network with their service providers as well as consolidated dial plans and routing services. In adopting Cloud-based services, we expect that enterprises will continue to leverage their premise-based assets and, as such, will continue to need strong interworking, policy and session management to enable the Cloud and premise components to work together seamlessly. We believe that enterprises are also seeking to enable UC solutions in their networks and Microsoft Lync is emerging as a key capability that enterprises want to deploy. Sonus offers four Lync-qualified SBCs that facilitate the co-existence of Lync with existing PBXs or facilitate the migration from a PBX to Lync. We have strong certified channel partners that continue to support customers' migrations to Lync.


10-K

We plan to continue developing new solutions internally and through partnerships that allow our customers to stay ahead of the rapid technology shifts in the communications industry. Following are some key principles driving our product evolution:

***Expand our solutions to address emerging IP-based markets, such as session border control.*** The transformation of legacy TDM networks to all-IP networks has created requirements for security, peering and media manipulation as well as an opportunity for creating IP-to-IP services at the network edges. The requirements for security and peering go far beyond the legacy functionality of SBCs and include not only the operator's requirements for a border gateway to other IP networks, but also a wide variety of requirements associated with the need for enterprises to control their own IP networks. The multimedia nature of these emerging services also provides an opportunity for us to create innovative services at the edge of the network. The evolution of our SBC product family empowers operators to address all of the above requirements and enables them to create unique IP-IP services.

***Expand and broaden our customer base by targeting specific market segments, such as enterprises and wireless operators.*** We plan to penetrate additional customer segments and believe that new and incumbent service providers will build out their VoIP infrastructures at different rates. The next-generation service providers, who are relatively unencumbered by legacy equipment, have been initial purchasers of our equipment and software. Other newer entrants, including wireless operators, cable operators and Internet service providers, or ISPs, have also been early adopters of certain of our products. Moreover, incumbents, including interexchange carriers, regional Bell operating companies and international operators, are adopting packet voice technologies. Large enterprises are often operating voice networks as complex as a small to mid-sized service provider, and believe that our products are a good match for their secure, reliable and scalable communication needs. We also expanded our SBC portfolio with several products in 2012 which are designed with the needs of the small and medium business customer in mind.

***Expand our global sales, marketing, support and distribution capabilities.*** As a primary supplier of network infrastructure solutions to Tier 1 service providers (a service provider that can reach every other network on the Internet without purchasing IP transit), we require a strong worldwide presence. We have an established sales presence throughout North America, Europe, Asia/Pacific, the Middle East, Africa, and Central/South America. We augment our global direct sales force by working with international distribution partners in key markets around the world. In addition, 2012 saw the launch of Sonus Partner Assure, an expanded channel partner program, to engage and to educate systems integrators and value-added resellers on our channel-ready products, including our portfolio of SBC products. Going forward, we plan to use channel partners as our primary go-to-market strategy for the enterprise market as well as smaller Tier 2/3 service providers.

***Leverage our technology leadership to attract and retain key service providers.*** As one of the first companies to offer carrier-class IP network solutions, we have worked with many of the world's leading service providers to help them develop their next-generation, IP-based multimedia networks. We expect service providers to select vendors that deliver leading technology and can maintain that technology leadership. We believe that our solutions are an integral part of our customers' network architecture and we will continue to help these customers move forward as their networks grow and evolve. By working closely with leading service providers, we gain valuable knowledge about their requirements, and we will continue to use this knowledge to enhance our existing products and create new products that address the most important requirements of network operators globally.

**Sonus Customers**

In 2012, we saw a significant increase in the number of enterprise customers and the number of SBCs sold as a percentage of our total solutions revenue. Our SBC product revenue was $67.6 million in 2012, $37.9 million in 2011 and $24.3 million in 2010, representing increases of 78.6% in 2012 compared to 2011 and 55.6% in 2011 compared to 2010.

To date, our solutions are deployed in many of the world's leading service provider and enterprise networks, including AT&T, Belgacom, BT Group, Cable & Wireless, CenturyLink, CITIC 1616, Global Crossing, KDDI, KVH, Level 3, NTT Communications, Orange, Softbank Corporation, TalkTalk, T-Systems Business Services (a division of Deutsche Telekom Group), Verizon and XO Communications.

In 2013, we plan to continue to expand our customer focus to include more enterprise customers.

The table below provides information regarding our customers who accounted for 10% or more of our revenue for the years ended December 31, 2012, 2011 and 2010:

| | Year ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Bahamas Telecommunications Company Ltd. | * | 14% | — |
| AT&T | 20% | 12% | 21% |

* Represents less than 10% of revenue.

### Sales and Marketing

Historically, we have sold our products principally through a direct sales force and, in some markets, through or with the assistance of distributors and resellers, such as AT&T, Arrow S3, Dimension Data, ScanSource, TSG, Verizon, Westcon, IBIL (Malaysia), Nissho Electronics Corporation (Japan), Sumitomo Corporation (Japan) and ECI (Israel). In 2012, through Sonus Partner Assure, we established additional relationships with selected original equipment manufacturers and marketing channel partners in order to serve particular markets and provide our customers with opportunities to purchase our products in combination with related services and products.

At December 31, 2012, our sales and marketing organization consisted of 206 employees located in sales and support offices in the United States and around the world.

### Product Research and Development

We believe that strong product development capabilities are essential to our strategy of enhancing our core technology, developing additional applications, incorporating that technology into new products and maintaining comprehensive product and service offerings. Our research and development process leverages innovative technology in response to market data and customer feedback. In 2012, we introduced differentiated products to address market and customer needs, including the Sonus SBC 5100 Session Border Controller. In addition, we completed the acquisition of Network Equipment Technologies, Inc. (NET) and have incorporated their SBC products into our product SBC portfolio as the Sonus SBC 1000, the Sonus SBC 2000 and the SBC VX (a hybrid solution).

We have assembled a team of highly skilled engineers with significant telecommunications and networking industry experience. Our engineers have experience in and with leading wireline and wireless telecommunications equipment suppliers, computer data networking and multimedia companies. As of December 31, 2012, we had 515 employees (almost half of our employees) involved in research and development, the vast majority of whom are software and quality assurance engineers. Our engineering effort is focused on SBC product development, new applications and network access features for enterprises, solutions to support Unified and Cloud-based communications services and next-generation wireless technologies. We maintain research and development offices in Massachusetts, California and New Jersey in the United States; Bangalore, India and Swindon, United Kingdom. We have made, and intend to continue to make, a substantial investment in research and development.

Our research and development expenses were $67.3 million for the year ended December 31, 2012, $64.4 million for the year ended December 31, 2011 and $62.8 million for the year ended December 31, 2010.

### Competition

The market for voice and multimedia network equipment is intensely competitive worldwide, but there are historical regional differences in services, regulations and business practices among sub-markets that can benefit individual vendors. Regardless of the region, the overall market is subject to rapid technological change, affected by new product introductions, changing customer demands, industry consolidation and other market activities of industry participants. To compete effectively, we must deliver innovative products that are easy to use and deploy, provide extremely high reliability and quality, scale easily and efficiently, interoperate with existing network infrastructures and multivendor solutions, provide effective network management, are accompanied by comprehensive customer support and professional services, provide a cost-effective and space-efficient solution for enterprises and service providers and meet price competition from low-cost equipment providers. We expect competition to persist and intensify in the future. Our primary sources of competition include vendors of networking and telecommunications equipment, such as Acme Packet, Inc. (whose proposed acquisition by Oracle Corporation was announced on February 4, 2013), Alcatel-Lucent,

AudioCodes Ltd., Cisco Systems, Inc., Ericsson LM Telephone Company, GENBAND Inc., Huawei Technologies Co. Ltd., Metaswitch, NEC Corp. and Nokia Siemens Networks.

Although we believe we compete favorably because our solutions are widely deployed, highly scalable and cost-effective for our customers, some of our competitors have broader product portfolios than we have and are able to devote greater resources to the development, promotion, sale and support of their products. In addition, some of these competitors have more extensive customer bases and broader customer relationships than we have, including relationships with our potential customers and established relationships with distribution partners. Other smaller private and public companies are also focusing on similar market opportunities.

**Intellectual Property**

Intellectual property is fundamental to our business and our success, and we depend upon our ability to develop, maintain and protect our technology. Therefore, we seek to safeguard our investments in technology and rely on a combination of United States and foreign patent, trademark, trade secret and copyright law and contractual restrictions to protect the proprietary aspects of our technology and to defend us against claims from others. Our general policy has been to seek to patent those patentable inventions that we expect to incorporate in our products or that we expect will be valuable otherwise. We have a program to file applications for and obtain patents, copyrights and trademarks in the United States and in specific foreign countries where we believe filing for such protection is appropriate.

At December 31, 2012, we held 103 U.S. patents (70 of which we acquired in the acquisition of NET) with expiration dates ranging from September 2013 through May 2031, and had 36 patent applications pending in the United States (4 of which we acquired in the acquisition of NET). In addition, at December 31, 2012, we held 40 foreign patents (13 of which we acquired in the acquisition of NET) with expiration dates ranging from September 2013 through March 2027, and had 25 patent applications pending abroad (6 of which we acquired in the acquisition of NET). We also have a number of registered trademarks in the United States, including Sonus, the Sonus logo, GSX9000, NetScore, NetEng, NetAssure, Promina and Tenor and have one pending trademark application in the United States. In addition to the protections described above, we seek to safeguard our intellectual property by:

- Protecting the source and object code for our software, documentation and other written materials under copyright laws and trade secret;
- Licensing our software pursuant to signed license agreements, which impose restrictions on others' ability to use our software; and
- Seeking to limit disclosure of our intellectual property by requiring employees and consultants with access to our proprietary information to execute confidentiality agreements.

We have incorporated third-party licensed technology into certain of our current products. From time to time, we may be required to license additional technology from third parties to develop new products or to enhance existing products. Based on experience and standard industry practice, we believe that licenses to use third-party technology generally can be obtained on commercially reasonable terms. Nonetheless, there can be no assurance that necessary third-party licenses will be available or continue to be available to us on commercially reasonable terms. As a result, the inability to maintain, license or re-license any third-party licenses required in our current products, or to obtain any new third-party licenses to develop new products and enhance existing products could require us to obtain substitute technology of lower quality or performance standards or at greater cost. This could delay or prevent us from making these products or enhancements, any of which could seriously harm our business, financial condition and operating results.

Please see generally the risks that are more fully discussed in "Item 1A. Risk Factors," with particular attention to the following risk factors: "*We test our products before they are deployed. However, because our larger scale products are sophisticated and designed to be deployed in complex environments, they may have errors or defects that we find only after full deployment, which could seriously harm our business;*" "*If we are not able to obtain necessary licenses or on-going maintenance and support of third-party technology at acceptable prices, on acceptable terms, or at all, it could harm our operating results or business;*" and "*Man-made problems, such as computer viruses, hacking or terrorism, and natural disasters may disrupt our operations and harm our operating results.*"

**Manufacturing**

Currently, we outsource the manufacturing of our products to five contract manufacturers. Our contract manufacturers provide comprehensive manufacturing services, including assembly and testing of our products and procurement of component materials on our behalf. We believe that outsourcing our manufacturing enables us to preserve working capital, allows for greater flexibility in meeting changes in demand and enables us to be more responsive in delivering products to our customers. At present, we purchase products from our contract manufacturers on a purchase order basis.

We and our contract manufacturers currently purchase several key components of our products, including commercial digital signal processors, from single or limited sources. We purchase these components on a purchase order basis.

Please see generally the risks that are more fully discussed in "Item 1A. Risk Factors," with particular attention to the following risk factors: "*We depend upon five contract manufacturers and any disruption in these relationships may cause us to fail to meet the demands of our customers and damage our customer relationships. Additionally, in the event we elect to consolidate and/or change any of our manufacturers, qualifying a new contract manufacturer to commence commercial scale production are expensive and time-consuming activities and could affect our business;*" "*We and our contract manufacturers rely on a single or limited sources for supply of some components of our products and if we fail to adequately predict our manufacturing requirements or if our supply of any of these components is disrupted, we will be unable to ship our products;*" and "*The hardware products that we purchase from our third-party vendors have life cycles, and some of those products have reached the end of their life cycles. If we are unable to correctly estimate future requirements for these products, it could harm our operating results or business.*"

At December 31, 2012, we had 29 employees responsible for supply chain management, worldwide procurement, order fulfillment, product quality and technical operations.



**Backlog**

We sell products and services pursuant to purchase orders issued under master agreements that provide standard terms and conditions that govern the general commercial terms and conditions of the sale. These agreements typically do not obligate customers to purchase any minimum or guaranteed quantities, nor do they generally require upfront cash deposits. At any given time, we have orders for products that have not yet been shipped and for services (including our customer support obligations) that have not yet been performed. We also have orders relating to products that have been delivered and services that have been performed but have not yet been accepted by the customer under the applicable purchase terms. We include both of these situations in our calculation of backlog. A backlogged order may not result in revenue in the quarter in which it was booked, and the actual revenue recognized in a quarter may not equal the total amount of related backlog. Therefore, we do not believe that our backlog, as of any particular date, is necessarily indicative of actual revenue for any future period. In addition, we expect to derive a greater percentage of our revenue in the future from the enterprise market and through sales channels where speed of fulfillment is essential to winning business. Consequently, we expect to derive a lower percentage of our business from large service provider orders that are delivered over multiple quarters and years and we expect our backlog to decrease as a result. Our backlog was approximately $152 million at December 31, 2012 and approximately $183 million at December 31, 2011.

### Employees

At December 31, 2012, we had a total of 1,093 employees, comprised of 515 in research and development, 206 in sales and marketing, 229 in customer support and professional services, 29 in manufacturing, 53 in finance, 32 in information technology and 29 in administration. Our employees are not represented by any collective bargaining agreement. We believe our relations with our employees are good.

### Geographic and Segment Information

We operate in a single segment. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker in making decisions regarding resource allocation and assessing performance. To date, our chief operating decision maker has made such decisions and assessed performance at the company level, as one segment. Our chief operating decision maker is our President and Chief Executive Officer.

Our classification of revenue by geographic area is determined by the location of our customers. The following table summarizes revenue by geographic area as a percentage of total revenue:

| | Year ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| United States | 68% | 60% | 68% |
| Europe, Middle East and Africa | 13 | 12 | 15 |
| Japan | 14 | 11 | 12 |
| Other Asia Pacific | 4 | 2 | 2 |
| Other | 1 | 15 | 3 |
| | 100% | 100% | 100% |

Information regarding the geographic components of our property and equipment is provided in Note 8 of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K.

### Additional Information

We were incorporated in August 1997 as a Delaware corporation. Our principal executive offices are located at 4 Technology Park Drive, Westford, MA 01886. Our telephone number at our principal executive offices is 978-614-8100.

This Annual Report on Form 10-K, as well as all other reports filed with or furnished to the United States Securities and Exchange Commission (the "SEC"), are available free of charge through our Internet site (*http://www.sonus.net*) once we electronically file such material with, or furnish it to, the SEC. Information found on our website is not part of this report or any other report we file with or furnish to the SEC. The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (*http://www.sec.gov*) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

## Item 1A. Risk Factors

*Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below before buying our common stock. If any of the following risks actually occurs, our business, financial condition, results of operations and cash flows could be materially adversely affected, the trading price of our common stock could decline materially and you could lose all or part of your investment.*

***Our quarterly revenue and operating results are unpredictable and may fluctuate significantly from quarter to quarter, which could adversely affect our business, consolidated financial statements and the trading price of our common stock.***

Our revenues and operating results may vary significantly from quarter to quarter due to a number of factors, many of which are outside of our control and any of which may cause our stock price to fluctuate. The primary factors that may affect our revenues and operating results include but are not limited to the following:

- consolidation within the telecommunications industry, including acquisitions of or by our customers;
- general economic conditions in our markets, both domestic and international, as well as the level of discretionary IT spending;
- competitive conditions in our markets, including the effects of new entrants, consolidation, technological innovation and substantial price discounting;
- fluctuation in demand for our voice infrastructure products and services, and the timing and size of customer orders;
- fluctuations in foreign exchange rates;
- cancellation or deferral of existing customer orders or the renegotiation of existing contractual commitments;
- mix of product configurations sold;
- length and variability of the sales cycle for our products;
- application of complex revenue recognition accounting rules to our customer arrangements;
- timing of revenue recognition;
- changes in our pricing policies, the pricing policies of our competitors and the prices of the components of our products;
- market acceptance of new products, product enhancements and services that we offer;
- the quality and level of our execution of our business strategy and operating plan, and the effectiveness of our sales and marketing programs;
- new product announcements, introductions and enhancements by us or our competitors, which could result in deferrals of customer orders;
- our ability to develop, introduce, ship and successfully deliver new products and product enhancements that meet customer requirements in a timely manner;
- our reliance on contract manufacturers for the production and shipment of our hardware products;
- our or our contract manufacturers' ability to obtain sufficient supplies of sole or limited source components or materials;


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- our ability to attain and maintain production volumes and quality levels for our products;
- variability and unpredictability in the rate of growth in the markets in which we compete;
- costs related to acquisitions; and
- corporate restructurings.

Equipment purchases by communications service providers and enterprises have become increasingly unpredictable given the current economic conditions. Additionally, as with other telecommunications product suppliers, we typically recognize a portion of our revenue in a given quarter from sales booked and shipped in the last weeks of that quarter. As a result, delays in customer orders may result in delays in shipments and recognition of revenue beyond the end of a given quarter. Additionally, it can be difficult for us to predict the timing of receipt of major customer orders, and we are unable to control timing decisions made by our customers. As a result, our quarterly operating results are difficult to predict even in the near term and a delay in an anticipated sale past the end of a particular quarter may negatively impact our results of operations for that quarter, or in some cases, that year. Therefore, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. If our revenue or operating results fall below the expectations of investors or securities analysts or below any guidance we may provide to the market, the price of our common stock could decline substantially. Such a stock price decline could also occur when we have met our publicly stated revenue and/or earnings guidance.

A significant portion of our operating expenses is fixed in the short term. If revenues for a particular quarter are below expectations, we may not be able to reduce costs and expenses proportionally for that quarter. Any such revenue shortfall would, therefore, have a significant effect on our operating results for that quarter.

***We have incurred net losses and may incur additional net losses.***

We incurred net losses in fiscal 2012, fiscal 2011 and fiscal 2010. We may incur additional net losses in future quarters and years. Our revenues may not grow and we may never generate sufficient revenues to sustain profitability.

***We will not be successful if we do not grow our customer base, especially since our revenue has historically been generated from a limited number of customers. Additionally, if we are unable to generate recurring business from our existing customers, our consolidated financial statements could be materially and adversely affected.***

To date, we have shipped our products to a limited number of customers and our future success will depend on our ability to attract additional customers beyond our current customer base. In fiscal 2012, one customer, AT&T, contributed more than 10% of our revenue, representing approximately 20% of our revenue. In fiscal 2011, two customers, Bahamas Telecommunications Company Ltd. and AT&T, each contributed more than 10% of our revenue, representing approximately 26% of our revenue in the aggregate. Factors that may affect our ability to grow our customer base include the following:

- economic conditions that discourage potential new customers from making the capital investments required to adopt new technologies;
- deterioration in the general financial condition of service providers and enterprises, or their ability to raise capital or access lending sources; and
- new product introductions by our competitors.

If we are unable to expand our customer base, we will be forced to rely on generating recurring revenue from existing customers, which may not be successful. We expect to derive an increasing percentage of our revenue from engagements with our distribution, channel and systems integrator partners; however, in the foreseeable future, the majority of our revenue will continue to depend on sales of our products to a limited number of existing customers. Factors that may affect our ability to generate recurring revenues from our existing customers include the following:

- customer willingness to implement our new voice infrastructure products;
- acquisitions of or by our customers;
- delays or difficulties that we may incur in completing the development and introduction of our planned products or product enhancements;
- failure of our products to perform as expected; and
- difficulties we may incur in meeting customers' delivery requirements.

The loss of any significant customer or any substantial reduction in purchase orders from these customers could materially and adversely affect our consolidated financial statements.

***We continue to enhance our sales strategy, which we expect will include more significant engagements with distribution, channel and systems integrator partners to resell our products. Disruptions to, or our failure to effectively develop and manage, these partners and the processes and procedures that support them could adversely affect our ability to generate revenues from the sale of our products. If we do not have adequate personnel, experience and resources to manage the relationships with these partners and to fulfill our responsibilities under such arrangements, such shortcomings could lead to the decrease of the sales of our products and our operating results could suffer.***

We continue to enhance our sales strategy, which we expect will include more significant engagements with distribution and channel partners to resell our products. In addition, some of our target customers, including the government, rely on systems integrators to incorporate new equipment or services into their networks. Our future success is dependent upon establishing and maintaining successful relationships with a variety of value-added distribution, channel and systems integrator partners. While we have begun the process of identifying and entering into agreements with software application, system integrator and OEM or resale partners, we will need to increase our engagement with such partners for us to be successful. We may also need to pursue strategic partnerships with vendors who have broader technology or product offerings in order to compete with end-to-end solution providers. In addition, many of the enterprise markets we are pursuing require a broad network of resale partners in order to achieve effective distribution.

Many of our distribution and channel partners sell competitive products and the loss of, or reduction in sales by, these partners could materially reduce our revenues. Our sales through systems integrators typically involve the use of our products as components of a larger solution being implemented by the systems integrator. In these instances, the purchase and sale of our product is dependent on the systems integrator, who typically controls the timing, prioritization and implementation of the project. Project delays, changes in priority or solution re-design decisions by the systems integrator can adversely affect our product sales. If we fail to maintain relationships with our distribution, channel and systems integrator partners, fail to develop new relationships with other partners in new markets, fail to manage, train or provide incentives to our existing partners effectively or if these partners are not successful in their sales efforts, sales of our products may decrease and our operating results could suffer. Moreover, if we do not have adequate personnel, experience and resource to manage the relationships with our partners and to fulfill our responsibilities under such arrangements, any shortcomings could have a material adverse impact on our business and consolidated financial statements.

In addition, we recognize a portion of our revenue based on a sell-through model using information provided by our partners. If those partners provide us with inaccurate or untimely information, the amount or timing of our revenues could be adversely affected. We may also experience financial failure of our partners, which could result in our inability to collect accounts receivable in full.

***In 2012, the macro-environment for our media gateway trunking business faced significant declining revenues that happened faster than we were anticipating. Even though we continue to transform our company from a media gateway trunking business to an SBC business, we remain dependent upon our voice infrastructure products, and our revenues will continue to depend upon their commercial success for the foreseeable future. If the market for these products continues to significantly decline and if our SBC sales do not accelerate as quickly as we forecast, our operating results could suffer.***

While we continue to transform our company from a media gateway trunking business to an SBC business, our current revenues still depend upon the commercial success of our TDM-to-IP and our all-IP voice infrastructure products and solutions, and we believe this will remain true for the foreseeable future. Revenue from sales of our trunking and communications applications products was $85.7 million for the year ended December 31, 2012, $116.5 million for the year ended December 31, 2011 and $122.2 million for the year ended December 31, 2010, which represented decreases of 26.4% in fiscal 2012 compared to fiscal 2011 and 4.7% in fiscal 2011 compared to fiscal 2010. If the market for these products continues to significantly decline and if our SBC sales to not accelerate as quickly as we forecast, our operating results could suffer.

***As the telecommunications industry and the requirements of our current and potential customers evolve, we are redirecting certain of our resources to more readily respond to the changing environment through the research and development of innovative new products and the improvement of existing products. If our strategic plan is not aligned with the direction our customers take as they invest in the evolution of their networks, customers may not buy our products or use our services.***

Success in our industry requires large investments in technology and creates exposure to rapid technological and market changes. We spend a significant amount of time, money and resources developing new technology, products and solutions. Our strategic plan includes a significant shift in our investments from mature technologies that previously generated significant revenue for us toward certain next-generation technologies as well as working with more channel partners to sell our products. In order for us to be successful, our technologies, products and solutions must be accepted by relevant standardization bodies and by the industry as a whole. Our choices of specific technologies to pursue, and those to de-emphasize, may prove to be inconsistent with our customers' investment spending. Moreover, if we invest in the development of technologies, products and solutions that do not function as expected, are not adopted by the industry, are not ready in time, are not accepted by our customers as quickly as anticipated or are not successful in the marketplace, our sales and earnings may suffer and, as a result, our stock price could decline. As technology advances, we may not be able to respond quickly or effectively to developments in the market for our products, or new industry standards may emerge and could render our existing or future products obsolete. If our products become technologically obsolete or if we are unable to develop successor products that are accepted by our customers, we may be unable to sell our products in the marketplace and face declines in sales. We may also experience difficulties with software development, hardware design, manufacturing or marketing that could delay or prevent our development, introduction or marketing of new products and enhancements.

***Restructuring activities could adversely affect our ability to execute our business strategy.***

In August 2012, we announced that we were implementing a restructuring initiative to streamline operations and reduce our operating costs. The restructuring plan resulted in a workforce reduction of approximately 150 people worldwide. In connection with this action, we recorded restructuring expense of $7.7 million, comprised of $4.2 million for the consolidation of certain facilities, $3.2 million for severance and related costs and $0.3 million for the write-off of assets associated with the headcount reduction and facilities consolidations. During fiscal 2010 and 2009 we had a number of restructuring activities, including office closings and lay-offs. These restructurings and any future restructurings, should it become necessary for us to continue to restructure our business due to worldwide market conditions or other factors that reduce the demand for our products and services, could adversely affect our ability to execute our business strategy in a number of ways, including through:

- loss of key employees;
- diversion of management's attention from normal daily operations of the business;
- diminished ability to respond to customer requirements related to both products and services;
- decrease in cash and profits related to severance payments and facility termination costs;
- disruption of our engineering and manufacturing processes, which could adversely affect our ability to introduce new products and to deliver products both on a timely basis and in accordance with the highest quality standards; and/or
- reduced ability to execute effectively internal administrative processes, including the implementation of key information technology programs.

***If we fail to realize the anticipated benefits from the acquisition of Network Equipment Technologies, Inc. on a timely basis, or at all, our business and financial condition may be adversely affected.***

We may fail to realize the anticipated benefits from the acquisition of Network Equipment Technologies, Inc. (NET) on a timely basis, or at all, for a variety of reasons, including the following:

- problems or delays in assimilating or transitioning to Sonus the acquired operations, systems, processes, controls, technologies, products or personnel;
- loss of acquired customer accounts;
- unanticipated costs associated with the acquisition;
- failure to identify in the due diligence process or assess the magnitude of certain liabilities we are assuming in the acquisition, which could result in unexpected litigation or regulatory exposure, unfavorable accounting treatment, unexpected increases in taxes due, a loss of anticipated tax benefits, significant issues with product quality or development, or other adverse effects on our business, operating results or financial condition;
- multiple or overlapping product lines as a result of our acquisitions that are offered, priced and supported differently, which could cause customer confusion and delays;
- higher than anticipated costs in continuing support and development of acquired products;
- diversion of management's attention from our core business and the challenges of managing larger and more widespread operations resulting from the acquisition;
- adverse effects on existing business relationships of Sonus or NET with the respective suppliers, licensors, contract manufacturers, customers, distributors, resellers and industry experts;
- significant impairment, exit and/or restructuring charges if the products or technologies acquired in the acquisition do not meet our sales expectations or are unsuccessful;
- insufficient revenue to offset increased expenses associated with the acquisition;
- risks associated with entering markets in which we have no or limited prior experience;

- potential loss of NET's or our own employees; and/or
- failure to properly integrate internal controls and financial systems of the combined companies.

If we are not able to successfully manage these issues, the anticipated benefits and efficiencies of the NET acquisition may not be realized fully or at all, or may take longer to realize than expected, and our ability to compete, our revenue and gross margins and our results of operations may be adversely affected.

***Any future investments or acquisitions we make could be difficult to integrate, disrupt our business, dilute shareholder value and seriously harm our financial condition.***

We are not currently a party to any material pending acquisition agreements. However, we may acquire additional businesses, products or technologies in the future. Acquisitions are inherently risky and no assurance can be given that our future acquisitions will be successful or will not materially and adversely affect our business, operating results or financial condition. We expect to continue to review opportunities to acquire other businesses or technologies that would add to our existing product line, complement and enhance our current products, expand the breadth of our markets, enhance our technical capabilities or otherwise offer growth opportunities. If we make further acquisitions, we could, among other things:

- issue stock that would dilute existing stockholders' percentage ownership;
- incur debt or assume liabilities;
- reduce significantly our cash and investments;
- incur significant impairment charges related to the write-off of goodwill and intangible assets;
- incur significant amortization expenses related to intangible assets; and/or
- incur large and immediate write-offs for in-process research and development and stock-based compensation.

Mergers and acquisitions are inherently risky and subject to many factors outside of our control, and we cannot be certain that we would be successful in overcoming problems in connection with our past or future acquisitions. Our inability to do so could significantly harm our business, revenues, and results of operations.

***If in the future we do not have a sufficient number of shares available to issue to our employees, the limited number of shares we could issue may impact our ability to attract, retain and motivate key personnel.***

We historically have used stock options and restricted stock as a significant component of our employee compensation program in order to align employees' interests with the interests of our stockholders, encourage employee retention, and provide competitive compensation packages. In 2007, our stockholders approved a stock incentive plan, which includes a limited amount of shares to be granted under such plan. In 2010, our stockholders approved amendments to this plan to, among other things, increase the number of shares of our common stock that may be granted under this plan from 14,902,701 to 34,902,701. Additionally, in connection with the acquisition of NET, we assumed NET's 2008 Stock Incentive Plan, which provides for the award of stock options, restricted stock, performance-based awards and stock appreciation rights to Sonus employees who were previously NET employees and Sonus employees hired after August 24, 2012, the NET acquisition date. We expect that the number of shares available for grant under our stock incentive plans will be insufficient for our needs in the near future and it is not certain that our stockholders will approve an increase in the number of shares that we are authorized to issue under such plans. The limited number of shares available for use as equity incentives to employees may make it more difficult for us to attract, retain and motivate key personnel.

***Worldwide efforts to contain capital spending, general uncertainty as to continued economic growth during the current post-recessionary global economy, the possibility of another recession and a continued weakened global economy could have a material adverse effect on us.***

One factor that significantly affects our operating results is the impact of economic conditions on the willingness of our current and potential customers to make capital investments. Given the general uncertainty as to continued economic growth during the current post-recessionary global economy as well as concerns regarding another potential recession, we believe that customers continue to be cautious about sustained economic growth and have tried to maintain or improve profitability through cost control and constrained capital spending, which places additional pressure on IT departments to demonstrate acceptable return on investment. Some of our current or prospective customers may cancel or delay spending on the development or roll-out of capital and technology projects with us due to the continuing economic uncertainty and, consequently, our results of operations may be adversely affected. In addition, the current uncertain worldwide economic environment and fragile financial markets make it increasingly difficult for us, our customers and our suppliers to accurately forecast future product demand, which could result in an inability to satisfy demand for our products and a loss of market share. Our revenues are likely to decline in such circumstances and our profit margins could erode, or we could incur significant losses.

Moreover, economic conditions worldwide may continue to contribute to slowdowns in the communications and networking industries, as well as to specific segments and markets in which we operate, resulting in:

- reduced demand for our products as a result of our customers choosing to refrain from building capital intensive networks;
- increased price competition for our products, not only from our competitors, but also as a consequence of customers disposing of unutilized products;
- risk of excess and obsolete inventories;
- excess facilities and manufacturing capacity; and/or
- higher overhead costs as a percentage of revenue and higher interest expense.

Continuing turmoil in the geopolitical environment in many parts of the world, including terrorist activities and military actions, particularly the continuing tension in Southeast Asia, the Middle East and Africa, as well as political and economic issues in Europe, including the impact of European sovereign debt concerns, continue to put pressure on global economic conditions. Our operating results and our ability to expand into other international markets may also be affected by changing economic conditions particularly germane to that sector or to particular customer markets within that sector.

***If we fail to compete successfully against telecommunications equipment and networking companies, our ability to increase our revenues and achieve profitability will be impaired.***

Competition in the telecommunications market is intense. This market has historically been dominated by large incumbent telecommunications equipment companies, such as Alcatel-Lucent, Ericsson LM Telephone Company, Huawei Technologies Co. Ltd., NEC Corp. and Nokia Corp., all of which are our direct competitors. We also face competition from other telecommunications and networking companies, including Acme Packet, Inc., Cisco Systems, Inc. and GENBAND Inc., that design competing products. Other competitors may also merge, intensifying competition. Additional competitors with significant financial resources may enter our markets and further intensify competition.

Many of our current and potential competitors have significantly greater selling and marketing, technical, manufacturing, financial and other resources than we have. Further, some of our competitors sell significant amounts of other products to our current and prospective customers and have the ability to offer lower prices to win business. Our competitors' broad product portfolios, coupled with already existing relationships, may cause our customers to buy our competitors' products or harm our ability to attract new customers.

To compete effectively, we must deliver innovative products that:

- provide extremely high reliability and quality;
- deploy and scale easily and efficiently;
- interoperate with existing network infrastructures and multivendor solutions;
- provide effective network management;
- are accompanied by comprehensive customer support and professional services;
- provide a cost-effective and space efficient solution for service providers; and
- meet price competition from low cost equipment providers.

If we are unable to compete successfully against our current and future competitors, we could experience price reductions, order cancellations, loss of customers and revenues, and our operating results could be adversely affected.

***If we do not anticipate and meet specific customer requirements or if our products do not interoperate with our customers' existing networks, we may not retain current customers or attract new customers.***

To achieve market acceptance for our products, we must effectively anticipate, and adapt in a timely manner to, customer requirements and offer products and services that meet changing customer demands. Prospective customers may require product features and capabilities that our current products do not have. The introduction of new or enhanced products also requires that we carefully manage the transition from older products in order to minimize disruption in customer ordering patterns and ensure that adequate supplies of new products can be delivered to meet anticipated customer demand. If we fail to develop products and offer services that satisfy customer requirements or if we fail to effectively manage the transition from older products, our ability to create or increase demand for our products would be seriously harmed and we may lose current and prospective customers.

Many of our customers will require that our products be designed to interface with their existing networks, each of which may have different specifications. Issues caused by an unanticipated lack of interoperability may result in significant warranty, support and repair costs, divert the attention of our engineering personnel from our hardware and software development efforts and cause significant customer relations problems. If our products do not interoperate with those of our customers' networks, installations could be delayed or orders for our products could be canceled, which would seriously harm our gross margins and result in loss of revenues or customers. Additionally, our customers may decide to devote a significant portion of their budgets to evolving technology as they consider national or worldwide build-outs. Therefore, if the demand for our products is not strong and if our target customers do not adopt, purchase and successfully deploy our current or planned products, our revenues will not grow.

***Our large customers have substantial negotiating leverage, and they may require that we agree to terms and conditions that may have an adverse effect on our business.***

Large communications service providers have substantial purchasing power and leverage in negotiating contractual arrangements with us. These customers may, among other things, require us to develop additional features, require penalties for failure to deliver such features, require us to partner with a certain reseller before purchasing our products and/or seek discounted product or service pricing. As we sell more products to this class of customer, we may be required to agree to terms and conditions that are less beneficial to us, which may affect the timing of revenue recognition, amount of deferred revenues or product and service margins and may adversely affect our financial position and cash flows in certain reporting periods.

***Our stock price has been and may continue to be volatile.***

The market for technology stocks has been, and will likely continue to be, volatile. The following factors could cause the market price of our common stock to fluctuate significantly:

- addition or loss of any major customer;
- continued significant declines in customer spending in the media gateway trunking business;
- consolidation and competition in the telecommunications industry;
- changes in the financial condition or anticipated capital expenditure purchases of any existing or potential major customer;
- economic conditions for the telecommunications, networking and related industries;
- quarterly variations in our bookings, revenues and operating results;
- changes in financial estimates by securities analysts;
- speculation in the press or investment community;
- announcements by us or our competitors of significant contracts, new products or acquisitions, distribution partnerships, joint ventures or capital commitments;
- activism by any single large stockholder or combination of stockholders;
- sales of common stock or other securities by us or by our stockholders in the future;
- securities and other litigation;
- announcement of a stock split, reverse stock split, stock dividend or similar event; and/or
- emergence or adoption of new technologies or industry standards.


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***Our business could be jeopardized if we are unable to protect our intellectual property or become subject to intellectual property rights claims, which could require us to incur significant cost; additionally, in some jurisdictions, our rights may not be as strong as we currently enjoy in the United States.***

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of our products is difficult and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. The legal systems of many foreign countries do not protect or honor intellectual property rights to the same extent as the legal system of the United States. It may be very difficult, time-consuming and costly for us to attempt to enforce our intellectual property rights in these jurisdictions. If competitors are able to use our technology, our ability to compete effectively could be harmed.

In addition, we and our customers have received inquiries from intellectual property owners and may become subject to claims that we or our customers infringe the intellectual property rights of third parties. Any parties asserting that our products infringe upon their proprietary rights could force us to license their patents for substantial royalty payments or to defend ourselves and possibly our customers or contract manufacturers in litigation. These claims and any resulting licensing arrangement or lawsuit, if successful, could subject us to significant royalty payments or liability for damages and invalidation of our proprietary rights. Any potential intellectual property litigation also could force us to do one or more of the following:

- stop selling, incorporating or using our products that use the challenged intellectual property;
- obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available at acceptable prices, on acceptable terms, or at all; or
- redesign those products that use any allegedly infringing technology.

Any lawsuits regarding intellectual property rights, regardless of their success, would be time-consuming, expensive to resolve and would divert our management's time and attention. In addition, although historically our costs to defend lawsuits relating to indemnification provisions in our product agreements have been insignificant, the costs were significant in fiscal 2008 and may be significant in future periods.

***Actions that may be taken by significant stockholders may divert the time and attention of our Board of Directors and management from our business operations.***

Campaigns by significant investors to effect changes at publicly-traded companies continue to be prevalent. In 2009, we entered into a letter agreement with our then-largest stockholder, pursuant to which we agreed to take certain actions related to our corporate governance. While we believe we have satisfied in full our obligations under such letter agreement, there can be no assurance that such stockholder and/or any other stockholder will not pursue actions to effect changes in our management and strategic direction, including through the solicitation of proxies from our stockholders. If a proxy contest were to be pursued by any stockholder, it could result in substantial expense to us, consume significant attention of our management and Board of Directors, and disrupt our business.

***Delaware law, our charter documents and our stockholder rights plan contain provisions that could discourage or prevent a potential takeover, even if such a transaction would be beneficial to our stockholders.***

Some provisions in our amended and restated certificate of incorporation, our amended and restated by-laws, as well as provisions of Delaware law, may discourage, delay or prevent a merger or acquisition that may be deemed undesirable by our Board of Directors but that a stockholder may consider favorable. These include provisions:

- authorizing the Board of Directors to issue shares of preferred stock;
- limiting the persons who may call special meetings of stockholders;
- prohibiting stockholder actions by written consent;
- permitting the Board of Directors to increase the size of the Board and to fill vacancies;
- providing indemnification to our directors and officers;
- controlling the procedures for conduct and scheduling of Board and stockholder meetings;

- requiring a super-majority vote of our stockholders to amend our amended and restated by-laws and certain provisions of our amended and restated certificate of incorporation; and
- establishing advance notice requirements for nominations for election to the Board of Directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

These provisions, alone or together, could delay hostile takeovers or changes in control of us or our management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation law, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock.

In addition, we adopted a limited duration stockholder rights plan on June 26, 2008, which was amended on June 10, 2011 to extend the expiration date of such plan until June 26, 2013. The rights are not intended to prevent a takeover, and we believe these rights will help us in our negotiations with any potential acquirers. However, if the Board of Directors believes that a particular acquisition of us is undesirable, the rights may have the effect of rendering more difficult or discouraging that acquisition. The rights may substantially dilute the stock ownership of a person or group that attempts to acquire us (or a significant percentage of our outstanding capital stock) on terms, or in a manner, not approved by our Board of Directors, except pursuant to an offer conditioned upon redemption of the rights.

Any provision of our amended and restated certificate of incorporation or amended and restated by-laws, our stockholder rights plan or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock. Although we believe that our amended and restated certificate of incorporation and our amended and restated bylaws, provisions of Delaware law and our stockholder rights plan provide an opportunity for the Board of Directors to assure that our stockholders realize full value for their investment, they could have the effect of delaying or preventing a change of control that some stockholders may consider beneficial.


10-K

***We may face risks related to litigation that could result in significant legal expenses and settlement or damage awards.***

From time to time, we are subject to claims and litigation regarding intellectual property rights or other claims, which could seriously harm our business and require us to incur significant costs. In the past, we have been named as a defendant in securities class action and derivative lawsuits. We are generally obliged, to the extent permitted by law, to indemnify our current and former directors and officers who are named as defendants in these lawsuits. Defending against litigation may require significant attention and resources of management. Regardless of the outcome, such litigation could result in significant legal expenses.

We may also be subject to employment claims in connection with employee terminations. In addition, companies in our industry whose employees accept positions with us may claim that we have engaged in unfair hiring practices. These claims may result in material litigation. We could incur substantial costs defending ourselves or our employees against those claims, regardless of their merits. In addition, defending ourselves from those types of claims could divert our management's attention from our operations. The cost of employment claims may also increase as a result of our increasing international expansion.

If we are a party to material litigation and if the defenses we claim are ultimately unsuccessful, or if we are unable to achieve a favorable settlement, we could be liable for large damage awards that could have a material adverse effect on our business and consolidated financial statements.

***We may face risks associated with our international expansion that could impair our ability to grow our international revenues. If we fail to manage the operational and financial risks associated with our international operations, it could have a material adverse effect on our business and consolidated financial statements.***

We have expanded, and expect to continue to expand, our operations in international and emerging markets. International operations are a significant part of our business, and such operations will continue to require significant management attention and financial resources to successfully develop direct and indirect international sales and support channels. In addition, our international operations are subject to other inherent risks, including:

- reliance on channel partners;
- greater difficulty collecting accounts receivable and longer collection cycles;
- difficulties and costs of staffing and managing international operations;
- impacts of differing technical standards outside the United States;
- compliance with international trade, customs and export control regulations;
- reduced protection for intellectual property rights in some countries;
- foreign government regulations limiting or prohibiting potential sales or increasing the cost of doing business in such markets, including reversals or delays in the opening of foreign markets to new competitors or the introduction of new technologies;
- challenging pricing environments in highly competitive new markets;
- foreign currency exchange controls, restrictions on repatriation of cash and changes in currency exchange rates;
- potentially adverse tax consequences; and
- political, social and economic instability, including as a result of the current fragility of global financial markets, concerns regarding European sovereign debt, health pandemics or epidemics and/or acts of war or terrorism.

Our international revenue, both as a percentage of total revenue and absolute dollars, may vary from one period to the next, and accordingly, current data may not be indicative of future periods. If we are unable to support our business operations in international and emerging markets, or their further expansion, while balancing the higher operational and financial risks associated with these markets, our business and consolidated financial statements could be harmed.

In addition, we may not be able to develop international market demand for our products, which could impair our ability to grow our revenues. In many international markets, long-standing relationships between potential customers and their local suppliers and protective regulations, including local content requirements and approvals, create barriers to entry. We have limited experience marketing, distributing and supporting our products in certain international locations and, to do so, we expect that we will need to develop versions of our products that comply with local standards. Moreover, difficulties in foreign financial markets and economies and of foreign financial institutions, particularly in emerging markets, could adversely affect demand from customers in the affected countries.

***We depend upon five contract manufacturers and any disruption in these relationships may cause us to fail to meet the demands of our customers and damage our customer relationships. Additionally, in the event we elect to consolidate and/or change any of our manufacturers, qualifying a new contract manufacturer to commence commercial scale production or consolidating to a reduced number of contract manufacturers are expensive and time-consuming activities and could affect our business.***

While we currently work with five contract manufacturers, we primarily rely upon one large global manufacturer to assemble our products according to our specifications and to fulfill orders on a timely basis. Reliance on a third-party manufacturer involves a number of risks, including a lack of control over the manufacturing process, inventory management and the potential absence or unavailability of adequate capacity. We do not have the internal manufacturing capabilities to meet our customers' demands. Any difficulties or failures to perform by our contract manufacturers could cause delays in customer product shipments or otherwise negatively affect our results of operations.

While we have switched from one single-source manufacturer to another in 2009 as well as in 2011 without any supply disruptions during either of these transitions, any future changes to or consolidations of our current contract manufacturers could lead to material shortages or delays in the supply of our products. In the event we elect to consolidate and/or change any of our manufacturers, qualifying a new contract manufacturer to commence commercial scale production or consolidating to a reduced number of contract manufacturers are expensive and time-consuming activities and could result in a significant interruption in the supply of our products. If a change in contract manufacturers results in delays in our fulfillment of customer orders or if a contract manufacturer fails to make timely delivery of orders, we may lose revenues and suffer damage to our customer relationships.

***We and our contract manufacturers rely on single or limited sources for supply of some components of our products and if we fail to adequately predict our manufacturing requirements or if our supply of any of these components is disrupted, we will be unable to ship our products.***

We and our contract manufacturers currently purchase several key components of our products, including commercial digital signal processors, from single or limited sources. Single-source and limited source manufacturing arrangements are of a nature that ordinarily accompanies the type of business we conduct. Nevertheless, depending upon the component, there may or may not be alternative sources of substitutes. We purchase these components on a purchase order basis. If we overestimate our component and finished goods requirements, we could have excess inventory, which would increase our costs. If we underestimate our requirements, we may not have an adequate supply, which could interrupt manufacturing of our products and result in delays in shipments and revenues. Additionally, if any of our contract manufacturers underestimates our requirements, they may not have an adequate supply, which could interrupt manufacturing of our products and result in delays in shipments. If any of our sole or limited source suppliers experiences capacity constraints, work stoppages or other reductions or disruptions in output, they may not be able to meet, or may choose not to meet, our delivery schedules. Moreover, we have agreed to compensate our contract manufacturers in the event of termination or cancellation of orders, discontinuance of product or excess material.


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We currently do not have long-term supply contracts with our component suppliers and they are not required to supply us with products for any specified periods, in any specified quantities or at any set price, except as may be specified in a particular purchase order. In the event of a disruption or delay in supply, or inability to obtain products, we may not be able to develop an alternate source in a timely manner or at favorable prices, or at all. While we regularly monitor our inventory of supplies, a failure to find acceptable alternative sources could hurt our ability to deliver high-quality products to our customers and negatively affect our operating margins.

Reliance on our suppliers exposes us to potential supplier production difficulties, quality variations and unforeseen price increases. Our customers rely upon our ability to meet committed delivery dates, and any disruption in the supply of key components would seriously adversely affect our ability to meet these dates and could result in loss of customers, harm to our ability to attract new customers, or legal action by our customers. Defense-expedite rated orders from the federal government, which by law receive priority, can also interrupt scheduled shipments to our other customers. Additionally, any unforeseen price increases could reduce our profitability or force us to increase our prices, which could result in a loss of customers or harm our ability to attract new customers and could have a material adverse effect on our consolidated financial statements.

Our customer contracts also generally allow customers to reschedule delivery dates or cancel orders within certain time frames before shipment without penalty and outside those times frames with a penalty. Because of these and other factors, there are risks of excesses or inadequate inventory that could negatively affect our expenses, revenue and earnings.

***The market for some of our products depends on the availability and demand for other vendors' products.***

Some of our products, particularly those addressing the unified communications market, are designed to function with other vendors' products. In these cases, demand for our products is dependent upon the availability, demand for, and sales of the other vendors' products, as well as the degree to which our products successfully interoperate with the other vendors' products and add value to the solution being provided to the customer. If the other vendors change the design of their products, delay the issuance of new releases, fail to adequately market their products, or are otherwise unsuccessful in building a market for their products, the demand for our products will be adversely affected.

***If we fail to hire and retain needed personnel, the implementation of our business plan could slow or our future growth could be jeopardized.***

Our business depends upon highly skilled technical, managerial, engineering, sales, marketing and customer support personnel. Competition for these personnel is intense, especially during times of economic recovery or growth. Any failure to hire, assimilate in a timely manner and retain needed qualified personnel, particularly engineering and sales personnel, could impair our growth and make it difficult to meet key objectives, such as timely and effective product introductions.

Our future success depends upon the continued services of our executive officers who have critical industry experience and relationships that we rely on to implement our business plan. With the exception of certain key employees based in the European Union, none of our officers or key employees is bound by an employment agreement for any specific term. The loss of the services of any of our officers or key employees could delay the development and introduction of, and negatively impact our ability to sell, our products and achieve our business objectives.

We had two executive departures in fiscal 2012: the departures of our Senior Vice President of Engineering and Chief Technology Officer in August 2012 and our Vice President of Human Resources in September 2012. We had three executive departures in fiscal 2011: the departure of our Chief Financial Officer and our Vice President of Product Operations, both in August 2011, and the departure of our Vice President of Engineering and Chief Architect in April 2011. While we have since hired replacements, there is always a risk of uncertainty and instability relating to our ability to find highly qualified successors for certain executive positions and to transition the duties and responsibilities of any departing key executive in an orderly manner.

***We test our products before they are deployed. However, because our larger scale products are sophisticated and designed to be deployed in complex environments, they may have errors or defects that we find only after full deployment, which could seriously harm our business.***

Our larger scale products are sophisticated and are designed to be deployed in large and complex networks. We test our products before they are deployed. However, because of the nature of our products, they can only be fully tested when substantially deployed in very large networks with high volumes of traffic. Some of our customers may discover errors or defects in the software or hardware, or the products may not operate as expected after full deployment. As we continue to expand our distribution channel through distributors and resellers, we will need to rely on and support their service and support organizations. If we are unable to fix errors or other performance problems that may be identified after full deployment of our products, we could experience:

- loss of, or delay in, revenues or increased expense;
- loss of customers and market share;
- failure to attract new customers or achieve market acceptance for our products;
- increased service, support and warranty costs and a diversion of development resources; and/or
- costly and time-consuming legal actions by our customers.

***If we are not able to obtain necessary licenses or on-going maintenance and support of third-party technology at acceptable prices, on acceptable terms, or at all, it could harm our operating results or business.***

We have incorporated third-party licensed technology, including open source software, into our current products. From time to time, we may be required to license additional technology from third parties to develop new products or product enhancements. Third-party licenses and on-going maintenance and support may not be available or continue to be available to us on commercially reasonable terms or may be available to us but only at significantly escalated pricing. Additionally, we may not be able to replace the functionality provided by third-party software currently offered with our products if that software becomes obsolete, defective or incompatible with future versions of our products or is not adequately maintained or updated. The inability to maintain or re-license any third-party licenses required in our current products or to obtain any new third-party licenses to develop new products and product enhancements could require us to obtain substitute technology of lower quality or performance standards or at greater cost, and delay or prevent us from making these products or enhancements, any of which could seriously harm the competitiveness of our products. Any significant interruption in the availability of these third-party software products or defects in these products could harm our sales unless and until we can secure an alternative source. Although we believe there are adequate alternate sources for the technology licensed to us, such alternate sources may not provide us with the same functionality as that currently provided to us.

***Because our larger scale products are deployed in large, complex networks around the world, failure to establish a support infrastructure and maintain required support levels could seriously harm our business.***

Our larger scale products are deployed in large and complex networks around the world. Our customers expect us to establish a support infrastructure and maintain demanding support standards to ensure that their networks maintain high levels of availability and performance. To continue to support our customers with these larger scale products, our support organization will need to provide service and support at a high level throughout the world. If we are unable to provide the expected level of support and service to our customers, we could experience:

- loss of customers and market share;
- failure to attract new customers in new geographies;

- increased service, support and warranty costs and a diversion of development resources; and/or
- network performance penalties.

***A portion of our revenue is generated from government sales, which is a new line of business for us due to our recent acquisition of NET. Disruptions to, or our failure to effectively develop, manage and maintain our government customer relationships could adversely affect our ability to generate revenue from the sales of certain of our products. Further, such government sales are subject to potential delays and cutbacks, require specific testing efforts, and impose significant compliance obligations.***

A portion of our total revenue from product sales comes from contracts with governmental agencies. Most of these contracts do not include long-term purchase commitments. Government sales is a new line of business for us due to the recent acquisition of NET, and disruptions to, or our failure to effectively develop, manage and maintain our government customer relationships could adversely affect our ability to generate revenue from the sales of our products.

A majority of NET's historical government sales have involved the Promina product, for which sales have declined substantially in recent periods. While governmental agencies have purchased and are evaluating some of our new products for broader deployment, this new line of business may not develop quickly or be sufficient to offset future declines in sales of the Promina product. Spending by government customers fluctuates based on budget allocations and the timely passage of the annual federal budget. An impasse in federal government budget decisions could lead to substantial delays or reductions in federal spending. During 2011, the U.S. federal government was unable to reach agreement on budget reduction measures required by the Budget Control Act of 2011 (the "Budget Act"). Unless Congress and the Administration take further action, the Budget Act will trigger automatic reductions in both defense and discretionary spending in March 2013. The resulting automatic across-the-board budget cuts in sequestration would likely cause a substantial reduction in revenues from our federal government customers.

The federal government has issued specific requirements for IP networking products to incorporate a technology referred to as "IPv6" and requires products destined for use in military applications be certified by the Joint Interoperability Test Command ("JITC"). If we are unable to complete development efforts necessary to support IPv6 within the timeframes required by the federal government or are unable to obtain JITC certifications as needed, our government sales, and hence our revenue and results of operations, may suffer.

A substantial portion of the revenue generated from our government customers is based on our contract with the General Services Administration ("GSA"). This contract imposes significant compliance and reporting obligations on us. The contract also establishes a fixed price under which government customers may purchase our products and provides for automatic mandatory price reductions upon certain events. In addition, the GSA can impose financial penalties for non-compliance.

***Consolidation in the telecommunications industry could harm our business.***

The telecommunications industry has experienced consolidation and we expect this trend to continue. Consolidation among our customers may cause delays or reductions in capital expenditure plans and/or increased competitive pricing pressures as the number of available customers declines and the relative purchasing power of customers increases in relation to suppliers. Any of these factors could adversely affect our business.

***We are exposed to the credit risk of some of our customers and to credit exposures in fragile financial markets, which could result in material losses.***

Due to our reliance on significant customers, we are dependent on the continued financial strength of our customers. If one or more of our significant customers experience financial difficulties, it could result in uncollectable accounts receivable and our loss of significant customers and anticipated service revenue.

Most of our sales are on an open credit basis, with typical payment terms of 30 to 45 days. We monitor individual customer payment capability in granting such open credit arrangements, seek to limit such open credit to amounts we believe our customers can pay and maintain reserves we believe are adequate to cover exposure for doubtful accounts. However, there can be no assurance that our open credit customers will pay the amounts they owe to us or that the reserves we maintain will be adequate to cover such credit exposure. Our customers' failure to pay and/or our failure to maintain sufficient reserves could have a material adverse effect on our consolidated financial statements. Additionally, in the event that turmoil in the credit markets makes it more difficult for some customers to obtain financing, those customers' ability to pay could be adversely impacted, which in turn could have a material adverse impact on our business and consolidated financial statements.

A portion of our sales is derived through our distributors. As distributors tend to have more limited financial resources than other resellers and end-user customers, they generally represent sources of increased credit risk.

***The hardware products that we purchase from our third-party vendors have life cycles, and some of those products have reached the end of their life cycles. If we are unable to correctly estimate future requirements for these products, it could harm our operating results or business.***

Some of the hardware products that we purchase from our third-party vendors have reached the end of their life cycles. It may be difficult for us to maintain appropriate levels of the discontinued hardware to adequately ensure that we do not have a shortage or surplus of inventory of these products. If we do not correctly forecast the demand for such hardware, we could have excess inventory and may need to write off the costs related to such purchases. The write-off of surplus inventory could materially and adversely affect our operating results. However, if we underestimate our forecast and our customers place orders to purchase more products than are available, we may not have sufficient inventory to support their needs. If we are unable to provide our customers with enough of these products, it could make it difficult to retain certain customers, which could have a material and adverse effect on our business.

***Man-made problems, such as computer viruses, hacking or terrorism, and natural disasters may disrupt our operations and harm our operating results.***

Despite our implementation of network security measures, our servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems. Any attack on our servers could have a material adverse effect on our business and consolidated financial statements. Additionally, the information systems of our customers could be compromised due to computer viruses, break-ins and hacking, which could lead to unauthorized tampering with our products and may result in, among other things, the disruption of our customers' business, errors or defects occurring in the software due to such unauthorized tampering, and our products not operating as expected after such unauthorized tampering. Such consequences could affect our reputation and have a material adverse effect on our business and consolidated financial statements. Efforts to limit the ability of malicious third parties to disrupt the operations of the Internet or undermine our own security efforts may be met with resistance. In addition, the continued threat of terrorism and heightened security and military action in response to this threat, or any future acts of terrorism, may cause further disruptions to the economies of the United States and other countries and create further uncertainties or otherwise materially harm our business and consolidated financial statements. Likewise, events such as work stoppages or widespread blackouts could have similar negative impacts. Such disruptions or uncertainties could result in delays or cancellations of customer orders or the manufacture or shipment of our products and have a material adverse effect on our business and consolidated financial statements.

Natural catastrophic events, such as earthquakes, fire, floods, or tornadoes, may also affect our or our customers' operations and could have a material adverse effect on our business. Moreover, one of our offices is located in the Silicon Valley area of Northern California, a region known for seismic activity. These facilities are located near the San Francisco Bay where the water table is quite close to the surface and where tenants in nearby facilities have experienced water intrusion problems. A significant natural disaster, such as an earthquake or flood, could have a material adverse effect on our business in this location.

***A breach of the security of our information systems or those of our third-party providers could adversely affect our operating results.***

We rely upon the security of our information systems and, in certain circumstances, those of our third-party providers, such as vendors, consultants and contract manufacturers, to protect our proprietary information and information of our customers. Despite our security procedures and those of our third-party providers, our information systems and those of our third-party service providers may be vulnerable to threats such as computer hacking, cyber-terrorism or other unauthorized attempts by third parties to access, modify or delete our or our customers' proprietary information. Information technology system failures, including a breach of our or our third-party providers' data security measures, or the theft or loss of laptops, other mobile devices or electronic records used to back up our systems or our third-party providers' systems, could result in an unintentional disclosure of customer, employee or our information or otherwise disrupt our ability to function in the normal course of business by potentially causing, among other things, delays in the fulfillment or cancellation of customer orders or disruptions in the manufacture or shipment of products or delivery of services, any of which could have a material adverse effect on our operating results. Such consequences could be exacerbated if we or our third party providers are unable to adequately recover critical systems following a systems failure.

***Failure or circumvention of our controls and procedures could impair our ability to report accurate financial results and could seriously harm our business.***

Even an effective internal control system, no matter how well designed, has inherent limitations—including the possibility of the circumvention or overriding of controls—and therefore, can provide only reasonable assurance with respect to financial statement preparation. The failure or circumvention of our controls, policies and procedures could impair our ability to report accurate financial results and could have a material adverse effect on our business and consolidated financial statements.

***Any changes to existing accounting pronouncements or taxation rules or practices may cause adverse fluctuations in our reported results of operations or affect how we conduct our business.***

A change in accounting pronouncements or taxation rules or practices can have a significant effect on our reported results and may affect our reporting of transactions completed before the change is effective. New accounting pronouncements, taxation rules and varying interpretations of accounting pronouncements or taxation rules have occurred in the past and may occur in the future. The change to existing rules, future changes, if any, or the need for us to modify a current tax position may adversely affect our reported financial results or the way we conduct our business. For example, a new revenue recognition standard and the International Accounting Standards Board and Financial

Accounting Standards Board joint project on lease accounting are both expected to be finalized in 2013 and, if ratified, could be effective for companies as early as 2015, and could have a material impact on our consolidated financial statements.

***Changes in our business strategy related to product and maintenance offerings and pricing could affect revenue recognition.***

Our business strategy and competition within the industry could exert pricing pressure on our maintenance offerings. Changes in our product or maintenance offerings or packages and related pricing could affect the amount of revenue recognized in a reporting period.

***If our goodwill or intangible assets become impaired, we may be required to record a significant charge to earnings.***

Under generally accepted accounting principles, we review our intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Our intangible assets increased by approximately $17 million as a result of our acquisition of NET. Goodwill, which increased by approximately $29 million as a result of our acquisition of NET, is tested for impairment at least annually. Factors that may be considered a change in circumstances indicating that the carrying value of our goodwill or intangible assets may not be recoverable include significant underperformance relative to plan or long-term projections, strategic changes in business strategy, significant negative industry or economic trends, significant change in circumstances relative to a large customer, significant decline in our stock price for a sustained period and decline in our market capitalization to below net book value.

***Failure by our strategic partners or by us in integrating products provided by our strategic partners could harm our business.***

Our solutions include the integration of products supplied by strategic partners, who offer complementary products and services. We rely on these strategic partners in the timely and successful deployment of our solutions to our customers. If the products provided by these partners have defects or do not operate as expected, if the services provided by these partners are not completed in a timely manner, or if we do not effectively integrate and support products supplied by these strategic partners, then we may have difficulty with the deployment of our solutions that may result in:


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- loss of, or delay in, revenues;
- increased service, support and warranty costs and a diversion of development resources; and
- network performance penalties.

In addition to cooperating with our strategic partners on specific customer projects, we also may compete in some areas with these same partners. If these strategic partners fail to perform or choose not to cooperate with us on certain projects, in addition to the effects described above, we could experience:

- loss of customers and market share; and
- failure to attract new customers or achieve market acceptance for our products.

***Our use and reliance upon research and development resources in India may expose us to unanticipated costs and/or liabilities.***

We have a significant research and development center in Bangalore, India and, in recent years, have increased headcount and development activity at this facility. The employees at this facility consist principally of research and development personnel. There is no assurance that our reliance upon development resources in India will enable us to achieve meaningful cost reductions or greater resource efficiency. Further, our development efforts and other operations in India involve significant risks, including:

- difficulty hiring and retaining appropriate engineering and management resources due to intense competition for such resources and resulting wage inflation;
- knowledge transfer related to our technology and resulting exposure to misappropriation of intellectual property or information that is proprietary to us, our customers and other third parties;
- heightened exposure to changes in economic, security and political conditions in India; and
- fluctuations in currency exchange rates and tax compliance in India.

Difficulties resulting from the factors noted above and other risks related to our operations in India could increase our expenses, impair our development efforts, harm our competitive position and damage our reputation.

***We are exposed to fluctuations in currency exchange rates that could negatively impact our financial results and cash flows.***

Because a portion of our business is conducted outside the United States, we face exposure to adverse movements in foreign currency exchange rates. These exposures may change over time as business practices evolve, and they could have a material adverse impact on our financial results and cash flows. An increase in the value of the dollar could increase the real cost to our customers of our products in those markets outside the United States where we often sell in dollars, and a weakened dollar could increase the cost of local operating expenses and procurement of raw materials from sources outside the United States.

***Failure to comply with the Foreign Corrupt Practices Act or the UK Bribery Act could subject us to significant civil or criminal penalties.***

We earn a significant portion of our total revenues from international sales generated through our foreign direct and indirect operations. As a result, we are subject to the Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, and the UK Bribery Act of 2010, or the UKBA, which are laws that prohibit bribery in the conduct of business. The FCPA generally prohibits U.S. companies and their intermediaries from making corrupt payments to foreign officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment, and requires companies to maintain adequate record-keeping and internal accounting practices to accurately reflect the transactions of the company. The FCPA applies to companies, individual directors, officers, employees and agents. The UKBA is much broader and prohibits all bribery, in both the public and private sectors. Although the UKBA does not contain a separate financial records provision, such a requirement is captured under other UK legislation. Under the FCPA and the UKBA, U.S. companies, their subsidiaries, employees, senior officers and/or directors may be held liable for actions taken by strategic or local partners or representatives. In addition, the U.S. government or the UK government, as applicable, may seek to hold us liable for successor liability violations committed by companies in which we acquire. If we or our intermediaries fail to comply with the requirements of the FCPA and the UKBA, governmental authorities in the United States and the United Kingdom, as applicable, could seek to impose civil and/or criminal penalties, which could have a material adverse effect on our reputation and consolidated financial statements.

***Compliance with new regulations regarding the use of conflict minerals may disrupt our operations and harm our operating results.***

In August 2012, under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the Securities and Exchange Commission adopted new requirements for companies that user certain minerals and derivative metals (referred to as "conflict minerals" regardless of their actual country of origin) in their products. These metals, which include tantalum, tin, gold and tungsten, are central to the technology industry and are present in our products as component parts. These requirements will require us to investigate and disclose whether or not the conflict minerals that are used in our products originated from the Democratic Republic of the Congo or adjoining countries. There will be costs associated with these investigation and disclosure requirements, in addition to the potential costs of remediation and other changes to products, processes or sources of supply as a consequence of such activities. In addition, the implementation of these rules could adversely affect the sourcing, supply and pricing of materials used in our products. Also, we may face reputational challenges if we are unable to sufficiently verify the origins for all conflict minerals used in our products through the procedures we may implement or if we are unable to replace any conflict minerals used in our products that are sourced from the Democratic Republic of the Congo or adjoining countries, as there may not be any acceptable alternative sources of the conflict minerals in question or alternative materials that have the properties we need for our products. We may also encounter challenges to satisfy those customers who require that all of the components of our products be certified as conflict-free. If we are not able to meet customer requirements, customers may choose to disqualify us as a supplier and we may have to write off inventory in the event that it cannot be sold. These changes could also have an adverse impact in our ability to manufacture and market our products.

***We are subject to governmental export and import controls that could subject us to liability, require a license from the U.S. government or impair our ability to compete in international markets.***

Our products are subject to U.S. export controls and may be exported outside the United States only with the required level of export license or through an export license exception because we incorporate encryption technology into our products. Under these laws and regulations, we are responsible for obtaining all necessary licenses or other approvals, if required, for exports of hardware, software and technology, as well as the provision of service. Obtaining export licenses can be difficult and time-consuming, and in some cases a license may not be available on a timely basis or at all.


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In addition, various countries regulate the import of certain encryption technology and have enacted laws that could limit our ability to distribute our products or our customers' ability to implement our products in those countries. Changes in our products or changes in export and import regulations may create delays in the introduction of our products in international markets, prevent our customers with international operations from deploying our products throughout their global systems or, in some cases, prevent the export or import of our products to certain countries altogether. Any change in export or import regulations or related legislation, shift in approach to the enforcement or scope of existing regulations or change in the countries, persons or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential customers with international operations. Any decreased use of our products or limitation on our ability to export or sell our products would likely have a material adverse effect on our business and consolidated financial statements.

With the acquisition of NET in August 2012, we acquired a subsidiary that may have exported or re-exported certain of its products in violation of U.S. export laws. NET learned of these potential violations in its fiscal year ended March 25, 2011. Consequently, NET launched an internal investigation of its export-related activities, and reported the results of the investigation to the U.S. government. In June 2012, the U.S. government, through the Bureau of Information Security and Office of Foreign Assets Control closed its investigation with no penalty.

***Regulation of the telecommunications industry could harm our operating results and future prospects.***

The telecommunications industry is highly regulated and our business and financial condition could be adversely affected by changes in the regulations relating to the telecommunications industry. Currently, there are few laws or regulations that apply directly to access to or delivery of voice services on IP networks. We could be adversely affected by regulation of IP networks and commerce in any country where we operate, including the United States. Such regulations could include matters such as voice over the Internet or using Internet protocol, encryption technology, and access charges for service providers. The adoption of such regulations could decrease demand for our products, and at the same time increase the cost of selling our products, which could have a material adverse effect on our business and consolidated financial statements.

### Item 1B. Unresolved Staff Comments

None.

### Item 2. Properties

Our corporate headquarters is located in a leased facility in Westford, Massachusetts, consisting of 97,500 square feet under a lease that expires in August 2018. In addition to our corporate headquarters, we maintained, as of December 31, 2012, the following active facilities:

| Location | Principal use | Square footage (approximate) | Lease expiration |
|---|---|---|---|
| Fremont, California | Sales and customer support | 97,700 | December 2016* |
| Bangalore, India | Engineering/development | 78,500 | February 2016 |
| Dulles, Virginia | Sales and customer support | 26,800 | April 2013 |
| Richardson, Texas | Customer support | 23,700 | January 2015 |
| Freehold, New Jersey | Engineering/development | 16,500 | December 2017 |
| Swindon, United Kingdom | Engineering/development | 7,400 | June 2013 |
| Tokyo, Japan | Sales and customer support | 7,200 | September 2013 |
| Staines, United Kingdom | Sales and customer support | 6,400 | July 2013 |
| Schaumburg, Illinois | Engineering/development | 4,700 | July 2013 |

* 2012 restructuring charges included charges related to approximately two-thirds of this facility.

As of December 31, 2012, we also leased short-term office space in Australia, China, Colorado, Czech Republic, France, Germany, Hong Kong, Malaysia, Mexico, Singapore, Spain, Taiwan and the United Arab Emirates. We believe our existing facilities are adequate for our current needs and that suitable additional space will be available as needed.

### Item 3. Legal Proceedings

We are often a party to disputes and legal proceedings that we consider routine and incidental to our business. Management does not expect the results of any of these actions to have a material effect on our business or consolidated financial statements.

### Item 4. Mine Safety Disclosures

Not applicable.

## PART II

### Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

### Market Information

Our common stock is quoted on the NASDAQ Global Select Market under the symbol "SONS".

The following table sets forth, for the time periods indicated, the high and low sale prices of our common stock as reported on the NASDAQ Global Select Market.

| | High | Low |
|---|---|---|
| **Fiscal 2012** | | |
| First quarter | $3.11 | $2.35 |
| Second quarter | $3.00 | $2.01 |
| Third quarter | $2.23 | $1.56 |
| Fourth quarter | $1.96 | $1.36 |
| **Fiscal 2011** | | |
| First quarter | $4.16 | $2.69 |
| Second quarter | $4.06 | $2.72 |
| Third quarter | $3.42 | $2.00 |
| Fourth quarter | $2.79 | $1.97 |

### Holders

At February 15, 2013, there were approximately 526 holders of record of our common stock.

### Dividend Policy

We have never declared or paid cash dividends and have no present intention to pay cash dividends in the foreseeable future.

### Recent Sales of Unregistered Securities

None.

### Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We have not announced any current plans or programs to repurchase shares of our common stock. However, upon vesting of restricted stock awards, our employees are permitted to return to us a portion of the newly vested shares to satisfy the tax withholding obligations that arise in connection with such vesting. The following table summarizes repurchases of our common stock during the fourth quarter of fiscal 2012, which represent shares returned to satisfy tax withholding obligations:

| Period | Total Number of Shares Purchased | Average Price Paid per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs | Approximate Dollar Value of Shares that May Yet be Purchased Under the Plans or Programs |
|---|---|---|---|---|
| September 29, 2012 to October 25, 2012 | 69,410 | $1.89 | — | — |
| October 26, 2012 to November 23, 2012 | 12,165 | $1.80 | — | — |
| November 24, 2012 to December 31, 2012 | 10,678 | $1.71 | — | — |
| Total | 92,253 | $1.86 | — | — |

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**Performance Graph**

The following performance graph compares the cumulative total return to stockholders for our common stock for the period from December 31, 2007 through December 31, 2012 with the cumulative total return over the same period on the NASDAQ Composite Index and the NASDAQ Telecommunications Index. The comparison assumes an investment of $100 on December 31, 2007 in our common stock and in each of the indices and, in each case, assumes reinvestment of all dividends, if any. The performance shown is not necessarily indicative of future performance.

This graph is not deemed to be "filed" with the SEC or subject to the liabilities of Section 18 of the Exchange Act, and should not be deemed to be incorporated by reference into any of our prior or subsequent filings under the Securities Act or the Exchange Act.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Sonus Networks, Inc., the NASDAQ Composite Index
and the NASDAQ Telecommunications Index
$120
$110
$100
$90
$80
$70
$60
$50
$40
$30
$20
Index Value
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12
Period Ending
Sonus Networks, Inc.
NASDAQ Composite
NASDAQ Telecommunications


*$100 invested on 12/31/07 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

| | December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 |
| Sonus Networks, Inc. | $100.00 | $27.10 | $36.19 | $45.80 | $41.17 | $ 29.16 |
| NASDAQ Composite | $100.00 | $59.03 | $82.25 | $97.32 | $98.63 | $110.78 |
| NASDAQ Telecommunications | $100.00 | $57.58 | $72.97 | $86.05 | $90.30 | $ 89.62 |

## ITEM 6. SELECTED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 10-K.

| Consolidated Statement of Operations Data (In thousands, except per share amounts) | Year ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2012(1) | 2011 | 2010 | 2009 | 2008(2) |
| Revenue: | | | | | |
| Product | $153,326 | $154,373 | $146,583 | $136,276 | $ 203,387 |
| Service | 100,808 | 105,323 | 102,724 | 91,220 | 109,758 |
| Total revenue | 254,134 | 259,696 | 249,307 | 227,496 | 313,145 |
| Cost of revenue: | | | | | |
| Product | 58,109 | 57,929 | 48,163 | 38,893 | 74,274 |
| Service | 53,431 | 55,646 | 47,992 | 44,467 | 56,020 |
| Total cost of revenue | 111,540 | 113,575 | 96,155 | 83,360 | 130,294 |
| Gross profit | 142,594 | 146,121 | 153,152 | 144,136 | 182,851 |
| Operating expenses: | | | | | |
| Research and development | 67,341 | 64,410 | 62,786 | 59,864 | 73,098 |
| Sales and marketing | 76,341 | 59,279 | 51,033 | 48,929 | 74,364 |
| General and administrative | 34,283 | 34,957 | 49,391 | 43,217 | 62,045 |
| Litigation settlement, net of insurance recovery | — | — | — | — | 19,100 |
| Impairment of intangible assets | — | — | — | — | 2,727 |
| Acquisition-related expense | 5,496 | — | — | — | — |
| Restructuring expense | 7,675 | — | 1,501 | 3,510 | 702 |
| Total operating expenses | 191,136 | 158,646 | 164,711 | 155,520 | 232,036 |
| Loss from operations | (48,542) | (12,525) | (11,559) | (11,384) | (49,185) |
| Interest and other income, net | 814 | 1,287 | 1,561 | 3,993 | 12,710 |
| Loss from continuing operations before income taxes | (47,728) | (11,238) | (9,998) | (7,391) | (36,475) |
| Income tax (provision) benefit | (2,441) | (1,465) | (693) | 2,459 | (79,675) |
| Loss from continuing operations | (50,169) | (12,703) | (10,691) | (4,932) | (116,150) |
| Loss from discontinued operations | — | — | — | — | (4,491) |
| Loss on sale of discontinued operations | — | — | — | — | (741) |
| Net loss | $(50,169) | $(12,703) | $(10,691) | $ (4,932) | $(121,382) |
| Loss per share: | | | | | |
| Basic: | | | | | |
| Continuing operations | $ (0.18) | $ (0.05) | $ (0.04) | $ (0.02) | $ (0.43) |
| Discontinued operations | — | — | — | — | (0.02) |
| | $ (0.18) | $ (0.05) | $ (0.04) | $ (0.02) | $ (0.45) |
| Diluted: | | | | | |
| Continuing operations | $ (0.18) | $ (0.05) | $ (0.04) | $ (0.02) | $ (0.43) |
| Discontinued operations | — | — | — | — | (0.02) |
| | $ (0.18) | $ (0.05) | $ (0.04) | $ (0.02) | $ (0.45) |
| Shares used to compute loss per share: | | | | | |
| Basic | 280,090 | 278,540 | 275,470 | 273,730 | 271,477 |
| Diluted | 280,090 | 278,540 | 275,470 | 273,730 | 271,477 |

| Consolidated Balance Sheet Data (In thousands) | December 31, | | | | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2009 | 2008 |
| Cash and cash equivalents | $ 88,004 | $105,451 | $ 62,501 | $125,323 | $122,207 |
| Short-term marketable securities | $161,905 | $224,090 | $258,831 | $239,223 | $180,786 |
| Long-term investments | $ 29,698 | $ 55,427 | $ 87,087 | $ 49,598 | $ 84,965 |
| Working capital | $285,328 | $336,619 | $323,477 | $352,409 | $327,088 |
| Total assets | $471,260 | $504,715 | $555,954 | $540,737 | $535,585 |
| Long-term deferred revenue, net of current portion | $ 11,647 | $ 11,601 | $ 42,811 | $ 25,242 | $ 37,991 |
| Long-term convertible subordinated note | $ 2,380 | $ — | $ — | $ — | $ — |
| Other long-term liabilities, net of current portion | $ 5,706 | $ 3,599 | $ 4,138 | $ 1,127 | $ 1,865 |
| Total stockholders' equity | $376,046 | $415,301 | $418,956 | $414,238 | $406,435 |

(1) Includes the results of operations of Network Equipment Technologies, Inc. for the period subsequent to its acquisition by the Company on August 24, 2012.

(2) Includes the results of operations of Atreus Systems, Inc. for the period subsequent to its acquisition by the Company on April 18, 2008 and $88.4 million of income tax expense related to the recording of a valuation allowance on certain deferred tax assets.

10-K

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

### Overview

We are a leading provider of networked solutions for communications service providers (e.g., telecommunications, wireless and cable service providers) and enterprises to help them advance, protect and unify their communications and improve collaboration. Our products include session border controllers, Session Initiation Protocol ("SIP") session management servers, Voice over IP ("VoIP") switches, SIP application servers, multiprotocol signaling gateways and network analytics tools. Our solutions address the need for communications service providers and enterprises to seamlessly link and leverage multivendor, multiprotocol communications systems and applications across their networks, around the world and in a rapidly changing ecosystem of IP-enabled devices such as smartphones and tablets.

Currently, we sell our products principally through a direct sales force in the United States, Europe, Asia-Pacific and the Middle East. We continue to expand our presence into new geographies and markets through our relationships with regional channel partners. In May 2012, we implemented our indirect sales channel program, which is focused primarily on enterprise customers, to capture a larger percentage of the Session Border Controller ("SBC") and Unified Communications markets.

Our target customers are comprised of both communications service providers and enterprises. Customers and prospective customers in the service provider space are traditional and emerging communications service providers, including long distance carriers, local exchange carriers, Internet service providers, wireless operators, cable operators, international telephone companies and carriers that provide services to other carriers. Enterprise customers and target enterprise customers include financial institutions, retailers, state and local governments and other multinational corporations. We collaborate with our customers to identify and develop new, advanced services and applications that can help to reduce costs, improve productivity and generate new revenue.

We continue to focus on the key elements of our strategy, which is designed to capitalize on our technology and market lead, and build a premier franchise in multimedia infrastructure solutions. We are currently focusing our major efforts on the following aspects of our business:

- expanding our solutions to address emerging Unified Communication and IP-based markets, such as SBC, in the enterprise and service provider markets;
- embracing the principles outlined by 3GPP, 4GPP2 and LTE architectures and delivering the industry's most advanced IMS (IP Multimedia Subsystem)-ready SBC product suite;
- leveraging our TDM (time division multiplexing)-to-IP gateway technology leadership with service providers to accelerate adoption of SIP-enabled Unified Communication services;
- expanding and broadening our customer base by targeting the enterprise for SIP trunking and access solutions;
- assisting our customers' ability to differentiate themselves by offering a sophisticated application development platform and service creation environment;
- expanding our global sales distribution, marketing and support capabilities;
- actively contributing to the SIP standards definition and adoption process; and
- pursuing strategic transactions and alliances.

On August 24, 2012 (the "Acquisition Date"), we completed the acquisition of Network Equipment Technologies, Inc. ("NET"), a Delaware corporation, for a cash purchase price of $1.35 per share of outstanding NET common stock, or $41.5 million. We believe the acquisition of NET expands our SBC portfolio, opens new sales channels and adds a government installed base to our customer base. The financial results of NET are included in our financial results for the period subsequent to the acquisition.

In August 2012, we announced that we were implementing a restructuring initiative to streamline operations and reduce our operating costs. The restructuring plan resulted in a workforce reduction of approximately 150 people worldwide. In connection with this action, we recorded restructuring expense of $7.7 million, comprised of $4.2 million for the consolidation of certain facilities, $3.2 million for severance and related costs and $0.3 million for the write-off of assets associated with the reduced headcount and facilities consolidations.

We reported losses from operations of $48.5 million for fiscal 2012, $12.5 million for fiscal 2011 and $11.6 million for fiscal 2010. We reported net losses of $50.2 million in fiscal 2012, $12.7 million in fiscal 2011 and $10.7 million in fiscal 2010.

Our revenue was $254.1 million in fiscal 2012, $259.7 million in fiscal 2011 and $249.3 million in fiscal 2010. Our gross profit was $142.6 million in fiscal 2012, $146.1 million in fiscal 2011 and $153.2 million in fiscal 2010. Our gross profit as a percentage of revenue ("total gross margin") was 56.1% in fiscal 2012, 56.3% in fiscal 2011 and 61.4% in fiscal 2010. Our gross profit in fiscal 2012 was negatively impacted by the write-off of $7.1 million of prepaid royalties for licensed technology related to products from which we do not expect to derive future sales, which reduced our total gross margin by approximately three percentage points.

Our operating expenses were $191.1 million in fiscal 2012, compared to $158.6 million in fiscal 2011 and $164.7 million in fiscal 2010. Our fiscal 2012 operating expenses include $5.5 million of incremental acquisition-related costs in connection with the NET acquisition and $7.7 million of restructuring expense. Our fiscal 2011 operating expenses included $0.8 million of incremental costs related to the departure of our former Senior Vice President and Chief Financial Officer in August 2011 and $0.7 million of expense for the early termination of our lease in Freehold, New Jersey. Our fiscal 2010 operating expenses included $7.9 million of incremental costs in the aggregate related to the departures of our former President and Chief Executive Officer and our former Executive Vice President and Chief Operating Officer, as well as $1.5 million of restructuring expense.

We recorded stock-based compensation expense of $9.0 million in fiscal 2012, $7.9 million in fiscal 2011 and $15.3 million in fiscal 2010.

Lower portfolio yield on our investments, coupled with lower amounts invested in cash equivalents and marketable securities, resulted in lower interest income, which was also a factor in our current year net loss, as was higher interest expense related to the subordinated notes assumed in connection with the NET acquisition.

See "Results of Operations" in this Management's Discussion and Analysis of Financial Condition and Results of Operations for a discussion of these changes in our revenue and expenses.

Effective in fiscal 2012, we began to report the first, second and third quarters of each fiscal year on a 4-4-5 basis. In fiscal 2012, our first quarter ended on March 30, 2012, our second quarter ended on June 29, 2012 and our third quarter ended on September 28, 2012. Our fiscal year-end will continue to be December 31.

**Critical Accounting Policies and Estimates**

Management's discussion and analysis of the financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates and judgments on historical experience, knowledge of current conditions and beliefs of what could occur in the future given available information. We consider the following accounting policies to be both those most important to the portrayal of our financial condition and those that require the most subjective judgment. If actual results differ significantly from management's estimates and projections, there could be a material effect on our consolidated financial statements. The significant accounting policies that we believe are the most critical include the following:

- Revenue recognition;
- Valuation of inventory;
- Loss contingencies and reserves;
- Stock-based compensation;
- Business combinations;
- Goodwill and intangible assets; and
- Accounting for income taxes.

***Revenue Recognition.*** We recognize revenue from sales when persuasive evidence of an arrangement exists, delivery has occurred, the sale price is fixed or determinable, and collectability of the related receivable is probable. When we have future obligations, including a requirement to deliver additional elements that are essential to the functionality of the delivered elements or when customer acceptance is required, we defer revenue recognition and related costs until those obligations are satisfied. Likewise, when fees for products or services are not fixed and determinable, we defer the recording of receivables, deferred revenue and revenue until such time as the fees become due or are collected. We limit the amount of revenue recognition for delivered elements to the amount that is not contingent on the future delivery of products or services, future performance obligations, or subject to customer-specific return or refund provisions.

Revenue from maintenance and support services is generally recognized ratably over the service period. Maintenance revenue is deferred until the associated product is accepted by the customer and all other revenue recognition criteria have been met. Maintenance and support services include telephone support, return and repair support and unspecified rights to product upgrades and enhancements. Revenue from other professional services is typically recognized as the services are delivered if all other revenue recognition criteria have been met.

Our products typically have both software and non-software components that function together to deliver the products' essential functionality. Many of our sales involve multiple-element arrangements that include both software and hardware-related products, maintenance and various professional services. Effective January 1, 2011, we prospectively adopted the provisions of Accounting Standards Update ("ASU") 2009-14, *Software (Topic 985): Certain Revenue Arrangements That Include Software Elements* ("ASU 2009-14") and ASU 2009-13, *Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements* ("ASU 2009-13") for new and materially modified arrangements originating on or after January 1, 2011. ASU 2009-14 amends industry-specific revenue accounting guidance for software and software-related transactions to exclude from its scope tangible products containing software components and non-software components that function together to deliver the product's essential functionality. All stand-alone software components will continue to be accounted for under the software revenue recognition guidance in Accounting Standards Codification ("ASC") 985-605, *Software—Revenue Recognition* ("ASC 985-605").

For transactions entered into prior to January 1, 2011 and prospectively for software-only sales, we recognize revenue in accordance with ASC 985-605. Under this guidance, revenue for any undelivered elements that are considered not essential to the functionality of the product and for which vendor-specific objective evidence of fair value ("VSOE") has been established, is deferred and recognized upon delivery utilizing the residual method. If we do not have VSOE for each undelivered element we defer all revenue on the entire arrangement until VSOE is established or until such elements are delivered, provided that all other revenue criteria are met.

For transactions entered into subsequent to the adoption of ASU 2009-13 that include multiple elements, arrangement consideration is allocated to each element based on the relative selling prices of all of the elements in the arrangement using the fair value hierarchy as required by ASU 2009-13.

Consistent with the methodology under the previous accounting guidance, we establish VSOE based upon the price charged when the same element is sold separately or established by management having the relevant pricing authority. We have VSOE for our maintenance and support services and certain professional services. When VSOE exists it is used to determine the selling price of a deliverable. We have not been able to establish VSOE on any of our products and for certain of our services because we have not sold such products or services on a stand-alone basis, not priced such products or services within a narrow range, or had limited sales history.

When VSOE is not established, we attempt to establish the selling price of each element based on third-party evidence ("TPE"). Generally, our solution typically differs from that of our peers as there are no similar or interchangeable competitor products or services. Our various product and service offerings contain a significant level of customization and differentiation and therefore, comparable pricing of competitors' products and services with similar functionality cannot be obtained. Accordingly, we are not able to determine TPE for our products or services.

When we are unable to establish selling price using VSOE or TPE, we use estimated selling price ("ESP") in our allocation of arrangement consideration for the relevant deliverables. The objective of ESP is to determine the price at which we would transact a sale if a product or service was sold on a stand-alone basis. We determine ESP for our products and certain services by considering multiple factors including, but not limited to, overall market conditions, including geographic or regional-specific market factors, profit objectives and pricing practices for such deliverables. The determination of ESP is a formal process within the Company that includes review and approval by our management.

We sell the majority of our products directly to our end customers. For products sold to resellers and distributors with whom we have sufficient history regarding the potential for product returns or refunds or any form of concession, we recognize revenue on a sell-in basis. For all other resellers and distributors, we recognize revenue on a sell-through basis.

***Valuation of Inventory.*** We review inventory for both potential obsolescence and potential loss of value periodically. In this review, we make assumptions about the future demand for and market value of the inventory and, based on these assumptions, estimate the amount of any excess, obsolete or slow-moving inventory.

We write down our inventories if they are considered to be obsolete or at levels in excess of forecasted demand. In these cases, inventory is written down to estimated realizable value based on historical usage and expected demand. Inherent in our estimates of market value in determining inventory valuation are estimates related to economic trends, future demand for our products and technical obsolescence of our products. If future demand or market conditions are less favorable than our projections, additional inventory write-downs could be required and would be reflected in the cost of revenue in the period the revision is made. To date, we have not been required to revise any of our assumptions or estimates used in determining our inventory valuations.

We write down our evaluation equipment at the time of shipment to our customers, as it is not probable that the inventory value will be realizable.

***Loss Contingencies and Reserves.*** We are subject to ongoing business risks arising in the ordinary course of business that affect the estimation process of the carrying value of assets, the recording of liabilities and the possibility of various loss contingencies. An estimated loss contingency is accrued when it is probable that a liability has been incurred or an asset has been impaired and the amount of loss can be reasonably estimated. We regularly evaluate current information available to determine whether such amounts should be adjusted and record changes in estimates in the period they become known. We are subject to various legal claims. We reserve for legal contingencies and legal fees when the amounts are probable and reasonably estimable.

***Stock-Based Compensation.*** Our stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is generally the vesting period.

We use the Black-Scholes valuation model for estimating the fair value on the date of grant of employee stock options. Determining the fair value of stock option awards at the grant date requires judgment regarding certain valuation assumptions, including the volatility of our stock price, expected term of the option, risk-free interest rate and expected dividends. Changes in such assumptions and estimates could result in different fair values and could therefore impact our earnings. Such changes would not impact our cash flows. The fair value of restricted stock and performance stock awards is based upon our stock price on the grant date.

The amount of stock-based compensation expense recorded in any period for unvested awards requires estimates of the amount of stock-based awards that are expected to be forfeited prior to vesting, as well as assumptions regarding the probability that performance awards will be earned. We recorded stock-based compensation expense related to performance-based stock awards in fiscal 2012 and fiscal 2010.

***Business Combinations.*** We allocate the purchase price of acquired companies to identifiable assets acquired and liabilities assumed at their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition date fair values of the assets acquired and the liabilities assumed and represents the expected future economic benefits arising from other assets acquired in the business combination that are not individually identified and separately recognized. Significant management judgments and assumptions are required in determining the fair value of assets acquired and liabilities assumed, particularly acquired intangible assets which are principally based upon estimates of the future performance and cash flows expected from the acquired business and applied discount rates. While we use our best estimates and assumptions as part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at a business combination date, our estimates and assumptions are inherently uncertain and subject to refinement. If different assumptions are used, it could materially impact the purchase price allocation and our financial position and results of operations. Any adjustments to assets acquired or liabilities assumed subsequent to the purchase price allocation period are included in operating results in the period in which the adjustments is determined. Intangible assets typically are comprised of developed technology, trademarks and trade names, customer contracts/ relationships, order backlog, internal use software and covenants not to compete.

***Goodwill and Intangible Assets.*** Goodwill is not amortized, but instead is tested for impairment at least annually, or if indicators of potential impairment exist. Estimated fair value is based on either discounted future pretax operating cash flows, or appraised values. Intangible assets with estimated lives and other long-lived assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of intangible assets with estimated lives and other long-lived assets is measured by comparing the carrying amount of the asset to future net undiscounted pretax cash flows expected to be generated by the asset. If these comparisons indicate that an asset is not recoverable, we will recognize an impairment loss for the amount by which the carrying value of the asset exceeds the related estimated fair value.

Considerable judgment is required to estimate discounted future operating cash flows. Judgment is also required in determining whether an event has occurred that may impair the value of goodwill or identifiable intangible or other long-lived assets. Factors that could indicate an impairment may exist include significant underperformance relative to plan or long-term projections, strategic changes in business strategy, significant negative industry or economic trends, a significant change in circumstances relative to a large customer, a significant decline in our stock price for a sustained period and a decline in our market capitalization to below net book value. We must make assumptions about future cash flows, future operating plans, discount rates and other factors in the models and valuation reports. To the extent these future projections and estimates change, the estimated amounts of impairment could differ from current estimates. Our annual testing for impairment of goodwill is completed as of November 30 of each year. Our testing for fiscal 2012, fiscal 2011 and fiscal 2010 indicated that no impairment of goodwill existed. ASU 2011-08, *Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment*, became effective for us in fiscal 2012. At November 30, 2012, the fair value of our reporting unit was substantially in excess of the carrying value of our single reporting unit.

***Accounting for Income Taxes.*** Our provision for income taxes is comprised of a current and a deferred portion. The current income tax provision is calculated as the estimated taxes payable or refundable on tax returns for the current year. We provide for deferred income taxes resulting from temporary differences between financial and taxable income. Such differences arise primarily from tax net operating loss and credit carryforwards, depreciation, deferred revenue, stock-based compensation expense, accruals and reserves.

We assess the recoverability of any tax assets recorded on the balance sheet and provide any necessary valuation allowances as required. In evaluating our ability to recover our deferred tax assets, we consider all available positive and negative evidence including our past operating results, the existence of cumulative income in the most recent fiscal years, changes in the business in which we operate and our forecast of future taxable income. In determining future taxable income, we are responsible for assumptions utilized, including the amount of state, federal and international pre-tax operating income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying businesses. Such assessment is completed on a jurisdiction by jurisdiction basis.

At December 31, 2012, we had valuation allowances of approximately $117 million to offset deferred tax assets of approximately $118 million. In the event we determine it is more likely than not that we will be able to use a deferred tax asset in the future in excess of its net carrying value, the valuation allowance would be reduced, thereby increasing net earnings and increasing equity in the period such determination is made. We have recorded net deferred tax assets in some of our international subsidiaries. These amounts could change in future periods based upon our operating results and changes in tax law.

We provide for income taxes during interim periods based on the estimated effective tax rate for the full fiscal year. We record a cumulative adjustment to the tax provision in an interim period in which a change in the estimated annual effective tax rate is determined.

We have not provided for U.S. income taxes on the undistributed earnings of non-U.S. subsidiaries, as we currently plan to permanently reinvest these amounts and have the intent and ability to do so.

We assess all material positions taken in any income tax return, including all significant uncertain positions, in all tax years that are still subject to assessment or challenge by relevant taxing authorities.

Assessing an uncertain tax position begins with the initial determination of the position's sustainability and is measured at the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. As of each balance sheet date, unresolved uncertain tax positions must be reassessed, and we will determine whether (i) the factors underlying the sustainability assertion have changed and (ii) the amount of recognized tax benefit is still appropriate. The recognition and measurement of tax benefits require significant judgment. Judgments concerning the recognition and measurement of a tax benefit might change as new information becomes available.

**Results of Operations**

***Years Ended December 31, 2012 and 2011***

***Revenue.*** Revenue for the years ended December 31, 2012 and 2011 was as follows (in thousands, except percentages):

| | Year ended December 31, | | Decrease from prior year | |
|---|---|---|---|---|
| | 2012 | 2011 | $ | % |
| Product | $153,326 | $154,373 | $(1,047) | (0.7)% |
| Service | 100,808 | 105,323 | (4,515) | (4.3)% |
| Total revenue | $254,134 | $259,696 | $(5,562) | (2.1)% |

Product revenue is comprised of sales of our communication infrastructure products. The products typically incorporated into our trunking and communication application solutions include our GSX9000 and GSX4000 Open Services Switches and our ASX Voice Application Server. The products typically incorporated into our SBC solutions include our SBC 9000 (formerly the NBS 9000), SBC 5200 (formerly the NBS 5200) and our new SBC 5100 Session Border Controllers.

Additionally, in connection with our acquisition of NET, we began selling the SBC 1000 (formerly the NET UX 1000), the SBC 2000 (formerly the NET UX 2000) and the SBC VX, a hybrid solution (formerly the NET VX). The SBC 1000 provides SBC SIP communication capability to the enterprise branch and small and medium businesses, while the SBC 2000 provides SBC SIP communication capability to the enterprise branch and medium to large businesses. The SBC VX is a hybrid solution sold to small, medium and large enterprises that require a hybrid solution. Certain of our products may be incorporated into either our trunking and communication applications or SBC solutions; these products include, but are not limited to, our PSX Policy & Routing Server, SGX Signaling Gateway, Sonus Insight Management System, ASX Access Gateway Control Function and our suite of network analytical products.

Product revenue for the years ended December 31, 2012 and 2011 was comprised of the following (in thousands, except percentages):

| | Year ended December 31, | | Increase (decrease) from prior year | |
|---|---|---|---|---|
| | 2012 | 2011 | $ | % |
| Trunking and communication applications | $ 85,694 | $116,506 | $(30,812) | (26.4)% |
| SBC | 67,632 | 37,867 | 29,765 | 78.6% |
| | $153,326 | $154,373 | $ (1,047) | (0.7)% |

In fiscal 2012, we recognized $7.8 million in the aggregate from 201 new customers, including 172 customers new to NET since the Acquisition Date. In fiscal 2011, we recognized $33.7 million of product revenue in the aggregate from 20 new customers, including $24.4 million of revenue from a project for Bahamas Telecommunications Company Ltd. ("Bahamas Telecom") that was completed in the first quarter of fiscal 2011.

As we had anticipated, our revenue from sales of our trunking and communication application products declined compared to fiscal 2011. This decline was offset by the growth in sales of our SBC products compared to fiscal 2011.

New customers are those from whom we recognize revenue for the first time in a reporting period, although we may have had outstanding orders from such customers for several years, especially for certain multi-year projects, including the aforementioned Bahamas Telecom project. The timing of the completion of customer projects, revenue recognition criteria satisfaction and customer payments included in multiple element arrangements may cause our product revenue to fluctuate from one period to the next. We expect that our product revenue in fiscal 2013 will increase from 2012 levels, primarily due to increased sales of our SBC products.

Service revenue is primarily comprised of hardware and software maintenance and support ("maintenance revenue") and network design, installation and other professional services ("professional services revenue").

Service revenue for the years ended December 31, 2012 and 2011 was comprised of the following (in thousands, except percentages):

| | Year ended December 31, | | Increase (decrease) from prior year | |
|---|---|---|---|---|
| | 2012 | 2011 | $ | % |
| Maintenance | $ 76,423 | $ 76,418 | $ 5 | —% |
| Professional services | 24,385 | 28,905 | (4,520) | (15.6)% |
| | $100,808 | $105,323 | $(4,515) | (4.3)% |

The decrease in service revenue in fiscal 2012 compared to fiscal 2011 is attributable to $4.5 million of lower professional services revenue. In fiscal 2011 we recognized $11.5 million of service revenue from the completion of the Bahamas Telecom project described above, which was comprised of $1.2 million of maintenance revenue and $10.3 million of professional services revenue. The completion of this large, multi-year project contributed to the decrease in total service revenue in fiscal 2012 compared to fiscal 2011.

We recognized $1.6 million of service revenue in the aggregate from 41 new customers in fiscal 2012 and $14.7 million of service revenue in the aggregate from 19 new customers in fiscal 2011. The timing of the completion of projects for revenue recognition, customer payments and maintenance contracts may cause our services revenue to fluctuate from one period to the next. We expect that our service revenue in fiscal 2013 will increase from fiscal 2012 levels.

The following customers each contributed 10% or more of our revenue in at least one of the years ended December 31, 2012 and 2011:

| | Year ended December 31, | |
|---|---|---|
| Customer | 2012 | 2011 |
| Bahamas Telecommunications Company Ltd. | * | 14% |
| AT&T | 20% | 12% |

* Represents less than 10% of revenue

International revenue was approximately 32% of revenue in fiscal 2012 and approximately 40% of revenue in fiscal 2011. Due to the timing of project completions, we expect that the domestic and international components as a percentage of our revenue will fluctuate from quarter to quarter and year to year.

Our deferred product revenue was $6.7 million at December 31, 2012 and $8.9 million at December 31, 2011. Our deferred service revenue was $42.0 million at December 31, 2012 and $41.3 million at December 31, 2011. Our deferred revenue balance may fluctuate as a result of the timing of revenue recognition, customer payments, maintenance contract renewals, contractual billing rights and maintenance revenue deferrals included in multiple element arrangements.

***Cost of Revenue/Gross Profit.*** Our cost of revenue consists primarily of amounts paid to third-party manufacturers for purchased materials and services, royalties, manufacturing and professional services personnel and related costs, and provision for inventory obsolescence. Our cost of revenue and gross profit as a percentage of revenue ("gross margin") for the years ended December 31, 2012 and 2011 were as follows (in thousands, except percentages):

| | Year ended December 31, | | Increase (decrease) from prior year | |
|---|---|---|---|---|
| | **2012** | **2011** | **$** | **%** |
| Cost of revenue | | | | |
| Product | $ 58,109 | $ 57,929 | $ 180 | 0.3% |
| Service | 53,431 | 55,646 | (2,215) | (4.0)% |
| Total cost of revenue | $111,540 | $113,575 | $(2,035) | (1.8)% |
| Gross margin | | | | |
| Product | 62.1% | 62.5% | | |
| Service | 47.0% | 47.2% | | |
| Total gross margin | 56.1% | 56.3% | | |

The slight decrease in product gross margin in fiscal 2012 compared to fiscal 2011 was primarily due to the write-off of $7.1 million of prepaid royalties for technology licenses related to products from which we do not expect to derive future sales, which reduced our product gross margin by approximately five percentage points, and higher manufacturing costs, which decreased our product gross margin by approximately two percentage points. These amounts were largely offset by changes in product mix and lower third-party costs, which increased our product gross margin by approximately seven percentage points. Our product gross margin in fiscal 2012 benefited from the absence of third-party costs related to the Bahamas Telecom project, which was completed in the first quarter of fiscal 2011, and which had negatively impacted our product gross margin in fiscal 2011 by approximately six percentage points.

The slight decrease in service gross margin in fiscal 2012 compared to fiscal 2011 was primarily attributable to higher costs within the service organization, which decreased our service gross margin by approximately five percentage points, partially offset by lower third-party costs, which increased our service gross margin by approximately five percentage points. Our service gross margin in fiscal 2012 benefited from the absence of costs for the lower gross margin Bahamas Telecom project, which had negatively impacted our service gross margin for fiscal 2011 by approximately four percentage points. The higher costs within the service organization are primarily related to increased headcount in our customer support organization in support of our expanding customer base and new product initiatives. Our service cost of revenue is relatively fixed in advance of any particular quarter and therefore, changes in service revenue will typically have a significant impact on service gross margins.

We believe that our total gross margin over the next few years will improve to a range of 60% to 64%.

***Research and Development Expenses.*** Research and development expenses consist primarily of salaries and related personnel expenses and prototype costs related to the design, development, testing and enhancement of our products. Research and development expenses for the years ended December 31, 2012 and 2011 were as follows (in thousands, except percentages):

| Year ended December 31, | | Increase from prior year | |
|---|---|---|---|
| **2012** | **2011** | **$** | **%** |
| $67,341 | $64,410 | $2,931 | 4.6% |

Our fiscal 2012 research and development expense includes $4.1 million of expense attributable to NET for the period since the August 24, 2012 acquisition. The increase in research and development expenses in fiscal 2012 is attributable to $3.9 million of higher employee-related costs, partially offset by $0.9 million of lower expense for product development (third-party development, prototype and test equipment costs) and $0.1 million of net decreases in other research and development expenses. The increase in employee-related expenses represents higher salary and related expenses primarily resulting from increased headcount.

Some aspects of our research and development efforts require significant short-term expenditures, the timing of which may cause significant variability in our expenses. We believe that rapid technological innovation is critical to our long-term success, and we are tailoring our investments to meet the requirements of our customers and market. We believe that our research and development expenses for fiscal 2013 will increase modestly from fiscal 2012 levels due to our increased focus on new product development and the inclusion of a full year of expenses for NET.

***Sales and Marketing Expenses.*** Sales and marketing expenses consist primarily of salaries and related personnel costs, commissions, travel and entertainment expenses, promotions, customer trial and evaluations inventory and other marketing and sales support expenses. Sales and marketing expenses for the years ended December 31, 2012 and 2011 were as follows (in thousands, except percentages):

| Year ended December 31, | | Increase from prior year | |
|---|---|---|---|
| **2012** | **2011** | **$** | **%** |
| $76,341 | $59,279 | $17,062 | 28.8% |

Our fiscal 2012 sales and marketing expenses include $4.5 million of expense attributable to NET for the period since the acquisition. The increase in sales and marketing expenses in fiscal 2012 is attributable to $17.6 million of higher employee-related expenses, $0.6 million of higher marketing and trade show expenses and $0.3 million of higher expense for evaluation equipment. These increases were partially offset by $0.9 million of lower consulting fees and $0.5 million of net decreases in other sales and marketing expenses. The increase in employee-related expense is primarily attributable to higher headcount related to our continued focus on expanded geographical coverage as well as the acquisition of NET, and is comprised of $15.8 million of increased salary-related and commissions expense, $1.6 million of increased employee recruiting, travel and training expenses, and $0.2 million of increased stock-based compensation expense. We believe that our sales and marketing expenses will increase in fiscal 2013 from fiscal 2012 levels, primarily attributable to increased personnel and related costs, including such costs attributable to the inclusion of a full year of expenses for NET, as well as our investment in our expanded sales and marketing programs.

***General and Administrative Expenses.*** General and administrative expenses consist primarily of salaries and related personnel costs for executive and administrative personnel, recruiting expenses and audit and professional fees. General and administrative expenses for the years ended December 31, 2012 and 2011 were as follows (in thousands, except percentages):

| Year ended December 31, | | Decrease from prior year | |
|---|---|---|---|
| 2012 | 2011 | $ | % |
| $34,283 | $34,957 | $(674) | (1.9)% |

On August 7, 2012, we entered into a letter agreement with Raymond P. Dolan, our President and Chief Executive Officer ("Mr. Dolan"), under which Mr. Dolan elected to accept shares of restricted stock in lieu of base salary for the period from August 10, 2012 through December 31, 2012. Mr. Dolan also elected to receive his fiscal year 2012 target bonus, if earned, in the form of restricted shares. As a result, the expense for Mr. Dolan's base salary and target bonus is now reported as a component of stock-based compensation expense within general and administrative employee-related expenses, resulting in lower salary and bonus expense offset by higher stock-based compensation expense.

Our fiscal 2012 general and administrative expenses include $1.5 million of expense attributable to NET for the period since the acquisition. The decrease in general and administrative expenses in fiscal 2012 is attributable to $0.7 million of lower expense related to foreign currency translation and $0.5 million of lower audit and professional fees, partially offset by $0.6 million of higher employee-related expenses. The increase in employee-related expenses is comprised of $1.1 million of higher stock-based compensation, partially offset by $0.5 million of lower salary and related expenses. We believe that our general and administrative expenses will remain relatively flat in fiscal 2013 compared to fiscal 2012 levels.

***Acquisition-Related Expenses.*** Acquisition-related expenses include those costs related to the acquisition of NET that would otherwise not have been incurred by us. These costs are primarily comprised of professional and service fees, such as legal, audit, consulting, transfer agent and other fees, and expenses related to cash payments to former NET executives under their NET change of control agreements. We recorded acquisition-related expenses of $5.5 million in fiscal 2012, comprised of $3.6 million of professional and services fees and $1.9 million related to change of control agreements.

***Restructuring Expense.*** On August 7, 2012, we announced that we had committed to a restructuring initiative to streamline operations and reduce operating costs by closing and consolidating certain facilities and reducing its worldwide workforce. In connection with this initiative, we recorded $7.7 million of restructuring expense in the year ended December 31, 2012, comprised of $3.2 million related to severance and related costs which reduced our workforce by approximately 150 people, or 12% of employees worldwide, $4.2 million related to space reductions in three facilities and $0.3 million for the write-off of assets associated with the aforementioned facility consolidations. Of this amount, we recorded $5.7 million in the three months ended December 31, 2012 and $2.0 million in the three months ended September 28, 2012. The $4.2 million related to facilities is comprised of $4.0 million related to space reductions in NET's former corporate headquarters in California, $0.1 million related to space reductions in the former NET facility in New Jersey and $0.1 million to consolidate our offices in France. Although we eliminated positions as part of the restructuring initiative, we continue to hire in certain areas that we believe are important to our future growth. Restructuring expense is reported separately in the consolidated statements of operations. We expect to complete the payments related to severance in the first quarter of fiscal 2013 and the payments related to facilities in fiscal 2016. The portion of restructuring payments due more than one year from the balance sheet date is included in Other long-term liabilities in the consolidated balance sheet. At December 31, 2012, the long-term portion of accrued restructuring was $2.7 million.

We did not record restructuring expense in fiscal 2011.

***Interest Income, net.*** Interest income and interest expense for the years ended December 31, 2012 and 2011 were as follows (in thousands, except percentages):

| | Year ended December 31, | | Decrease from prior year | |
|---|---|---|---|---|
| | 2012 | 2011 | $ | % |
| Interest income | $ 814 | $1,159 | $(345) | (29.8)% |
| Interest (expense)/reversal of expense | (202) | 128 | (330) | (257.8)% |
| Interest income, net | $ 612 | $1,287 | $(675) | (52.4)% |

Interest income consists of interest earned on our cash equivalents, marketable debt securities and long-term investments. Interest expense in fiscal 2012 relates to interest on capital lease obligations and interest on the debt assumed in connection with the acquisition of NET. Interest expense in fiscal 2011 relates to interest on capital lease obligations. Interest expense in fiscal 2011 includes the reversal of expense recorded in a prior year related to tax penalties, which were settled in fiscal 2011, net of interest on capital lease obligations. The decrease in interest income, net, in fiscal 2012 compared to fiscal 2011 is attributable to a lower average portfolio yield on lower invested amounts in the current year, coupled with the aforementioned interest expense related to the assumed NET debt.

***Income Taxes.*** We recorded provisions for income taxes of $2.4 million in fiscal 2012 and $1.5 million in fiscal 2011, primarily related to foreign operations. The income tax benefits from the deferred tax assets recorded in connection with our current year domestic losses have been offset by an increase in the valuation allowance. During fiscal 2012 and fiscal 2011, we performed an analysis to determine if, based on all available evidence, we considered it more likely than not that some portion or all of the recorded deferred tax assets will not be realized in a future period. As a result of our evaluations, we concluded that there was insufficient positive evidence to overcome the more objective negative evidence related to our cumulative losses and other factors. Accordingly, we maintained a valuation against our domestic deferred tax asset.

**Years Ended December 31, 2011 and 2010**

***Revenue.*** Revenue for the years ended December 31, 2011 and 2010 was as follows (in thousands, except percentages):

| | Year ended December 31, | | Increase from prior year | |
|---|---|---|---|---|
| | 2011 | 2010 | $ | % |
| Product | $154,373 | $146,583 | $ 7,790 | 5.3% |
| Service | 105,323 | 102,724 | 2,599 | 2.5% |
| Total revenue | $259,696 | $249,307 | $10,389 | 4.2% |

Product revenue for the years ended December 31, 2011 and 2010 was comprised of the following (in thousands, except percentages):

| | Year ended December 31, | | Increase (decrease) from prior year | |
|---|---|---|---|---|
| | 2011 | 2010 | $ | % |
| Trunking and access | $116,506 | $122,244 | $ (5,738) | (4.7)% |
| SBC | 37,867 | 24,339 | 13,528 | 55.6% |
| Total product revenue | $154,373 | $146,583 | $ 7,790 | 5.3% |

In fiscal 2011, we recognized $33.7 million of product revenue in the aggregate from 20 new customers, including $24.4 million of revenue from a project for Bahamas Telecommunications Company Ltd. ("Bahamas Telecom") that was completed in the first quarter of fiscal 2011. In fiscal 2010, we recognized $26.0 million of product revenue in the aggregate from 20 new customers.

We recognized product revenue from AT&T of approximately $18 million in fiscal 2011 and approximately $32 million in fiscal 2010. For orders received between October 1, 2008 and December 31, 2010 from AT&T, we concluded that we no longer had sufficient evidence of VSOE on maintenance services and accordingly, all such product revenue for AT&T was recognized ratably over the maintenance period, which ended December 31, 2010. Revenue recognized in fiscal 2010 included $14.4 million related to orders received during fiscal 2008 and fiscal 2009, due to such ratable recognition.

Service revenue for the years ended December 31, 2011 and 2010 was comprised of the following (in thousands, except percentages):

| | Year ended December 31, | | Increase (decrease) from prior year | |
|---|---|---|---|---|
| | 2011 | 2010 | $ | % |
| Maintenance | $ 76,418 | $ 78,379 | $(1,961) | (2.5)% |
| Professional services | 28,905 | 24,345 | 4,560 | 18.7% |
| Total service revenue | $105,323 | $102,724 | $ 2,599 | 2.5% |

The increase in service revenue in fiscal 2011 compared to fiscal 2010 is attributable to $4.6 million of higher professional services revenue, partially offset by $2.0 million of lower maintenance revenue. We recognized $14.7 million of service revenue in the aggregate from 19 new customers in fiscal 2011 and $10.5 million of service revenue in the aggregate from 24 new customers in fiscal 2010.

The following customers each contributed 10% or more of our revenue in at least one of the years ended December 31, 2011 and 2010:

| | Year ended December 31, | |
|---|---|---|
| Customer | 2011 | 2010 |
| Bahamas Telecommunications Company Ltd. | 14% | —% |
| AT&T | 12% | 21% |

International revenue was approximately 40% of revenue in fiscal 2011 and approximately 32% of revenue in fiscal 2010.

Our deferred product revenue was $8.9 million at December 31, 2011 and $39.8 million at December 31, 2010. Our deferred service revenue was $41.3 million at December 31, 2011 and $45.8 million at December 31, 2010. The reduction in deferred revenue at December 31, 2011 compared to December 31, 2010 was primarily attributable to the recognition of revenue from the completion in fiscal 2011 of the Bahamas Telecom project for which the revenue had been previously deferred.

***Cost of Revenue/Gross Profit.*** Cost of revenue and gross profit as a percentage of revenue ("gross margin") for the years ended December 31, 2011 and 2010 were as follows (in thousands, except percentages):

| | Year ended December 31, | | Increase from prior year | |
|---|---|---|---|---|
| | 2011 | 2010 | $ | % |
| Cost of revenue | | | | |
| Product | $ 57,929 | $48,163 | $ 9,766 | 20.3% |
| Service | 55,646 | 47,992 | 7,654 | 15.9% |
| Total cost of revenue | $113,575 | $96,155 | $17,420 | 18.1% |
| Gross margin | | | | |
| Product | 62.5% | 67.1% | | |
| Service | 47.2% | 53.3% | | |
| Total gross margin | 56.3% | 61.4% | | |

The decrease in product gross margin in fiscal 2011 compared to fiscal 2010 was primarily due to the lower gross margin realized on the completion of the Bahamas Telecom project. The lower gross margin realized on the Bahamas Telecom project was primarily due to the high level of third-party products incorporated into this project. These higher third-party costs decreased our product gross margin by approximately six percentage points. This reduction was partially offset by lower manufacturing-related costs, which increased our gross margin by approximately one percentage point.

The decrease in service gross margin in fiscal 2011 compared to fiscal 2010 was primarily attributable to higher third-party costs, principally related to the Bahamas Telecom project, which decreased our service gross margin by approximately four percentage points, and higher employee costs related to our increased services headcount, which decreased our service gross margin by approximately two percentage points.

***Research and Development Expenses.*** Research and development expenses for the years ended December 31, 2011 and 2010 were as follows (in thousands, except percentages):

| Year ended December 31, | | Increase from prior year | |
|---|---|---|---|
| 2011 | 2010 | $ | % |
| $64,410 | $62,786 | $1,624 | 2.6% |

The increase in research and development expenses in fiscal 2011 compared to fiscal 2010 was attributable to $1.5 million of higher employee-related expense related to increased headcount to support our product initiatives, $0.2 million of higher expense for product development (third-party development, prototype and test equipment costs) and $0.3 million of net increases in other research and development expenses. These increases were partially offset by $0.4 million of lower facilities costs. The increase in employee-related expense in fiscal 2011 was comprised of $3.4 million of higher salary and related expenses and $0.2 million of other employee-related expenses, partially offset by $1.6 million of lower bonus expense and $0.5 million of lower stock-based compensation expense. The decrease in facilities costs was primarily attributable to the move of our corporate office (offices and development facilities) to a smaller office in December 2010, partially offset by $0.7 million of expense recorded in the fourth quarter of fiscal 2011 for the termination fees related to our Freehold, New Jersey facility.

***Sales and Marketing Expenses.*** Sales and marketing expenses for the years ended December 31, 2011 and 2010 were as follows (in thousands, except percentages):

| Year ended December 31, | | Increase from prior year | |
|---|---|---|---|
| 2011 | 2010 | $ | % |
| $59,279 | $51,033 | $8,246 | 16.2% |

The increase in sales and marketing expenses in fiscal 2011 compared to fiscal 2010 was attributable to $5.6 million of higher employee-related expenses, $1.2 million of higher software and equipment costs related primarily to equipment for sales support, $0.6 million of higher professional fees, $0.5 million of higher marketing and trade show expenses and $0.4 million of net increases in other expenses. The higher employee-related expenses in fiscal 2011 included $4.4 million of higher salary-related and commissions expense and $2.0 million of higher employee recruiting, travel and training, partially offset by $0.8 million of lower stock-based compensation expense. The increase in salary and salary-related expenses in fiscal 2011 compared to fiscal 2010 was primarily attributable to higher headcount related to our continued focus on expanded coverage. The increase in commissions expense in fiscal 2011 was primarily attributable to our higher revenue compared to fiscal 2010.

***General and Administrative Expenses.*** General and administrative expenses for the years ended December 31, 2011 and 2010 were as follows (in thousands, except percentages):

| Year ended December 31, | | Decrease from prior year | |
|---|---|---|---|
| 2011 | 2010 | $ | % |
| $34,957 | $49,391 | $(14,434) | (29.2)% |

The decrease in general and administrative expenses in fiscal 2011 compared to fiscal 2010 was attributable to $11.6 million of lower employee-related expenses, $2.0 million of lower professional fees (legal, audit and consulting fees) and $0.8 million of net decreases in other general and administrative expenses.

The decrease in employee-related expenses was primarily attributable to expenses aggregating $7.9 million recorded in fiscal 2010 related to the 2010 departures of our former President and Chief Executive Officer and our former Executive Vice President and Chief Operating Officer. In fiscal 2010 we recorded $6.7 million of accelerated expense recognition, comprised of $4.6 million of stock-based compensation expense and $2.1 million of expense related to cash payments, in connection with our former President and Chief Executive Officer's Retention Agreement dated May 18, 2010. In fiscal 2010 we also recorded $1.2 million of accelerated expense recognition, comprised of $0.5 million of stock-based compensation expense and $0.7 million of expense related to cash payments, in connection with the departure of our former Executive Vice President and Chief Operating Officer in December 2010. The decrease in employee-related expenses for fiscal 2011 attributable to the absence of these expenses was partially offset by $0.8 million of expenses that we recorded in fiscal 2011 related to the departure of our former Senior Vice President and Chief Financial Officer in fiscal 2011, comprised of $0.3 million of stock-based compensation expense for the accelerated vesting of certain stock based awards and $0.5 million of expense related to cash payments.

Excluding the aforementioned impact of the departures of our former President and Chief Executive Officer, our former Executive Vice President and Chief Operating Officer and our former Senior Vice President and Chief Financial Officer, other factors contributing to the lower employee-related expenses in fiscal 2011 compared to fiscal 2010 included $2.7 million of lower combined salary and bonus expense, $0.9 million of lower stock-based compensation expense and $0.9 million of other employee-related expenses, including recruiting, travel and training.

***Restructuring.*** On August 24, 2010, we announced a restructuring initiative to close our offices in Ottawa, Canada and in Darmstadt, Germany, to relocate our Freehold, New Jersey facility to a smaller, more cost-effective space in the same area, and to reduce our workforce by 12 people, or approximately 1% of employees worldwide. We recorded $1.5 million of restructuring expense in fiscal 2010.

We did not record restructuring expense in fiscal 2011.

***Interest Income, net.*** Interest income and interest expense for the years ended December 31, 2011 and 2010 were as follows (in thousands, except percentages):

| | Year ended December 31, | | Decrease from prior year | |
|---|---|---|---|---|
| | **2011** | **2010** | **$** | **%** |
| Interest income | $1,159 | $1,740 | $(581) | (33.4)% |
| Interest (expense)/reversal of expense | 128 | (191) | (319) | (167.0)% |
| Interest income, net | $1,287 | $1,549 | $(262) | (16.9)% |

Interest expense in fiscal 2011 included the reversal of expense recorded in a prior year related to tax penalties, which were settled in fiscal 2011, net of interest on capital lease obligations. Interest expense in fiscal 2010 related to capital lease obligations. The reduction in interest income, net, in fiscal 2011 compared to fiscal 2010 was primarily attributable to a lower average portfolio yield as a result of the economic environment, coupled with slightly lower amounts invested in cash equivalents and marketable securities.

***Income Taxes.*** We recorded provisions for income taxes of $1.5 million in fiscal 2011 and $0.7 million in fiscal 2010, primarily related to foreign operations. The income tax benefits from the deferred tax assets recorded in connection with our current year domestic losses were offset by an increase in the valuation allowance. During fiscal 2011 and fiscal 2010, we performed an analysis to determine if, based on all available evidence, we considered it more likely than not that some portion or all of the recorded deferred tax assets will not be realized in a future period. As a result of our evaluations, we concluded that there was insufficient positive evidence to overcome the more objective negative evidence related to our cumulative losses and other factors. Accordingly, we maintained a valuation against our domestic deferred tax assets.


10-K

**Off-Balance Sheet Arrangements**

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial position, changes in financial position, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

**Liquidity and Capital Resources**

Our consolidated statements of cash flows are summarized as follows (in thousands):

| | Year ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | Change |
| Net loss | $(50,169) | $(12,703) | $(37,466) |
| Adjustments to reconcile net loss to cash flows used in operating activities | 32,879 | 19,984 | 12,895 |
| Changes in operating assets and liabilities | (22,019) | (13,191) | (8,828) |
| Net cash used in operating activities | $(39,309) | $ (5,910) | $(33,399) |
| Net cash provided by investing activities | $ 52,402 | $ 48,758 | $ 3,644 |
| Net cash provided by (used in) financing activities | $(30,339) | $ 804 | $(31,143) |

Our cash, cash equivalents, marketable securities and long-term investments totaled $279.6 million at December 31, 2012 and $385.0 million at December 31, 2011. We had cash and short-term investments held by our foreign subsidiaries aggregating approximately $7 million at December 31, 2012 and approximately $18 million at December 31, 2011. We do not intend to repatriate these funds, and as such, they are not available to fund our domestic operations. If we were to repatriate the funds, they would likely be treated as income for U.S. tax purposes, fully offset by the Company's net operating losses. We do not believe this has a material impact on our liquidity.

Our operating activities used $39.3 million of cash in fiscal 2012, compared to $5.9 million of cash in fiscal 2011.

Cash used in operating activities in fiscal 2012 was primarily the result of higher accounts receivable and inventory and lower accounts payable and deferred revenue, partially offset by a decrease in other operating assets and an increase in accrued expenses and other long-term liabilities. The increase in accounts receivable primarily represents end-of-year invoicing for which collections have not yet occurred. The increase in inventory levels is primarily due to purchases of materials to fulfill our expected shipments in the near-term. Our net loss, adjusted for non-cash items such as depreciation, amortization, stock-based compensation and the write-off of prepaid royalties, used $17.3 million of cash.

Cash used in operating activities in fiscal 2011 was primarily the result of lower deferred revenue, accrued expenses and other long-term liabilities, and accounts payable. These amounts were offset by lower inventory and other operating assets. The reduction in deferred revenue is primarily attributable to the recognition of revenue from the completion in fiscal 2011 of the Bahamas Telecom project for which the revenue had been previously deferred. The reduction in accrued expenses and other long-term liabilities is primarily related to employee compensation and related costs, including payments made in connection with our Company-wide employee incentive bonus program and payments in 2011 related to the departures in 2010 of our former President and Chief Executive Officer and our former Executive Vice President and Chief Operating Officer. The reduction in accounts payable is primarily the result of lower operating expenses in fiscal 2011 compared to fiscal 2010. The lower inventory levels are primarily related to the recognition of deferred cost of goods sold in connection with the completion of the Bahamas Telecom project. Our net loss, adjusted for non-cash items such as depreciation, amortization and stock-based compensation, provided $7.3 million of cash.

Our investing activities provided $52.4 million of cash in fiscal 2012 and $48.8 million of cash in fiscal 2011. The fiscal 2012 amount is comprised of $98.5 million of net maturities of marketable securities, partially offset by $35.5 million of cash paid, net of cash acquired, for the acquisition of NET on August 24, 2012 and $10.5 million for investments in property and equipment. The 2011 amount is comprised of $62.2 million of net maturities of marketable securities, partially offset by $13.2 million of investments in property and equipment and a $0.3 million increase in restricted cash.

Our financing activities used $30.3 million of cash in fiscal 2012 and provided $0.8 million of cash in fiscal 2011. The 2012 amount is comprised of $31.8 million in the aggregate for principal payments of the debentures assumed in connection with the NET acquisition, $0.3 million of cash used to pay withholding obligations related to the net share settlement of restricted stock awards upon vesting and $0.1 million for payments on our capital leases for office equipment. These amounts were partially offset by $1.7 million of proceeds from the sale of our common stock in connection with our Amended and Restated 2000 Employee Stock Purchase Plan ("ESPP") and $0.3 million of proceeds from the exercise of stock options. The fiscal 2011 amount is the result of $1.5 million of proceeds from the sale of our common stock in connection with our ESPP and $0.8 million of proceeds from the exercise of stock options, partially offset by $1.4 million used to pay withholding obligations related to the net share settlement of restricted stock awards upon vesting and $0.1 million used for payments on our capital leases for office equipment.

**Contractual Obligations**

Our contractual obligations (both principal and interest) at December 31, 2012 consist of the following (in thousands):

| | Payments due by period | | | | |
|---|---|---|---|---|---|
| | Total | Less than 1 year | 1-3 years | 3-5 years | More than 5 years |
| Capital lease obligations | $ 177 | $ 121 | $ 54 | $ 2 | $ — |
| Operating lease obligations | 19,314 | 5,531 | 8,275 | 4,682 | 826 |
| Purchase obligations | 31,609 | 31,328 | 281 | — | — |
| Restructuring severance obligations* | 1,135 | 1,135 | — | — | — |
| Convertible subordinated note—principal | 2,380 | — | 2,380 | — | — |
| Convertible subordinated note—interest | 178 | 89 | 89 | — | — |
| Uncertain tax positions** | 8,847 | 8,847 | — | — | — |
| | $63,640 | $47,051 | $11,079 | $4,684 | $826 |


10-K

* The restructuring payments for facilities are included as a component of the Operating lease obligations in the table above.

** This liability is not subject to fixed payment terms and the amount and timing of payments, if any, which we will make related to this liability are not known. See Note 17 to our consolidated financial statements appearing in this Annual Report on Form 10-K for additional information.

Based on our current expectations, we believe our current cash, cash equivalents, marketable debt securities and long-term investments will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least twelve months. It is difficult to predict future liquidity requirements with certainty. The rate at which we will consume cash will be dependent on the cash needs of future operations, including changes in working capital, which will, in turn, be directly affected by the levels of demand for our products, the timing and rate of expansion of our business, the resources we devote to developing our products and any litigation settlements. We anticipate devoting substantial capital resources to continue our research and development efforts, to maintain our sales, support and marketing, to improve our controls environment, for other general corporate activities and to vigorously defend against existing and potential litigation. See Note 21 to our consolidated financial statements for a description of our other contingencies.

### Recent Accounting Pronouncements

On June 16, 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income* ("ASU 2011-05"), which revises the manner in which entities present comprehensive income in their financial statements. The new guidance requires companies to report components of comprehensive income in either: (1) a continuous statement of comprehensive income; or (2) two separate consecutive statements. ASU 2011-05 does not change the items that must be reported in other comprehensive income. On December 23, 2011, the FASB issued ASU No. 2011-12, *Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05* ("ASU 2011-12"), which defers certain provisions of ASU 2011-05, including the provision that requires entities to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented. The unaffected provisions of ASU 2011-05 became effective for us in our reporting of the first quarter of fiscal 2012. We have elected to present the Statement of Comprehensive Loss as a separate statement.

### Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to a variety of market risks, including changes in interest rates affecting the return on our investments and foreign currency fluctuations.

At December 31, 2012, our cash, cash equivalents, marketable securities and long-term investments totaled $279.6 million. We maintain an investment portfolio of various holdings, types and maturities which may include money market funds, commercial paper, corporate notes, certificates of deposit and government debt securities. A sharp rise in market interest rates could have a material adverse impact on the fair value of our investment portfolio. Conversely, declines in market interest rates could have a material impact on the interest earnings of our investment portfolio. We do not currently hedge these interest rate exposures. We place our investments with high quality issuers and have policies limiting, among other things, the amount of credit exposure to any one issuer. We seek to limit default risk by purchasing only investment grade securities. We manage potential losses in fair value by investing in relatively short-term investments, thereby allowing us to hold our investments to maturity. A hypothetical movement of plus or minus 50 basis points in market interest rates could affect the value of our investment portfolio by approximately $0.4 million. However, we have the ability to hold our investments until maturity, and therefore do not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates on our investment portfolio.

Based on a hypothetical 10% adverse movement in all foreign currency exchange rates, our revenue would be adversely affected by approximately $2.0 million and our net loss would be adversely affected by approximately $0.1 million, although the actual effects may differ materially from this hypothetical analysis.

**Item 8. Financial Statements and Supplementary Data**



10-K

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Sonus Networks, Inc.
Westford, Massachusetts

We have audited the accompanying consolidated balance sheets of Sonus Networks, Inc. and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive loss, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sonus Networks, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of recognizing revenue for multiple-element arrangements effective January 1, 2011.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 6, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
March 6, 2013

## SONUS NETWORKS, INC.

## Consolidated Balance Sheets

## (in thousands, except share and per share data)

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 88,004 | $ 105,451 |
| Marketable securities | 161,905 | 224,090 |
| Accounts receivable, net | 68,654 | 53,126 |
| Inventory | 25,910 | 15,434 |
| Deferred income taxes | 686 | 486 |
| Other current assets | 15,401 | 12,246 |
| Total current assets | 360,560 | 410,833 |
| Property and equipment, net | 23,767 | 22,084 |
| Intangible assets, net | 15,237 | 1,200 |
| Goodwill | 33,796 | 5,062 |
| Investments | 29,698 | 55,427 |
| Deferred income taxes | 1,011 | 1,137 |
| Other assets | 7,191 | 8,972 |
| | $ 471,260 | $ 504,715 |
| **Liabilities and Stockholders' Equity** | | |
| Current liabilities: | | |
| Accounts payable | $ 10,580 | $ 12,754 |
| Accrued expenses | 26,795 | 21,620 |
| Current portion of deferred revenue | 37,094 | 38,565 |
| Current portion of long-term liabilities | 763 | 1,275 |
| Total current liabilities | 75,232 | 74,214 |
| Deferred revenue | 11,647 | 11,601 |
| Deferred income taxes | 249 | — |
| Convertible subordinated note | 2,380 | — |
| Other long-term liabilities | 5,706 | 3,599 |
| Total liabilities | 95,214 | 89,414 |
| Commitments and contingencies (Note 21) | | |
| Stockholders' equity: | | |
| Preferred stock, $0.01 par value; 5,000,000 shares authorized, none issued and outstanding | — | — |
| Common stock, $0.001 par value; 600,000,000 shares authorized; 280,963,298 shares issued and outstanding at December 31, 2012; 279,318,396 shares issued and outstanding at December 31, 2011 | 281 | 279 |
| Additional paid-in capital | 1,321,385 | 1,309,919 |
| Accumulated deficit | (952,373) | (902,204) |
| Accumulated other comprehensive income | 6,753 | 7,307 |
| Total stockholders' equity | 376,046 | 415,301 |
| | $ 471,260 | $ 504,715 |

See notes to the consolidated financial statements.

## SONUS NETWORKS, INC.

**Consolidated Statements of Operations**

**(in thousands, except per share data)**

| | Year ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Revenue: | | | |
| Product | $153,326 | $154,373 | $146,583 |
| Service | 100,808 | 105,323 | 102,724 |
| Total revenue | 254,134 | 259,696 | 249,307 |
| Cost of revenue: | | | |
| Product | 58,109 | 57,929 | 48,163 |
| Service | 53,431 | 55,646 | 47,992 |
| Total cost of revenue | 111,540 | 113,575 | 96,155 |
| Gross profit | 142,594 | 146,121 | 153,152 |
| Operating expenses: | | | |
| Research and development | 67,341 | 64,410 | 62,786 |
| Sales and marketing | 76,341 | 59,279 | 51,033 |
| General and administrative | 34,283 | 34,957 | 49,391 |
| Acquisition-related | 5,496 | — | — |
| Restructuring | 7,675 | — | 1,501 |
| Total operating expenses | 191,136 | 158,646 | 164,711 |
| Loss from operations | (48,542) | (12,525) | (11,559) |
| Interest income, net | 612 | 1,287 | 1,549 |
| Other income, net | 202 | — | 12 |
| Loss before income taxes | (47,728) | (11,238) | (9,998) |
| Income tax provision | (2,441) | (1,465) | (693) |
| Net loss | $(50,169) | $(12,703) | $(10,691) |
| Loss per share | | | |
| Basic | $ (0.18) | $ (0.05) | $ (0.04) |
| Diluted | $ (0.18) | $ (0.05) | $ (0.04) |
| Shares used to compute loss per share: | | | |
| Basic | 280,090 | 278,540 | 275,470 |
| Diluted | 280,090 | 278,540 | 275,470 |

See notes to the consolidated financial statements.

## SONUS NETWORKS, INC.
## Consolidated Statements of Comprehensive Loss
## (in thousands)

| | Year ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Net loss | $(50,169) | $(12,703) | $(10,691) |
| Other comprehensive income (loss), net of tax: | | | |
| Foreign currency translation adjustments | (535) | 390 | 502 |
| Unrealized gain (loss) on available-for sale marketable securities, net of tax | (19) | 22 | (319) |
| Other comprehensive income (loss), net of tax | $ (554) | $ 412 | $ 183 |
| Comprehensive loss, net of tax | $(50,723) | $(12,291) | $(10,508) |

10-K

See notes to the consolidated financial statements.

## SONUS NETWORKS, INC.

## Consolidated Statements of Stockholders' Equity

## (in thousands, except share data)

| | Common Stock | | Additional Paid-in Capital | Accumulated Deficit | Accumulated Other Comprehensive Income (Loss) | Treasury Stock | | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | | | | Shares | Cost | |
| **Balances, January 1, 2010** | 276,792,897 | $277 | $1,286,326 | $(878,810) | $6,712 | 2,296,910 | $(267) | $414,238 |
| Issuance of common stock in connection with employee stock purchase plan | 630,098 | 1 | 1,352 | | | | | 1,353 |
| Exercise of stock options | 694,833 | 1 | 975 | | | | | 976 |
| Vesting of restricted stock | 2,067,787 | | | | | | | — |
| Issuance of vested performance-based stock awards | 25,000 | | | | | | | — |
| Shares of restricted stock returned to the Company under net share settlements to satisfy tax withholding obligations | (743,443) | | (2,385) | | | | | (2,385) |
| Stock-based compensation expense | | | 15,348 | | | | | 15,348 |
| Settlement payment for forfeited stock options | | | (66) | | | | | (66) |
| Cancellation and retirement of treasury stock | (2,296,910) | (2) | (265) | | | (2,296,910) | 267 | — |
| Unrealized loss on available-for-sale marketable securities, net of tax | | | | | (319) | | | (319) |
| Currency translation adjustment | | | | | 502 | | | 502 |
| Net loss | | | | (10,691) | | | | (10,691) |
| **Balances, December 31, 2010** | **277,170,262** | **277** | **1,301,285** | **(889,501)** | **6,895** | **—** | **—** | **418,956** |
| Issuance of common stock in connection with employee stock purchase plan | 637,403 | 1 | 1,779 | | | | | 1,780 |
| Exercise of stock options | 452,617 | | 818 | | | | | 818 |
| Vesting of restricted stock | 1,269,393 | 1 | | | | | | 1 |
| Issuance of vested performance-based stock awards | 312,556 | | | | | | | — |
| Shares of restricted stock returned to the Company under net share settlements to satisfy tax withholding obligations | (523,835) | | (1,439) | | | | | (1,439) |
| Stock-based compensation expense | | | 7,476 | | | | | 7,476 |
| Unrealized gain on available-for-sale marketable securities, net of tax | | | | | 22 | | | 22 |
| Currency translation adjustment | | | | | 390 | | | 390 |
| Net loss | | | | (12,703) | | | | (12,703) |
| **Balances, December 31, 2011** | **279,318,396** | **279** | **1,309,919** | **(902,204)** | **7,307** | **—** | **—** | **415,301** |
| Issuance of common stock in connection with employee stock purchase plan | 826,907 | 1 | 1,989 | | | | | 1,990 |
| Exercise of stock options | 212,502 | | 254 | | | | | 254 |
| Vesting of restricted stock | 767,523 | 1 | | | | | | 1 |
| Shares of restricted stock returned to the Company under net share settlements to satisfy tax withholding obligations | (162,030) | | (342) | | | | | (342) |
| Stock-based compensation expense | | | 8,673 | | | | | 8,673 |
| Assumption of equity awards in connection with acquisition of Network Technologies, Inc. | | | 892 | | | | | 892 |
| Unrealized loss on available-for-sale marketable securities, net of tax | | | | | (19) | | | (19) |
| Currency translation adjustment | | | | | (535) | | | (535) |
| Net loss | | | | (50,169) | | | | (50,169) |
| **Balances, December 31, 2012** | **280,963,298** | **$281** | **$1,321,385** | **$(952,373)** | **$6,753** | **—** | **$ —** | **$376,046** |

See notes to the consolidated financial statements.

## SONUS NETWORKS, INC.
## Consolidated Statements of Cash Flows
## (in thousands)

| | Year ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Cash flows from operating activities: | | | |
| Net loss | $ (50,169) | $ (12,703) | $ (10,691) |
| Adjustments to reconcile net loss to cash flows provided by (used in) operating activities: | | | |
| Depreciation and amortization of property and equipment | 12,891 | 11,629 | 11,205 |
| Amortization of intangible assets | 2,773 | 400 | 741 |
| Stock-based compensation | 9,003 | 7,865 | 15,285 |
| Write-off of prepaid royalties for software licenses | 7,083 | — | — |
| Loss on disposal of property and equipment | 344 | 24 | 106 |
| Deferred income taxes | 785 | 66 | 406 |
| Changes in operating assets and liabilities: | | | |
| Accounts receivable | (8,924) | (217) | (4,689) |
| Inventory | (7,713) | 22,900 | (9,506) |
| Other operating assets | 1,669 | 10,562 | 6,218 |
| Accounts payable | (4,949) | (3,537) | 11,539 |
| Accrued expenses and other long-term liabilities | 937 | (7,377) | 12,587 |
| Deferred revenue | (3,039) | (35,522) | (14,694) |
| Net cash (used in) provided by operating activities | (39,309) | (5,910) | 18,507 |
| Cash flows from investing activities: | | | |
| Purchases of property and equipment | (10,540) | (13,173) | (17,295) |
| Business acquisition, net of cash acquired | (35,508) | — | — |
| Purchase of intangible assets | — | — | (2,000) |
| Purchases of marketable securities | (159,828) | (219,800) | (392,343) |
| Sale/maturities of marketable securities | 258,278 | 282,041 | 330,374 |
| Increase in restricted cash | — | (310) | — |
| Net cash provided by (used in) investing activities | 52,402 | 48,758 | (81,264) |
| Cash flows from financing activities: | | | |
| Proceeds from sale of common stock in connection with employee stock purchase plan | 1,693 | 1,513 | 1,353 |
| Proceeds from exercise of stock options | 254 | 818 | 976 |
| Payment of tax withholding obligations related to net share settlements of restricted stock awards | (342) | (1,439) | (2,385) |
| Principal payments of capital lease obligations | (120) | (88) | (221) |
| Settlement of redeemable convertible subordinated debentures | (31,824) | — | — |
| Net cash (used in) provided by financing activities | (30,339) | 804 | (277) |
| Effect of exchange rate changes on cash and cash equivalents | (201) | (702) | 212 |
| Net (decrease) increase in cash and cash equivalents | (17,447) | 42,950 | (62,822) |
| Cash and cash equivalents, beginning of year | 105,451 | 62,501 | 125,323 |
| Cash and cash equivalents, end of year | $ 88,004 | $ 105,451 | $ 62,501 |
| Supplemental disclosure of cash flow information: | | | |
| Interest paid | $ 780 | $ 10 | $ 191 |
| Income taxes paid | $ 2,388 | $ 926 | $ 1,612 |
| Income tax refunds received | $ 67 | $ 827 | $ 1,406 |
| Supplemental disclosure of non-cash investing activities: | | | |
| Capital expenditures incurred, but not yet paid | $ 305 | $ 550 | $ 1,355 |
| Property and equipment acquired under capital lease | $ 40 | $ 119 | $ 95 |
| Business acquisition purchase consideration—assumed equity awards | $ 892 | $ — | $ — |
| Supplemental disclosure of non-cash financing activities: | | | |
| Cancellation and retirement of treasury stock | $ — | $ — | $ 267 |


10-K

See notes to the consolidated financial statements.

## (1) NATURE OF THE BUSINESS

Sonus Networks, Inc. ("Sonus" or the "Company") was incorporated in 1997 and is a leading provider of networked solutions for communications service providers (e.g., telecommunications, wireless and cable service providers) and enterprises to help them advance, protect and unify their communications and improve collaboration. Sonus' products include session border controllers, Session Initiation Protocol ("SIP") session management servers, Voice over IP ("VoIP") switches, SIP application servers, multiprotocol signaling gateways and network analytics tools. Sonus' solutions address the need for communications service providers and enterprises to seamlessly link and leverage multivendor, multiprotocol communications systems and applications across their networks, around the world and in a rapidly changing ecosystem of IP-enabled devices such as smartphones and tablets.

The Company's target customers comprise both service providers and enterprises utilizing both direct and indirect sales channels. Customers and prospective customers in the service provider space are traditional and emerging communications providers, including long distance carriers, local exchange carriers, Internet service providers, wireless operators, cable operators, international telephone companies and carriers that provide services to other carriers. Enterprise customers and target enterprise customers include financial institutions, retailers, state and local governments, and other multinational corporations. The Company collaborates with its customers to identify and develop new, advanced services and applications that can help to reduce costs, improve productivity and generate new revenue.

## (2) BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### *BASIS OF PRESENTATION*

The consolidated financial statements have been prepared in United States dollars, in accordance with accounting principles generally accepted in the United States ("GAAP").

Effective in fiscal 2012, the Company began to report its first, second and third quarters on a 4-4-5 basis, with the quarter ending on the Friday closest to the last day of each third month. In fiscal 2012, the Company's first quarter ended on March 30, 2012, the second quarter ended on June 29, 2012 and the third quarter ended on September 28, 2012. The Company's fiscal year ended on December 31, 2012.

On August 24, 2012, the Company completed the acquisition of Network Equipment Technologies, Inc. ("NET"). The financial results of NET have been included in the Company's consolidated financial statements for the period subsequent to its acquisition.

### *SIGNIFICANT ACCOUNTING POLICIES*

#### Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Sonus and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

#### Use of Estimates and Judgments

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of

**(2) BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

revenues and expenses during the reporting periods. Significant estimates and judgments relied upon in preparing these consolidated financial statements include accounting for business combinations, revenue recognition for multiple element arrangements, inventory valuations, assumptions used to determine the fair value of stock-based compensation, intangible assets and goodwill valuations, legal contingencies and recoverability of Sonus' net deferred tax assets and the related valuation allowances. Sonus regularly assesses these estimates and records changes in estimates in the period in which they become known. Sonus bases its estimates on historical experience and various other assumptions that it believes to be reasonable under the circumstances. Actual results could differ from those estimates.

**Business Combinations**

The Company recognizes identifiable assets acquired and liabilities assumed at their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition date fair values of the assets acquired and the liabilities assumed and represents the expected future economic benefits arising from other assets acquired in the business combination that are not individually identified and separately recognized. While the Company uses its best estimates and assumptions as part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the acquisition date, its estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, the Company records adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill to the extent that it identifies adjustments to the preliminary purchase price allocation. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operations.


10-K

**Revenue Recognition**

The Company recognizes revenue from sales when persuasive evidence of an arrangement exists, delivery has occurred, the sale price is fixed or determinable, and collectability of the related receivable is probable. In instances where customer acceptance is required, revenue is deferred until the acceptance has been achieved. When fees for products or services are not fixed and determinable, the Company defers the recording of receivables, deferred revenue and revenue until such time as the fees become due or are collected.

Revenue from maintenance and support services is recognized ratably over the service period. Maintenance revenue is deferred until the associated product is accepted by the customer and all other revenue recognition criteria have been met. Maintenance and support services include telephone support, return and repair support and unspecified rights to product upgrades and enhancements. Revenue from other professional services is typically recognized as the services are delivered if all other revenue recognition criteria have been met.

The Company's products typically have both software and non-software components that function together to deliver the products' essential functionality. In addition, hardware sold generally cannot be used apart from the software. Therefore, the Company considers its principal products to be both software and hardware-related. Many of the Company's sales involve multiple element arrangements that include product, maintenance and various professional services.

**(2) BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Beginning January 1, 2011, the Company adopted the provisions of ASU No. 2009-13, *Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements* ("ASU 2009-13") and ASU No. 2009-14, *Software (Topic 985): Certain Revenue Arrangements That Include Software Elements* ("ASU 2009-14") for new and materially modified arrangements that contain tangible products (hardware) with software elements, which comprise the majority of the Company's revenue transactions. For multiple element arrangements entered into subject to the guidance set forth in ASU 2009-13, arrangement consideration is allocated to each element based on the relative selling prices of all of the elements in the arrangement using the fair value hierarchy as required by ASU 2009-13. The Company limits the amount of revenue recognized for delivered elements to the amount that is not contingent on the future delivery of products or services, future performance obligations, or subject to customer-specific return or refund privileges.

For transactions entered into prior to January 1, 2011 and prospectively for software-only sales, the Company recognizes revenue in accordance with ASC No. 985-605, *Software—Revenue Recognition* ("ASC 985-605"). Under this guidance, revenue for any undelivered elements that are considered not essential to the functionality of the product and for which vendor-specific objective evidence of selling price ("VSOE") has been established is deferred and recognized upon delivery utilizing the residual method. If the Company has undelivered product for which VSOE has not been established, it defers all revenue on the entire arrangement until VSOE is established or until such elements are delivered, provided that all other revenue recognition criteria are met. If the Company has undelivered services for which VSOE has not been established, the entire arrangement is recognized as revenue over the longest remaining service period from the point in time that all services have commenced and all products have been delivered, provided that all other revenue recognition criteria are met.

The Company establishes VSOE based upon the price charged when the same element is sold separately or established by management having the relevant pricing authority. The Company has VSOE for its maintenance and support services and certain professional services. When VSOE exists it is used to determine the selling price of a deliverable. The Company has not been able to establish VSOE of any of its products and for certain of its services because the Company has not sold such products or services on a stand-alone basis, has not priced its products or services within a narrow range, or has limited sales history.

When VSOE is not established, the Company attempts to establish the selling price of each element based on third-party evidence of selling price ("TPE"). The Company's solution typically differs from that of its peers as there are no similar or interchangeable competitor products or services. The Company's various product and service offerings contain a significant level of customization and differentiation and therefore, comparable pricing of competitors' products and services with similar functionality cannot be obtained. Accordingly, the Company is not able to determine TPE for its products or services.

When the Company is unable to establish selling price using VSOE or TPE, the Company uses estimated selling price ("ESP") in its allocation of arrangement consideration for the relevant deliverables. The objective of ESP is to determine the price at which the Company would transact a sale if a product or service was sold on a stand-alone basis. The Company determines ESP for its products and certain services by considering multiple factors including, but not limited to, overall market conditions, including geographic or regional-specific market factors, profit objectives and

**(2) BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

historical pricing practices for such deliverables. The determination of ESP is a formal process within the Company that includes review and approval by the Company's management.

Deferred revenue typically includes customer deposits and amounts associated with partial product shipments and maintenance or service contracts. Deferred revenue expected to be recognized as revenue more than one year subsequent to the balance sheet date is reported with long-term liabilities in the condensed consolidated balance sheets. The Company defers recognition of incremental direct costs, such as cost of goods, third-party installations and commissions, until recognition of the related revenue. Such costs are classified as current assets if the deferred revenue is initially classified as current and noncurrent assets if the related deferred revenue is initially classified as long-term.

The Company excludes any taxes assessed by a governmental authority that are directly imposed on a revenue-producing transaction (i.e., sales, use, value added) from its revenue and costs. Reimbursement received for out-of-pocket expenses and shipping costs is recorded as revenue.

The Company sells the majority of its products directly to its end customers. For products sold to resellers and distributors with whom the Company has sufficient history regarding the potential for product returns or refunds or any form of concession, the Company recognizes revenue on a sell-in basis. For all other resellers and distributors, the Company recognizes revenue on a sell-through basis.

During the preparation of the Company's consolidated financial statements for the three month period ended March 31, 2011 and the accounting analysis for the new maintenance arrangement with a certain customer, the Company determined that the methodology that had been applied in fiscal 2009 and 2010 to the amortization of consideration related to maintenance provided to this customer was not appropriate and resulted in the inappropriate deferral of revenue related to maintenance billings from 2009 to 2010; total revenue recognized over the term of the arrangement was not impacted. This error resulted in the incorrect deferral and therefore, understatement of $3.8 million of service revenue in 2009 ($950,000 in each quarter of fiscal 2009) and related overstatement of 2010 service revenue by $3.8 million ($950,000 in each quarter of fiscal 2010). There is no tax effect on this revenue and therefore the error in service revenue impacted net loss in each year by the same amounts. There is no effect on retained earnings or any other account within the consolidated balance sheet as of December 31, 2010, and no effect on cash provided by operating activities for fiscal 2009 and fiscal 2010. The Company does not believe this error is material to its previously issued historical consolidated financial statements and, therefore, has not adjusted the historical consolidated financial statements.



**Financial Instruments**

The carrying amounts of Sonus' financial instruments, which include cash equivalents, marketable securities, investments, accounts receivable, accounts payable and convertible subordinated debt approximate their fair values.

All investments in marketable securities are classified as available-for-sale and are reported at fair value, with unrealized gains and losses excluded from earnings and reported, net of tax, in Accumulated other comprehensive income (loss), which is a component of stockholders' equity. Unrealized losses that are determined to be other-than-temporary, based on current and expected market conditions, are

## (2) BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

recognized in earnings. Declines in fair value determined to be credit-related are charged to earnings. The cost of marketable securities sold is determined by the specific identification method.

Financial instruments with remaining maturities or that are due within one year from the balance sheet date are classified as current. Financial instruments with remaining maturities or that are payable more than one year from the balance sheet date are classified as noncurrent.

### Cash and Cash Equivalents

Cash equivalents are stated at fair value, with unrealized gains and losses excluded from earnings and reported, net of tax, in Accumulated other comprehensive income (loss). Cash equivalents are liquid securities that have remaining maturities of three months or less at the date of purchase.

### Restricted Cash

The Company classifies as restricted cash all cash pledged as collateral to secure long-term obligations and all cash whose use is otherwise limited by contractual provisions. Restricted cash is recorded within other assets on the consolidated balance sheet.

### Foreign Currency Translation

For foreign subsidiaries where the functional currency is the local currency, assets and liabilities are translated into U.S. dollars at the current exchange rate on the balance sheet date. Revenue and expenses are translated at average rates of exchange prevailing during each period. Translation adjustments for these subsidiaries are included in Accumulated other comprehensive income (loss).

For foreign subsidiaries where the functional currency is the U.S. dollar, monetary assets and liabilities are translated into U.S. dollars at the current exchange rate on the balance sheet date. Nonmonetary assets and liabilities are remeasured into U.S. dollars at historical exchange rates. Revenue and expense items are translated at average rates of exchange prevailing during each period.

Realized and unrealized foreign currency gains and losses arising from transactions denominated in currencies other than the subsidiary's functional currency are reflected in earnings with the exception of intercompany transactions considered to be of a long-term investment nature.

The components of foreign currency translation gains (losses), which are reported as a component of General and administrative expenses in the consolidated statements of operations, for the years ended December 31, 2012, 2011 and 2010 are as follows (in thousands):

| | Year ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Transaction losses | $(1,365) | $(1,293) | $ (556) |
| Remeasurement gains (losses) | 767 | 9 | (627) |
| | $ (598) | $(1,284) | $(1,183) |

## (2) BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### Inventory

Inventory is recorded at the lower of cost or market value using the first-in, first-out convention. The Company reduces the carrying value of inventory for those items that are potentially excess, obsolete or slow-moving based on changes in customer demand, technology developments or other economic factors.

Sonus writes down evaluation equipment at the time of shipment to its customers, as it is probable that the inventory value will not be realized.

Deferred product costs represent deferred cost of revenue for product shipments to customers prior to satisfaction of Sonus' revenue recognition criteria. Such costs are classified as inventory if the related deferred revenue is initially classified as current. Deferred product costs are recorded in Other assets if the related deferred revenue is initially classified as long-term, and remain a component of noncurrent assets until such costs are recognized in the consolidated statement of operations.

### Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which range from two to five years. Leasehold improvements are amortized over the lesser of the lease term or five years. When an asset is sold or retired, the cost and related accumulated depreciation or amortization are eliminated, and the resulting gain or loss, if any, is recognized in income (loss) from operations in the consolidated statement of operations. The Company reviews property and equipment for impairment in the same manner as intangible assets discussed below.



### Intangible Assets and Goodwill

Intangible assets are comprised of intellectual property purchased in 2010 which is amortized over its estimated useful life of five years, and intangible assets arising from the August 24, 2012 acquisition of NET, comprised of developed technology, customer relationships, order backlog and internal use software, which are amortized over their estimated useful lives of four months to approximately six years. Intangible assets are reviewed for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable based upon the estimated undiscounted cash flows. Recoverability of intangible assets with estimated lives and other long-lived assets is measured by a comparison of the carrying amount of an asset or asset group to future net undiscounted cash flows expected to be generated by the asset or asset group. If these comparisons indicate that an asset is not recoverable, the Company will recognize an impairment loss for the amount by which the carrying value of the asset or asset group exceeds the related estimated fair value. Estimated fair value is based on either discounted future operating cash flows or appraised values, depending on the nature of the asset.

Goodwill is recorded when the consideration for an acquisition exceeds the fair value of net tangible and identifiable intangible assets acquired. Goodwill is not amortized, but instead is tested for impairment at least annually or if indicators of potential impairment exist by comparing the fair value of the Company's reporting unit to its carrying value. The Company estimates the fair value of its

**(2) BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

reporting unit using a discounted cash flow model or other valuation models, such as comparative transactions and market multiples. The Company performs its annual testing on November 30 of each year.

**Other Assets**

Other assets are primarily comprised of the long-term portion of deferred cost of goods sold, prepaid expenses and deposits. In the fourth quarter of fiscal 2012, the Company wrote off $7.1 million of prepaid royalties related to products from which the Company does not expect to derive future sales. This amount is included as a component of Cost of revenue—product in the consolidated statement of operations for the year ended December 31, 2012.

**Stock-Based Compensation**

The Company's stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which generally represents the vesting period, and includes an estimate of the awards that will be forfeited. The Company uses the Black-Scholes valuation model for estimating the fair value on the date of grant of stock options. The fair value of stock option awards is affected by the Company's stock price as well as valuation assumptions, including the volatility of Sonus' stock price, expected term of the option, risk-free interest rate and expected dividends.

**Research and Development Costs**

Research and development costs are expensed as incurred.

**Software Development Costs**

The costs for the development of new software and substantial enhancements to existing software are expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized until the product is available for general release. The Company has determined that technological feasibility is established at the time a working model of the software is completed. The Company's process for developing software is essentially completed concurrently with the establishment of technological feasibility. Accordingly, no costs have been capitalized to date.

**Concentrations of Credit Risk and Single Source Suppliers**

The financial instruments that potentially subject Sonus to concentrations of credit risk are cash, cash equivalents, marketable debt securities and accounts receivable. The Company's cash equivalents and marketable debt securities were managed by two financial institutions at both December 31, 2012 and 2011.

Certain components and software licenses from third parties used in Sonus' products are procured from single sources of supply. The failure of a supplier, including a subcontractor, to deliver on schedule could delay or interrupt Sonus' delivery of products and thereby materially adversely affect Sonus' revenues and operating results.

**(2) BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Sonus has five contract manufacturers. Failure to manage the activities of these manufacturers or any disruption in these relationships could result in the disruption in the supply of its products and in delays in the fulfillment of the Company's customer orders.

**Advertising Costs**

Advertising costs are expensed as incurred. Advertising expenses were $1.1 million for the year ended December 31, 2012, $0.2 million for the year ended December 31, 2011 and $0.1 million for the year ended December 31, 2010.

**Operating Segments**

The Company operates in a single segment. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker in making decisions regarding resource allocation and assessing performance. To date, the chief operating decision maker has made such decisions and assessed performance at the company level, as one segment. The Company's chief operating decision maker is its President and Chief Executive Officer.

**Loss Contingencies and Reserves**

***Loss Contingencies.*** Sonus is subject to ongoing business risks arising in the ordinary course of business that affect the estimation process of the carrying value of assets, the recording of liabilities and the possibility of various loss contingencies. An estimated loss contingency is accrued when it is probable that a liability has been incurred or an asset has been impaired and the amount of loss can be reasonably estimated. Sonus regularly evaluates current information available to determine whether such amounts should be adjusted and records changes in estimates in the period they become known.

***Allowance for Doubtful Accounts.*** Sonus establishes billing terms at the time it negotiates purchase agreements with its customers. Sonus monitors its outstanding receivables for timely payments and potential collection issues. An allowance for doubtful accounts is estimated based on Sonus' assessment of the collectability of specific customer accounts.

***Accrual for Royalties.*** Sonus accrues for royalties for technology that it licenses from vendors based on established royalty rates and usage. In certain cases, Sonus has been contacted by third parties who claim that Sonus' products infringe on certain intellectual property of the third party. Sonus evaluates these claims and accrues amounts only when it is probable that the obligation has been incurred and the amounts are reasonably estimable.

***Reserve for Litigation and Legal Fees.*** Sonus is subject to various legal claims. Sonus reserves for legal contingencies and legal fees when it is probable that a loss has been incurred and the amounts are reasonably estimable.

**Accounting for Income Taxes**

Deferred tax assets and liabilities are recognized for the expected future consequences of events that have been reflected in the consolidated financial statements. Deferred tax assets and liabilities are

## (2) BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

determined based on the differences between the book and tax bases of assets and liabilities and operating loss carryforwards, using tax rates expected to be in effect for the years in which the differences are expected to reverse. Such differences arise primarily from stock-based compensation, depreciation, accruals and reserves, acquired intangible assets, deferred revenue, tax credits, net operating loss carryforwards and allowances for accounts receivable. Sonus records valuation allowances to reduce deferred income tax assets to the amount that is more likely than not to be realized. Sonus has not provided for U.S. income taxes on the undistributed earnings of non-U.S. subsidiaries, as the Company plans to permanently reinvest these amounts. Cumulative undistributed foreign earnings were approximately $19 million at December 31, 2012 and approximately $20 million at December 31, 2011.

The Company determines whether it is more likely than not that a tax position will be sustained upon examination. If it is not more likely than not that a position will be sustained, no amount of the benefit attributable to the position is recognized. The tax benefit to be recognized of any tax position that meets the more likely than not recognition threshold is calculated as the largest amount that is more than 50% likely of being realized upon resolution of the contingency. The Company accounts for interest and penalties related to uncertain tax positions as part of its provision for income taxes.

### Recent Accounting Pronouncements

On June 16, 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income* ("ASU 2011-05"), which revises the manner in which entities present comprehensive income in their financial statements. The new guidance requires companies to report components of comprehensive income in either: (1) a continuous statement of comprehensive income; or (2) two separate consecutive statements. ASU 2011-05 does not change the items that must be reported in other comprehensive income. On December 23, 2011, the FASB issued ASU No. 2011-12, *Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05* ("ASU 2011-12"), which defers certain provisions of ASU 2011-05, including the provision that requires entities to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented. The unaffected provisions of ASU 2011-05 became effective for the Company in its reporting of the first quarter of fiscal 2012. The Company has elected to present the Statement of Comprehensive Loss as a separate statement.

## (3) ACQUISITION OF NET

On August 24, 2012 (the "NET Acquisition Date"), the Company acquired all of the outstanding common stock of NET for cash consideration of $41.5 million, or $1.35 per share of NET common stock. The acquisition was effected through a merger of a wholly-owned subsidiary of the Company into NET with NET surviving the merger as a wholly-owned subsidiary of the Company. NET is a provider of networking equipment focused on secure real-time communications for Unified Communications ("UC"), SIP trunking, enterprise mobility and IP-based multi-service networking. The Company acquired NET to enhance its position as an enabler of cloud-based UC. The acquisition of NET expands the Company's portfolio of Session Border Controller ("SBC") solutions for enterprise

**(3) ACQUISITION OF NET (Continued)**

customers and is expected to bring engineering resources, broader channel capability and a broad U.S. federal government installed base to leverage into SIP-enabled platforms.

The transaction has been accounted for as a business combination and the financial results of NET have been included in the Company's condensed consolidated financial statements for the period subsequent to its acquisition. The Company's financial results for year ended December 31, 2012 include $17.3 million of revenue and $9.5 million of net loss attributable to NET for the period subsequent to its acquisition.

As of December 31, 2012, the valuation of acquired assets, identifiable intangible assets, uncertain tax liabilities and certain accrued liabilities is preliminary. The Company is in the process of investigating the facts and circumstances existing as of the NET Acquisition Date in order to finalize its valuation. Based on the preliminary purchase price allocation, including adjustments which resulted in a net reduction to goodwill of $0.8 million in the three months ended December 31, 2012, the Company recorded $28.7 million of goodwill, which is primarily due to expected synergies between the combined companies and expanded market opportunities with broader SBC product solution offerings.

The acquisition was accounted for as a nontaxable business combination and the Company carried over the existing tax basis of the acquired assets and assumed liabilities. The Company concluded that there was insufficient positive evidence to overcome the more objective evidence of cumulative losses and accordingly, a valuation allowance against these assets has been recorded in purchase accounting. As further described in Note 17, the Company intends to elect under Section 338(g) of the Internal Revenue Code to have the transaction treated as an asset acquisition (i.e., a taxable transaction) and therefore the goodwill will be deductible for tax purposes over 15 years.

A summary of the preliminary allocation of the purchase consideration for NET is as follows (in thousands):

| | |
|---|---|
| **Fair value of consideration transferred** | |
| Cash, net of cash acquired | $ 35,508 |
| Fair value of equity awards assumed (see Note 15) | 892 |
| Fair value of total consideration | $ 36,400 |
| **Fair value of assets acquired and liabilities assumed:** | |
| Marketable securities | $ 5,359 |
| Deferred income taxes | 681 |
| Other current assets | 12,491 |
| Property and equipment | 4,694 |
| Noncurrent investments | 10,167 |
| Intangible assets | 16,810 |
| Goodwill | 28,734 |
| Other noncurrent assets | 1,843 |
| Current liabilities | (9,870) |
| Debt | (34,208) |
| Other long-term liabilities | (301) |
| | $ 36,400 |

**(3) ACQUISITION OF NET (Continued)**

The valuation of the acquired intangible assets is inherently subjective and relies on significant unobservable inputs. The Company used an income approach to value the acquired customer relationships and developed technology intangible assets. The valuation for each of these intangible assets was based on estimated projections of expected cash flows to be generated by the assets, discounted to the present value at discount rates commensurate with perceived risk. The valuation assumptions take into consideration the Company's estimates of contract renewal, technology attrition and revenue growth projections. The Company is amortizing the identifiable intangible assets in relation to the expected cash flows from the individual intangible assets over their respective useful lives (see Note 9).

The identifiable intangible assets as of the NET Acquisition Date are as follows (in thousands):

| | |
|---|---|
| Developed technology | $ 9,080 |
| Customer relationships | 6,140 |
| Order backlog | 860 |
| Internal use software | 730 |
| | $16,810 |

*Pro Forma Results*

The following unaudited pro forma information presents the condensed combined results of operations of the Company and NET for the years ended December 31, 2012 and 2011 as if the acquisition of NET had been completed on January 1, 2011 with adjustments to give effect to pro forma events that are directly attributable to the acquisition. These pro forma adjustments include a reduction of historical NET revenue for the fair value adjustment related to acquired deferred revenue, an increase in amortization expense for the acquired identifiable intangible assets, a decrease in historical NET interest expense reflecting the extinguishment of certain of NET's debt as a result of the acquisition and the elimination of transaction costs included in the Company's and NET's historical results, directly attributable to the acquisition from the year ended December 31, 2012 and inclusion of such costs in the year ended December 31, 2011.

The unaudited pro forma results do not reflect any operating efficiencies or potential cost savings which may result from the consolidation of the operations of the Company and NET. Accordingly, these unaudited pro forma results are presented for illustrative purposes and are not intended to represent or be indicative of the actual results of operations of the combined company that would have been achieved had the acquisition occurred at the beginning of each period presented, nor are they intended to represent or be indicative of future results of operations (in thousands, except per share amounts):

| | Year ended December 31, | |
|---|---|---|
| | 2012 | 2011 |
| Revenue | $284,970 | $308,660 |
| Net loss | $(62,148) | $(60,984) |
| Loss per share | $ (0.22) | $ (0.22) |

## (3) ACQUISITION OF NET (Continued)

### *Acquisition-Related Costs*

Acquisition-related costs include those costs related to the acquisition that would otherwise not have been incurred by the Company. These costs include professional and services fees, such as legal, audit, consulting, paying agent and other fees and expenses related to cash payments to former NET executives under their NET change of control agreements.

The components of acquisition-related costs included in the Company's results of operations for the year ended December 31, 2012 are as follows (in thousands):

| | |
|---|---|
| Professional and services fees | $3,571 |
| Change of control agreements | 1,925 |
| | $5,496 |

## (4) EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of shares outstanding during the period. For periods in which the Company reports net income, diluted net income per share is determined by using the weighted average number of common and dilutive common equivalent shares outstanding during the period unless the effect is antidilutive.

The calculations of shares used to compute basic and diluted loss per share are as follows (in thousands):

| | Year ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Weighted average shares outstanding—basic | 280,090 | 278,540 | 275,470 |
| Potential dilutive common shares | — | — | — |
| Weighted average shares outstanding—diluted | 280,090 | 278,540 | 275,470 |


10-K

Options to purchase the Company's common stock and unvested shares of restricted stock aggregating 25.7 million shares for the year ended December 31, 2012, 24.9 million shares for the year ended December 31, 2011 and 20.8 million shares for the year ended December 31, 2010 have not been included in the computation of diluted loss per share because their effect would have been antidilutive.

## (5) CASH EQUIVALENTS, MARKETABLE SECURITIES AND INVESTMENTS

The Company invests in debt and equity instruments, primarily U.S. government-backed, municipal and corporate obligations, which management believes to be high quality (investment grade) credit instruments.

During the years ended December 31, 2012 and December 31, 2011, the Company did not sell any of its available-for-sale securities and accordingly, no such gains or losses were realized. During the year ended December 31, 2010, the Company sold $8.4 million of available-for-sale securities and realized approximately $7,000 of gains and no losses as a result of these sales on a specific identification basis.

## (5) CASH EQUIVALENTS, MARKETABLE SECURITIES AND INVESTMENTS (Continued)

Marketable securities and investments with continuous unrealized losses for one year or greater at December 31, 2012 were nominal; however, since the Company does not intend to sell these securities and does not believe it will be required to sell any securities before they recover in value, it does not believe these declines are other-than-temporary.

On a quarterly basis, the Company reviews its marketable securities and investments to determine if there have been any events that could create a credit impairment. Based on its reviews, the Company does not believe that any impairment existed with its current holdings at December 31, 2012.

The amortized cost, gross unrealized gains and losses and fair value of the Company's marketable debt and equity securities and investments at December 31, 2012 and 2011 were comprised of the following (in thousands):

| | December 31, 2012 | | | |
|---|---|---|---|---|
| | Amortized cost | Unrealized gains | Unrealized losses | Fair value |
| *Cash equivalents* | $ 69,389 | $— | $— | $ 69,389 |
| *Marketable securities* | | | | |
| U.S. government agency notes | $ 53,646 | $22 | $— | $ 53,668 |
| Foreign government notes | 2,000 | 1 | — | 2,001 |
| Corporate debt securities | 84,047 | 34 | (5) | 84,076 |
| Commercial paper | 7,492 | 5 | — | 7,497 |
| Certificates of deposit | 14,650 | 13 | — | 14,663 |
| | $161,835 | $75 | $(5) | $161,905 |
| *Investments* | | | | |
| U.S. government agency notes | $ 19,358 | $20 | $— | $ 19,378 |
| Corporate debt securities | 10,306 | 20 | (6) | 10,320 |
| | $ 29,664 | $40 | $(6) | $ 29,698 |

## (5) CASH EQUIVALENTS, MARKETABLE SECURITIES AND INVESTMENTS (Continued)

| | December 31, 2011 | | | |
|---|---|---|---|---|
| | Amortized cost | Unrealized gains | Unrealized losses | Fair value |
| *Cash equivalents* | $ 63,105 | $ — | $ — | $ 63,105 |
| *Marketable securities* | | | | |
| U.S. government agency notes | $106,631 | $100 | $ (4) | $106,727 |
| Foreign government notes | 1,770 | 1 | — | 1,771 |
| Corporate debt securities | 73,218 | 52 | (20) | 73,250 |
| Commercial paper | 22,787 | 1 | (1) | 22,787 |
| Certificates of deposit | 19,548 | 8 | (1) | 19,555 |
| | $223,954 | $162 | $(26) | $224,090 |
| *Investments* | | | | |
| U.S. government agency notes | $ 44,144 | $ 4 | $(18) | $ 44,130 |
| Corporate debt securities | 11,296 | 9 | (8) | 11,297 |
| | $ 55,440 | $ 13 | $(26) | $ 55,427 |

The Company's available-for-sale debt securities that are classified as Investments in the consolidated balance sheet mature after one year but within two years or less from the balance sheet date.


10-K

**Fair Value Hierarchy**

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. The three-tier fair value hierarchy is based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The fair value hierarchy is as follows:

*Level 1.* Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

*Level 2.* Level 2 applies to assets or liabilities for which there are inputs that are directly or indirectly observable in the marketplace, such as quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets).

*Level 3.* Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The following table shows the fair value of the Company's financial assets at December 31, 2012 and 2011. These financial assets are comprised of the Company's available-for-sale debt and equity

## (5) CASH EQUIVALENTS, MARKETABLE SECURITIES AND INVESTMENTS (Continued)

securities and reported under the captions Cash and cash equivalents, Marketable securities and Investments in the consolidated balance sheets (in thousands):

| | | Fair value measurements at December 31, 2012 using: | | |
|---|---|---|---|---|
| | Total carrying value at December 31, 2012 | Quoted prices in active markets (Level 1) | Significant other observable inputs (Level 2) | Significant unobservable inputs (Level 3) |
| *Cash equivalents* | $ 69,389 | $68,389 | $ 1,000 | $— |
| *Marketable securities* | | | | |
| U.S. government agency notes | $ 53,668 | $ — | $ 53,668 | $— |
| Foreign government notes | 2,001 | — | 2,001 | — |
| Corporate debt securities | 84,076 | — | 84,076 | — |
| Commercial paper | 7,497 | — | 7,497 | — |
| Certificates of deposit | 14,663 | — | 14,663 | — |
| | $161,905 | $ — | $161,905 | $— |
| *Investments* | | | | |
| U.S. government agency notes | $ 19,378 | $ — | $ 19,378 | $— |
| Corporate debt securities | 10,320 | — | 10,320 | — |
| | $ 29,698 | $ — | $ 29,698 | $— |

| | | Fair value measurements at December 31, 2011 using: | | |
|---|---|---|---|---|
| | Total carrying value at December 31, 2011 | Quoted prices in active markets (Level 1) | Significant other observable inputs (Level 2) | Significant unobservable inputs (Level 3) |
| *Cash equivalents* | $ 63,105 | $63,105 | $ — | $— |
| *Marketable securities* | | | | |
| U.S. government agency notes | $106,727 | $ — | $106,727 | $— |
| Foreign government notes | 1,771 | — | 1,771 | — |
| Corporate debt securities | 73,250 | — | 73,250 | — |
| Commercial paper | 22,787 | — | 22,787 | — |
| Certificates of deposit | 19,555 | — | 19,555 | — |
| | $224,090 | $ — | $224,090 | $— |
| *Investments* | | | | |
| U.S. government agency notes | $ 44,130 | $ — | $ 44,130 | $— |
| Corporate debt securities | 11,297 | — | 11,297 | — |
| | $ 55,427 | $ — | $ 55,427 | $— |

The Company's marketable securities and investments have been valued on the basis of valuations provided by third-party pricing services, as derived from such services' pricing models. Inputs to the models may include, but are not limited to, reported trades, executable bid and asked prices,

## (5) CASH EQUIVALENTS, MARKETABLE SECURITIES AND INVESTMENTS (Continued)

broker/dealer quotations, prices or yields of securities with similar characteristics, benchmark curves or information pertaining to the issuer, as well as industry and economic events. The pricing services may use a matrix approach, which considers information regarding securities with similar characteristics to determine the valuation for a security. The Company is ultimately responsible for the consolidated financial statements and underlying estimates. Accordingly, the Company assesses the reasonableness of the valuations provided by the third-party pricing services by reviewing actual trade data, broker/dealer quotes and other similar data, which are obtained from quoted market prices or other sources.

## (6) ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consist of the following (in thousands):

| | December 31, | |
|---|---|---|
| | 2012 | 2011 |
| Accounts receivable, gross | $68,654 | $53,126 |
| Allowance for doubtful accounts | — | — |
| Accounts receivable, net | $68,654 | $53,126 |

The activity in the Company's allowance for doubtful accounts is as follows (in thousands):

| Year ended December 31, | Balance at beginning of year | Charges to expense | Write-offs | Balance at end of year |
|---|---|---|---|---|
| 2012 | $ — | $— | $ — | $ — |
| 2011 | $313 | $— | $(313) | $ — |
| 2010 | $666 | $— | $(353) | $313 |


10-K

## (7) INVENTORY

Inventory consists of the following (in thousands):

| | December 31, | |
|---|---|---|
| | 2012 | 2011 |
| On-hand final assemblies and finished goods inventories | $ 22,305 | $ 11,556 |
| Deferred cost of goods sold | 5,704 | 6,689 |
| | 28,009 | 18,245 |
| Less current portion | (25,910) | (15,434) |
| Noncurrent portion (included in Other assets) | $ 2,099 | $ 2,811 |

## (8) PROPERTY AND EQUIPMENT

Property and equipment consists of the following (in thousands):

| | Useful Life | December 31, 2012 | December 31, 2011 |
|---|---|---|---|
| Equipment | 3 years | $ 78,517 | $ 71,500 |
| Software | 2-3 years | 14,852 | 13,708 |
| Furniture and fixtures | 3-5 years | 983 | 858 |
| Leasehold improvements | Shorter of the life of the lease or estimated useful life (1-5 years) | 11,747 | 10,342 |
| | | 106,099 | 96,408 |
| Less accumulated depreciation and amortization | | (82,332) | (74,324) |
| Property and equipment, net | | $ 23,767 | $ 22,084 |

The Company recorded depreciation and amortization expense related to property and equipment of $12.9 million for the year ended December 31, 2012, $11.6 million for the year ended December 31, 2011 and $11.2 million for the year ended December 31, 2010.

Property and equipment under capital leases included in the amounts above are as follows (in thousands):

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| Cost | $ 326 | $245 |
| Less accumulated depreciation | (194) | (82) |
| Property and equipment under capital leases, net | $ 132 | $163 |

In the years ended December 31, 2012, 2011 and 2010, the Company removed certain depreciable assets that were no longer in service. The gross amounts of such assets totaled $4.5 million in the year ended December 31, 2012, including $0.5 million related to the Company's 2012 restructuring initiative, $4.5 million in the year ended December 31, 2011 and $12.2 million in the year ended December 31, 2010. The Company recorded losses on the disposal of these assets of approximately $344,000 in the year ended December 31, 2012, including $305,000 recorded to restructuring expense, $24,000 in the year ended December 31, 2011 and $106,000 in the year ended December 31, 2010.

## (8) PROPERTY AND EQUIPMENT (Continued)

The net book values of the Company's property and equipment by geographic area are as follows (in thousands):

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| United States | $16,110 | $14,827 |
| Asia/Pacific | 6,811 | 6,813 |
| Europe | 792 | 433 |
| Other | 54 | 11 |
| | $23,767 | $22,084 |

## (9) INTANGIBLE ASSETS AND GOODWILL

The Company's intangible assets at December 31, 2012 and 2011 consist of the following (in thousands):

| December 31, 2012 | Weighted average amortization period (years) | Cost | Accumulated amortization | Net carrying value |
|---|---|---|---|---|
| Intellectual property | 5.00 | $ 2,999 | $2,199 | $ 800 |
| Developed technology | 5.03 | 9,080 | 730 | 8,350 |
| Customer relationships | 5.30 | 6,140 | 702 | 5,438 |
| Order backlog | 0.33 | 860 | 860 | — |
| Internal use software | 3.00 | 730 | 81 | 649 |
| | 4.35 | $19,809 | $4,572 | $15,237 |

| December 31, 2011 | Weighted average amortization period (years) | Cost | Accumulated amortization | Net carrying value |
|---|---|---|---|---|
| Intellectual property | 5.00 | $2,999 | $1,799 | $1,200 |

10-K

## (9) INTANGIBLE ASSETS AND GOODWILL (Continued)

Amortization expense for intangible assets for the years ended December 31, 2012, 2011 and 2010 was as follows (in thousands):

| | Year ended December 31, | | | Statement of operations classification |
|---|---|---|---|---|
| | 2012 | 2011 | 2010 | |
| Intellectual property | $ 400 | $400 | $400 | Research and development |
| Developed technology | 730 | — | 341 | Cost of revenue—product |
| Customer relationships | 702 | — | — | Sales and marketing |
| Order backlog | 860 | — | — | Cost of revenue—product |
| Internal use software | 81 | — | — | Cost of revenue—product |
| | $2,773 | $400 | $741 | |

Estimated future amortization expense for the Company's intangible assets at December 31, 2012 is as follows (in thousands):

| Years ending December 31, | |
|---|---|
| 2013 | $ 4,746 |
| 2014 | 3,634 |
| 2015 | 2,368 |
| 2016 | 1,934 |
| 2017 | 1,900 |
| Thereafter | 655 |
| | $15,237 |

Goodwill is recorded when the consideration for an acquisition exceeds the fair value of net tangible and identifiable intangible assets acquired. The changes in the carrying value of the Company's goodwill in the year ended December 31, 2012 are as follows (in thousands):

| | |
|---|---|
| Balance at January 1, 2012: | |
| Goodwill | $ 8,168 |
| Accumulated impairment losses | (3,106) |
| | 5,062 |
| Acquisition of NET | 28,734 |
| Balance at December 31, 2012 | $33,796 |

## (9) INTANGIBLE ASSETS AND GOODWILL (Continued)

| Balance at December 31, 2012: | |
|---|---|
| Goodwill | $36,902 |
| Accumulated impairment losses | (3,106) |
| | $33,796 |

There were no changes in the carrying value of the Company's goodwill in the year ended December 31, 2011.

The Company performed its annual test for impairment of goodwill at November 30, 2012, and concluded that there was no impairment.

## (10) ACCRUED EXPENSES

Accrued expenses consist of the following (in thousands):

| | December 31, | |
|---|---|---|
| | 2012 | 2011 |
| Employee compensation and related costs | $15,799 | $13,782 |
| Other | 10,996 | 7,838 |
| | $26,795 | $21,620 |

## (11) RESTRUCTURING ACCRUAL

On August 7, 2012, the Company announced that it had committed to a restructuring initiative to streamline operations and reduce operating costs by closing and consolidating certain facilities and reducing its worldwide workforce. In connection with this initiative, the Company recorded $7.7 million of restructuring expense in the year ended December 31, 2012, comprised of $3.2 million for severance and related costs to reduce the Company's workforce by approximately 150 people, or 12% of employees worldwide, $4.2 million related to space reductions in three facilities and $0.3 million for the write-off of assets associated with the aforementioned facility consolidations. Of this amount, the Company recorded $5.7 million in the three months ended December 31, 2012 and $2.0 million in the three months ended September 28, 2012. The $4.2 million recorded in the year ended December 31, 2012 related to facilities is comprised of $4.0 million related to space reductions in NET's former corporate headquarters in California, $0.1 million related to space reductions in the former NET facility in New Jersey and $0.1 million to consolidate the Company's offices in France. Restructuring expense is reported separately in the Company's consolidated statements of operations. The Company expects to complete the payments related to severance in the first quarter of fiscal 2013 and the payments related to facilities in fiscal 2016. The portion of restructuring payments due more than one year from the balance sheet date is included in Other long-term liabilities in the Company's consolidated balance sheet. At December 31, 2012, the long-term portion of accrued restructuring was $2.7 million.

**(11) RESTRUCTURING ACCRUAL (Continued)**

The table below summarizes the restructuring accrual activity for the year ended December 31, 2012 (in thousands):

| | Initiatives charged to expense | Cash payments | Foreign exchange | Balance at December 31, 2012 |
|---|---|---|---|---|
| Severance | $3,237 | $(2,097) | (5) | $1,135 |
| Facilities | 4,133 | (35) | 2 | 4,100 |
| Restructuring accrual activity | 7,370 | $(2,132) | $(3) | $5,235 |
| Asset write-offs | 305 | | | |
| Total restructuring expense | $7,675 | | | |

On August 24, 2010, the Company announced a restructuring initiative to close its offices in Ottawa, Canada and in Darmstadt, Germany, to relocate its Freehold, New Jersey facility to a smaller, more cost-effective space in the same area, and to reduce its workforce by 12 people, or approximately 1% of employees worldwide. The Company recorded $1.5 million of restructuring expense in fiscal 2010, of which $0.4 million was for the Ottawa, Canada office closing and recorded in the fourth quarter, and $1.1 million was for severance and related expenses and recorded in the third quarter. The payments related to this restructuring initiative were completed in fiscal 2010.

The Company did not record restructuring expense in fiscal 2011.

**(12) DEBT**

In connection with the Company's acquisition of NET, NET remained obligated under its 3¾% Convertible Senior Notes due December 15, 2014 (the "2007 Notes") and 7¼% Redeemable Convertible Subordinated Debentures due May 15, 2014 (the "1989 Debentures") outstanding at the NET Acquisition Date, subject to the transactions discussed below.

The Company has determined that the estimated fair value of its outstanding debt at December 31, 2012 equals its carrying value. Although the debt can be publicly traded, there have been no trading transactions since 2010 and accordingly, the Company has categorized it as a Level 2 within the fair value hierarchy.

***3¾% Convertible Senior Notes***

In December 2007, NET issued $85.0 million of 2007 Notes in a private placement, of which $10.5 million in principal remained outstanding at the NET Acquisition Date, and under which NET remained obligated after the acquisition. The 2007 Notes bear interest at a rate of 3¾% per annum and mature on December 15, 2014. The 2007 Notes are unsecured senior obligations of NET, ranking equal in right of payment to all existing and future senior indebtedness of NET, and senior in right of payment to any existing and future subordinated indebtedness of NET. The 2007 Notes are effectively subordinated to existing and future secured indebtedness of NET to the extent of the assets securing such indebtedness and structurally subordinated to the claims of all existing and future indebtedness and other liabilities of NET's subsidiaries. In connection with the acquisition, the Company neither assumed nor guaranteed NET's obligations under the 2007 Notes. The 2007 Notes are not redeemable by NET prior to the stated maturity date.

**(12) DEBT (Continued)**

Prior to the acquisition, a 2007 Note could be converted by a holder, at its option, into shares of NET common stock at a conversion rate of 73.3689 shares of NET common stock per $1,000 principal amount, subject to adjustment in certain events. On August 24, 2012, in connection with the consummation of the acquisition and as provided in the merger agreement, NET entered into a supplemental indenture for the 2007 Notes, which provided, among other things, that, in lieu of being convertible into shares of NET common stock, the 2007 Notes will be convertible into the kind and amount of merger consideration that would have been receivable upon the consummation of the acquisition by a holder of the number of shares of NET common stock issuable upon conversion of such 2007 Notes immediately preceding the effective time of the acquisition. The merger consideration was $1.35 in cash per share of NET common stock.

Upon the occurrence of certain fundamental changes including, without limitation, an acquisition of voting control of NET, the liquidation of NET, or NET's common stock ceasing to be traded on a U.S. national securities exchange, a holder of 2007 Notes obtained the right to require NET to purchase for cash all or any part of its 2007 Notes at a purchase price equal to 100% of the principal amount plus any accrued and unpaid interest (including additional interest, if any) up until, but not including, the fundamental change purchase date. The acquisition of NET by the Company constituted a "fundamental change" under the indenture governing the 2007 Notes. Accordingly, as required by the indenture governing the 2007 Notes and as provided in the merger agreement, on August 27, 2012, a fundamental change notice was sent to each holder of 2007 Notes, indicating that each such holder had the right to have all or a portion of its 2007 Notes purchased at a price in cash equal to 100% of the principal amount of the 2007 Notes (or portion thereof), plus any accrued and unpaid interest to, but excluding the fundamental change purchase date of October 12, 2012. In response to the fundamental change notice, $8.1 million in aggregate principal amount of 2007 Notes were tendered for purchase. The remaining $2.4 million in aggregate principal amount is due in 2014.

*7¼% Redeemable Convertible Subordinated Debentures*

In May 1989, NET issued $75.0 million of 1989 Debentures, of which $23.7 million in aggregate principal amount remained outstanding as of the NET Acquisition Date, and under which NET remained obligated after the acquisition. The 1989 Debentures bore interest at a rate of 7¼% per annum and matured according to their terms on May 15, 2014. In connection with the acquisition, the company neither assumed nor guaranteed NET's obligations under the 1989 Debentures.

Prior to the acquisition, each 1989 Debenture was convertible at the option of the holder into NET common stock at a conversion price of $31.50 per share and was redeemable at the option of NET. The 1989 Debenture holders were entitled to a sinking fund which began May 15, 2000, of 14 annual payments of 5% of the aggregate principal amount of the 1989 Debentures issued ($3.8 million annually), reduced by any redemption or conversion of the 1989 Debentures. As a result of previous redemptions, the total remaining sinking fund requirement was $1.2 million at the NET Acquisition Date, which, assuming no further redemptions would be due as a final sinking fund payment on May 15, 2014.

On August 24, 2012, in connection with the consummation of the acquisition and as provided in the merger agreement, NET entered into a supplemental indenture for the 1989 Debentures, which provided, among other things, that, in lieu of being convertible into shares of NET common stock, the 1989 Debentures would be convertible into the kind and amount of merger consideration that would

**(12) DEBT (Continued)**

have been received upon the consummation of the acquisition by a holder of the number of shares of NET common stock issuable upon conversion of such 1989 Debenture immediately preceding the effective time of the acquisition. The merger consideration was $1.35 per share.

On August 24, 2012, NET sent a notice to the holders of the 1989 Debentures, notifying them that NET had elected to redeem the entire outstanding aggregate principal amount of the 1989 Debentures. The date for the redemption was September 26, 2012. On the redemption date, the entire outstanding principal amount of the 1989 Debentures became due and payable at a redemption price equal to 100% of the principal amount of the 1989 Debentures plus accrued and unpaid interest to the redemption date. NET paid the aggregate principal amount of $23.7 million plus $0.6 million in accrued interest to the holders of the 1989 Debentures on September 26, 2012 and accordingly, at December 31, 2012, no obligation remained in connection with the Debentures.

## (13) LONG-TERM LIABILITIES

Long-term liabilities consist of the following (in thousands):

| | December 31, | |
|---|---|---|
| | 2012 | 2011 |
| Capital lease obligations | $ 170 | $ 191 |
| Deferred rent | 3,551 | 4,683 |
| Restructuring | 5,235 | — |
| | 8,956 | 4,874 |
| Current portion* | (3,250) | (1,275) |
| Long-term liabilities, net of current portion | $ 5,706 | $ 3,599 |

* Includes $2.5 million of current accrued restructuring reported as a component of Accrued expenses in the consolidated balance sheet at December 31, 2012.

The future minimum annual payments under capital leases at December 31, 2012 are as follows (in thousands):

| Years ending December 31, | |
|---|---|
| 2013 | $ 121 |
| 2014 | 29 |
| 2015 | 25 |
| 2016 | 2 |
| 2017 | — |
| Total minimum lease payments | 177 |
| Less amount representing interest | (7) |
| Present value of minimum lease payments | 170 |
| Less current portion | (116) |
| Long-term liabilities portion | $ 54 |

## (14) STOCKHOLDER RIGHTS PLAN

On June 10, 2011, the Company entered into an amendment to its stockholder rights agreement (the "Rights Plan") to extend the expiration date of the rights in such Rights Plan from June 26, 2011 to June 26, 2013. The amendment was not in response to any acquisition proposal and no other amendments were made to the Rights Plan. The Rights Plan was originally adopted on June 26, 2008 and would have expired on June 26, 2011.

Under the Rights Plan, preferred stock purchase rights (the "Rights") were distributed as a dividend at the rate of one Right per share of common stock of the Company held by stockholders of record as of the close of business on July 7, 2008. Each Right entitles the stockholder to purchase from the Company a unit consisting of one one-thousandth of a share (a "Unit") of preferred stock at a purchase price of $25.00 per Unit, subject to adjustment.

The Rights generally will be exercisable only if a person or group acquires beneficial ownership of 15% or more of the Company's common stock (which includes for this purpose shares of common stock referenced in derivative transactions or securities), or commences or publicly announces a tender or exchange offer upon consummation of which they would beneficially own 15% or more of the Company's common stock. Subject to certain conditions, a person or group who beneficially owned 15% or more of the outstanding shares of the Company's common stock prior to the adoption of the Rights Plan did not cause the Rights to become exercisable upon adoption of the Rights Plan. Should the Rights become exercisable, the effect would be to dilute the ownership of the beneficial owner(s) who triggered the Rights, as that beneficial owner or group of owners would not receive the Units.

## (15) STOCK-BASED COMPENSATION PLANS

### 2007 Stock Incentive Plan

The Company's 2007 Stock Incentive Plan (the "2007 Plan") was approved at the Company's Annual Meeting of Stockholders held on November 12, 2007, and became effective on that date. The 2007 Plan provides for the award of options to purchase the Company's common stock ("stock options"), stock appreciation rights ("SARs"), restricted common stock ("restricted stock"), performance-based awards, restricted stock units and other stock-based awards to employees, officers, directors (including those directors who are not employees or officers of the Company), consultants and advisors of the Company and its subsidiaries.



At the Company's Annual Meeting of Stockholders held on June 16, 2010 (the "2010 Annual Meeting"), the Company's stockholders approved an increase to the number of shares of the Company's common stock available for grant under the 2007 Plan by 20 million shares (the "Amended 2007 Plan").

At December 31, 2012, there were 8.5 million shares available for future issuance under the Amended 2007 Plan. Under the fungible share pool formula, the number of total shares available for future awards under the Amended 2007 Plan would be reduced by the fungible share pool multiple of 1.5 for each share of common stock included in an award other than a stock option or SAR award. Accordingly, the total number of shares awarded in the future under the Amended 2007 Plan could be less than the number of shares currently available for issuance.

**(15) STOCK-BASED COMPENSATION PLANS (Continued)**

**2008 Stock Incentive Plan**

In connection with the acquisition of NET, the Company assumed NET's 2008 Equity Incentive Plan (the "NET 2008 Plan"), which provides for the award of stock options, SARs, restricted stock, performance-based awards and restricted stock units ("RSUs"), and the number of shares available for grant under the 2008 Plan were converted to like Sonus equity awards (the "converted awards") using a conversion factor of 0.75, which was calculated based on the acquisition consideration of $1.35 per share of NET common stock divided by the average of the closing price of Sonus common stock for the ten consecutive days ending with the third trading day that preceded the closing date. This conversion factor was also used to convert the exercise prices of NET stock options to Sonus stock option exercise prices. The converted awards will vest under the same schedules as the respective NET stock options and NET RSUs.

The fair values of the NET stock options assumed were estimated using a Black-Scholes option pricing model. The Company recorded $0.9 million as additional purchase consideration for the fair value of the assumed equity awards. The fair value of the assumed awards attributable to future stock-based compensation expense totaled $0.4 million, which is being recorded over a weighted average period of approximately eight months.

In December 2012, the Company's Board of Directors approved the re-naming of the NET 2008 Plan to the 2008 Stock Incentive Plan (the "2008 Plan"). At December 31, 2012, there were 2.6 million shares available for future issuance under the 2008 Plan. Under the fungible pool formula, the number of total shares available for future awards under the 2008 Plan would be reduced by the fungible share pool multiple of 1.25 for each share of common stock included in an award other than a stock option or SAR award. Accordingly, the total number of shares awarded in the future under the 2008 Plan could be less than the number of shares currently available for issuance.

**Chief Executive Officer Agreement**

On August 7, 2012, the Company and Raymond P. Dolan, the Company's President and Chief Executive Officer ("Mr. Dolan") executed a letter agreement (the "Amendment") amending the terms and conditions of Mr. Dolan's employment agreement of October 8, 2010 as amended on February 13, 2011 (the "Agreement"). Under the terms of the Amendment, Mr. Dolan elected to accept shares of restricted stock (the "Salary Shares") in lieu of base salary for the period from August 10, 2012 through December 31, 2012. Mr. Dolan also elected to receive his fiscal year 2012 target bonus, if earned, in the form of restricted shares ("Bonus Shares").

The Company granted Mr. Dolan 108,398 Salary Shares, which have a total grant date fair value equal to the balance of Mr. Dolan's base salary for the year ending December 31, 2012, calculated by dividing Mr. Dolan's remaining base salary for the year by $1.78, the closing price of the Company's common stock on the date of grant. The Salary Shares vested in full on December 31, 2012. The Company recorded compensation expense related to these awards ratably over the remaining vesting period through December 31, 2012. The Salary Shares are included in the amount reported as "Granted" in the Restricted Stock Awards table below.

The Company granted Mr. Dolan 421,348 Bonus Shares, which equals Mr. Dolan's target bonus at the maximum level of achievement (150% of Mr. Dolan's annual base salary), divided by $1.78, the closing price of the Company's common stock on the date of grant. The Company recorded stock-based

**(15) STOCK-BASED COMPENSATION PLANS (Continued)**

compensation expense for the Bonus Shares commensurate with the expected achievement level represented by the Company's accrual for its company-wide cash bonus program, as the performance metrics for each are consistent. The Bonus Shares are included in the amount reported as "Granted" in the Performance-Based Stock Awards table below. On February 14, 2013, the Compensation Committee determined that Mr. Dolan had earned 280,899 Bonus Shares, of which 50% of such shares will vest on August 15, 2013 and the remaining 50% of such shares will vest on February 15, 2014. Mr. Dolan forfeited the remaining 140,449 Bonus Shares on February 14, 2013.

**Stock Option Exchange Offer**

The Company commenced a voluntary stock option exchange program (the "Exchange Offer") beginning on September 8, 2009 and expiring on October 5, 2009. Shares of restricted stock issued under the Exchange Offer were completely unvested at the time they were granted and vest over a period of three years following the exchange date, with 33⅓% of the shares vesting annually. The Company recognized the unamortized stock-based compensation expense related to the tendered stock options, aggregating $3.5 million, over the three-year vesting period of the restricted common stock issued under the Exchange Offer. This three-year vesting period ended in October 2012.

**Stock Options**

Options are issued to purchase shares of common stock of the Company at prices that are equal to the fair market value of the shares on the date the option is granted. Options generally vest over a period of four years, with 25% of the shares subject to the option vesting on the first anniversary of the grant date and the remaining 75% vesting in equal monthly increments thereafter through the fourth anniversary of the grant date. Options granted under the Amended 2007 Plan generally expire ten years from the date of grant. Options granted under the 2008 Plan generally expire seven years from the date of grant. The grant date fair value of options, adjusted for estimated forfeitures, is recognized as expense on a straight-line basis over the requisite service period, which is generally the vesting period. Forfeitures are estimated based on historical experience.

## (15) STOCK-BASED COMPENSATION PLANS (Continued)

The activity related to the Company's outstanding stock options during the year ended December 31, 2012 is as follows:

| | Number of Shares | Weighted Average Exercise Price | Weighted Average Remaining Contractual Term (years) | Aggregate Intrinsic Value (in thousands) |
|---|---|---|---|---|
| Outstanding at January 1, 2012 | 22,627,885 | $3.82 | | |
| Granted | 6,574,283 | $2.59 | | |
| NET outstanding options converted to Sonus options | 994,800 | $1.11 | | |
| Exercised | (212,502) | $1.19 | | |
| Forfeited | (2,634,217) | $2.80 | | |
| Expired | (2,233,851) | $4.46 | | |
| Outstanding at December 31, 2012 | 25,116,398 | $3.46 | 6.22 | $560 |
| Vested or expected to vest at December 31, 2012 | 23,717,660 | $3.52 | 6.08 | $559 |
| Exercisable at December 31, 2012 | 14,057,073 | $4.16 | 4.33 | $446 |

The grant date fair values of options to purchase common stock granted in the years ended December 31, 2012, 2011 and 2010 were estimated using the Black-Scholes valuation model with the following assumptions:

| | Year ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Risk-free interest rate | 0.67%–0.89% | 0.95%–2.12% | 1.46%–2.65% |
| Expected dividends | — | — | — |
| Weighted average volatility | 67.4% | 67.6% | 64.5% |
| Expected life (years) | 4.5 | 4.5 | 4.5 |

The risk-free interest rate used is the average U.S. Treasury Constant Maturities Rate for the expected life of the award. The expected dividend yield of zero is based on the fact that the Company has never paid dividends and has no present intention to pay cash dividends. The expected life for stock options is based on a combination of the Company's historical option patterns and expectations of future employee actions.

The weighted average grant-date fair values of options granted during the year were $1.39 for the year ended December 31, 2012, $1.37 for the year ended December 31, 2011 and $1.65 for the year ended December 31, 2010.

The total intrinsic values of options exercised during the year were $0.2 million for the year ended December 31, 2012, $0.9 million for the year ended December 31, 2011 and $1.0 million for the year ended December 31, 2010.

The Company received cash from option exercises of $0.3 million in the year ended December 31, 2012, $0.8 million in the year ended December 31, 2011 and $1.0 million in the year ended December 31, 2010.

## (15) STOCK-BASED COMPENSATION PLANS (Continued)

### Restricted Stock Grants—Restricted Stock Awards and Restricted Stock Units

The Company's outstanding restricted stock grants consist of both restricted stock awards ("RSAs") and RSUs. The Company has no unvested RSUs other than those converted in connection with the NET acquisition. Recipients of RSAs have voting rights and rights to receive dividends, if declared. RSAs generally vest 25% on the first anniversary of the grant date, with the remaining 75% vesting in equal increments semi-annually thereafter. RSAs issued in connection with the Company's Exchange Offer, under which restricted shares were granted on October 6, 2009, vested over a period of three years following the exchange date, with 33⅓% of the shares vesting annually. The RSUs assumed in connection with the NET acquisition vest over a period of 1.75 years and will be fully vested in August 2013. The grant date fair value of restricted stock grants, adjusted for estimated forfeitures, is recognized as expense on a straight-line basis over the requisite service period. The fair value of restricted stock grants is determined based on the market value of the Company's shares on the date of grant.

The activity related to the Company's unvested restricted stock grants for the year ended December 31, 2012 is as follows:

| | Shares | Weighted Average Grant Date Fair Value |
|---|---|---|
| Unvested balance at January 1, 2012 | 602,403 | $2.38 |
| Granted | 920,344 | $2.59 |
| Unvested NET RSUs converted to Sonus RSUs | 82,110 | $1.86 |
| Vested | (767,523) | $2.37 |
| Forfeited | (220,131) | $2.90 |
| Unvested balance at December 31, 2012 | 617,203 | $2.45 |

The total fair value of restricted stock grant shares vested was $1.8 million in the year ended December 31, 2012, $3.2 million in the year ended December 31, 2011 and $7.8 million in the year ended December 31, 2010.


10-K

### Performance-Based Stock Awards

Similar to recipients of RSAs, recipients of performance-based stock awards have voting rights and rights to dividends, if declared. The Company begins to record stock-based compensation expense for performance-based stock awards at the time that it becomes probable that the respective performance conditions will be achieved. The Company will continue to recognize the grant date fair value of performance-based stock awards through the vest date of the respective awards so long as it remains probable that the related performance conditions will be satisfied.

**(15) STOCK-BASED COMPENSATION PLANS (Continued)**

The activity related to the Company's performance-based stock awards for the year ended December 31, 2012 is as follows:

| | Shares | Weighted Average Grant Date Fair Value |
|---|---|---|
| Unvested balance at January 1, 2012 | 1,715,056 | $3.08 |
| Granted | 421,348 | $1.78 |
| Vested | — | — |
| Forfeited | (1,715,056) | $3.08 |
| Unvested balance at December 31, 2012 | 421,348 | $1.78 |

At January 1, 2012, the Company had 1.7 million unvested shares of common stock related to performance-based stock awards. The performance conditions for these awards were not satisfied by December 31, 2011, the end of the performance period. As a result, these shares were forfeited on February 21, 2012, the date that the Company issued a press release reporting its financial results for the quarter and year ended December 31, 2011, and accordingly, no expense was recognized for these awards in 2011.

There are 2.0 million shares of the Company's common stock that are not included in the table above. As of December 31, 2012, the Company had established performance conditions for these awards; however, due to the level of discretion that the Compensation Committee of the Board of Directors (the "Compensation Committee") has in determining the final number of shares earned under each performance-based award, the grant date criteria have not been met as of December 31, 2012 and accordingly, these shares are not reported as "granted" in the table above. The Company is recording stock-based compensation expense over the requisite service period for these awards based upon the most probable outcome of the performance conditions as set forth within each agreement. The Company recorded expense of $1.0 million related to performance-based shares in the year ended December 31, 2012.

**ESPP**

The Amended and Restated 2000 Employee Stock Purchase Plan (the "ESPP") is designed to provide eligible employees of the Company and its participating subsidiaries an opportunity to purchase common stock of the Company through accumulated payroll deductions.

The ESPP provides for six-month consecutive offering periods, with the purchase price of the stock equal to 85% of the market price on the last day of the offering period. Under the ESPP, because employees are entitled to purchase a variable number of shares for a fixed monetary amount, future awards are classified as share-based liabilities and recorded at fair value. However, the maximum number of shares of common stock an employee may purchase during each offering period is 2,500, subject to certain adjustments pursuant to the ESPP. The Company reclassifies these liabilities to Additional paid-in capital at the time of the share purchase, which is the date of the award.

On January 1 of each year, the aggregate number of shares of common stock available for purchase under the ESPP increases by the lesser of (i) 2% of the outstanding shares on December 31 of the preceding year or (ii) an amount determined by the Board of Directors of the Company. At

**(15) STOCK-BASED COMPENSATION PLANS (Continued)**

December 31, 2012, 25.0 million shares were authorized and 12.4 million shares were available under the ESPP for future issuance.

**Stock-Based Compensation**

The consolidated statements of operations include stock-based compensation for the years ended December 31, 2012, 2011 and 2010 as follows (in thousands):

| | Year ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Product cost of revenue | $ 162 | $ 398 | $ 369 |
| Service cost of revenue | 813 | 1,203 | 1,620 |
| Research and development | 2,297 | 2,045 | 2,514 |
| Sales and marketing | 2,006 | 1,817 | 2,661 |
| General and administrative | 3,725 | 2,402 | 8,121 |
| | $9,003 | $7,865 | $15,285 |

Stock-based compensation expense for the year ended December 31, 2011 includes $0.3 million related to the acceleration of vesting of stock options and restricted stock in connection with the separation of the former Senior Vice President and Chief Financial Officer from the Company. Stock-based compensation expense for the year ended December 31, 2010 includes $5.1 million in the aggregate related to the acceleration of vesting of stock options and restricted stock in connection with the departures of the former President and Chief Executive Officer and the former Executive Vice President and Chief Operating Officer.


10-K

The Company included stock-based compensation in inventory of approximately $29,000 at December 31, 2012 and $0.1 million at December 31, 2011.

There is no income tax benefit for employee stock-based compensation expense for the years ended December 31, 2012, 2011and 2010 due to the valuation allowance recorded.

At December 31, 2012, there was $13.1 million, net of expected forfeitures, of unrecognized stock-based compensation expense related to unvested stock options and restricted stock awards. This expense is expected to be recognized over a weighted average period of approximately three years.

**Common Stock Reserved**

Common stock reserved for future issuance at December 31, 2012 consists of the following:

| | |
|---|---|
| Amended 2007 Plan | 8,525,596 |
| 2008 Plan | 2,610,980 |
| ESPP | 12,362,792 |
| | 23,499,368 |

The Company's policy is to issue authorized but unissued shares upon the exercise of stock options, grant restricted common stock and performance-based stock awards, and authorize the purchase of shares of the Company's common stock under the ESPP.

## (16) EMPLOYEE DEFINED CONTRIBUTION PLAN

Through December 31, 2012, the Company provided a matching contribution of 50% of employee contributions to its 401(k) savings plan, up to a maximum match of $3,500 per employee per year. The Company recorded expense related to its 401(k) savings plan of $1.7 million in the year ended December 31, 2012, $1.4 million in the year ended December 31, 2011 and $1.1 million in the year ended December 31, 2010.

## (17) INCOME TAXES

The components of income (loss) from continuing operations before income taxes consist of the following (in thousands):

| | Year ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Loss before income taxes: | | | |
| United States | $(49,337) | $(13,144) | $(11,031) |
| Foreign | 1,609 | 1,906 | 1,033 |
| | $(47,728) | $(11,238) | $ (9,998) |

The provision (benefit) for income taxes from continuing operations consists of the following (in thousands):

| | Year ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Provision (benefit) for income taxes: | | | |
| Current: | | | |
| Federal | $ 14 | $ 14 | $ (80) |
| State | 105 | 183 | 152 |
| Foreign | 1,465 | 1,212 | 1,027 |
| Total current | 1,584 | 1,409 | 1,099 |
| Deferred: | | | |
| Federal | (12,441) | (140) | 13,363 |
| State | (1,680) | 696 | 1,340 |
| Foreign | 607 | 56 | (406) |
| Change in valuation allowance | 14,371 | (556) | (14,703) |
| Total deferred | 857 | 56 | (406) |
| Total | $ 2,441 | $1,465 | $ 693 |

**(17) INCOME TAXES (Continued)**

A reconciliation of the Company's effective tax rate for continuing operations to the statutory federal rate is as follows:

| | Year ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| U.S. Statutory income tax rate | (35.0)% | (35.0)% | (35.0)% |
| State income taxes, net of federal benefit | (3.6) | 6.0 | (8.8) |
| Foreign income taxes | 3.2 | 5.3 | (2.5) |
| Foreign dividends | 2.1 | 9.3 | — |
| Stock-based compensation | 3.4 | 14.9 | 4.9 |
| Tax credits | (0.7) | 3.2 | (6.2) |
| Uncertain tax positions | — | 0.1 | (0.8) |
| Deferred cost of goods sold elimination | (1.2) | 5.0 | — |
| Valuation allowance | 35.5 | 2.0 | 53.0 |
| Other, net | 1.4 | 2.2 | 2.3 |
| Effective income tax rate | 5.1% | 13.0% | 6.9% |


10-K

**(17) INCOME TAXES (Continued)**

The following is a summary of the significant components of deferred income tax assets and liabilities (in thousands):

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| Assets: | | |
| Net operating loss carryforwards | $ 62,257 | $ 47,983 |
| Capital loss carryforwards | 5,455 | 5,495 |
| Research and development tax credits | 19,627 | 18,790 |
| Other tax credits | 249 | 1,113 |
| Intangible assets | 1,332 | 626 |
| Deferred revenue | 3,915 | 7,803 |
| Accrued expenses | 7,871 | 5,287 |
| Inventory | 5,750 | 4,846 |
| Stock-based compensation | 7,881 | 7,047 |
| Other temporary differences | 4,863 | 5,765 |
| | 119,200 | 104,755 |
| Valuation allowance | (116,929) | (102,558) |
| Total deferred tax assets | 2,271 | 2,197 |
| Liabilities: | | |
| Purchased intangible assets | (249) | — |
| Unrealized gain on available-for-sale securities | (574) | (574) |
| Total deferred tax liabilities | (823) | (574) |
| Total net deferred tax assets | $ 1,448 | $ 1,623 |
| Reported as: | | |
| Deferred income taxes—current | $ 686 | $ 486 |
| Deferred income taxes—noncurrent | 762 | 1,137 |
| | $ 1,448 | $ 1,623 |

At December 31, 2012, the Company had cumulative net operating losses ("NOL") of $192.4 million for federal income tax purposes and $91.5 million for state income tax purposes. The federal NOL carryforwards expire at various dates from 2020 through 2032. The state NOL expires at various dates from 2013 through 2032. Of the federal NOL, $119.0 million is attributable to stock option deductions. The Company's federal NOL carryforwards for tax return purposes are $24.0 million greater than its recognized federal NOL for financial reporting purposes, primarily due to excess tax benefits (stock compensation deductions in excess of book compensation costs) not recognized for financial statement purposes until realized. The tax benefit of this loss would be recognized for financial statement purposes in the period in which the tax benefit reduces income taxes payable, which will not be recognized until the Company recognizes a reduction in taxes payable from all other NOL carryforwards. In addition, the Company has $7.9 million of deferred tax assets as of December 31, 2012 related to compensation expenses recognized for financial reporting purposes that are not deductible for tax purposes until options are exercised or shares vest. As employees will not exercise the underlying options unless the current market price exceeds the option exercise price and the

**(17) INCOME TAXES (Continued)**

Company's tax deduction for restricted shares is determined as the shares vest, the ultimate realization of the benefit related to stock options is directly associated with the price of the Company's common stock. At December 31, 2012, the Company's stock price of $1.70 was well below the weighted average exercise price of the Company's stock options of $3.46.

With respect to non-U.S. NOL carryovers, the Company's United Kingdom subsidiary has a current year estimated NOL of $0.2 million and a carryover of $2.8 million from its acquisition of NET.

The Company also has available federal and state research and development credit carryforwards of $25.5 million that expire at various dates from 2015 through 2032.

The Company has available $14.2 million of capital loss carryover resulting from the sale of its Zynetix subsidiary on November 26, 2008. The capital loss is only available to offset capital gains. Because it is not more likely than not that the Company will realize a benefit prior to the expiration of the capital loss carryforward in 2013, a full valuation allowance has been established against the $5.5 million tax benefit associated with this capital loss.

During fiscal 2012 and fiscal 2011, the Company performed an analysis to determine if, based on all available evidence, it considered it more likely than not that some portion or all of the recorded deferred tax assets will not be realized in a future period. As a result of the Company's evaluation, the Company concluded that there was insufficient positive evidence to overcome the more objective negative evidence related to its cumulative losses and other factors. Accordingly, the Company has maintained a valuation allowance against its domestic deferred tax assets amounting to $116.9 million at December 31, 2012 and $102.6 million at December 31, 2011.

The Company operated under a tax holiday in India, which expired in March 2011.

A reconciliation of the Company's unrecognized tax benefits is as follows (in thousands):

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Unrecognized tax benefits at January 1 | $10,004 | $ 9,990 | $10,070 |
| Increases related to current year tax positions | 14 | 14 | 23 |
| Decreases related to prior period tax positions | (1,171) | — | — |
| Settlements | — | — | (103) |
| Unrecognized tax benefits at December 31 | $ 8,847 | $10,004 | $ 9,990 |

The Company recorded liabilities for potential penalties and interest of $14,000 for the year ended December 31, 2012, $14,000 for the year ended December 31, 2011 and $23,000 for the year ended December 31, 2010. The Company does not expect its unrecognized tax benefits to change materially over the next 12 months. Due to the Company's valuation allowance at December 31, 2012, none of the Company's unrecognized tax benefits, if recognized, would affect the effective tax rate.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, as well as various state and foreign jurisdictions. Generally, the tax years 2007 through 2012 remain open to examination by the major taxing jurisdictions to which the Company is subject. The Company's federal NOLs generated prior to 2003 could be adjusted on examination even though the year in which the loss was generated is otherwise closed by the statute of limitations. The Company's primary state jurisdiction, Massachusetts, has open periods from 2008 through 2012.

### (17) INCOME TAXES (Continued)

The acquisition of NET was accounted for as a nontaxable business combination and the Company carried over the existing tax basis of the acquired assets and liabilities. Deferred taxes were recorded as part of the business combination based on the differences between the tax basis of the acquired assets or liabilities and their reported amounts for financial reporting purposes. The Company concluded that there was insufficient positive evidence to overcome the more objective negative evidence related to cumulative losses and other factors. Accordingly, the Company recorded a valuation allowance against the majority of the acquired deferred tax assets.

With respect to the acquisition of NET, the Company intends to unilaterally elect under Section 338(g) of the Internal Revenue Code to have the acquisition transaction treated as an asset acquisition (i.e., a taxable transaction). The election is not considered part of the business combination and resulted in a step-up in the acquired assets and liabilities to fair market value for tax purposes. During the quarter ended September 28, 2012 as a result of the election, the Company reversed all of the deferred taxes related to NET's assets, liabilities and net operating loss carryovers and the related valuation allowance that were recorded in the business combination. Any resulting taxable gain from the election will be fully offset by NET's operating loss carryovers and no taxes will be payable by the Company as a result of the election.

### (18) MAJOR CUSTOMERS

The following customers each contributed 10% or more of the Company's revenue in at least one of the years ended December 31, 2012, 2011 and 2010:

| | Year ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Bahamas Telecommunications Company Ltd. | * | 14% | — |
| AT&T | 20% | 12% | 21% |

* Represents less than 10% of revenue

At December 31, 2012, one customer accounted for 10% or more of the Company's accounts receivable balance, representing approximately 25% of the Company's accounts receivable balance. At December 31, 2011, one customer accounted for 10% or more of the Company's accounts receivable balance, representing approximately 21% of the Company's accounts receivable balance. The Company performs ongoing credit evaluations of its customers and generally does not require collateral on accounts receivable. The Company maintains an allowance for doubtful accounts and such losses have been within management's expectations.

## (19) GEOGRAPHIC AND OPERATING SEGMENT INFORMATION

The Company's classification of revenue by geographic area is determined by the location of the Company's customers. The following table summarizes revenue by geographic area as a percentage of total revenue:

| | Year ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| United States | 68% | 60% | 68% |
| Europe, Middle East and Africa | 13 | 9 | 15 |
| Japan | 14 | 11 | 12 |
| Other Asia Pacific | 4 | 2 | 2 |
| Other | 1 | 15 | 3 |
| | 100% | 100% | 100% |

Bahamas Telecom accounted for approximately 14% of the Company's revenue in the year ended December 31, 2011. Bahamas Telecom is located in the Caribbean and is included as a component of "Other" in the table above.

The Company's product revenue is comprised of the following (in thousands):

| | Year ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Trunking and communication applications | $ 85,694 | $116,506 | $122,244 |
| SBC | 67,632 | 37,867 | 24,339 |
| | $153,326 | $154,373 | $146,583 |

The Company's service revenue is comprised of the following (in thousands):

| | Year ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Maintenance | $ 76,423 | $ 76,418 | $ 78,379 |
| Professional services | 24,385 | 28,905 | 24,345 |
| | $100,808 | $105,323 | $102,724 |

## (20) RELATED PARTIES

Dr. Nottenburg, who served as the Company's President and Chief Executive Officer from June 13, 2008 through October 12, 2010, was a member of the Board of Directors of Comverse Technology ("Comverse"), a worldwide provider of software and systems. Comverse has several majority-owned subsidiaries, including Ulticom, Inc. (which Comverse sold in the fourth quarter of fiscal 2010) and Verint Systems during that period. All three companies are vendors of the Company. The Company had well-established and ongoing business relationships with these vendors prior to Dr. Nottenburg's service as the Company's President and Chief Executive Officer. Costs incurred for purchases from these companies, in the aggregate, were $3.9 million for the period from January 1, 2010 through October 12, 2010.

## (21) COMMITMENTS AND CONTINGENCIES

### Leases

The Company leases its facilities under operating leases, which expire at various times through 2018. The Company is responsible for certain real estate taxes, utilities and maintenance costs under these leases. The Company's corporate headquarters is located in a leased facility in Westford, Massachusetts, consisting of 97,500 square feet under a lease that expires in August 2018.

Escalation clauses, free rent and other lease concessions are recognized on a straight-line basis over the minimum lease term. Rent expense was $5.0 million for the year ended December 31, 2012, $5.3 million for the year ended December 31, 2011 and $5.5 million for the year ended December 31, 2010.

Future minimum payments under operating lease arrangements as of December 31, 2012 are as follows (in thousands):

| Years ending December 31, | |
|---|---|
| 2013 | $ 5,531 |
| 2014 | 4,314 |
| 2015 | 3,961 |
| 2016 | 3,032 |
| 2017 | 1,650 |
| Thereafter | 826 |
| | $19,314 |

### Litigation and Contingencies

The Company is often a party to disputes and legal proceedings that it considers routine and incidental to its business. In the normal course of business, the Company enters into contractual commitments to purchase services, materials, components, and finished goods from suppliers. Under agreements with certain contract manufacturers, the Company may be liable for purchased raw materials procured for the Company by the contract manufacturer. Management does not expect the results of any of these actions to have a material effect on the Company's business or consolidated financial statements.

## (22) QUARTERLY RESULTS (UNAUDITED)

The following tables present the Company's quarterly operating results for the years ended December 31, 2012 and 2011. The information for each of these quarters is unaudited and has been prepared on the same basis as the audited consolidated financial statements. In the opinion of management, all necessary adjustments, consisting only of normal recurring adjustments, have been

**(22) QUARTERLY RESULTS (UNAUDITED) (Continued)**

included to present fairly the unaudited consolidated quarterly results when read in conjunction with the Company's audited consolidated financial statements and related notes.

| | First Quarter | Second Quarter | Third Quarter(1) | Fourth Quarter |
|---|---|---|---|---|
| | (In thousands, except per share data) | | | |
| **Fiscal 2012** | | | | |
| Revenue | $ 64,339 | $ 57,610 | $ 57,049 | $ 75,136 |
| Cost of revenue | 22,585 | 24,815 | 24,607 | 39,533 |
| Gross profit | $ 41,754 | $ 32,795 | $ 32,442 | $ 35,603 |
| Loss from operations | $ (6,197) | $(11,792) | $(14,804) | $(15,749) |
| Net loss | $ (6,438) | $(11,725) | $(15,619) | $(16,387) |
| Loss per share(2): | | | | |
| Basic | $ (0.02) | $ (0.04) | $ (0.06) | $ (0.06) |
| Diluted | $ (0.02) | $ (0.04) | $ (0.06) | $ (0.06) |
| Shares used in computing loss per share: | | | | |
| Basic | 279,487 | 279,926 | 280,145 | 280,773 |
| Diluted | 279,487 | 279,926 | 280,145 | 280,773 |

| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| | (In thousands, except per share data) | | | |
| **Fiscal 2011** | | | | |
| Revenue | $ 67,299 | $ 51,772 | $ 66,353 | $ 74,272 |
| Cost of revenue | 40,674 | 21,836 | 24,137 | 26,928 |
| Gross profit | $ 26,625 | $ 29,936 | $ 42,216 | $ 47,344 |
| Income (loss) from operations | $(11,476) | $ (6,746) | $ 1,201 | $ 4,496 |
| Net income (loss) | $(12,408) | $ (5,934) | $ 1,909 | $ 3,730 |
| Earnings (loss) per share(2): | | | | |
| Basic | $ (0.04) | $ (0.02) | $ 0.01 | $ 0.01 |
| Diluted | $ (0.04) | $ (0.02) | $ 0.01 | $ 0.01 |
| Shares used in computing earnings (loss) per share: | | | | |
| Basic | 277,712 | 278,400 | 278,721 | 279,293 |
| Diluted | 277,712 | 278,400 | 279,324 | 279,565 |

(1) Includes the results of NET for the period subsequent to August 24, 2012.

(2) Earnings (loss) per share is calculated independently for each of the quarters presented; accordingly, the sum of the quarterly earnings (loss) per share amounts may not equal the total calculated for the year.

## Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

None.

## Item 9A. Controls and Procedures

### Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2012.

### Management's Annual Report on Internal Control over Financial Reporting

Our management, with the participation of our principal executive officer and principal financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control system is designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of published financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making its assessment of internal control over financial reporting, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—Integrated Framework*. Based on this assessment, management concluded that, as of December 31, 2012, our internal control over financial reporting is effective.

Deloitte & Touche LLP, an independent registered public accounting firm that audited our financial statements included in this Annual Report, has issued an attestation report on management's internal control over financial reporting, which is included in this Item 9A under the caption "Report of Independent Registered Public Accounting Firm."

### Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act during the fiscal quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Sonus Networks, Inc.
Westford, Massachusetts

We have audited the internal control over financial reporting of Sonus Networks, Inc. and subsidiaries (the "Company") as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012 of the Company and our report dated March 6, 2013 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
March 6, 2013

### Item 9B. Other Information

Not applicable.

## PART III

### Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item 10 is included under the caption "Executive Officers of the Registrant," "Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," "Code of Ethics" and "Board Meetings and Committees" in our definitive Proxy Statement with respect to our 2013 Annual Meeting of Stockholders to be filed with the SEC no later than 120 days after the end of the fiscal year ended December 31, 2012 and is incorporated herein by reference.

### Item 11. Executive Compensation

The information required by this Item 11 is included under the captions "Director Compensation," "Summary of Executive Compensation," "Plan-Based Awards," "Option Holdings," "Severance and Change-in-Control Arrangements," "Compensation Committee Report" and "Compensation Committee Interlocks and Insider Participation" in our definitive Proxy Statement with respect to our 2013 Annual Meeting of Stockholders to be filed with the SEC not later than 120 days after the end of the fiscal year ended December 31, 2012 and is incorporated herein by reference.

### Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item 12 is included under the captions "Beneficial Ownership of Securities" and "Equity Compensation Plan Information" in our definitive Proxy Statement with respect to our 2013 Annual Meeting of Stockholders to be filed with the SEC not later than 120 days after the end of the fiscal year ended December 31, 2012 and is incorporated herein by reference.

### Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item 13 is included, as applicable, under the captions "Severance and Change-in-Control Agreements," "Indemnification Agreements," "Director Independence" and "Transactions with Related Persons" in our definitive Proxy Statement with respect to our 2013 Annual Meeting of Stockholders to be filed with the SEC not later than 120 days after the end of the fiscal year ended December 31, 2012 and is incorporated herein by reference.

### Item 14. Principal Accounting Fees and Services

The information required by this Item 14 is included under the captions "Fees for Independent Registered Public Accounting Firm during the years ended December 31, 2012 and 2011" and "Policy on Audit Committee Pre-approval of Audit and Non-audit Services" in our definitive Proxy Statement with respect to our 2013 Annual Meeting of Stockholders to be filed with the SEC not later than 120 days after the end of the fiscal year ended December 31, 2012 and is incorporated herein by reference.

## PART IV

### Item 15. Exhibits and Financial Statement Schedules

**1) Financial Statements**

The consolidated financial statements of the Company are listed in the index under Part II, Item 8, of this Annual Report on Form 10-K.

**2) Financial Statement Schedules**

None. All schedules are omitted because they are not applicable, not required under the instructions or the information is contained in the consolidated financial statements, or notes thereto, included herein.

**3) List of Exhibits**

The Exhibits filed as part of this Annual Report on Form 10-K are listed in the Exhibit Index immediately preceding such Exhibits, which Exhibit Index is incorporated herein by reference.


10-K

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONUS NETWORKS, INC.

March 6, 2013

By: /s/ RAYMOND P. DOLAN

Raymond P. Dolan
*President, Chief Executive Officer and Director*

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

| Signature | Title | Date |
|---|---|---|
| /s/ RAYMOND P. DOLAN<br>Raymond P. Dolan | President, Chief Executive Officer and Director (Principal Executive Officer) | March 6, 2013 |
| /s/ MAURICE L. CASTONGUAY<br>Maurice L. Castonguay | Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer) | March 6, 2013 |
| /s/ HOWARD E. JANZEN<br>Howard E. Janzen | Chairman | March 6, 2013 |
| /s/ JAMES K. BREWINGTON<br>James K. Brewington | Director | March 6, 2013 |
| /s/ JOHN P. CUNNINGHAM<br>John P. Cunningham | Director | March 6, 2013 |
| /s/ BEATRIZ V. INFANTE<br>Beatriz V. Infante | Director | March 6, 2013 |
| /s/ JOHN A. SCHOFIELD<br>John A. Schofield | Director | March 6, 2013 |
| /s/ SCOTT E. SCHUBERT<br>Scott E. Schubert | Director | March 6, 2013 |
| /s/ H. BRIAN THOMPSON<br>H. Brian Thompson | Director | March 6, 2013 |

## EXHIBIT INDEX

| Exhibit No. | Description |
|---|---|
| 2.1 | Agreement and Plan of Merger, dated as of June 18, 2012, by and among Sonus Networks, Inc., Navy Acquisition Subsidiary, Inc. and Network Equipment Technologies, Inc. (incorporated by reference to Exhibit 2.1 to the registrant's Current Report on Form 8-K, filed June 19, 2012 with the SEC). |
| 3.1 | Fourth Amended and Restated Certificate of Incorporation of Sonus Networks, Inc., as amended (incorporated by reference to Exhibit 3.3 to the registrant's Current Report on Form 8-K, filed June 22, 2009 with the SEC). |
| 3.2 | Certificate of Designation specifying the terms of the Series A Junior Participating Preferred Stock, par value $0.01 per share (incorporated by reference to Exhibit 3.1 to the registrant's Current Report on Form 8-K, filed June 27, 2008 with the SEC). |
| 3.3 | Amended and Restated By Laws of Sonus Networks, Inc. (incorporated by reference to Exhibit 3.1 to the registrant's Current Report on Form 8-K, filed June 22, 2009 with the SEC). |
| 4.1 | Form of Stock Certificate representing shares of Sonus Networks, Inc. Common Stock (incorporated by reference to Exhibit 4.1 to Amendment No. 2 of the registrant's Registration Statement on Form S-1, filed May 19, 2000 with the SEC). |
| 4.2 | Rights Agreement, dated June 26, 2008, between Sonus Networks, Inc. and American Stock Transfer & Trust Company, LLC, which includes as Exhibit A thereto a form of Certificate of Designation for the Series A Junior Participating Preferred Stock, as Exhibit B thereto the Form of Rights Certificate and as Exhibit C thereto a Summary of Rights to Purchase Shares of Preferred Stock (incorporated by reference to Exhibit 4.1 to the registrant's Current Report on Form 8-K, filed June 27, 2008 with the SEC). |
| 4.3 | Amendment No. 1, dated as of June 10, 2011 to Rights Agreement, dated as of June 26, 2008, between Sonus Networks, Inc. and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.2 to the registrant's Current Report on Form 8-K, filed June 13, 2011 with the SEC). |
| 10.1 | Registration Rights Agreement, dated as of November 2, 2000, by and among Sonus Networks, Inc. and the Stockholder parties thereto (incorporated by reference to Exhibit 10.1 to the registrant's Registration Statement on Form S-4, filed December 22, 2000 with the SEC). |
| 10.2+ | Amended and Restated 1997 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the registrant's Registration Statement on Form S-1, filed March 10, 2000 with the SEC). |
| 10.3+ | Form of Notice of Grant of Stock Options and Stock Option Agreement under the 1997 Stock Incentive Plan-Additional Terms and Conditions (incorporated by reference to Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q, filed August 20, 2004 with the SEC). |
| 10.4+ | Form of Indemnity Agreement for Officers and Directors (incorporated by reference to Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q, filed August 20, 2004 with the SEC). |
| 10.5+ | Form of Resale Restriction Agreement (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K, filed December 28, 2005 with the SEC). |
| 10.6+ | Form of Consent to Stock Option Amendment (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K, filed December 29, 2006 with the SEC). |

| Exhibit No. | Description |
|---|---|
| 10.7+ | Amended and Restated 2000 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.18 to the registrant's Annual Report on Form 10-K, filed March 6, 2008 with the SEC). |
| 10.8+ | Employment Agreement between Sonus Networks, Inc. and Richard N. Nottenburg accepted on May 16, 2008 (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K, filed May 20, 2008 with the SEC). |
| 10.9+ | Executive Severance and Arbitration Agreement between Sonus Networks, Inc. and Matthew Dillon accepted on October 7, 2008 (incorporated by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K, filed October 8, 2008 with the SEC). |
| 10.10 | Letter Agreement dated January 9, 2009 by and among Sonus Networks, Inc. and Legatum Capital Limited and certain of its affiliates (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K, filed January 12, 2009 with the SEC). |
| 10.11+ | 2007 Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.14 to the registrant's Annual Report on Form 10-K, filed March 10, 2011 with the SEC). |
| 10.12+ | Senior Management Cash Incentive Plan (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K, filed February 24, 2010 with the SEC). |
| 10.13+ | Executive Severance and Arbitration Agreement between Sonus Networks, Inc. and Wayne Pastore accepted on October 2, 2008 (incorporated by reference to Exhibit 10.21 to the registrant's Annual Report on Form 10-K, filed February 25, 2010 with the SEC). |
| 10.14+ | Amendment to Employment Letter between Sonus Networks, Inc. and Wayne Pastore accepted on February 19, 2010 (incorporated by reference to Exhibit 10.1 to the registrant's Annual Report on Form 10-K, filed February 25, 2010 with the SEC). |
| 10.15+ | Amendment to Employment Letter between Sonus Networks, Inc. and Wayne Pastore accepted on April 29, 2010 (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K, filed May 3, 2010 with the SEC). |
| 10.16+ | Retention Letter between Sonus Networks, Inc. and Richard N. Nottenburg accepted on May 18, 2010 (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K, filed May 20, 2010 with the SEC). |
| 10.17+ | Employment Agreement between Sonus Networks, Inc. and Raymond P. Dolan accepted on October 8, 2010 (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K, filed October 12, 2010 with the SEC). |
| 10.18 | Lease, dated August 11, 2010, between Michelson Farm-Westford Technology Park IV Limited Partnership and Sonus Networks, Inc. with respect to the property located at 4 Technology Park Drive, Westford, Massachusetts (incorporated by reference to Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q, filed November 2, 2010 with the SEC). |
| 10.19 | First Amendment to Lease, dated October 27, 2010, between Michelson Farm-Westford Technology Park IV Limited Partnership and Sonus Networks, Inc. with respect to the property located at 4 Technology Park Drive, Westford, Massachusetts (incorporated by reference to Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q, filed November 2, 2010 with the SEC). |
| 10.20+ | Employment Agreement between Sonus Networks, Inc. and Wayne Pastore accepted on December 28, 2007 (incorporated by reference to Exhibit 10.29 to the registrant's Annual Report on Form 10-K filed March 10, 2011 with the SEC). |
| 10.21+ | Amendment to Employment Agreement between Sonus Networks, Inc. and Raymond P. Dolan, accepted on February 14, 2011 (incorporated by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K, filed February 16, 2011 with the SEC). |

| Exhibit No. | Description |
|---|---|
| 10.22+ | Employment Agreement between Sonus Networks, Inc. and Maurice Castonguay, accepted on August 24, 2011 (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K, filed August 25, 2011 with the SEC. |
| 10.23+ | Amendment to Employment Agreement between Sonus Networks, Inc. and Maurice Castonguay, dated October 25, 2011 (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K/A, filed October 25, 2011 with the SEC). |
| 10.24+ | Form of Nonstatutory Stock Option Award Agreement Granted under the 2007 Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.30 to the registrant's Annual Report on Form 10-K, filed February 24, 2012 with the SEC). |
| 10.25+ | Form of Restricted Stock Award Agreement Granted under the 2007 Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.31 to the registrant's Annual Report on Form 10-K, filed February 24, 2012 with the SEC). |
| 10.26+ | Employment Agreement between Sonus Networks, Inc. and Todd Abbott accepted on May 3, 2011 (incorporated by reference to Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q, filed April 30, 2012 with the SEC). |
| 10.27+ | Amendment to Employment Agreement between Sonus Networks, Inc. and Raymond P. Dolan, accepted August 7, 2012 (incorporated by reference to the registrant's Current Report on Form 8-K, filed August 8, 2012 with the SEC). |
| 10.28+ | 2008 Stock Incentive Plan (incorporated by reference to Exhibit 99.1 to the registrant's Registration Statement on Form S-8, filed August 27, 2012 with the SEC). |
| 10.29*+ | Form of Nonstatutory Stock Option Award Agreement Granted under the 2008 Stock Incentive Plan. |
| 10.30*+ | Form of Restricted Stock Award Agreement Granted under the 2008 Stock Incentive Plan. |
| 10.31+ | Amendment to Employment Agreement between Sonus Networks, Inc. and Raymond P. Dolan, accepted on February 15, 2013 (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K, filed February 19, 2013 with the SEC). |
| 10.32+ | Amendment to Employment Agreement between Sonus Networks, Inc. and Maurice Castonguay, accepted on February 15, 2013 (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K, filed February 19, 2013 with the SEC). |
| 10.33+ | Amendment to Employment Agreement between Sonus Networks, Inc. and Todd Abbott, accepted on February 15, 2013 (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K, filed February 19, 2013 with the SEC). |
| 10.34+ | Amendment to Employment Agreement between Sonus Networks, Inc. and Matthew Dillon, accepted on February 15, 2013 (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K, filed February 19, 2013 with the SEC). |
| 14.1 | Code of Conduct (incorporated by reference to Exhibit 14.1 to the registrant's Current Report on Form 8-K, filed June 7, 2011 with the SEC). |
| 21.1* | Subsidiaries of the Registrant. |
| 23.1* | Consent of Independent Registered Public Accounting Firm, Deloitte & Touche LLP |
| 31.1* | Certificate of Sonus Networks, Inc. Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 31.2* | Certificate of Sonus Networks, Inc. Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 32.1* | Certificate of Sonus Networks, Inc. Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| 32.2* | Certificate of Sonus Networks, Inc. Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| 101.INS** | XBRL Instance Document |
| 101.SCH** | XBRL Taxonomy Extension Schema |


10-K

| Exhibit No. | Description |
|---|---|
| 101.CAL** | XBRL Taxonomy Extension Calculation Linkbase |
| 101.DEF** | XBRL Taxonomy Extension Definition Linkbase |
| 101.LAB** | XBRL Taxonomy Extension Label Linkbase |
| 101.PRE** | XBRL Taxonomy Extension Presentation Linkbase |

* Filed herewith.

\+ Management contract or compensatory plan or arrangement filed in response to Item 15(a)(3) of the Instructions to the Annual Report on Form 10-K.

** Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 17 of the Securities Exchange Act of 1934 and otherwise are not subject to liability.

**Important Information Regarding Forward-Looking Statements**

This Annual Report contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this Annual Report are forward-looking statements. Without limiting the foregoing, the words "anticipates", "believes", "could", "estimates", "expects", "intends", "may", "plans", "seeks", "projects" and other similar language, whether in the negative or affirmative, are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

The forward-looking statements in this Annual Report are based on our expectations and assumptions regarding our business, the economy and other future conditions. Although we believe that our expectations and assumptions are reasonable, readers are cautioned that these forward-looking statements are only predictions and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and our actual results may differ materially from those contemplated by the forward-looking statements as a result of various factors, including those discussed in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors" sections of this Annual Report. Any forward-looking statements in this Annual Report represent our views only as of the date of this report and should not be relied upon as representing our views as of any subsequent date. While we may elect to update forward-looking statements in the future, we specifically disclaim any obligation to do so, except as required by law.


Sonus

4 Technology Park Drive
Westford, MA 01886 USA
www.sonus.net